UPDATED TECHNICAL REPORT
FOR THE
TERRONERA PROJECT
JALISCO STATE
MEXICO

Between 20°39’45" and 21°02’30" N Latitude and
Between 104°35’00" and 104°51’00" W Longitude

FOR
ENDEAVOUR SILVER CORP.

NI 43-101 & 43-101F1
TECHNICAL REPORT

Eugene Puritch, P.Eng., FEC, CET
D. Gregory Robinson, P.Eng., MBA
Peter J. Smith, P.Eng.
David Burga, P.Geo.
Yungang Wu, P.Geo.
Eugenio Iasillo, P.E.
Humberto Preciado, P.E.
Benjamin Peacock, P.Eng.

P&E Mining Consultants Inc.
Report 351

Effective Date: February 12, 2019
Signing Date: April 30, 2019

P&E Mining Consultants Inc.	Page i
Endeavour Silver Corp., Terronera Project, Report No. 351

P&E Mining Consultants Inc.	Page ii
Endeavour Silver Corp., Terronera Project, Report No. 351

P&E Mining Consultants Inc.	Page iii
Endeavour Silver Corp., Terronera Project, Report No. 351

P&E Mining Consultants Inc.	Page iv
Endeavour Silver Corp., Terronera Project, Report No. 351

P&E Mining Consultants Inc.	Page v
Endeavour Silver Corp., Terronera Project, Report No. 351

P&E Mining Consultants Inc.	Page vi
Endeavour Silver Corp., Terronera Project, Report No. 351

	24.2	Development Schedule	240
25.0	INTERPRETATION AND CONCLUSIONS		242
26.0	RECOMMENDATIONS		243
27.0	REFERENCES		245
28.0	CERTIFICATES		246

P&E Mining Consultants Inc.	Page vii
Endeavour Silver Corp., Terronera Project, Report No. 351

LIST OF TABLES

P&E Mining Consultants Inc.	Page viii
Endeavour Silver Corp., Terronera Project, Report No. 351

P&E Mining Consultants Inc.	Page ix
Endeavour Silver Corp., Terronera Project, Report No. 351

P&E Mining Consultants Inc.	Page x
Endeavour Silver Corp., Terronera Project, Report No. 351

LIST OF FIGURES

P&E Mining Consultants Inc.	Page xi
Endeavour Silver Corp., Terronera Project, Report No. 351

P&E Mining Consultants Inc.	Page xii
Endeavour Silver Corp., Terronera Project, Report No. 351

Figure 22.2	After-Tax NPV Sensitivity Graph	237
Figure 23.1	Minera Cimarron’s Santa Quiteria Mine Photograph	238
Figure 24.1	Terronera Development Schedule	241

P&E Mining Consultants Inc.	Page xiii
Endeavour Silver Corp., Terronera Project, Report No. 351

1.0      SUMMARY

1.1      INTRODUCTION

Endeavour Silver Corp. (Endeavour Silver) commissioned P&E Mining Consultants Inc. to prepare an Updated Technical Report for the Terronera Project compliant with Canadian Securities Administrators (CSA) National Instrument 43-101 (NI 43-101). Endeavour Silver determined that the resulting recent material changes to the mine design and production schedule justified the preparation of an Updated Technical Report.

Throughout this Updated Technical Report dollar values are in US dollars (“$” or “US$”) unless otherwise stated.

Endeavour Silver is a mid-tier silver mining company engaged in the exploration, development, and production of mineral properties in Mexico. Endeavour Silver is focused on growing its production, Mineral Resources, and Mineral Reserves in Mexico. Since start-up in 2004, Endeavour Silver has posted numerous consecutive years of growth of its silver mining operations. Endeavour Silver owns and operates the Guanaceví Mine located in the northwestern Durango State, and the Bolañitos Mine, both located near the city of Guanajuato in Guanajuato State, Mexico. In late 2019, Endeavour Silver commissioned the operations at its El Compas Mine in Zacatecas, Mexico.

This Updated Technical Report follows the format and guidelines of Form 43-101F1, Technical Report for National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101), and its Companion Policy 43-101 CP, as amended by the CSA.

This Updated Technical Report has an effective date of February 12, 2019. The Mineral Resource and Reserve Estimate reported in this Updated Technical Report complies with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards and definitions, as required under NI 43-101 regulations.

In this Updated Technical Report, the term San Sebastián Property refers to the entire area covered by the mineral concessions, while the term Terronera Project (the Project) refers to an area within the mineral concession and separate surface lands on which the current exploration programs, Mineral Resource and Mineral Reserve Estimates are located.

This Updated Technical Report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals, and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a very small margin of error. The Qualified Persons responsible for this Updated Technical Report do not consider such minor errors to be material to the calculations presented herein.

The conclusions and recommendations in this Updated Technical Report reflect the Qualified Person’s best independent judgment in light of the information available at the time of writing.

Summarized briefly below is key information in the Updated Technical Report, including property description and ownership, geology and mineralization, the status of exploration and development, Mineral Resource and Reserve Estimates, metallurgical testing, environmental and conclusions and recommendations of the Qualified Persons.

P&E Mining Consultants Inc.	Page 1 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

1.2      LOCATION AND PROPERTY DESCRIPTION

San Sebastian del Oeste (San Sebastián) is an historic silver and gold mining district located in southwestern Jalisco State, approximately 155 km southwest of Guadalajara and 40 km northeast of Puerto Vallarta, accessible by paved and gravel roads. One small, high-grade, underground silver-gold mine, La Quiteria (130 tonnes per day (tpd)), continues to operate in the district. The San Sebastián Properties acquired by Endeavour Silver surround the La Quiteria Mine and represent a new, district-scale, silver-gold exploration opportunity for the Company.

1.3      OWNERSHIP

In February, 2010, Endeavour Silver acquired an option to purchase the San Sebastián silver-gold Properties in Jalisco State from Industrias Minera México S.A. de C.V. (IMMSA), also known as Grupo Mexico, one of the largest mining companies in Mexico.

Endeavour Silver holds the Terronera Project through its 100% owned Mexican subsidiary, Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the Project through its 100% owned subsidiaries Terronera Precious Metals S.A. de C.V. (TPM) and Minera Plata Adelante S.A. de C.V. (Minera Plata).

At present, the Terronera Project is comprised of 24 mineral concessions totalling 17,369 hectares (ha) and certain surface lands upon which future mining surface operations, mineral processing, and tailings and waste rock storage are proposed to occur. The core group of 10 concessions totalling 3,388 ha was owned by IMMSA. These concessions cover the main area of the known mining district. In 2013, Endeavour Silver completed the acquisition of a 100% interest in the San Sebastián Properties from IMMSA. IMMSA retained a 2% NSR royalty on mineral production from the properties.

In 2012, Endeavour Silver also filed and received title for two concessions (San Sebastián 10 Fracc. 1 and Fracc. 2) totalling 2,078 ha. Additionally, in 2013, Endeavour Silver filed a total of seven concessions (San Sebastian 12, San Sebastian 13, San Sebastian 14, San Sebastian 15, San Sebastian 16, San Sebastian 17 and San Sebastian 18) totalling 4,163 ha. To date, five of these concessions have been titled, with the exception of San Sebastian 15 and San Sebastian 16, which were filed again on November and August of 2018 respectively.

In 2015, Endeavour Silver acquired an option to purchase a group of properties (Los Pinos Fracc. I, Los Pinos Fracc. II and La Fundisión 2 Fracc. I, totalling 8,373 ha), surrounding the San Sebastián silver-gold Properties, from Agregados Mineros de Occidente S.A. de C.V. (AGREMIN). In addition, in 2017 Endeavour Silver also acquired from AGREMIN another option to purchase the La Única Fracc. II (3,538 ha) concession. These Properties and Agreement were transferred by AGREMIN to its related Company named Compañia Plata San Sebastian S.A. de C.V. On December 2018, the option agreement for La Fundision 2 Fracc. I (Title 228866) and La Única Fracc. II (Title 225185) concessions, was terminated. The cancellation is currently in process.

P&E Mining Consultants Inc.	Page 2 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

At the end of 2017, Endeavour Silver acquired a total of three concessions at the southern boundary of the San Sebastian Properties which were called Cerro Gordo 1 (499.7 ha), Cerro Gordo 2 (500 ha) and Cerro Gordo 3 (400 ha). Two of these concessions have been titled, with the exception of Cerro Gordo 3 (filed again in June of 2018). In early 2018, Endeavour Silver filed and received title for two more concessions in the area: Cerro Gordo 4 (400 ha) and Cerro Gordo 5 (399 ha).

In August of 2018, Endeavour Silver acquired an exploration and option agreement covering the property named La Unica Fracc. I (2,157 ha) from Compañia Plata San Sebastian S.A. de C.V.

The annual 2019 concession tax for all the San Sebastian Properties was MXP 4,138,726 which is equal to US$206,936 (at an exchange rate of 20 MXP to US$1.00 dollar).

1.4      HISTORY

Although the San Sebastián silver and gold mines were first discovered in 1542, and there were several periods of small-scale mining over the last 450 years, the only significant modern exploration in the district was carried out by IMMSA in the late 1980s and early 1990s.

As is the case with many mines in Mexico which were owned by individuals or corporations, the historical production records have not survived the revolutions, passing of the individual owners, closing of the mines, corporate failure, or government seizure of assets. Therefore, the exact San Sebastián area silver production is unknown.

1.5      GEOLOGY AND MINERALIZATION

The San Sebastián Properties cover a classic, low sulphidation, epithermal vein system in four mineralized vein sub-districts named Los Reyes, Santiago de Los Pinos, San Sebastián and Real de Oxtotipan. Each sub-district consists of a cluster of quartz (calcite, barite) veins mineralized with sulphide minerals (pyrite, argentite, galena and sphalerite). Each vein cluster spans approximately 3 km x 3 km in area. In total, more than 50 small mines were developed historically on at least 20 separate veins.

The San Sebastián veins tend to be large and can host high grade silver-gold mineralized deposits. For example, the La Quiteria Vein ranges up to 15 m thick, and the Santa Quiteria Mine averages about 280 g/t silver (Ag) and 0.5 g/t gold (Au) over a 3 m to 4 m width. This high grade mineralized zone appears to extend into the San Sebastián Properties both along strike and immediately down dip.

1.6      EXPLORATION

In 2010, Endeavour Silver commenced exploration activities on the Terronera Project and in 2011 the first drilling campaign was conducted at the Real Alto (Real, Animas-Los Negros, Escurana and Tajo veins) and Quiteria West Targets. In 2012, the surface drilling program continued at Real Alto and a single deep drill hole was drilled at Quiteria West.

P&E Mining Consultants Inc.	Page 3 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

The first Endeavour Silver drilling program over the Terronera Vein was conducted from early 2012 to the end of 2016; the structure has been tested with 149 drill holes totalling 43,526 m. Additionally, seven drill holes were completed at the Terronera North area (2,783 m).

In 2016, exploration activities focused on the definition and evaluation of new drilling targets around the Terronera Project and near the proposed future mine operations. Nine drilling targets were tested, including the discovery of the La Luz Vein.

Between 2011 and 2016, Endeavour Silver had drilled 70,885 m in 248 diamond drill holes over the entire Terronera Project. Holes were drilled from surface and 22,351 samples have been collected and submitted for analysis.

During 2017, a total of 12,252 m was drilled in 47 drill holes, with the objective to add Mineral Resources to the Terronera Project. This drilling was mainly conducted at the La Luz Deposit. To date a total of 41 drill holes have been completed over that structure totalling 9,796 m. Eight other structures were also tested: El Muro, Los Espinos, Los Reyes, El Fraile, Vista Hermosa, La Escondida, La Atrevida and Quiteria West. The 2017 drilling program included 2,308 assays.

During 2018, a total of 18,774 m was drilled in 39 surface diamond drill holes to further delineate the Terronera Vein, including 3,007 samples collected and submitted for analysis

In late 2018, Endeavour Silver engaged Knight Piésold Ltd. (“KP”) to provide geomechanical and hydrogeological support for the proposed underground mine for the La Luz Vein of the Terronera Project. The investigation program consisted of geomechanical drill holes with core orientation and detailed geomechanical logging, a hydrogeological packer testing at approximately 30 m downhole intervals, and a nested vibrating wire piezometer installation. Two drill holes were completed by the end of 2018, totalling 405 m. One drill hole was still pending completion for early 2019. The analysis of this recent work is currently in progress.

1.7      MINERAL PROCESSING AND METALLURGICAL TESTING

ALS Metallurgy (ALS) conducted locked and open cycle flotation tests for the Terronera Project at its metallurgical testing facility in Kamloops, B.C. The primary objectives of the test program were to enhance the levels of precious metal recovery and improve final concentrate grades.

The open cycle flotation data developed by ALS indicate that at a relatively coarse primary grind size, a medium grade gold and silver bearing second cleaner concentrate may be produced. The process flow sheet includes a two stage crushing circuit followed by closed circuit grinding to achieve a flotation feed grind size of 80% passing 150 mesh (100 microns). Flash flotation inclusion in the grinding circuit improves the levels of recovery. A regrind circuit provides improved liberation of precious metals mineralization and higher final concentrate grade. The Project will produce a high grade concentrate with the expected overall recoveries of

  Gold 80.4% and Silver 84.6%.

Similar metallurgical response to flotation was obtained in bench scale flotation testing from materials originating from Terronera and La Luz deposits. It is expected that the same levels of precious metal recovery will be achieved in the concentrator for materials processed from both mineralized deposits.

P&E Mining Consultants Inc.	Page 4 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

Further studies are recommended to upgrade the process plant feed, lower the grinding costs, and increase process recoveries.

1.8      2013 MINERAL RESOURCE ESTIMATE

The Mineral Resource Estimate discussed in the Technical Report Audit of the Mineral Resource Estimate for the San Sebastian Project dated March 27, 2014 was estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on November 27, 2010. The effective date of that Mineral Resource Estimate is December 31, 2013.

1.9      2015 MINERAL RESOURCE ESTIMATE

In 2015, P&E updated the Terronera Project Mineral Resource Estimate. As of April 30, 2015, the Terronera Vein was estimated to contain Indicated Mineral Resources of 2.9 Mt at 211 g/t Ag and 1.65 g/t Au and Inferred Resources of 1.2 Mt at 218 g/t Ag and 1.39 g/t Au. The cut-off grade was 100 g/t AuEq, using a 70:1 ratio based on prices of US$18/oz silver and US$1,250/oz gold.

1.10    2017 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The Mineral Resource and Mineral Reserve Estimates presented in the initial PFS were estimated using the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014. The effective date of the Mineral Resource and Mineral Reserve Estimates is April 3, 2017. As of May 11, 2017, the Terronera Vein was estimated to contain Indicated Mineral Resources of 3,959,000 t at 232 g/t Ag and 2.18 g/t Au and Inferred Mineral Resources of 720,000 t at 309 g/t Ag and 1.48 g/t Au. The cut-off grade was 150 g/t AgEq, using a 70:1 ratio based on US$18/oz silver and US$1,225/oz gold

1.11    AUGUST 2018 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The Mineral Resource and Mineral Reserve Estimates presented in the Updated Preliminary Feasibility Study were estimated using the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014. The effective date of the Mineral Resource and Mineral Reserve Estimates is August 1, 2018. As of August 7, 2018, the Terronera Vein was estimated to contain Indicated Mineral Resources of 4,363,000 t at 239 g/t Ag and 2.53 g/t Au and Inferred Mineral Resources of 1,073,000 t at 252 g/t Ag and 2.38 g/t Au. The cut-off grade was 150 g/t AgEq, using a 75:1 ratio based on US$17/oz silver and US$1275/oz gold.

P&E Mining Consultants Inc.	Page 5 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

1.12    2019 MINERAL RESOURCE ESTIMATE

The Mineral Resource Estimate presented in this Updated Technical Report was estimated using the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014. The effective date of the Mineral Resource Estimate is February 1, 2019.

1.13    CUT-OFF GRADE

The cut-off grade selected for the February 1, 2019 Mineral Resource Estimate was 150 g/t silver equivalent (AgEq). See Section 14.12 for AgEq cut-off details based on metal prices of US$17.50/oz silver and US$1,275/oz gold and is presented in Table 1.1.

TABLE 1.1 TERRONERA MINERAL RESOURCE ESTIMATE AT A CUT-OFF GRADE OF 150 G/T AGEQ (1-6)
Classification	Tonnes (kt)	Ag (g/t)	Contained Ag (koz)	Au (g/t)	Contained Au (koz)	AgEq (g/t)	Contained AgEq (koz)
Indicated	5,275	227.2	38,537	2.35	398	403.4	68,416
Inferred	1,022	212.2	6,970	1.70	56	339.8	11,161

1.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio- political, marketing, or other relevant issues.

2.

The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

3.	The Mineral Resources in this Updated Technical Report were estimated using the CIM Definition Standards for Mineral Resources and Mineral Reserves.
4.	AgEq g/t = Ag g/t + (Au g/t x 75)
5.	Historical mined areas were depleted from the Terronera Vein wireframe and Mineral Resource model.
6.	Mineral Resources are inclusive of Mineral Reserves.

A summary of the La Luz Mineral Resource Estimate at a cut-off grade of 150 g/t AgEq is presented in Table 1.2.

P&E Mining Consultants Inc.	Page 6 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 1.2 LA LUZ MINERAL RESOURCE ESTIMATE AT A CUT-OFF GRADE OF 150 G/T AGEQ (1-5)
Classification	Tonnes (kt)	Ag (g/t)	Contained Ag (koz)	Au (g/t)	Contained Au (koz)	AgEq (g/t)	Contained AgEq (koz)
Indicated	126	192	779	13.60	55	1,212	4,904
Inferred	58	145	269	12.15	23	1,060	1,994

1.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio- political, marketing, or other relevant issues.

2.

The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

3.

The Mineral Resources in this Updated Technical Report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

4.	AgEq g/t = Ag g/t + (Au g/t x 75)
5.	Mineral Resources are inclusive of Mineral Reserves.

1.14    MINERAL RESERVE ESTIMATE

A summary of the Terronera and La Luz Probable Mineral Reserve is given in Table 1.3.

TABLE 1.3 TERRONERA AND LA LUZ PROBABLE MINERAL RESERVE(1-5)
Deposit	Tonnes (kt)	Au (g/t)	Ag (g/t)	AgEq (g/t)	Au (koz)	Ag (koz)	AgEq (koz)
Terronera	5,445	2.10	210	367	367	36,719	64,241
La Luz	142	11.84	182	1,070	52	721	4,632
Combined	5,587	2.33	208	383	419	37,440	68,873

1.

The Mineral Reserve in this Updated Technical Report was estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

2.	AgEq g/t = Ag g/t + (Au g/t x 75)
3.	Historical mined areas were depleted from the Terronera Mineral Reserve model.
4.	See section 15 for more detail on Mineral Reserve parameters.
5.	Grades vary from the January 19th 2019 Mineral Reserve disclosure news release due to the elimination of longhole mining from previous studies.

1.15    MINING METHODS

The underground mine operations at Terronera and La Luz will be accessed via main access ramps. In the case of Terronera, the access ramps from mine portal area and the process plant area will connect to a main haulage drift and in the case of La Luz it will connect approximately centrally to the deposit. Both deposits will be mined by Drift-and-Fill mining using trackless underground equipment, including scooptrams, haulage trucks, and electric-hydraulic drill jumbos for their primary ore production. A main lower level rail haulage system will be utilized to remove ore from the Terronera Mine and deliver it to the process plant. Due to the narrow vein widths at La Luz, the Drift and Fill mining will be modified to accommodate Resue mining.

P&E Mining Consultants Inc.	Page 7 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

Additional geomechanical work is recommended for both deposits. The domain definition, stability analyses, recommendations, and groundwater inflow estimate for the Terronera Deposit should be updated to account for the results of the additional data inputs and any changes to underground mine plan. The planned sill pillar strategy, as well as interactions between the planned and historical stopes, should be evaluated in detail. Any significant changes to the mine plan should be reviewed from a rock mechanics perspective. The on-going geomechanical and hydrogeological assessment for the La Luz Deposit should be completed and the design assumptions used in this study updated as required.

1.16    RECOVERY METHODS

A beneficiation plant utilizing Flash flotation was selected for recovery of precious metals present in the Terronera and La Luz deposits.

The Terronera Project comprises the following processing circuits:

•	Coarse ore storage yard (12,000 tonnes capacity).
•	Stock pile (2,000 tonnes capacity).
•	Crushing plant (two stage - closed circuit - 1,500 tpd capacity).
•	Fine ore storage 1,500 tpd capacity.
•	Primary grinding (1,500 tpd capacity).
•	Flotation
o	Flash flotation
o	Rougher & Scavenger
o	Two stage cleaning.
•	Final concentrate sedimentation and filtration (1,500 tpd capacity).
•	Final concentrate storage and shipping (1,500 tpd capacity)
•	Tailings sedimentation (1,500 tpd capacity)
•	Reclaim and fresh water systems
•	Dry tailings filter plant
•	Dry stack tailings storage facility (TSF)

Power will be provided on-site by natural gas-fired generators. Fresh water will be pumped from the underground (U/G) mining operations to a fresh water tank and pumped to the process plant, fire water system, potable water system, and water trucks.

At the effective date of this Updated Technical Report additional metallurgical testwork and process optimization is ongoing and has not been concluded.

P&E Mining Consultants Inc.	Page 8 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

1.17    INFRASTRUCTURE

Existing infrastructure consists of a public access road that connects Puerto Vallarta with the local communities and the Terronera project site area. The regional power needs are served by CFE which has a 23kV power line that runs through the Terronera Property. There is no other existing infrastructure on the project site.

Required infrastructure for the project consists of the following:

  Process plant, filter plant and ancillary buildings.
  Waste rock and ore stockpiles.
  Internal and mine access roads.
  On site power and water supply and distribution.
  Waste management.
  Surface water control.
  Communications.
  Construction camp.

1.18    MARKET STUDIES AND CONTRACTS

Endeavour Silver produces a silver concentrate which is shipped to third parties for further refining before being sold. To a large extent, silver concentrate is sold at the spot price. Endeavour Silver’s hedge policy does not allow the Company to enter into long term hedge contracts or forward sales.

As of the date of issuing this Updated Technical Report, the Company has not conducted any market studies, since gold and silver are widely traded in world markets. Endeavour Silver has no contracts or agreements for mining, smelting, refining, transportation, handling or sales that are outside normal or generally accepted practices within the mining industry.

In addition to its own workforces, Endeavour Silver has a number of contract mining companies working at its three operating mines and is evaluating the possibility of using contract miners at Terronera.

1.19   ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL IMPACT

Endeavour Silver submitted a Manifest of Environmental Impact (MIA) to the Mexico environmental permitting authority known as SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales) in December, 2013.

A SEMARNAT permit for the Terronera Project was issued in October, 2014 for a 500 tpd project with tailings reporting to a traditional slurry deposit.

In February, 2017 a modified MIA application was issued by SEMARNAT to expand the proposed process rate to up to 1,500 tpd and to establish a future proposed tailings facility to store filtered dry tailings.

P&E Mining Consultants Inc.	Page 9 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

The Terronera Mine Project is designed to comply with the environmental regulations and standards in place in México. The proposed future mining infrastructure and supporting facilities are designed to minimize the impact to the natural environment.

Mexican law requires that an environmental monitoring program of surface and ground water, creek sediments, soil, air, vegetation and wildlife conditions be implemented. The current SEMARNAT regulatory objective is to limit transmission of contaminants such that pre-mining environmental conditions are maintained downstream of the permitted mine perimeter. This program will be required before and during proposed future mining operations and after mine closure.

1.20    CAPITAL AND OPERATING COSTS

The Terronera Project has an estimated total initial capital cost of $130.2 M for the 1,500 tpd process plant, mine development and infrastructure construction.

Average operating costs over the 12 year life-of-mine (LOM) of $49.18 per tonne for mining, $28.29 per tonne for processing, and $8.05 per tonne for General and Administration were developed and estimated from first principles using unit labour and materials costs from Endeavour Silver’s current operations in Mexico.

1.21  ECONOMIC ANALYSIS

This Updated Technical Report contains forward-looking projections based on assumptions the Qualified Persons believe are reasonable. The projected mine production rates, development schedules, and estimates of future cash flows involve known and unknown risks, uncertainties, and other factors that may affect the actual results.

An economic analysis utilizing a pre-tax and after-tax cash flow financial model was prepared for the base case mine plan. The metal prices assumed in the base case are $16.50/oz silver and $1,275/oz gold.

Mexican tax policies for mining include an overriding royalty on gross revenues, after smelter deductions, of 0.5% applied to precious metal mines (gold, silver and platinum). A Special Mining Duty of 7.5% is levied on earnings before income tax and depreciation allowance. Corporate income taxes of 30% are applied to earnings after the usual allowable deductions for depreciation, loss carry-forwards etc. The Special Mining Duty and the overriding royalty are also deductible for the purpose of calculating corporate income tax. The financial model incorporates these taxes in computing the after-tax cash flow amounts, net present value (NPV), and internal rate of return (IRR).

The Terronera Project key financial indicators for the base case are as follows:

  After-tax rate of return 23.8%.
  Project payback period 3.5 years.
  After-Tax Net Present Value (5% discount) of $103.0 M.
P&E Mining Consultants Inc.	Page 10 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

Under the base case assumptions, these key indicators describe a financially viable project which, as the sensitivity analysis summarized in Table 1.4 demonstrates, has considerable upside potential should metal prices improve or operating costs decrease.

TABLE 1.4 BASE CASE AFTER-TAX NPV AND IRR SENSITIVITIES
Variance	Operating Costs			Initial Capital			Metal Prices
	NPV (5%) US$ M	IRR	Payback Years	NPV (5%) US$ M	IRR	Payback Years	NPV (5%) US$ M	IRR	Payback Years
-20%	109.9	25.2%	3.4	101.5	25.2%	3.4	-0.8	4.8%	6.2
-10%	106.5	24.5%	3.4	102.2	24.5%	3.4	57.8	16.0%	4.3
Base Case	103.0	23.8%	3.5	103.0	23.8%	3.5	103.0	23.8%	3.5
10%	99.5	23.1%	3.6	103.7	23.2%	3.5	147.2	31.2%	2.9
20%	96.0	22.4%	3.6	104.2	22.6%	3.6	191.1	38.4%	2.6

1.22    CONCLUSIONS AND RECOMMENDATIONS

The Terronera Mineral Resource and Mineral Reserve Estimates presented conform to the current CIM Definition Standards for Mineral Resources and Mineral Reserves, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” The estimation approach and methodology used is reasonable and appropriate based on the data available.

The project is subject to technical, legal, environmental, and political risks that are similar to the risks faced by Endeavour Silver on its current operations in Mexico. The Qualified Persons consider these risks to be manageable and should not have an adverse effect on the continued development of the Terronera Project.

Based on a review of the Terronera Project and the encouraging results to date, it is recommended that Endeavour Silver:

•	Continue exploratory drilling of nearby mineralized bodies to extend the future mine life. Estimated cost $200,000.

•	Investigate the inclusion of an HPGR crusher as the tertiary crusher to give the lowest energy requirement for size reduction. Estimated cost $25,000.

•	Higher grade zones should be analyzed for metallic gold and silver content to address the possibility of the presence of coarse precious metal. Estimated cost $5,000.

•	Optimize the grinding circuit. Estimated cost $35,000.

•	Conduct more detailed analyses based on additional or updated data for the Deposit in order to support the next stage of engineering. Additional data requirements include:

P&E Mining Consultants Inc.	Page 11 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

o	Creating a 3D lithological model. Estimated cost $25,000.
o	Creating a 3D structural model. Estimated cost $25,000.

•

The rock mass characteristics in the immediate vicinity of the crown pillar and to the east of the Arroyo Fault zone should be better defined during the next phase of design or during the early stages of mining. Estimated cost $75,000 plus drilling.

•	Additional geomechanical logging should be completed to better define difference in structural trends around geomechanical drill hole KP16-02. Estimated cost $25,000.

•

Additional hydrogeological data should be collected if the project economics or operating conditions are sensitive to the groundwater conditions and groundwater inflow estimate. For example, the completion of additional packer testing and the installation of additional vibrating wire piezometres could be used to refine the hydrogeological characterization and evaluate the potential for spatial variability. Estimated cost including 60l/sec pump station $150,000.

•	The groundwater pore pressure data from the vibrating wire piezometers should be recorded and reviewed on a regular basis. Estimated cost $15,000.

•

Update the geomechanical domain definition, stability analyses, recommendations, and groundwater inflow estimate to account for the results of the additional data inputs and any changes to underground mine plan. Any significant changes to the mine plan should be reviewed from a geomechanical perspective. Estimated cost $75,000.

•

Advance the current preliminary TSF area design, associated hauling accessways, and tailings delivery infrastructure to construction design level in conjunction with the Feasibility level analysis. Estimated cost $150,000.

•

Given the risk-mitigating features of the Terronera Project and the positive results of this Updated Technical Report, the Qualified Persons recommended that Endeavour Silver budget US$810,000 for the above recommended programs.

P&E Mining Consultants Inc.	Page 12 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

2.0      INTRODUCTION AND TERMS OF REFERENCE

2.1      TERMS OF REFERENCE

Endeavour Silver Corp. (Endeavour Silver) is a mid-tier silver mining company engaged in the exploration, development, and production of mineral properties in Mexico. Endeavour Silver is focused on growing its production capacity and Mineral Resources and Mineral Reserves in Mexico. Since start-up in 2004, Endeavour Silver has posted fourteen consecutive years of growth of its silver mining operations. In addition to the San Sebastián Property, Endeavour Silver owns and operates the Guanaceví Mine located in the northwestern Durango State, the Bolañitos Mine, both located near the city of Guanajuato in Guanajuato State, and the El Compas Mine located in Zacatecas State.

Endeavour Silver commissioned P&E Mining Consultants Inc. (P&E) to prepare an Updated Technical Report for the Terronera Project compliant with Canadian Securities Administrators (CSA) National Instrument 43-101 (NI 43-101).

The Project was formerly known as the San Sebastián Project, however, in March, 2015, Endeavour Silver formally changed the Project name to the Terronera Project. The term San Sebastián Property, in this Updated Technical Report, refers to the entire area covered by the mineral concessions, while the term Terronera Project refers to the area within the mineral concessions on which the current exploration program and the proposed future mining operation and associated surface infrastructure will be located.

2.2      SOURCES OF INFORMATION

The following sources of information and data were used in preparing this Updated Technical Report:

  Personal inspections of the Terronera site and surrounding area.
  Technical information provided by Endeavour Silver.
  Information provided by other experts with specific knowledge in their fields as described in Section 3 Reliance on Other Experts.
  Additional information obtained from public domain sources.
  Additional reports relevant to the study are listed in Section 27 References.

2.3      QUALIFIED PERSONS

The Qualified Persons responsible for this Updated Technical Report and the dates of their visits to the Terronera Project site and surrounding area are summarized in Table 2.1.

P&E Mining Consultants Inc.	Page 13 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 2.1 QUALIFIED PERSONS
Qualified Person Name	Certification	Company	Dates of Site Visit	Section Responsibility
Eugene Puritch	P.Eng. F.E.C., CET	P&E Mining Consultants Inc.	Sept 11, 2014	Co-author sections 14, to 16 and 24; Author sections 2, 3, 18, 19
D. Gregory Robinson	P.Eng., MBA	P&E Mining Consultants Inc	None	Co-author sections 15 and 16; Author sections 21, 22 and 24
Peter J. Smith	P.Eng.	Smith Foster & Associates Inc.	Sept 11 & 12, 2014; Nov 10, 2016	Co-author section 21; author section 24
David Burga	P.Geo.	P&E Mining Consultants Inc.	Sept 11, 2014, Oct 7, 2014; June 14, 2016; Jan 9 & Oct 16, 2018	Author sections 4 to 12 and 23
Yungang Wu	P.Geo.	P&E Mining Consultants Inc.	None	Co-author section 14
Eugenio Iasillo	P.E.	Process Engineering LLC	Sept 11–12, 2014; Nov 10, 2016	Author sections 13 and 17
Humberto Preciado	P.E.	Wood Environment and Infrastructure Solutions, Inc.	December 11 to 14, 2015	Author section 20
Benjamin Peacock	P.Eng.	Knight Piesold	Sept 7-10, 2016; Nov 30 to Dec 3, 2016; Dec 4-8, 2018	Co-author section 16
All Qualified Person’s				Co-author sections 1, 25 and 26

2.4      UNITS AND CURRENCY

All currency amounts are stated in US dollars or Mexican pesos (MXP). The exchange rate as of this Updated Technical Report effective date of February 12, 2019 was approximately US$1.00 equal to MXP 20.0.

Quantities are generally stated in Système International d’Unités (SI) units, the standard Canadian and international practice, including tonnes (t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Wherever applicable, any Imperial units of measure encountered have been converted to SI units for reporting consistency. Precious metal grades may be expressed in parts per million (ppm) and their quantities may also be reported in troy ounces (oz), a common practice in the mining industry. Base metal grades may be expressed as a percentage (%). Table 2.2 provides a list of the abbreviations used throughout this Updated Technical Report.

P&E Mining Consultants Inc.	Page 14 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 2.2 TERMINOLOGY AND ABBREVIATIONS
Abbreviation	Name / Meaning
$	dollar
%	percent
$M	dollars, millions
>	greater than
<	less than
°	degrees
°C	degrees Celsius
1/d3	inverse distance cubed
AA	atomic adsorption
AAS	atomic absorption spectrometry
Ag	silver
AgEq	silver equivalent
AGREMIN	Agregados Mineros de Occidente S.A. de C.V.
ALS	ALS Metallurgy or ALS-Chemex or ALS Minerals or ALS laboratory
Ai	bond abrasion index
Au	gold
BWi	bond ball mill work index
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CFE	Commission Federal de Electricidad or Comisión Federal de Electricidad
CL	control limit
cm	centimetres
CRM or standards	certified reference material or standard reference material
CSA	Canadian Securities Administrators
Cu	copper
CUS	change of soils use
CWi	bond impact work index testing
DGM	Dirección General de Minas
DTU	Unified Technical Document
EIS	Environmental Impact Statement
Endeavour Silver	Endeavour Silver Corporation
Energold	Energold Drilling Corp.
Energold Mexico	Energold de Mexico, S.A. de C.V.
ETJ	Technical Economic Justification Study
g	grams
g/t	grams/tonne
H	height
ha	hectares
HIG	high intensity grind
HPGR	high pressure grinding rolls
ICP	inductively coupled plasma

P&E Mining Consultants Inc.	Page 15 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 2.2 TERMINOLOGY AND ABBREVIATIONS
Abbreviation	Name / Meaning
ID	inverse distance
IMMSA	Industrias Minera México S.A. de C.V.
IRR	internal rate of return
kg	kilograms
koz	thousands of ounces
KP	Knight Piésold Ltd.
kt	thousands of tonnes
kWh/t	kilowatt hours/tonne
l	litres
Layne	Layne de Mexico, S.A. de C.V.
Layne Christensen	Layne Christensen Company
LHD	load haul dump unit (scooptram)
LL	lower control limit
LNG	liquified natural gas
LOM	life-of-mine
m	metres
max.	maximum
mean	arithmetic average of group of samples
mg	milligrams
MIA	Manifestación de Impacto Ambiental or Manifest of Environmental Impact
MIA-P	Manifestación de Impacto Ambiental, particular modality
min.	minimum
Minera Cimarron	Minera Cimarron S.A. de C.V.
Minera Plata	Minera Plata Adelante S.A. de C.V.
mm	millimetres
MPA	Minera Plata Adelante S.A. de C.V.
Mt	million tonnes
MXP	Mexican pesos
N/A or n/a	not available/applicable
NE	northeast
NI 43-101	National Instrument 43-101
NN	nearest neighbor
No.	number
NPV	net present value
NSR	net smelter return
NW	northwest
oz	Troy ounces
Pb	lead
PFS	Preliminary Feasibility Study
ppb	parts per billion
ppm	parts per million (= g/t)

P&E Mining Consultants Inc.	Page 16 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 2.2 TERMINOLOGY AND ABBREVIATIONS
Abbreviation	Name / Meaning
QA	quality assurance
QC	quality control
QMS	quality management system
RWi	bond rod mill work index
San Sebastián	San Sebastian del Oeste
SD	Standard Deviation
SE	southeast
SEDENA	Secretaria de Seguridad Nacional
SEMARNAT	Secretaria Medio Ambiente y Recursos Naturales
SFA	Smith Foster & Associates Inc.
SGS	SGS de México
SOPs	standard operating procedures
SPT	standard penetration testing
standards	standard reference material
SW	southwest
t	tonnes
tpd	tonnes per day
TPM	Terronera Precious Metals S.A. de C.V.
TSF	tailings storage facility
UL	upper control limit
UPFS	updated preliminary feasibility study
US$ or $	United States dollars
UTM	Universal Transverse Mercator grid system
V	vertical
VTR	vertical intensity grind
WGS 84	World Geodetic System 1984
yd	yard, imperial measurement
YR	year
Zn	zinc

P&E Mining Consultants Inc.	Page 17 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

3.0      RELIANCE ON OTHER EXPERTS

This Updated Technical Report relies on reports and statements from legal and technical experts who are not Qualified Persons as defined by NI 43-101. The Qualified Persons responsible for the preparation of this Updated Technical Report have reviewed the information and conclusions provided and have determined that they conform to industry standards, are professionally sound, and are acceptable for use in this Updated Technical Report.

The information, conclusions, opinions, and estimates contained herein are based on:

  Information available to the authors of this Updated Technical Report up to and including the effective date of this Technical Report;

  Assumptions, conditions, and qualifications as set forth in this Updated Technical Report;

  Data, reports, and other information supplied by Endeavour Silver and other third party sources;

  Ing. José Luis Razura González in the process of achieving the October, 2014 SEMARNAT 500 tpd MIA permit for the Project; and,

  The statements and representations of Ing. Roberto Trujillo for the February, 2017 1,500 tpd amended MIA permit.

The Qualified Persons, while taking full responsibility for the contents of this Updated Technical Report, recognize the support of:

  Endeavour Silver’s staff in Mexico including: Henry Cari, Manager, Projects and Luis Castro, VP Exploration.

None of the authors of this Updated Technical Report has researched or verified the property title or mineral or land access rights for the Terronera Property and the authors of this Updated Technical Report express no opinion as to the legal status of property ownership and rights as disclosed in Section 4 of this Updated Technical Report. However, the authors have received a review of the mineral concession titles by the legal firm of Bufete Gonzales Olguin, Attorneys at Law, Mexico City, dated February 12, 2019, verifying the accuracy of the land title which supports Section 4.

P&E Mining Consultants Inc.	Page 18 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

4.0      PROPERTY DESCRIPTION AND LOCATION

4.1      LOCATION

The Terronera Project is located in the northwestern portion of Jalisco State, near its border with the State of Nayarit, Mexico as shown in Figure 4.1. The Project is near the town of San Sebastián del Oeste, which also gives its name to the municipality and mining district which surrounds it.

The Project is situated between latitude 20° 39’ 45" and 21° 02’ 30" north and longitude 104° 35’ 00" and 104° 51’ 00" west which is between WGS 84, UTM coordinates 514,860 and 524,860 east and 2,303,715 and 2,289,120 north in Zone 13Q.

P&E Mining Consultants Inc.	Page 19 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

4.2      PROPERTY DESCRIPTION AND TENURE

In February, 2010, Endeavour Silver acquired an option to purchase the San Sebastián silver-gold Properties in Jalisco State from Industrias Minera México S.A. de C.V. (IMMSA), also known as Grupo Mexico, one of the largest mining companies in Mexico.

Endeavour Silver holds the Project through its 100% owned Mexican subsidiary, Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the Project through its 100% owned subsidiaries Terronera Precious Metals S.A. de C.V. (TPM) and Minera Plata Adelante S.A. de C.V. (MPA).

The Project is comprised of 24 mineral concessions (Table 4.1), totalling 17,369 ha; see Figure 4.2 for a concession map of the Terronera Project.

The core group of ten concessions was owned by IMMSA, totalling 3,388 ha. These concessions cover the main area of the known mining district. In 2013, Endeavour Silver completed the acquisition of a 100% interest in the San Sebastián Properties from IMMSA. IMMSA retains a 2% NSR royalty on mineral production from the properties.

In 2012, Endeavour Silver also filed and received title for two concessions (San Sebastián 10 Fracc. 1 and Fracc. 2) totalling 2,078 ha.

Additionally, in 2013, Endeavour Silver filed a total of seven concessions (San Sebastian 12, San Sebastian 13, San Sebastian 14, San Sebastian 15, San Sebastian 16, San Sebastian 17 and San Sebastian 18) totalling 4,163 ha. To date, five of these concessions have been titled, with the exception of San Sebastian 15 and San Sebastian 16, which were filed again on November and August of 2018 respectively.

In 2015, Endeavour Silver acquired an option to purchase a group of properties (Los Pinos Fracc. I, Los Pinos Fracc. II and La Fundisión 2 Fracc. I, totalling 8,373 ha), surrounding the San Sebastián silver-gold Properties, from Agregados Mineros de Occidente S.A. de C.V. (AGREMIN). In addition, in 2017 Endeavour Silver also acquired from AGREMIN another option to purchase the La Única Fracc. II (3,538 ha) concession. These Properties and Agreement were transferred by AGREMIN to its related Company named Compañia Plata San Sebastian S.A. de C.V. On December 2018 Endeavour Silver terminated the option agreement for La Fundision 2 Fracc. I (Title 228866) and La Única Fracc. II (Title 225185) concessions and cancellation is currently in process.

At the end of 2017, Endeavour Silver filed a total of three concessions at the southern boundary of the San Sebastian Properties, these concessions were called Cerro Gordo 1 (499.7 ha), Cerro Gordo 2 (500 ha) and Cerro Gordo 3 (400 ha). Two of these concessions have been titled, with the exception of Cerro Gordo 3 (filed again in June of 2018). In early 2018, Endeavour Silver filed and received title for two more concessions in the area: Cerro Gordo 4 (400 ha) and Cerro Gordo 5 (399 ha).

In August of 2018, Endeavour Silver acquired an exploration and option agreement covering the property named La Unica Fracc. I (2157 ha) from Compañia Plata San Sebastian S.A. de C.V.

P&E Mining Consultants Inc.	Page 20 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

The annual 2019 concession tax for all the San Sebastian Properties was MXP 4,138,726 which is equal to US$206,936 (at an exchange rate of 20 MXP to US$1.00 dollar).

The Endeavour Silver concessions surround mining concessions owned by Minera Cimarron S.A. de C.V. (Minera Cimarron), a private Mexican Company. These concessions cover the active La Quiteria Mine, and the historic Los Reyes and San Andres mines. These concessions are shown on Figure 4.2.

P&E Mining Consultants Inc.	Page 21 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

FIGURE 4.2 TERRONERA PROJECT CONCESSIONS MAP

510000 E
512500 E
515000 E
517500 E
520000 E
522500 E
527500 E
530000 E
532500 E
525000 E
2317500 N
2315000 N
2312500 N
2310000 N
2307500 N
2305000 N
2302500 N
2300000 N
2297500 N
2295000 N
2292500 N
2290000 N
2287500 N
N
0 500 1250 SCALE 2500 5000
Meters
ENDEAVOUR CONCESSIONS
EDM CONCESSIONS (IN PROCESS)
OTHER CONCESSIONS
CONCESSIONS
TERRONERA

Source: www.endeavoursilver.com
Coordinate system: WGS 84 / UTM Zone 13Q

P&E Mining Consultants Inc.	Page 22 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

4.3      OWNERSHIP AND PROPERTY DESCRIPTION

A list of concessions and the taxes owed on each concession is presented in Table 4.1.

TABLE 4.1 CONCESSIONS AND TAXES ON EACH CONCESSION
Concession Name	Title Number	Term of Mineral Concession	Hectares	2019 Annual Taxes (MXP)
				1st Half	2nd Half
San Sebastián 4	211073	31/03/00 to 30/03/50	22	$3,821	$3,821
San Sebastián 7	213145	30/03/01 to 29/03/51	166	$28,829	$28,829
San Sebastián 6	213146	30/03/01 to 29/03/51	9.8129	$1,704	$1,704
San Sebastián 8	213147	30/03/01 to 29/03/51	84.8769	$14,740	$14,740
San Sebastián 5	213528	18/05/01 to 17/05/51	95.0600	$16,509	$16,509
San Sebastián 10	213548	18/05/01 to 17/05/51	16	$2,779	$2,779
San Sebastián 9	214286	06/09/01 to 05/09/51	101.8378	$17,686	$17,686
San Sebastián 2	214634	26/10/01 to 25/10/51	19.5887	$3,402	$3,402
San Sebastián 3	221366	03/02/04 to 02/02/54	63.8380	$11,087	$11,087
San Sebastián 1 R-1	235753	24/02/10 to 08/07/55	2808.8716	$487,811	$487,811
San Sebastian 10 Fracc. 1	238532	23/09/11 to 22/09/61	2075.2311	$204,786	$204,786
San Sebastian 10 Fracc. 2	238533	23/09/11 to 22/09/61	2.9233	$288	$288
San Sebastian 17	243380	12/09/14 to 11/09/64	693	$17,007	$17,007
San Sebastian 18	244668	17/11/15 to 16/11/65	118.1621	$2,900	$2,900
San Sebastian 12	246040	20/12/17 to 19/12/67	650	$7,708	$7,708
San Sebastian 13	246037	20/12/17 to 19/12/67	1,022.6114	$12,126	$12,126
San Sebastian 14	246084	20/12/17 to 19/12/67	627.0893	$7,436	$7,436
Cerro Gordo 1	246334	11/05/18 to 10/05/68	499.7041	$3,969	$3,969
Cerro Gordo 2	246335	11/05/18 to	500	$3,971	$3,971

P&E Mining Consultants Inc.	Page 23 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 4.1 CONCESSIONS AND TAXES ON EACH CONCESSION
Concession Name	Title Number	Term of Mineral Concession	Hectares	2019 Annual Taxes (MXP)
				1st Half	2nd Half
		10/05/68
Cerro Gordo 4	246713	31/10/18 to 30/10/68	400	$3,177	$3,177
Cerro Gordo 5	246714	31/10/18 to 30/10/68	399.5386	$3,173	$3,173
Los Pinos Fracc. I	227004	11/04/06 to 10/04/56	4,821.6775	$837,371	$837,371
Los Pinos Fracc. II	227005	11/04/06 to 10/04/56	14.0093	$2,433	$2,433
La Unica Fracc. I	225184	02/08/05 to 01/08/55	2157.2787	$374,650	$374,650
Total			17,369.1113	$2,069,363	$2,069,363

4.4  MEXICAN REGULATIONS FOR MINERAL CONCESSIONS

In Mexico, exploitation concessions are valid for 50 years and are extendable provided that the application is made within the five-year period prior to the expiry of the concession and the biannual fee and work requirements are in good standing. All new concessions must have their boundaries orientated astronomically north-south and east-west and the lengths of the sides must be one hundred metres or multiples thereof, except where these conditions cannot be satisfied if they border on other mineral concessions. The locations of the concessions are determined on the basis of a fixed point on the land, called the starting point, which is either linked to the perimeter of the concession or located thereupon. Prior to being granted a concession, the company must present a topographic survey to the Dirección General de Minas (DGM) within 60 days of staking. Once this is completed, the DGM will usually grant the concession.

Prior to December 21, 2005, exploration concessions were granted for a period of six years in Mexico and at the end of the six years they could be converted to exploitation concessions. However, as of December 21, 2005 (by means of an amendment made on April 28, 2005 to the Mexican mining law) there is now only one type of mining concession. Therefore, as of the date of the amendment (April, 2005), there is no distinction between exploration and exploitation concessions on all new titles granted. All concessions are now granted for a 50 year period provided that the concessions are kept in good standing. For the concessions to remain in good standing a bi-annual fee must be paid (January and July) to the Mexican government and two reports must be filed in January and May of each year which covers the production and work completed on the property between January and December of the preceding year.

P&E Mining Consultants Inc.	Page 24 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

4.5      2019 Annual Taxes (MXP) LICENSES, PERMITS AND ENVIRONMENT

In addition to the mineral rights, Endeavour Silver has agreements with various private ranch owners and three local Ejidos (San Sebastián del Oeste, Santa Ana and Santiago de Los Pinos) that provide access for exploration purposes. Table 4.2 summarizes the surface access rights as at December 31, 2017.

TABLE 4.2 SUMMARY OF ENDEAVOUR SILVER’S SURFACE ACCESS RIGHTS
Owner	Activity	Validity	Term
Ejido Santiago de Los Pinos (Exploration)	Exploration	3 Years	15/01/2019 - 2022
Ejido San Felipe de Hijar (Exploration)	Exploration	5 Years	15/01/2019 - 2024
Ejido San Sebastian ( Exploration & Operations)	Exploration & Operations	25 Years	05/09/2016 - 2041
Ejido Santiago de Los Pinos (La Terronera Mine Area)	Mine Operations	25 Years	07/07/2014 - 2039
Ejido Santiago de Los Pinos (El Portezuelo)	Mine Operations	25 Years	07/07/2014 - 2039
Ejido Santiago de Los Pinos (El Mondeño)	Mine Operations	25 Years	27/04/2015 - 2040
Ejido Santiago de Los Pinos (Antenas; Telecomunicaciones)	Mine Operations	15 Years	09/08/2016 - 2031
Felipe Santana García de Alba (Telecomunicaciones)	Mine Operations	3 Years	15/07/2016 - 2019

In January, 2011, Endeavour Silver received approval of its Manifestación de Impacto Ambiental (MIA) for Exploration activities, the Mexican equivalent of an Environmental Impact Statement (EIS), from the Secretaria Medio Ambiente y Recursos Naturales (SEMARNAT). This permit grants Endeavour Silver the right to conduct its surface exploration activities in accordance with all the Mexican environmental regulations. In the third Quarter of 2013, an extension of this permit was requested, and by the end of that year it was renewed for 2 more years.

In October, 2014, Endeavour Silver also received approval of its Manifestación de Impacto Ambiental, particular modality (MIA-P) for Exploitation activities for a 500 tpd project with tailings reporting to a traditional slurry deposit, from the Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT). This permit grants Endeavour Silver the right to develop workings and activities related to mineral exploitation in accordance with all the Mexican environmental regulations. The permit was granted for 20 years.

A MIA modification was issued February 23, 2017 for an amended 1,500 tpd future proposed project with dry stack or filtered tailings.

A permit will be solicited for the handling, storage and use of explosives at the Terronera Project. SEDENA (Secretaria de Seguridad Nacional) is one of three review/issuing agencies for these permits, which must comply with the Federal Law for Firearms and Explosives. The other two reviewing agencies are the State of Durango and the local municipality. There are two distinct permits involved in these permissions:

P&E Mining Consultants Inc.	Page 25 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

  Explosives,
  Detonators and storage.

There are regulations controlling the separation of explosives from other facilities and detonator storage. Suppliers for explosives must be authorized by SEDENA, and the handlers and mining company users of explosives must be trained in their use.

Endeavour Silver is currently working under existing Mexican environmental laws. In the past, environmentalists have tried to convert the San Sebastián del Oeste (Terronera Project) area into a protected natural area. To date, the local community has not allowed this to happen, since they are more in favour of resource development and the potential economic benefit, especially employment.

P&E Mining Consultants Inc.	Page 26 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

5.0      ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1      ACCESSIBILITY AND LOCAL RESOURCES

The Terronera Project is approximately 160 km due west of Guadalajara in Jalisco State and 50 km northeast of Puerto Vallarta. Road access to Terronera is via paved roads. From Guadalajara, travel by road is via Federal Highway No. 70 that passes through the town of Mascota, about 210 km west of Guadalajara, and then another 55 km to San Sebastián del Oeste. Highway 70 continues to Puerto Vallarta on the Pacific coast. Good gravel roads exist on the Property itself and year-round access is possible with some difficulties experienced during the rainy season.

Recent road improvements have reduced the road transit time from Puerto Vallarta to San Sebastián del Oeste to less than two hours. San Sebastián del Oeste is also served by a paved airfield in excellent condition.

National and international access to Puerto Vallarta and Guadalajara is quite good, with numerous daily flights from major cities in Mexico, the United States and Canada, giving many options for travelling to and from the Project.

The municipality of San Sebastián del Oeste has a population of approximately 5,600 persons with less than 1,000 living in the town of the same name. The town of San Sebastián del Oeste is well maintained and tourism is the principal industry with several hotels and restaurants. It receives regular tourist visits from nearby Puerto Vallarta.

5.2      PHYSIOGRAPHY AND CLIMATE

The town of San Sebastián del Oeste is at an elevation of 1,480 m above sea level. The surrounding area is mountainous and heavily forested, mainly with pine trees. The surrounding valleys are occupied by cattle ranches, corn fields and coffee plantations. Figure 5.1 shows a view of the topography surrounding the Terronera Project.

The weather is predominantly humid in the winter and dry and warm during the spring. The mean annual temperature is 18°C, with a maximum of 25.6°C and a minimum of 11.7°C. The wettest months are June through September.

5.3      INFRASTRUCTURE

Most of the labour and small equipment required for the exploration programs can be found in the Municipality of San Sebastián del Oeste. Supplies are usually purchased in Puerto Vallarta, Mascota, or Guadalajara.

Power supply to the Terronera Project is provided by the national grid operated by the Comisión Federal de Electricidad (CFE).

P&E Mining Consultants Inc.	Page 27 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

P&E Mining Consultants Inc.	Page 28 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

6.0      HISTORY

6.1      SAN SEBASTIAN DEL OESTE MINING DISTRICT

The following section is summarized from Lewis and Murahwi (2013) and Munroe (2014). San Sebastián del Oeste is a silver and gold mining town founded in 1605 during the Spanish colonial period. By 1785, more than 25 mines and a number of smelters had been established in the district and, during the peak mining period, the area was considered one of the principal sources of gold, silver and copper for New Spain. The main mines in the district included Real de Oxtotipan, Los Reyes, Santa Gertrudis, Terronera and La Quiteria. As of 2013, the La Quiteria Mine was still active and mined by Minera Cimarrón S.A. de C.V., a private mining company.

San Sebastián del Oeste was declared a city in 1812 and reached a peak population of more than 20,000 persons by 1900. At one time, it was the provincial capital and one of the more important gold and silver mining centres of Mexico. The prosperity of the city declined after the revolution of 1910.

The mines were, in part, responsible for the founding of the city of Puerto Vallarta that supplied those mines with salt. The salt was taken by mules to San Sebastián del Oeste and other mines in the high sierras for use in the metal smelting process. The silver and gold from the mines was sent, again by mule train, through Guadalajara and Mexico City to Veracruz, where it was sent to Spain.

Historic exploration performed on the San Sebastian Property is summarized in Table 6.1.

TABLE 6.1 SUMMARY OF HISTORIC EXPLORATION ON THE SAN SEBASTIAN PROPERTY (NOVEMBER 1901)
Year	Company	Exploration
1921	Various Unknown	After the Mexican Revolution, intermittent small scale mining took place in the areas of Santiago de Los Pinos, Los Reyes and Navidad. All of these areas are currently inactive.
1979	Consejo de Recursos Minerales	Regional and local semi-detailed mapping and exploration activity.
1985	Compañía Minera Bolaños, S.A.	Prospecting activities in the areas of Los Reyes and Santiago de Los Pinos. This work eventually ended and many of the concessions were allowed to elapse.
Late 1980s	IMMSA	Begins exploration Sebastián del Oeste district.
1992 - 1995	IMMSA	Detailed geological mapping and sampling of outcropping structures including the La

P&E Mining Consultants Inc.	Page 29 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 6.1 SUMMARY OF HISTORIC EXPLORATION ON THE SAN SEBASTIAN PROPERTY (NOVEMBER 1901)
Year	Company	Exploration
1995 - 2010	IMMSA

Quiteria, San Augustin and Los Reyes veins, as well as other veins of secondary importance. IMMSA assayed more than 200 rock samples from many of the old mines. An initial program of 17 widely-spaced diamond drill holes was completed, mainly at the Terronera Vein. Drilling succeeded in intersecting widespread silver- gold mineralization generally ranging up to 1 g/t gold and from 50 to 150 g/t silver over 2 to 6 m widths. Drilling was suspended and quantification of mineral resources was not undertaken.

2010	Endeavour Silver / IMMSA	Endeavour Silver acquires option to purchase San Sebastián properties from IMMSA.

6.2      PREVIOUS MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Lewis and Murahwi (2013) of Micon conducted an audit of Endeavour Silver’s Mineral Resource Estimates at the Terronera Project (then called the San Sebastián Project) including the Animas-Los Negros, El Tajo, Real and Terronera Veins. As of December 15, 2012, the estimate for the San Sebastian Project comprised Indicated Mineral Resources totalling 1,835,000 t at a grade of 193 g/t Ag and 1.17 g/t Au and Inferred Mineral Resources of 3,095,000 t at a grade of 196 g/t Ag and 1.39 g/t Au. The Terronera Vein is the largest component of the estimate and was estimated to contain Indicated Mineral Resources of 1,528,000 t at 192 g/t Ag and 1.30 g/t Au and Inferred Mineral Resources of 2,741,000 t at 194 g/t Ag and 1.50 g/t Au. The San Sebastian estimate utilized a 2-D polygonal estimation method for the Animas-Los Negros, El Tajo, and Real veins and 3-D block modelling for the Terronera Vein. Samples were capped at 524 g/t Ag and 2.38 g/t Au for the Animas-Los Negros, El Tajo, and Real Veins and 1,970 g/t Ag and 7.96 g/t Au for the Terronera Vein. The estimate utilized a bulk density of 2.5 t/m3 for all veins and a cut-off grade of 100 g/t AgEq based on metal prices of US$31/oz Ag and US$1,550/oz Au.

Munroe (2014) updated the San Sebastian Project Mineral Resource Estimate with additional drilling data. As of December 31, 2013, Munroe (2014) estimated the San Sebastian Project including the Animas-Los Negros, El Tajo, Real and Terronera Veins to contain Indicated Mineral Resources totalling 2,476,000 t at a grade of 229 g/t Ag and 1.08 g/t Au and Inferred Mineral Resources of 2,376,000 t at a grade of 175 g/t Ag and 1.66 g/t Au. The Terronera Vein was estimated to contain Indicated Mineral Resources of 2,169,000 t at 233 g/t Ag and 1.16 g/t Au and Inferred Mineral Resources of 2,022,000 t at 169 g/t Ag and 1.86 g/t Au. Munroe’s parameters were similar to those reported for Lewis and Murahwi (2013), except that the sample capping values were increased in the Terronera Vein to 2,070 g/t Ag and 7.96 g/t Au and the cut-off grade of 100 g/t AgEq was based on metal prices of US$24.20/oz for Ag and US$1,452/oz for Au.

P&E Mining Consultants Inc.	Page 30 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

The reader is cautioned that P&E has not verified the Lewis and Murahwi (2013) and Munroe (2014) Mineral Resource Estimates relating to the Terronera Project (formerly known as the San Sebastian Project).

In 2015, P&E updated the Terronera Project Mineral Resource Estimate. As of April 30, 2015, the Terronera Vein was estimated to contain Indicated Mineral Resources of 2.9 Mt at 211 g/t Ag and 1.65 g/t Au and Inferred Resources of 1.2 Mt at 218 g/t Ag and 1.39 g/t Au. The cut-off grade was 100 g/t AuEq, using a 70:1 ratio based on prices of US$18/oz silver and US$1,250/oz gold.

In 2017, P&E updated the Terronera Project Mineral Resource Estimate. As of May 11, 2017, the Terronera Vein was estimated to contain Indicated Mineral Resources of 3,959,000 t at 232 g/t Ag and 2.18 g/t Au and Inferred Mineral Resources of 720,000 t at 309 g/t Ag and 1.48 g/t Au. The cut-off grade was 150 g/t AgEq, using a 70:1 ratio based on US$18/oz silver and US$1,225/oz gold.

In August 2018, P&E updated the Terronera Project Mineral Resource Estimate again. As of August 7, 2018, the Terronera Vein was estimated to contain Indicated Mineral Resources of 4,363,000 t at 239 g/t Ag and 2.53 g/t Au and Inferred Mineral Resources of 1,073,000 t at 252 g/t Ag and 2.38 g/t Au. The cut-off grade was 150 g/t AgEq, using a 75:1 ratio based on US$17/oz silver and US$1,275/oz gold.

The February 2019 Mineral Resource and Mineral Reserve Estimates reported in Sections 14 and 15 of this Updated Technical Report supersedes all prior Mineral Resource and Mineral Reserve Estimates.

An Initial Pre-Feasibility study was published on the Terronera Project in April, 2017 resulting in a Probable Mineral Reserve of 4,061,000 t at 207 g/t Ag and 1.95 g/t Au. The financial model generated a post-tax 21.2% IRR, 4.3 year payback and an NPV5 of $78.1M.

An Updated Pre-Feasibility study was published on the Terronera Project in September, 2018 resulting in a Probable Mineral Reserve of 4,701,000 t at 224 g/t Ag and 2.28 g/t Au. The financial model generated a post-tax 23.5% IRR, 5.4 year payback and an NPV5 of $117.8M.

6.3      PAST PRODUCTION

There has reportedly been significant historical production from the San Sebastian del Oeste region spanning the period from 1566 when the Villa de San Sebastian was founded through to the early 20th century. The amount of silver production, however, is unknown since historical production records have not survived the revolutions, passing of the individual owners, closing of the mines, corporate failure, or government seizure of assets (Lewis and Murahwi (2013), Munroe (2014)).

P&E Mining Consultants Inc.	Page 31 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

7.0      GEOLOGICAL SETTING AND MINERALIZATION

7.1      REGIONAL GEOLOGY

The following section is summarized from Lewis and Mulahwi (2013) and Munroe (2014). The mining district of San Sebastián del Oeste, shown in Figure 7.1, is situated at the southern end of the Sierra Madre Occidental metallogenic province, a north-northwesterly trending volcanic belt of mainly Tertiary age. This volcanic belt is more than 1,200 km long and 200 to 300 km wide, and hosts the majority of Mexico’s gold and silver deposits. The volcanic belt is one of the world’s largest epithermal precious metal systems.

The oldest rocks in the southern part of the Sierra Madre Occidental are late-Cretaceous to early-Tertiary calc-alkaline, granodiorite to granite batholiths that intrude coeval volcano-sedimentary units of late Eocene to Miocene age.

The Terronera Project lies within the structurally and tectonically complex Jalisco Block at the western end of the younger (early Miocene to late Pliocene) Trans-Mexican Volcanic Belt. Country rocks within the Jalisco Block include Cretaceous silicic ash flows and marine sedimentary rocks deposited between 45 and 115 Ma that are intruded by Cretaceous to Tertiary granite, diorite and granodiorite of the Puerto Vallarta Batholith (Lewis and Murahwi (2013) and references therein). The volcanic rocks of the San Sebastián cinder cone field, are dated at 0.48 to 0.26 Ma, and are characterized by distinct, high potassium, alkalic compositions and were extruded within the Tepic-Zacoalco Graben which bounds the andesitic stratovolcanoes located to the north and northeast.

The area has been affected by a strong tectonic activity during the Cretaceous to Recent. This activity has resulted in regional northwest-southeast striking transcurrent faults associated with movements of the northern portion of the Jalisco Block.

P&E Mining Consultants Inc.	Page 32 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

7.2      PROPERTY GEOLOGY

The following section is summarized from Lewis and Mulahwi (2013) and Munroe (2014). The San Sebastián del Oeste area and the Terronera Project is underlain by an intermediate to felsic volcanic and volcaniclastic sequence which is correlated with the middle to lower Cretaceous, Lower Volcanic Group of the Sierra Madre Occidental geological province. This volcano-sedimentary sequence consists of mainly shale, sandstone and narrow calcareous-clayey interbeds overlain by tuffs, volcanic breccias and lava flows of mainly andesitic composition. The volcano-sedimentary units outcrop in north-central part of the district. Further to the north, granitic to granodioritic intrusives are present.

The sedimentary basin most likely developed along with a volcanic arc which was later intruded by granitic granodiorite intrusions. This magmatism gave rise to andesite flows and pyroclastic eruptions followed by deposition of the rhyolite flows, volcanic breccias, pyroclastic dacites, and basalt which are host to the epithermal veins in the district. A later volcanic event, attributable to the formation of the Trans Mexican Volcanic Belt, gave rise to volcanic rocks of mafic alkaline composition. The geology of the Property is shown in Figure 7.2.

P&E Mining Consultants Inc.	Page 33 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

FIGURE 7.2 TERRONERA PROPERTY GEOLOGY SHOWING MINERALIZED VEINS

SANTIAGO DE LOS PINOS
SAN SEBASTIAN DEL OESTE
Los Reyes Vein
El Padre Vein
La Luz Vein
Las Arañas Vein
Quiteria Vein
Democrata Vein
Terronera Vein
Los Verdes Vein
Escondida Vein
La Cueva Vein
Vista Hermosa Vein
Pata de Gallo Vein
Zavala Vein
Santa Ana Vein
Tajo Vein
Real Alto Vein
Las Animas Vein
Los Negros Vein
La Escurara Vein
Peña Gorda Vein
NORTH
SCALE
0 250 750 1250 2500
Meters
Legend
Basalt
Granodiorite
Andesite
Sediment
Tuffs
Rhyolite Tuff
Endeavour Concessions
Other Concessions
Veins
516000 E
517000 E
518000 E
519000 E
520000 E
521000 E
522000 E
523000 E
524000 E
525000 E
2302100 N
2302000 N
2301000 N
2300000 N
2299000 N
2298000 N
2297000 N
2296000 N
2295000 N
2294000 N
2293000 N
2292000 N
2291000 N
2290000 N

Source: *Endeavour Silver (2015)*

Coordinate system: WGS 84 / UTM Zone 13Q

P&E Mining Consultants Inc.	Page 34 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

7.3      DEPOSIT GEOLOGY

As documented in Section 14.0, the silver-gold with associated base metal mineralization in the Terronera epithermal veins occurs in structurally controlled quartz and quartz breccia veins. The principal Terronera Vein has been traced by drilling for 1.5 km on strike and from surface to the maximum depth of drilling at 546 m as shown in Figure 7.2. The Terronera Vein strikes at approximately 145° and dips 80° east. The true width of the principal Terronera Vein ranges from 1.5 m to 15 m and averages 3.9 m. In addition to the main Terronera Vein, there are additional hanging wall and footwall veins. The veins are primarily hosted in volcanic flows, pyroclastic and epiclastic rocks and associated shales and their metamorphic counterparts (Lewis and Mulahwi (2013), Munroe (2014)).

7.4      STRUCTURE

The more important mineralized veins in the San Sebastián del Oeste district are controlled by west-northwest to northwest striking structures related to a transcurrent fault system. An extensive, second order, east-west structural trend is related to extension caused by sinistral movement on the primary structures.

7.5      MINERALIZATION AND ALTERATION

The following section is primarily summarized from Lewis and Mulahwi (2013) and Munroe (2014). In the San Sebastián del Oeste district, silver and gold mineralization represents the upper portion of an epithermal vein system. Illite, sericite and adularia are characteristic alteration assemblages that typically occur in the veins and in the vein wall rocks. In areas of higher elevation, where limited mining has occurred, such as the El Hundido and Real de Oxtotipan mines, the quartz is amorphous and milky white in colour, indicative of a low temperature environment.

Metallic minerals include galena, argentite, and sphalerite associated with gangue constituents of quartz, calcite and pyrite. Munroe (2014) reports that elevated Ag and Au values from 2011 sampling of underground workings in the Terronera Vein were primarily obtained from crystalline quartz veins, drusy in places, with limonite and manganese oxides lining boxworks after sulphides and fine-grained disseminated pyrite and traces of dark grey sulphides, probably silver sulphides.

Geologic information and field observations indicate that the hydrothermal system at the Terronera Vein is preserved over an elevation difference of 600 m. Regionally, the known deposits contain polymetallic sulphide mineralization in wide vein structures. The veins at higher elevations may represent the tops of ore shoots containing significant silver and gold mineralization at depth.

P&E Mining Consultants Inc.	Page 35 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

8.0      DEPOSIT TYPES

As documented by Lewis and Murahwi (2013) and Munroe (2014), the San Sebastián del Oeste silver-gold district comprises classic, high grade silver- gold, epithermal vein deposits, characterized by low-sulphidation mineralization and adularia-sericite alteration. The veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in volcanic flows, pyroclastic and epiclastic rocks, or sedimentary sequences of mainly shale and their metamorphic counterparts.

Low-sulphidation epithermal veins in Mexico typically have a well-defined, subhorizontal ore horizon about 300 m to 500 m in vertical extent where the bonanza grade mineralization shoots have been deposited due to boiling of the hydrothermal fluids. Neither the top nor the bottom of the mineralized horizons at the Terronera Project has yet been established precisely.

Low-sulphidation deposits are formed by the circulation of hydrothermal solutions that are near neutral in pH, resulting in very little acidic alteration with the host rock units. The characteristic alteration assemblages include illite, sericite, and adularia that are typically hosted by either the veins themselves or in the vein wall rocks. The hydrothermal fluid can either travel along discrete fractures where it may create vein deposits or it can travel through permeable lithology such as a poorly welded ignimbrite flow, where it may deposit its load of precious metals in a disseminated deposit. In general terms, this style of mineralization is found at some distance from the heat source.

Figure 8.1 illustrates the spatial distribution of the alteration and veining found in a hypothetical low-sulphidation hydrothermal system.

P&E Mining Consultants Inc.	Page 36 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

P&E Mining Consultants Inc.	Page 37 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

9.0      EXPLORATION

9.1      2010 TO 2016 EXPLORATION PROGRAMS

In 2010, Endeavour Silver commenced exploration activities on the Terronera Project. Initial work included data compilation, field mapping, and sampling. Surface mapping was completed on the Real Alto in the southern part of the Project. A total of 1,004 rock and soil samples were collected in 2010, mainly from the historic mines in the San Sebastián del Oeste district. A soil geochemistry survey was conducted over the Real Alto zone to delineate potentially buried veins in the area and to map and sample any veins exposed on surface. A total of 735 soil samples were collected in the Real Alto area.

In 2011, geological mapping, rock chip sampling, topographic surveying were conducted. Mapping and sampling of structures in the Santiago de Los Pinos area, including El Alcribil, El Orconcito, El Padre, El Izote, La Plomosa, Tierras, Coloradas, Los Cuates, La Yesquilla, and La Ermita Areas, were conducted. In early 2011, mapping and sampling was also carried out on the Terronera Vein near the town of San Sebastián del Oeste. In late 2011, mapping and sampling was conducted in the La Luz area and the Los Reyes area. A total of 301 rock samples were collected in 2011.

Early 2012, exploration activities focused on surface sampling at the Quiteria West (Los Leones and La Cueva), Terronera and La Zavala areas, a total of 24 rock samples were collected.

In 2013, Endeavour Silver conducted geological mapping, trenching and sampling at the Terronera Project. Mapping mainly focused on the projection south of the Terronera Vein, La Zavala Vein, the Quiteria West structures and some samples were collected at the extension east of the Real Vein at the Real Alto area. A total of 350 rock samples were collected. The trenching program included 129 rock samples in 24 trenches constructed at the Terronera and La Zavala areas.

In 2014, geological mapping, trenching and sampling was conducted by Endeavour Silver at the Terronera Project. Exploration activities mainly conducted at the Quiteria West and Terronera NW areas, including sampling at the Terronera, Lupillo, El Salto and La Cascada Mines located over the Terronera Vein and the Resoyadero, La Tapada 2, Otates, Tajo los Cables, El Toro, ZP3, Copales, Mina 03, Mina 04 and Cotete areas/mines at the Quiteria

A West Vein trenching program was also conducted over the projection of the Quiteria West (east and west parts) and Terronera (northwest part) Veins. The program included a total of 1,091 rock samples in both underground, surface and the trenching program. Regional geological mapping around the Terronera Project was undertaken.

In 2015, Endeavour Silver conducted geological mapping, trenching and a soil geochemical survey at the Terronera Project. Mapping included the Terronera North, La Zavala, El Fraile, El Padre, SE part of Quiteria-Democrata and La Ermita areas. The trenching program was conducted over the Democrata and La Luz veins. The soil geochemical survey was conducted with the objective of trying to locate the possible east extension of the Democrata and Quiteria veins, while simultaneously conducting geological mapping over the area. The sampling program included 2,170 rock samples (107 in the trenching program) and 425 soil/rock samples located around the Terronera Project.

P&E Mining Consultants Inc.	Page 38 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

Endeavour Silver conducted a surface exploration program in 2016. Several thousand samples were collected and analysis revealed the vein system to extend over a 7 km x 7 km area and identified nine additional veins in the northern half of the Property. A soil geochemistry grid (810 samples collected) was conducted at the Las Coloradas area with the objective to try to define possible buried structures in areas with extensive vegetation.

9.2      2017 EXPLORATION PROGRAM

In 2017, geological mapping, trenching and sampling was conducted at the Terronera Project with the objective of determining the importance of structures located within the Endeavour Silver concessions in order to be considered drilling targets. The analyzed structures include: Terronera NW, Quiteria West, Los Espinos-Guardarraya, El Jabalí, El Fraile, Vista Hermosa, La Escondida, El Armadillo, La Atrevida, Miguel, Santana, Peña Gorda and Los Tablones.

The Regional Exploration Program continued, with the objective of defining possible targets of interest around the Endeavour Silver concessions.

During the sampling exploration program a total of 1,244 rock samples and additional 308 rock samples in the trenching programs were collected from Terronera NW, Los Espinos NW, El Fraile, Vista Hermosa, La Escondida, El Armadillo, La Atrevida, and Miguel.

Figures 9.1 through to Figure 9.5 show silver values of surface rock samples collected at the Terronera Project.

P&E Mining Consultants Inc.	Page 39 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

P&E Mining Consultants Inc.	Page 40 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

P&E Mining Consultants Inc.	Page 41 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

FIGURE 9.3 SILVER RESULTS IN THE DEMOCRATA, EL FRAILE, LA ESCONDIDA, VISTA HERMOSA, EL ARMADILLO, LA ATREVIDA, MIGUEL, LORENZANA, TERRONERA AND ZAVALA AREAS

EL FRAILE VEIN
DEMOCRATA VEIN
ARMADILLO VEIN
VISTA HERMOSA VEIN
LA ESCONDIDA VEIN
ARROYO VEIN
LA ATREVIDA VEIN
TERRONERA VEIN
MIGUEL VEIN
LORENZANA VEIN
LA ZAVALA VEIN
SAN SEBASTIAN 1-R1
T-235753
SAN SEBASTIAN 14
SAN SEBASTIAN 4
T-211073
T-213146
SAN SEBASTIAN 6
SAN SEBASTIAN 12
SAN SEBASTIAN 15
SCALE
0 100 200 300 500
Meters
TERRONERA - DEMOCRATA VEINS SAMPLING
ALS_CHEMEX_Ag
>100
50 to 100
20 to 50
5.0 to 20
2.0 to 5.0
0.0 to 2.0
ENDEAVOUR CONCESSIONS
OTHER CONCESSIONS
ROADS
SURFACE MAP
TERRONERA - DEMOCRATA VEINS AREAS
Endeavour

Source: Endeavour Silver (2017)
Coordinate system: WGS 84 / UTM Zone 13Q

P&E Mining Consultants Inc.	Page 42 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

P&E Mining Consultants Inc.	Page 43 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

9.3      TERRONERA NW

At the northwest end of the Terronera Vein there are intermittent outcrops for approximately 800 m, Figures 9.6 and 9.7, which suggests an irregular structure displaced by a fault, both laterally and vertically, with width varying from 0.3 to 0.7 m. The general trend of the structure is N50°W dipping 70° to the northeast and consisting of white quartz, with moderate amounts of FeO and traces of MnO, with isolated anomalous values.

A trenching program (3 trenches) was also conducted in the area. The results for both gold and silver were low overall.

P&E Mining Consultants Inc.	Page 44 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

P&E Mining Consultants Inc.	Page 45 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

9.4      QUITERIA WEST

Exploration activities in 2017 at the Quiteria West area mainly consisted in detailed mapping in order to elaborate a drilling proposal.

In general, the vein is comprised by white to gray quartz with traces of disseminated sulphides with 1,300 m strike length and variable width (from 0.5 m up to 2.0 m), with preferential trend east-west, dipping 60° southwards.

Along the structure are located several mine workings with minor development, such as: Las Arañas, El Zancudo, La Cacariza; which contain textures that correspond to medium to low temperatures, which reflects the non-economical values of the collected samples.

The previous registered values indicate ranges from 0.005 to 0.044 ppm Au and 0.5 to 27 ppm Ag. Even though the results are low, it’s recommended to conduct another exploration drilling campaign for a definitive conclusion of the zone.

9.5      LOS ESPINOS-LA GUARDARRAYA

Geological mapping and sampling, conducted at the northwest to western end of the Los Espinos Vein, was conducted with the objective of verifying the continuity of the structure. In addition, reconnaissance mapping was conducted at the east end, with the objective of defining a possible association with the La Luz system.

P&E Mining Consultants Inc.	Page 46 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

The Los Espinos Vein is located north of the Quiteria West Vein, inside the Los Pinos Fracc. 1 Endeavour Silver Concession, with approximately 1.1 km of strike length and is a massive, white quartz vein with dendritic Mn and FeO zones in fractures, Figures 9.8 and 9.9.

Two sub-parallel veins with opposite dips were located in the area. The structure is very fractured with traces of sulphides, and zones with abundant float.

The general trend is N75°-80°W, dipping 75° southwest and locally with 70° northeast (possible components).

The registered values range from 0.005 to 0.118 ppm Au and 0.2 to 32.2 ppm Ag. The width of the structure varies from 1 to 20 m, and is located in the contact zone between the rhyolitic rocks and the volcano-sedimentary sequence.

P&E Mining Consultants Inc.	Page 47 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

9.6      EL JABALÍ

The El Jabalí area is located at the northeast of the Los Espinos-La Guardarraya veins, within the Los Pinos Fracc. 1 Endeavour Silver Concession, Figure 9.10.

An analysis of the complete sampling program was conducted at El Jabalí, which consisted of a 30% systematic sampling, and 70% random.

Some isovalue diagrams were elaborated for the main elements lead (Pb), silver (Ag), copper (Cu) and zinc (Zn) (Figures 9.11 and 9.12) . The diagrams clearly show a general northwest trend, additionally the anomalies are observed closed with elongation at northwest.

A small zone with values of Pb-Zn-Cu-Ag was defined through analysis, which opens the possibility for a deep drilling campaign in order to define the geometry.

The average values ranges from 96 ppm Ag, 2.6% Pb, 2.8% Zn and 1,350 ppm Cu.

P&E Mining Consultants Inc.	Page 48 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

P&E Mining Consultants Inc.	Page 49 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

FIGURE 9.11 **ISOVALUE DIAGRAMS SHOWING THE TRENDS OF THE SILVER AND LEAD ANOMALIES WITH THE NORTHWEST TREND**

SILVER

Coordinate system: WGS 84 / UTM Zone 13Q

Ag (ppm)
75
70
65
60
55
50
45
40
35
30
25
20
15
10
5
0
-5
514900
515100
515300
515500
515700
515900
2300900
2300800
2300700
2300600
2300500
2300400
2300300
2300200
2300100
2300000
2299900
N

LEAD

Coordinate system: WGS 84 / UTM Zone 13Q

Pb (%)
4.6
4.2
3.8
3.4
3
2.6
2.2
1.8
1.4
1
0.6
0.2
-0.2
-0.6
514800
515000
515200
515400
515600
515800
2300800
2300600
2300400
2300200
2300000
0

P&E Mining Consultants Inc.	Page 50 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

FIGURE 9.12 ISOVALUE DIAGRAMS SHOWING THE TRENDS OF THE ZINC AND COPPER ANOMALIES WITH THE NORTHWEST TREND

ZINC

Coordinate system: WGS 84 / UTM Zone 13Q

514800
515000
515200
515400
515600
515800
2300800
2300600
2300400
2300200
2300000
Zn (%)
0.2

COPPER

Coordinate system: WGS 84 / UTM Zone 13Q

514800
515000
515200
515400
515600
515800
2300800
2300600
2300400
2300200
2300000
Cu (ppm)
1350
1250
1150
1050
950
850
750
650
550
450
350
250
150
50
200

P&E Mining Consultants Inc.	Page 51 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

9.7      EL FRAILE

The El Fraile Vein is located in the San Sebastian 2 and San Sebastian 1-R-1 Endeavour Silver concessions, the structure generally trends SE60°NW, dipping 65° southwest. The approximate strike length of the structure is 1.0 km with variable width from 0.6 m to 2.5 m.

The structure is white to crystalline quartz, partially grayish (by content of fine sulphides), with moderate Mn content and druses in open spaces with association Limonite + Hematite, Figure 9.13. The host rock is a sequence of andesites (Kma) and rhyolites (Kmr). In 2017, a total of 8 trenches were developed over the structure.

Gold values ranged from 0.008 to 2.25 ppm Au and silver from 0.5 to 945 ppm Ag.

P&E Mining Consultants Inc.	Page 52 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

Figure 9.13 is looking northwest at the El Fraile Vein, showing white to crystalline quartz, with druses in open spaces, weak content of oxides (limonites), sporadic and isolated druses filled with Mn (left); and looking to the northwest, the vein is marked in red line. Samples were taken at the footwall of the vein, there were moderate veinlets of white to crystalline quartz, partial druses filled with Mn limonites; mine working were buried by accumulates, andesitic blocks and in dashed orange line fragments of vein (right).

9.8      VISTA HERMOSA

The Vista Hermosa structure is located at the hanging wall of the Terronera system, inside the San Sebastian 1-R-1 Endeavour Silver Concession, with an inferred strike length of 965 m, a general trend of NW60°SE, dipping from 55° to 70° southwest. The vein outcrops at the southwest end, with a width of up to 3 m.

A secondary parallel structure was located in the area, which consisted of silicified rhyolitic tuff, with abundant veinlets of white to crystalline quartz and considerable hematite, filling fractures, sporadic oxidized pyrite and traces of MnO.

Two historic mine workings were located in the area, the first one is northwest of the vein and consists of a small adit over the vein and is 2.8 m deep. The second mine working is located to the southeast of the vein, and consisted of an adit 7.30 m long by 1.30 m width and 0.80 m high, with the mine following the trend of the vein, Figure 9.14.

In the area, five trenches were constructed with the objective to define the continuity of the structure.

The gold values range from 0.005 to 1.72 ppm Au and silver values range from 0.2 to 45.9 ppm Ag.

P&E Mining Consultants Inc.	Page 53 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

9.9      LA ESCONDIDA

The structure identified as La Escondida is located inside the San Sebastian 1-R-1 Endeavour Silver Concession, hosted at the northwest end in rhyolite (Kmr), at the southeast end in both andesite (Kma) and (Kmr). It is observed as a milky quartz, with moderate MnO + Limonite filling.

Four mine workings, approximately 2 to 8 m deep with a general trend of SE60°SW and dipping 40° to 50° southwest, are located over the length of the structure. Figure 9.15 shows one mine working, the El Ñero Mine.

The excavations indicate that the behavior of the vein is irregular due to pronounced inflections near faults and/or when it is manifested in the creeks. Partially, sub-parallel veins are located with irregular widths (from 0.15 m to 0.50 m), where the projection joins the main structure at depth.

The La Escondida Vein has an inferred strike length of 900 m, with 0.30 m to 1.0 m width.

12 trenches were constructed over the structure in the area. In the area the values of gold vary from 0.005 to 1.49 ppm Au and silver from 0.2 to 152 ppm Ag.

P&E Mining Consultants Inc.	Page 54 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

9.10    EL ARMADILLO

The El Armadillo structure is parallel to the Vista Hermosa Vein and is located to the southwest. The El Armadillo Vein consisted of a monomictic breccia/vein, oxidized, clast of rhyolite (Kmr) with up to 3 cm, cemented by white to crystalline quartz, with grayish zones (possible sulphides), the host rock is rhyolite (Kmr), see Figure 9.16. The average trend is NW70°SE, dipping 65° southwest, with a width between 0.6 m to 2.4 m. The structure has been mapped for 225 m. At the northwest end the structure is interrupted at the contact with the andesitic unit (Kma). Observed alteration in the area includes oxidation and argillization.

A total of six trenches were constructed over the projection of the Armadillo Vein, most of them at the southeast end of the vein. A historic mine was located in the area with a 2 m deep working, 0.6 m high and 0.9 m wide.

The values of the rock samples collected in the area ranged from 0.005 to 0.884 ppm Au and 0.2 to 223 ppm Ag.

P&E Mining Consultants Inc.	Page 55 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

9.11    LA ATREVIDA

The La Atrevida Vein is located at the north end of the Terronera Vein and south of Quiteria, inside the San Sebastian 1-R-1 Endeavour Silver Concession. The structure consisted of crystalline quartz, saccaroidal texture, brecciated zones, moderate FeO, mainly limonite and hematite, selective argillization, Figure 9.17. There were two detachments at the hanging wall and footwall of the structure, zones with veinlets of quartz. The general trend is S75°-80°E with 75° to the southwest. The approximate strike length is 550 m, variable width from 0.30 to 3.0 m.

P&E Mining Consultants Inc.	Page 56 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

The host rock is rhyolite (Kmr) and at the northwest part is located the contact with andesites.

A trenching program was conducted in the area (6 trenches).

The reflected values range from 0.005 to 0.715 ppm Au and 0.2 to 30.9 ppm Ag.

FIGURE 9.17 QUARTZ VEINLET PHOTOGRAPHS 10 CM WIDE VIENLET, WITH MODERATE FEO, WEAK SELECTIVE ARGILLIZATION, SMALL FRAGMENTS OF RHYOLITE

Riolita Sil
Vetilla

9.12    SANTANA

The structure identified as Santana outcrops over the road to the town of Santana, the structure is of interest due to the apparent continuity at the southeast end of the Terronera Vein. The area consisted of a wide zone of oxidation (strong) FeO (limonite, hematite, and possible jarosite), moderate to strong argillization, and host the quartz structure, the quartz is observed to be crystalline and minor white, re-worked and fractured, Figures 9.18 to 9.20. Some parts are replaced by silica, with a general trend of N70°W, dipping 80° northeast.

P&E Mining Consultants Inc.	Page 57 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

Over the creek a strongly silicified structure was observed with crystalline quartz and minor quartz + moderate FeO, with fine disseminated pyrite.

The inferred strike length of the structure is 600 m, with variable width from 0.3 to 1.0 m (width of the alteration zone).

At the northwest part, the structure does not outcrop, however, there are alteration zones featuring FeO and argillization, and minor micro-veinlets in andesites.

At the southeast end intermittent zones were observed with strong alteration of FeO (limonite, hematite and possible jarosite), moderate to strong argillization, within the alteration there is a veinlet system of quartz (crystalline and minor white), and zones with strong silicification, minor selective pyrite (traces). The host rock is andesite.

In the outcropping zones the structure is presented with up to 1 m width, and in the projection zones a halo of alteration is observed of FeO, argillization, silicification and veinlets zones. The trend of the alteration is approximately NW70°SE.

The gold and silver values in the collected rock samples are low (0.005 to 0.019 ppm Au and 0.2 to 1.8 ppm Ag), which lowers the viability of the target. However, the area it is still considered as an exploration objective in order to try to define a potential hidden structure, due to the manifestation of argillic and oxidation alterations (moderate to strong) are constant along the trend.

P&E Mining Consultants Inc.	Page 58 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

FIGURE 9.19 TRENCH PHOTOGRAPHS

Zanja NW 10°
Viendo al 80°SW
3m

Trench photographs, Figure 9.19, show quartz-crystalline vein with abundant FeO (hematite>limonite) that contain minor fragments of silicified rock, with veinlets of quartz, moderate argillization, and intense fracturing.

FIGURE 9.20 PANORAMIC VIEW OF THE SANTANA VEIN TRACE WITH EVIDENCE OF QUARTZ VEINLETS AND FEO

OXIDATION ZONE

P&E Mining Consultants Inc.	Page 59 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

9.13    PEÑA GORDA

The vein identified as Peña Gorda is located south of the Real Alto area, at the southern part of the San Sebastian 1-R-1 Endeavour Silver Concession and the recently filed Cerro Gordo 2 Endeavour Silver Concession. The structure corresponds to the east-west system, with a general trend N80°W, with 85° southwest, traced for around 1.4 km, the width up to 10 m. The structure consisted of white to crystalline quartz, with oxidation and MnO, traces of pyrite (partially oxidized) in boxwork zones, with no visible sulphides, Figure 9.21.

In general, the host rock is of rhyolitic composition, crowned by rhyolitic agglomerate with traces of FeO.

The surface sampling program showed anomalous values of gold, associated to areas with moderate oxidation in fractures. The results range from 0.005 to 0.512 ppm Au and from 0.2 to 37.2 ppm Ag.

Based on the field and sampling activities it is considered a target, even though the values are not attractive, due to its vicinity to the El Tajo, Los Negros and Real Veins, which have been partially evaluated with important zones of Ag-Pb-Zn in the northwest system (Tajo).

P&E Mining Consultants Inc.	Page 60 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

FIGURE 9.21 PEÑA GORDA VEIN PHOTOGRAPHS WITH OUTCROPS FOR APPROXIMATELY 1.4 KM

PEÑA GORDA VEIN

PEÑA GORDA VEIN OUTCROPS

Cuarzo (Sinter)
Tb Riodacita

9.14    SAN JOAQUIN

The San Jaoquin general structural model corresponds to the east-west system. The structure consisted of a tubular body of quartz (white, massive), at some parts with weak saccaroidal texture, druses and minor blade type, with a general trend of N65°W, dipping 80° to the southwest, with slight inflection towards the west in the northwest area, Figure 9.22.

P&E Mining Consultants Inc.	Page 61 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

The width of the structure varies from 0.35 m in the southeast up to 4 m in the central area, the behavior in the west area is as an outcrop of rhyolite with a stockwork of quartz, gradually decreasing until it practically disappears inside the mapped area. The vein is hosted in a rhyolitic rock (practically fresh and hydrothermally unaltered, except for a weak and sporadic veinlets at the hanging wall of the main structure.

Rock samples collected over vein and host rock to know the mineralogical behavior along the vein. The results show values from 0.006 to 0.324 ppm Au and 0.2 to 28.8 ppm Ag. Moreover, like Peña Gorda, the observed anomalous values are auriferous.

P&E Mining Consultants Inc.	Page 62 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

10.0    DRILLING

10.1    2011 TO 2016 DRILLING

The drill programs conducted by Endeavour Silver between 2011 and 2018 are summarized in this Updated Technical Report section.

10.2    2011 DRILLING PROGRAM

In 2011, Endeavour Silver commenced a surface diamond drilling program on prospective targets within the Terronera Project. Exploration drilling focused on two main areas: 1) The Real el Alto area, exploring the Animas-Los Negros, El Tajo and Real Veins; and 2) The Central area, exploring the extension of the Quiteria Vein, west of the La Quiteria Mine.

By mid-December, 2011, the Endeavour Silver had completed 7,688.25 m of drilling in 36 surface diamond drill holes on the Terronera Project. A total of 2,980 diamond drill core samples were analyzed.

Drilling identified the Animas-Los Negros Vein in the Real el Alto area (Figure 10.1), which was found to be one vein, offset by faulting. The vein is principally hosted in rhyolite and is comprised of quartz with abundant manganese oxides (pyrolusite), minor pyrite and traces of disseminated dark grey and blue sulphides. Highlights include:

  132 g/t Ag and 1.02 g/t Au over a 3.2 m true width in hole LN07-1;
  144 g/t Ag and 1.21 g/t Au over a 3.6 m true width in hole LN08-1; and
  258 g/t Ag and 0.61 g/t Au over a 4.5 m true width was returned for hole LN09-1.

The 2011 drill program also outlined new Mineral Resources on the El Tajo Vein area. El Tajo is believed to be either a brecciated quartz +/- calcite vein or a stockwork zone with weak to moderate veinlets and disseminations of fine pyrite and traces of galena and possible silver sulphides (possibly argentite). Drilling highlights in the El Tajo Vein include:

  107 g/t Ag and 0.10 g/t Au over 1.6 m true width within hole TA03-1; and
  169 g/t Ag and 0.63 g/t Au over a 3.0 m true width in hole TA04-1.

New Mineral Resources were also outlined on the Real Vein, which is located to the northeast of the Animas-Los Negros and El Tajo Veins. The most significant intercept for the Real Vein was in hole RE04-1 which returned:

  320 g/t Ag and 0.74 g/t Au over a true width of 2.6 m.

Drill holes were also advanced on the La Escurana and La Luz Veins, but did not return significant gold or silver mineralization.

P&E Mining Consultants Inc.	Page 63 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

10.3    2012 DRILLING PROGRAM

In 2012, Endeavour Silver continued its diamond drilling program on the Terronera Property to expand Mineral Resources defined in the 2011 drill program. Exploration drilling focused on two main areas: 1) The Real el Alto area, exploring the Animas-Los Negros and Real Veins; and 2) The Central area, exploring the extension of the Quiteria Vein, west of the La Quiteria Mine, and the Terronera Vein. Endeavour Silver completed 13,237.10 m of drilling in 32 diamond drill holes on the Terronera Property. A total of 3,118 samples were collected for analysis.

Drill holes advanced on the Animas-Los Negros Vein were successful in intercepting the mineralized zone at depth. These drill holes also passed through the La Escurana Vein in the upper part of each drill hole. The Escurana Vein is located in the southernmost part of the Real el Alto area. Two holes were advanced on the Real Vein but did not return significant intersections. Only one hole was drilled on the Quiteria Vein in the La Luz area. The only intersection of note was:

•	15 g/t Ag and 0.02 g/t Au over 5.2 m in hole QT05-2.

The 2012 drill program discovered a new, high grade, silver-gold mineralized zone in the Terronera Vein. The Terronera Vein mainly consists of brecciated to massive quartz +/- calcite, locally banded and sugary-textured. Sulphide content is typically <1% and predominately fine-grained pyrite.

Drilling highlights in the Terronera Vein include:

•	1,489 g/t Ag and 0.85 g/t Au over a 5.66 m true width in hole TR02-1; and
•	500 g/t Ag and 1.15 g/t Au over an 11.48 m true width in hole TR12-1.
•	Hole TR09-1 yielded:
o	650 g/t Ag and 1.17 g/t Au over a 5.50 m true width; and
o	519 g/t Ag and 0.47 g/t Au over a 9.02 m true width.

10.4 2013 DRILLING PROGRAM

In 2013, Endeavour Silver continued its diamond drilling program on the Terronera Property to expand Mineral Resources defined in the 2012 drill program. Drilling in 2013 focused on the Terronera Vein area.

Endeavour Silver completed 8,573.5 m of drilling in 30 drill holes in 2013. The 2013 program was successful in expanding and connecting the two high grade silver-gold mineralized zones, the Central Area and the El Hundido areas, in the Terronera Vein.

Drilling highlights from the Terronera Vein include:

•	122 g/t Ag and 2.00 g/t Au over a 5.90 m true width in hole TR02-5;
•	507 g/t Ag and 1.36 g/t Au over a 6.66 m true width in hole TR03-1;
•	915 g/t Ag and 2.33 g/t Au over a 2.47 m true width in hole TR03-5
o	including 5,580 g/t Ag and 15.85 g/t Au over a 0.27 m true width;

P&E Mining Consultants Inc.	Page 64 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

•	646 g/t Ag and 1.11 g/t Au over a 5.03 m true width in hole TR07.5-1
o	including 1,650 g/t Ag and 1.82 g/t Au over a 1.04 m true width; and
•	583 g/t Ag and 0.79 g/t Au over an 8.41 m true width in hole TR08.5-1
o	including 4,420 g/t Ag and 2.46 g/t Au over a 0.47 m true width.

10.5 2014 DRILLING PROGRAM

In 2014, Endeavour Silver continued its drilling program on the Terronera Property. Endeavour Silver’s objective for the drilling campaign was to continue defining the mineralized body and to expand upon Mineral Resources identified in the 2012-2013 drill programs. Endeavour Silver was successful in meeting its objectives for the 2014 drilling program.

As at September 2014, Endeavour Silver completed a total of 8,204.20 m in 27 surface diamond drill holes at the Terronera Project. A total of 2,470 samples were collected and submitted for assays.

The 2014 exploration drilling program was conducted with the objective to continue defining the high grade silver-gold mineralized body between sections TR-4S through TR-41, primarily on the Central Area (between sections TR-07 through TR-23).

Drilling highlights for Terronera Vein included:

•	499 g/t Ag & 1.4 g/t Au over 2.6 m true width in hole TR07-3,
o	including 1,660 g/t Ag & 1.3 g/t Au over 0.2 m true width;
•	345 g/t Ag & 0.8 g/t Au over 6.3 m true width in hole TR14-3,
o	including 1,440 g/t Ag & 1.0 g/t Au over 0.5 m true width;
•	301 g/t Ag & 0.7 g/t Au over 6.7 m true width in hole TR15-2,
o	including 1,250 g/t Ag & 1.4 g/t Au over 0.4 m true width;
•	788 g/t Ag & 0.8 g/t Au over 3.8 m true width in hole TR17-2,
o	including 3,620 g/t Ag & 2.0 g/t Au over 0.7 m true width;
•	106 g/t Ag & 5.5 g/t Au over 3.2 m true width in hole TR20-1;
•	272 g/t Ag & 8.5 g/t Au over 3.0 m true width in hole TR20-2;
•	105 g/t Ag & 5.0 g/t Au over 2.6 m true width in hole TR21-1;
•	121 g/t Ag & 3.3 g/t Au over 16.0 m true width in hole TR23-1.

Also significant results were returned for Hanging Wall Terronera Vein 1:

•	101 g/t Ag & 4.3 g/t Au over 8.2 m true width in hole TR21-1;
•	114 g/t Ag & 3.9 g/t Au over 4.1 m true width in hole TR22-2;
•	107 g/t Ag & 1.9 g/t Au over 7.9 m true width in hole TR23-1.

10.6    2015 DRILLING PROGRAM

In 2015, Endeavour Silver continued its drilling program on the Terronera Property. Endeavour Silver’s objective for the drilling campaign was to continue defining the mineralized body and to expand upon Mineral Resources identified in the 2012-2014 drill programs. Endeavour Silver was successful in meeting its objectives for the 2015 drilling program.

P&E Mining Consultants Inc.	Page 65 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

Endeavour Silver completed a total of 6,133 m in 27 surface diamond drill holes at the Terronera Project in 2015. A total of 3,756 samples were collected and submitted for assays.

Drilling highlights for the Terronera Vein include:

•	1,371 g/t Ag and 1.10 g/t Au (1,448 g/t AgEq) over 6.6 m true width,
o	including 5,420 g/t Ag, and
•	5.12 g/t Au (5,778 g/t AgEq) over 0.3 m true width in hole TR 10-4;
•	508 g/t Ag and 3.25 g/t Au (735 g/t AgEq) over 8.2 m true width,
o	including 6,600 g/t Ag and 22.10 g/t Au (8,147 g/t Ag Eq) over 0.23 m true width in hole TR18-5.

10.7    2016 DRILLING PROGRAM

In 2016, Endeavour Silver continued its drilling program on the Terronera Property in 2016. The aim of the 2016 drilling program was to continue infill drilling within the Terronera Vein system and conducted exploration drilling on the La Luz Vein, located about 2,200 m northeast of the Terronera Vein.

Endeavour Silver completed a total of 5,670 m in 19 surface diamond drill holes at the Terronera Project in 2016. A total of 1,805 samples were collected and submitted for assays.

Drilling highlights for Terronera Vein include:

•	717 g/t Ag and 2.94 g/t Au (923 g/t AgEq) over 6.56 m true width,
o	including 4,860 g/t Ag and 2.99 g/t Au (5,069 g/t AgEq) over 0.39 m true width in hole TR10.5-1; and
•	226 g/t Ag and 5.0 g/t Au (576 g/t AgEq) over 6.74 m true width,
o	including 527 g/t Ag and 169 g/t Au (1,710 g/t AgEq) over 0.7 m true width in hole TR09-06.

Drilling on the La Luz Vein outlined a west plunging mineralized zone over 300 m by 250 m deep starting approximately 100 m below surface and still open to surface and to depth. Highlights include:

•	408 g/t Ag and 58.6 g/t Au (4,512 g/t AgEq) over 1.14 m true width,
o	including 1,365 g/t Ag and 238.0 g/t Au (18,025 g/t AgEq) over 0.9 m true width in hole LL-02.

10.8    2017 DRILLING PROGRAM

In 2017, Endeavour Silver drilling programs focused on the definition of potential economical mineralization in several structures located in the northwest and east-west systems of the Terronera Project.

The drilling program included a total of 12,252 m drilled in 47 surface diamond drill holes, mainly conducted at La Luz. Eight other structures were tested (El Muro, Los Espinos, Los Reyes, El Fraile, Vista Hermosa, La Escondida, La Atrevida and Quiteria West). The 2017 drilling program included 2,308 samples.

P&E Mining Consultants Inc.	Page 66 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

Surface drilling conducted during 2017 is summarized in Table 10.1 and shown on the map in Figure 10.1.

TABLE 10.1 TERRONERA PROJECT SURFACE DRILLING IN 2017
Project Area	No. of Holes	Total Length (m)	No. of Samples Taken
La Luz	25	5,760	1031
El Muro	1	226	52
Los Espinos	2	436	169
Los Reyes	6	1,957	646
El Fraile	7	1,749	164
Vista Hermosa	1	642	78
La Escondida	1	360	37
La Atrevida	1	340	11
Quiteria West	3	782	120
Total	47	12,252	2,308

P&E Mining Consultants Inc.	Page 67 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

Surface diamond drilling was conducted by Energold de Mexico, S.A. de C.V. (Energold Mexico) a wholly-owned subsidiary of the Energold Drilling Corp. (Energold) based in Vancouver, British Columbia, Canada, using two man-portable drill rigs. Energold Mexico and Energold do not hold any interest in Endeavour Silver and are independent of the company.

Except for La Luz, the results of the drilling campaigns in the eight other structures were not significant. However, there are still possibilities to locate mineralization at the southeast part of Terronera, deep Quiteria, northwest part of Los Espinos, the new discoveries of Peña Gorda-Los Tablones and over structures at the Real Alto area.

In 2017, follow-up surface diamond drilling resumed on the La Luz Vein area, totalling 25 drill holes with 5,760 m drilled (Table 10.2) .

P&E Mining Consultants Inc.	Page 68 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 10.2 2017 DRILL HOLE SUMMARY FOR THE LA LUZ SURFACE DRILLING PROGRAM
Drill Hole No.	Azimuth	Dip	Core Diameter	Total Depth (m)	Start Date	Finish Date
LL-17	355 º	-45 º	HTW	169.25	16/01/2017	20/01/2017
LL-18	356 º	-56 º	HTW	254.65	21/01/2017	26/01/2017
LL-19	356 º	-61 º	HTW/NTW	277.55	26/01/2017	31/01/2017
LL-20	333 º	-48 º	HTW	205.85	01/02/2017	04/02/2017
LL-21	0 º	-45 º	HTW	212.15	05/02/2017	10/02/2017
LL-22	0 º	-53 º	HQ/NQ	326.35	10/02/2017	18/02/2017
LL-23	19 º	45 º	HQ	217.55	25/02/2017	02/03/2017
LL-24	165 º	-69 º	HQ	197.00	03/03/2017	08/03/2017
LL-25	151 º	-53 º	HTW	311.10	08/03/2017	15/03/2017
LL-26	170 º	-64 º	HTW/NTW	340.05	16/03/2017	30/03/2017
LL-27	158 º	-75 º	HQ	305.00	30/03/2017	06/04/2017
LL-28	208 º	-49 º	HTW	216.55	08/04/2017	11/04/2017
LL-29	209 º	-56 º	HQ/NTW	323.30	21/05/2017	27/05/2017
LL-30	144 º	-61 º	HQ/NTW	312.10	27/05/2017	02/06/2017
LL-31	229 º	-62 º	HQ	374.60	03/06/2017	09/06/2017
LL-32	209 º	-46 º	HQ/NTW	250.10	09/06/2017	15/06/2017
LL-33	180 º	-45 º	HQ	118.95	16/06/2017	18/06/2017
LL-34	230 º	-45 º	HTW	163.15	19/06/2017	22/06/2017
LL-35	206 º	-61 º	HQ	130.30	23/06/2017	25/06/2017
LL-36	127 º	-45 º	HQ	91.50	26/06/2017	28/06/2017
LL-37	177 º	-54 º	HQ	111.30	28/06/2017	30/06/2017
LL-38	127 º	-45 º	HQ	176.00	01/07/2017	04/07/2017
LL-39	137 º	-62 º	HQ	193.65	05/07/2017	08/07/2017
LL-40	120 º	-52 º	HQ	227.20	09/07/2017	15/07/2017
LL-41	332 º	-57 º	HQ	254.65	16/07/2017	22/07/2017
Total (25 drill holes)				5,759.85

The ultimate objective of the La Luz drilling program conducted in 2017 was to add Mineral Resources to the Terronera Project by defining the high-grade silver-gold mineralized body discovered in 2016, which was expanded to over 600 m long by 250 m deep starting approximately 100 m below surface and still open to surface and to depth. The La Luz Vein mainly consists of quartz (banded, massive and brecciated), white and amethyst quartz, gray silica, traces of chlorite, greenish clays, micro-veinlets of calcite, selective argillization, strong silicification, FeO in fractures, weak to moderate disseminated pyrite and sulphides of Ag in bands and disseminated. The host rock is a volcano-sedimentary sequence from the lower Cretaceous.

P&E Mining Consultants Inc.	Page 69 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

Drilling highlights for La Luz Vein include:

•	245 g/t Ag and 23.1 g/t Au (1,980 g/t AgEq) over 1.4 m true width in hole LL-17;
•	25 g/t Ag and 14.9 g/t Au (1,146 g/t AgEq) over 1.8 m true width in hole LL-18;
•	63 g/t Ag and 57.0 g/t Au (4,339 g/t AgEq) over 2.2 m true width in hole LL-21,
o	including 340 g/t Ag and 320.0 g/t Au over 0.3 m true width;
•	45 g/t Ag and 16.2 g/t Au (1,262 g/t AgEq) over 1.7 m true width in hole LL-23;
•	384 g/t Ag and 20.3 g/t Au over 1.1 m true width in hole LL-35,
o	including 2,600 g/t Ag and 123.5 g/t Au over 0.12 m true width; and
•	38 g/t Ag and 16.5 g/t Au (1,273 g/t AgEq) over 1.2 m true width in hole LL-36.

Also significant results were returned for the La Luz HW Vein including:

•	25 g/t Ag and 20.9 g/t Au (1,589 g/t AgEq) over 1.3 m true width in hole LL-23; and
•	12 g/t Ag and 7.6 g/t Au (580 g/t AgEq) over 1.2 m true width in hole LL-39.

Drilling results of La Luz Vein are summarized in Table 10.3 and the La Luz Vein intercepts are shown on the longitudinal projection in Figure 10.2.

TABLE 10.3 SURFACE DRILL HOLE SIGNIFICANT ASSAY SUMMARY FOR MINERAL INTERCEPTS IN THE LA LUZ VEIN AREA
Drill Hole No.	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Ag (g/t)	Au (g/t)
LL-17	La Luz Vein	124.15	127.85	3.7	2.3	164	14.5
	La Luz Composite	124.55	126.85	2.3	1.4	245	23.1
	Including	124.55	125.40	0.9	0.5	212	47.5
LL-18	La Luz Vein	174.00	178.10	4.1	1.8	25	14.9
	Including	177.60	178.10	0.5	0.2	77	48.5
LL-20	La Luz Vein	168.00	172.30	4.3	2.1	39	4.8
	La Luz Composite	169.15	172.30	3.2	1.5	40	6.4
	Including	171.75	172.30	0.6	0.3	21	12.4
LL-21	La Luz Vein	172.70	174.15	1.5	0.9	137	127.5
	La Luz Composite	173.10	176.75	3.7	2.2	63	57.0
	Including	173.60	174.15	0.6	0.3	340	320.0
LL-23	La Luz Vein	144.75	147.90	3.2	2.0	39	13.9
	La Luz Composite	145.20	147.90	2.7	1.7	45	16.2
	Including	147.05	147.40	0.3	0.2	171	45.2
	Hw La Luz Vein	154.50	156.20	1.7	1.0	31	26.2

P&E Mining Consultants Inc.	Page 70 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 10.3 SURFACE DRILL HOLE SIGNIFICANT ASSAY SUMMARY FOR MINERAL INTERCEPTS IN THE LA LUZ VEIN AREA
Drill Hole No.	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Ag (g/t)	Au (g/t)
	Hw La Luz Composite	154.50	156.70	2.2	1.3	25	20.9
	Including	154.50	155.05	0.6	0.3	44	31.6
LL-25	La Luz Vein	215.90	216.65	0.8	0.5	1114	0.6
	La Luz Composite	214.65	216.65	2.0	1.4	419	0.2
	Including	216.20	216.65	0.5	0.3	1830	1.1
LL-27	La Luz Vein	173.35	175.60	2.3	1.2	71	2.0
	Including	173.35	174.30	1.0	0.5	128	4.7
LL-32	La Luz Vein	196.30	197.85	1.5	1.1	91	2.7
	Including	197.00	197.85	0.8	0.6	95	4.7
LL-35	La Luz Vein	106.65	107.05	0.4	0.2	1699	90.5
	La Luz Composite	105.20	107.05	1.8	1.1	384	20.3
	Including	106.65	106.85	0.2	0.1	2600	123.5
LL-36	La Luz Vein	57.40	58.15	0.8	0.6	57	2.5
	La Luz Composite	57.40	58.75	1.4	1.2	38	16.5
	Including	58.15	58.75	0.6	0.5	14	34.0
LL-39	Hw La Luz Vein	146.05	146.40	0.3	0.2	25	26.9
	Hw La Luz Composite	146.05	148.45	2.4	1.2	12	7.6
	Including	146.05	146.40	0.3	0.2	25	26.9
	La Luz Vein	162.05	163.15	1.1	0.5	6	3.2
	La Luz Composite	161.80	164.00	2.2	1.1	4	1.6
	Including	162.05	162.35	0.3	0.1	12	8.4

P&E Mining Consultants Inc.	Page 71 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

P&E Mining Consultants Inc.	Page 72 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

10.9    2018 DRILLING PROGRAM

In 2018, Endeavour Silver resumed its drilling program over the Terronera Vein. In addition, at the end of the year, surface diamond drilling was conducted with associated geomechanical and hydrogeological support at the La Luz Vein area.

10.9.1    Terronera

In 2018, Endeavour Silver conducted an infill surface drilling program over the Terronera Vein, with the objective of filling gaps to upgrade Inferred Mineral Resources to Indicated Mineral Resources and to expand the Inferred Mineral Resources at depth. Mineralization in the Terronera Vein has been intersected over 1,400 m long by 500 m deep, and it remains open at depth.

The 2018 drilling program included a total of 18,774 m drilled in 39 surface diamond drill holes (Figure 10.3), including 3,007 samples collected and submitted for analysis (Table 10.4) . The information of these holes is summarized in Table 10.5.

TABLE 10.4 TERRONERA SURFACE DRILLING IN 2018
Project Area	Number of Holes	Total Length (m)	Number of Samples Taken
Terronera	39	18,774	3,007
Total	39	18,774	3,007

TABLE 10.5 2018 DRILL HOLE SUMMARY FOR THE TERRONERA SURFACE DRILLING PROGRAM
Drill Hole No.	Azimuth	Dip	Core Diameter	Total Depth (m)	Start Date	Finish Date
TR7S-1	224 º	-65 º	HQ	766.15	17/03/2018	10/04/2018
TR11-4	229 º	-63 º	HQ	632.35	25/03/2018	11/04/2018
TR11-5	226 º	-59 º	HQ	608.25	11/04/2018	26/04/2018
TR10-5	229 º	-57 º	HQ	522.65	29/04/2018	11/05/2018
TR10-6	229 º	-64 º	HQ	577.50	11/05/2018	23/05/2018
TR14-8	233 º	-73 º	HQ	406.65	23/04/2018	02/05/2018
TR15-7	263 º	-65 º	HQ	391.30	02/05/2018	10/05/2018
TR13-6	197 º	-74 º	HQ	437.80	10/05/2018	19/05/2018
TR08-6	226 º	-66 º	HQ/NQ	391.90	25/04/2018	04/05/2018
TR07-4	207 º	-66 º	HQ/NQ	395.00	05/05/2018	15/05/2018
TR5S-2	249 º	-55 º	HQ/NQ	570.50	01/05/2018 / 15/05/2018	14/05/2018 / 27/05/2018

P&E Mining Consultants Inc.	Page 73 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 10.5 2018 DRILL HOLE SUMMARY FOR THE TERRONERA SURFACE DRILLING PROGRAM
Drill Hole No.	Azimuth	Dip	Core Diameter	Total Depth (m)	Start Date	Finish Date
TR7S-2	225 º	-46 º	HQ	498.50	31/05/2018	14/06/2018
TR10-7	229 º	-68 º	HQ	649.35	23/05/2018	06/06/2018
TR09-7	221 º	-66 º	HQ	609.55	06/06/2018	19/06/2018
TR13-7	208 º	-78 º	HQ	489.00	19/05/2018	31/05/2018
TR12-7	199 º	-80 º	HQ	452.35	01/06/2018	10/06/2018
TR17-6	241 º	-55 º	HQ	401.35	10/06/2018	19/06/2018
TR06-5	189 º	-62 º	HQ/NQ	405.65	16/05/2018	29/05/2018
TR06-6	185 º	-67 º	HQ/NQ	410.20	30/05/2018	10/06/2018
TR09-8	244 º	-68 º	HQ/NQ	394.95	11/06/2018	20/06/2018
TR2S-4	239 º	-65 º	HQ	533.00	16/06/2018	07/07/2018
TR11-7	204 º	-69 º	HQ	351.90	11/07/2018	21/07/2018
TR12-8	213 º	-58 º	HQ	571.35	20/06/2018	04/07/2018
TR12-9	214 º	-62 º	HQ	629.85	05/07/2018	19/07/2018
TR17-7	241 º	-61 º	HQ	435.65	19/06/2018	29/06/2018
TR18-7	254 º	-60 º	HQ	434.10	29/06/2018	10/07/2018
TR16-10	223 º	-61 º	HQ	432.35	11/07/2018	21/07/2018
TR09-9	245 º	-73 º	HQ/NQ	434.60	21/06/2018	30/06/2018
TR01-4	204 º	-66 º	HQ/NQ	353.80	04/07/2018	14/07/2018
TR00-3	183 º	-65 º	HQ/NQ	419.35	15/07/2018	27/07/2018
TR19-7	210 º	-55 º	HQ	375.85	22/07/2018	31/07/2018
TR11-8	186 º	-73 º	HQ	423.00	21/07/2018	02/08/2018
TR13-8	226 º	-59 º	HQ	610.75	19/07/2018	04/08/2018
TR01-5	213 º	-70 º	HQ/NQ	390.40	28/07/2018	07/08/2018
TR19-8	207 º	-63 º	HQ	411.15	31/07/2018	10/08/2018
TR10-8	166 º	-69 º	HQ	427.00	02/08/2018	12/08/2018
TR13-9	224 º	-63 º	HQ	658.10	04/08/2018	18/08/2018
TR19-9	207 º	-68 º	HQ	463.05	10/08/2018	21/08/2018
TR04-6	227 º	-78 º	HQ	407.45	10/08/2018	26/08/2018
Total (39 drill holes)				18,773.65

Surface diamond drilling conducted by Energold de Mexico, S.A. de C.V. (Energold Mexico) and Layne de Mexico, S.A. de C.V. (Layne).

Energold de Mexico, S.A. de C.V. (Energold Mexico), a wholly-owned subsidiary of the Energold Drilling Corp. (Energold) based in Vancouver, British Columbia, Canada, used two drill rigs (one man-portable drill rig). Energold Mexico and Energold do no hold any interest in Endeavour Silver and are independent of the company.

P&E Mining Consultants Inc.	Page 74 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

Layne de Mexico, S.A. de C.V. (Layne), a wholly-owned subsidiary of the USA-based Layne Christensen Company (Layne Christensen), used two drill rigs. Neither Layne nor Layne Christensen held an interest in Endeavour Silver and both are independent of the Company.

Drilling at Terronera fulfilled the objective by intercepting high silver and gold grades and proving continuity of the mineralization along strike and to depth.

P&E Mining Consultants Inc.	Page 75 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

Drilling highlights for the Terronera Vein include:

•	782 g/t Ag and 0.9 g/t Au (847 g/t AgEq) over 3.3 m true width in hole TR10-8,
o	including 9,810 g/t Ag and 8.75 g/t Au over 0.12 m true width;
•	618 g/t Ag and 3.2 g/t Au (861 g/t AgEq) over 21.2 m true width in hole TR11-4,
o	including 4,090 g/t Ag and 4.9 g/t Au over 0.2 m true width;
•	507 g/t Ag and 2.6 g/t Au (699 g/t AgEq) over 6.0 m true width in hole TR11-5,
o	including 3,370 g/t Ag and 5.4 g/t Au over 0.4 m true width;
•	783 g/t Ag and 1.2 g/t Au (874 g/t AgEq) over 5.3 m true width in hole TR11-7,
o	including 3,880 g/t Ag and 2.6 g/t Au over 0.3 m true width;
•	524 g/t Ag and 0.7 g/t Au (575 g/t AgEq) over 4.2 m true width in hole TR11-8;
•	197 g/t Ag; and 2.4 g/t Au (378 g/t AgEq) over 9.8 m true width in hole TR12-8,
o	including 3,420 g/t Ag and 6.6 g/t Au over 0.2 m true width;
•	129 g/t Ag and 4.8 g/t Au (488 g/t AgEq) over 4.4 m true width in hole TR13-7;
•	185 g/t Ag and 7.15 g/t Au (721 g/t AgEq) over 5.6 m true width in hole TR13-9; and
•	129 g/t Ag and 2.8 g/t Au (340 g/t AgEq) over 7.2 m true width in hole TR14-8.

Also significant results returned for the Terronera FW Vein:

•	1,297 g/t Ag and 0.9 g/t Au over 6.1 m true width in hole TR11-8,
o	including 6,660 g/t Ag and 1.8 g/t Au over 0.5 m true width; and
•	169 g/t Ag and 4.75 g/t Au over 7.7 m true width in hole TR12-7.

Drilling results of Terronera Vein are summarized in Table 10.6 and the Terronera Vein intercepts are shown on the longitudinal projection in Figure 10.4.

TABLE 10.6 2018 DRILL HOLE ASSAY SUMMARY FOR THE TERRONERA SURFACE DRILLING PROGRAM
Drill Hole No.	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Ag (g/t)	Au (g/t)
TR2S-4	Terronera	451.75	453.40	1.6	0.8	1	0.01
	Terronera Composite	450.95	453.40	2.4	1.2	2	0.02
	Including	450.95	451.75	0.8	0.4	3	0.03
TR5S-2	Terronera	505.05	505.70	0.6	0.5	0.2	<0.005
	Terronera Composite	505.05	506.50	1.4	1.0	0.2	0.01
	Including	505.05	505.70	0.6	0.5	0.2	<0.005
TR7S-1	Terronera	558.85	559.25	0.4	0.2	<0.2	0.01
	Terronera Composite	557.55	559.25	1.7	1.0	0.2	0.01
	Including	558.85	559.25	0.4	0.2	<0.2	0.01
TR7S-2	Terronera	409.00	409.20	0.2	0.2	0.4	0.01
	Terronera Composite	409.00	410.25	1.3	1.0	0.3	0.01
	Including	409.00	409.20	0.2	0.2	0.4	0.01

P&E Mining Consultants Inc.	Page 76 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 10.6 2018 DRILL HOLE ASSAY SUMMARY FOR THE TERRONERA SURFACE DRILLING PROGRAM
Drill Hole No.	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Ag (g/t)	Au (g/t)
TR00-3	Terronera	369.15	370.60	1.5	0.6	11	0.63
	Terronera Composite	367.80	370.60	2.8	1.2	6	0.34
	Including	369.15	369.65	0.5	0.2	22	1.12
TR01-4	Terronera	303.40	307.20	3.8	2.3	147	1.41
	Including	303.40	304.30	0.9	0.6	379	0.74
TR01-5	Terronera	327.85	332.10	4.3	2.3	40	0.87
	Terronera Composite	328.55	330.90	2.3	1.2	51	1.32
	Including	329.40	330.15	0.8	0.4	74	2.61
TR04-6	Terronera	334.20	335.80	1.6	1.0	179	4.42
	Terronera Composite	331.45	335.80	4.4	2.8	149	3.39
	Including	334.20	334.45	0.3	0.2	209	5.08
TR06-5	Terronera	329.40	332.00	2.6	2.0	25	1.33
	Terronera Composite	330.20	331.70	1.5	1.2	26	1.90
	Including	330.90	331.70	0.8	0.6	34	2.54
TR06-6	Terronera	349.70	350.75	1.1	0.6	15	0.58
	Terronera Composite	348.50	350.75	2.3	1.4	11	0.36
	Including	349.70	350.00	0.3	0.2	9	0.98
TR07-4	Terronera	352.60	354.20	1.6	1.2	10	0.16
	Including	352.60	353.60	1.0	0.7	8	0.22
TR08-6	Terronera	342.10	345.95	3.8	2.5	49	2.02
	Terronera Composite	342.30	346.65	4.3	2.8	54	1.99
	Including	342.30	342.80	0.5	0.3	127	4.33
TR09-7	Terronera	556.60	561.50	4.9	2.9	95	3.01
	Terronera Composite	556.60	563.00	6.4	3.9	86	2.64
	Including	557.35	557.75	0.4	0.2	275	4.49
TR09-8	Terronera	344.75	350.85	6.1	3.5	93	0.67
	Terronera Composite	345.40	350.40	5.0	2.9	112	0.81
	Including	345.80	346.50	0.7	0.4	136	4.21
TR09-9	Terronera	366.25	372.20	5.9	3.4	136	2.13
	Including	371.40	372.20	0.8	0.5	189	5.86
TR10-5	Terronera	475.15	476.90	1.8	1.3	467	1.27
	Including	476.40	476.90	0.5	0.4	888	0.99
	FWTRV	501.50	501.75	0.3	0.2	21	0.19
	FWTRV Composite	501.50	502.75	1.3	1.0	14	0.16
	Including	501.50	501.75	0.3	0.2	21	0.19
TR10-6	Terronera	531.50	540.60	9.1	5.5	116	2.30
	Terronera Composite	535.00	538.75	3.8	2.3	222	4.82

P&E Mining Consultants Inc.	Page 77 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 10.6 2018 DRILL HOLE ASSAY SUMMARY FOR THE TERRONERA SURFACE DRILLING PROGRAM
Drill Hole No.	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Ag (g/t)	Au (g/t)
	Including	538.00	538.75	0.8	0.5	410	6.67
	FWTRV	551.55	552.65	1.1	0.8	12	0.39
	FWTRV Composite	551.25	552.65	1.4	1.0	10	0.31
	Including	551.55	551.75	0.2	0.1	36	1.24
TR10-7	Terronera	593.45	601.70	8.3	4.1	52	0.87
	Terronera Composite	595.05	597.15	2.1	1.1	94	2.70
	Including	595.05	595.80	0.8	0.4	149	4.57
TR10-8	Terronera	390.20	395.80	5.6	2.3	973	1.08
	Terronera Composite	387.75	395.80	8.1	3.3	782	0.87
	Including	393.00	393.30	0.3	0.1	9810	8.75
TR11-4	Terronera	550.90	583.20	32.3	19.4	607	3.38
	Terronera Composite	546.40	581.70	35.3	21.2	618	3.24
	Including	548.65	548.90	0.3	0.2	4090	4.88
TR11-5	Terronera	514.20	521.25	7.0	5.3	563	2.64
	Terronera Composite	513.25	521.25	8.0	6.0	507	2.56
	Including	515.05	515.60	0.6	0.4	3370	5.44
	FWTRV	523.70	525.60	1.9	1.5	181	7.13
	Including	523.70	524.05	0.3	0.3	279	9.23
TR11-7	Terronera	282.20	292.75	10.6	6.1	693	1.12
	Terronera Composite	283.45	292.75	9.3	5.3	783	1.22
	Including	290.40	290.85	0.5	0.3	3880	2.58
	FWTRV Projection	346.15	347.40	1.3	0.5	10	0.10
TR11-8	Terronera	332.50	337.95	5.4	3.0	648	0.87
	Terronera Composite	331.00	338.65	7.6	4.2	524	0.69
	Including	335.75	336.65	0.9	0.5	1175	1.12
	Fw Terronera (FWTRV)	351.40	361.95	10.6	6.1	1297	0.93
	Including	351.90	352.70	0.8	0.5	6660	1.77
TR12-7	Terronera	358.75	373.15	14.4	3.7	63	2.52
	Terronera Composite	359.75	373.95	14.2	3.7	65	2.60
	Including	368.10	368.50	0.4	0.1	114	3.53
	FWTRV	410.85	426.10	15.3	7.4	141	4.93
	FWTRV Composite	412.85	428.80	16.0	7.7	169	4.75
	Including	419.45	420.35	0.9	0.4	604	21.80
TR12-8	Terronera	527.80	544.15	16.4	10.9	180	2.20
	Terronera Composite	527.80	542.40	14.6	9.8	197	2.41
	Including	540.75	541.10	0.4	0.2	3420	6.57

P&E Mining Consultants Inc.	Page 78 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 10.6 2018 DRILL HOLE ASSAY SUMMARY FOR THE TERRONERA SURFACE DRILLING PROGRAM
Drill Hole No.	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Ag (g/t)	Au (g/t)
	FWTRV	544.50	546.30	1.8	1.4	47	0.32
	FWTRV Composite	544.15	546.00	1.9	1.4	44	1.14
	Including	544.15	544.50	0.4	0.3	10	4.47
TR12-9	Terronera	594.50	600.10	5.6	3.7	102	4.54
	Including	596.80	597.60	0.8	0.5	225	11.75
TR13-6	Terronera	358.00	360.70	2.7	1.6	120	4.22
	Including	359.75	360.70	0.9	0.6	185	5.95
	FWTRV	399.00	399.35	0.4	0.2	3	0.07
	FWTRV Composite	399.00	400.75	1.8	1.0	3	0.07
	Including	399.35	400.75	1.4	0.8	4	0.08
TR13-7	Terronera	385.75	395.35	9.6	4.4	129	4.79
	Including	392.65	393.65	1.0	0.5	264	9.95
	FWTRV	430.20	431.45	1.3	0.6	54	2.89
	FWTRV Composite	429.00	431.20	2.2	1.1	35	2.05
	Including	430.40	431.20	0.8	0.4	64	4.19
TR13-8	Terronera	545.10	553.35	8.3	5.5	106	3.55
	Terronera Composite	541.40	553.35	12.0	8.0	85	2.99
	Including	544.30	544.50	0.2	0.1	32	9.61
	FWTRV	558.35	559.80	1.4	1.1	156	2.54
	Including	558.95	559.80	0.8	0.6	183	3.61
TR13-9	Terronera	589.15	599.30	10.2	6.1	160	6.56
	Terronera Composite	587.95	597.25	9.3	5.6	185	7.15
	Including	592.35	592.90	0.5	0.3	573	29.30
TR14-8	Terronera	317.25	325.85	8.6	7.2	129	2.81
	Including	323.85	324.15	0.3	0.1	473	13.60
	Cavity	325.85	330.45	4.6	2.1	Cavity
	Terronera (Fw)	330.45	333.15	2.7	1.2	241	0.70
	Including	330.45	330.95	0.5	0.2	928	2.87
	FWTRV Projection	366.80	372.00	5.2	2.2	55	0.11
	FWTRV Proj Composite	370.55	373.25	2.7	1.1	106	0.26
	Including	370.55	371.25	0.7	0.3	213	0.37
TR15-7	Terronera	291.75	301.00	9.3	5.3	127	1.37
	Terronera Composite	290.95	301.00	10.1	5.7	128	1.29
	Including	294.65	295.25	0.6	0.3	164	8.71
	FWTRV	350.05	350.65	0.6	0.3	167	0.56
	FWTRV Composite	349.20	351.35	2.2	1.2	50	0.16

P&E Mining Consultants Inc.	Page 79 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 10.6 2018 DRILL HOLE ASSAY SUMMARY FOR THE TERRONERA SURFACE DRILLING PROGRAM
Drill Hole No.	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Ag (g/t)	Au (g/t)
	Including	350.05	350.65	0.6	0.3	167	0.56
TR16- 10	Terronera	379.50	383.20	3.7	2.6	142	3.90
	Terronera Composite	379.10	383.20	4.1	2.9	134	3.59
	Including	379.90	380.70	0.8	0.6	267	9.50
TR17-6	Terronera	351.55	357.90	6.3	4.4	134	3.19
	Terronera Composite	351.00	357.65	6.6	4.6	131	3.12
	Including	356.60	356.85	0.3	0.2	368	12.65
TR17-7	Terronera	388.70	394.55	5.9	3.9	136	3.82
	Terronera Composite	388.70	392.75	4.1	2.7	188	5.32
	Including	389.20	389.85	0.7	0.4	321	12.50
TR18-7	Terronera	400.60	413.40	12.8	8.1	82	1.98
	Terronera Composite	400.60	411.65	11.1	7.0	93	2.26
	Including	410.75	411.15	0.4	0.3	389	17.25
TR19-7	Hw Terronera Vein (HWTRV1)	274.10	276.55	2.4	1.8	340	13.19
	Including	275.25	275.95	0.7	0.5	820	32.00
	Terronera	321.70	325.15	3.4	2.5	89	1.69
	Terronera Composite	322.50	324.40	1.9	1.4	156	2.95
	Including	324.00	324.40	0.4	0.3	219	3.97
TR19-8	Terronera	371.35	377.15	5.8	3.8	16	0.08
	Terronera Composite	375.15	376.85	1.7	1.1	32	0.06
	Including	375.15	375.55	0.4	0.3	72	0.11
TR19-9	Terronera	407.50	409.15	1.6	1.0	8	0.04
	Including	407.50	408.15	0.6	0.4	15	0.07

Note: HW = hanging wall, FW = footwall,
FWTRV = footwall Terronera Vein
HWTRV1 = hanging wall Terronera Vein 1.

P&E Mining Consultants Inc.	Page 80 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

P&E Mining Consultants Inc.	Page 81 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

10.9.2      La Luz

In 2018, Endeavour Silver engaged Knight Piésold Ltd. (KP) to provide geomechanical and hydrogeological support for the proposed underground mine at the La Luz Vein of the Terronera Project.

The investigation program consists of geomechanical drill holes with core orientation and detailed geomechanical logging, a hydrogeological packer testing at approximately 30 m intervals, and a nested vibrating wire piezometer installation.

Two drill holes completed by the end of the year, totalling 405 m. It is still pending to complete one more drill hole in early 2019.

The results of this work are still in process.

10.10   2019 DRILLING PROGRAM

For 2019, a small US$200,000 drilling program has been planned to continue defining targets on the Terronera Property, focused in the Real Alto area, where more than 12 veins have been identified to date, with no known history of modern exploration. The ultimate objective is to define drilling targets with potential to contain economical mineralization in the area.

Regional Exploration focused on property investigation in a radius of 50 km around the Terronera Project, looking for growth opportunities for Endeavour Silver.

P&E Mining Consultants Inc.	Page 82 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

11.0    SAMPLE PREPARATION, ANALYSIS AND SECURITY

Prior to 2014, drill core samples were taken by lithological and geological markers and zones with different drill recoveries were mixed. In this way, if a zone with lower core recovery had a higher grade and was mixed with a lower grade zone with higher core recovery, the overall value of the sample would be diluted and not representative of the Ag and Au grades of the vein. Likewise, the reverse could be true and a low-grade vein could be given a higher value due to core recovery issues.

Since September, 2014 sampling has coincided with core recovery. In this way, losses of drill core are considered at the sample level. This ensures that values in areas with low drill core recovery do not artificially affect (either positively or negatively) the gold and silver values of the zone. This Project has core recovery issues in certain locations. This procedure was implemented in the newest round of drilling from September, 2014 onwards.

Endeavour Silver established the following procedures for sample preparation, analyses, and security at the Terronera Project from 2012 to the present.

Drilling is subject to daily scrutiny and coordination by Endeavour Silver’s geologists. On the drill site, the full drill core boxes are collected daily and brought to the core storage building where the core is laid out, measured, logged for geotechnical and geological data, and marked for sampling.

Depending on the competency of the core, it is either cut in half with a diamond bladed saw or split with a pneumatic core splitter.

The core storage facilities at Terronera have been moved from the town of San Sebastian to a permanent structure located at the town of Santiago de Los Pinos on the Property that is more secluded and well protected.

All of Endeavour Silver’s samples of rock and drill core are bagged and tagged at the Terronera Project warehouse and shipped to the ALS-Chemex (ALS) preparation facility in Guadalajara, Mexico. After preparation, the samples are shipped to the ALS laboratory in Vancouver, Canada, for analysis.

Upon arrival at the ALS preparation facility, all of the samples are logged into the laboratory’s tracking system (LOG-22). Then the entire sample is weighed, dried if necessary, and fine crushed to better than 70% passing 2 mm (-10 mesh). The sample is then split through a riffle splitter and a 250 g sub-sample is taken and pulverized to 85% passing 75 microns (-200 mesh). The analytical procedure for the gold mineralization is fire assay followed by an atomic adsorption (AA) analysis. A 30 g nominal pulp sample weight is used. The detection range for the gold assay is 0.005 to 10 ppm.

The analytical procedure for the silver mineralization is an aqua regia digestion followed by an ICP-AES analysis. The detection range for the silver assay is 0.2 ppm to 100 ppm.

These analytical methods are optimized for low detection limits. The analytical procedure for high-grade gold and silver mineralization is fire assay followed by a gravimetric finish. A 30 g nominal pulp sample weight is used. The detection ranges are 0.5 to 1,000 ppm for the gold assay and 5 to 10,000 ppm for the silver assay.

P&E Mining Consultants Inc.	Page 83 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

ALS Minerals (ALS) has developed and implemented at each of its locations a Quality Management System (QMS) designed to ensure the production of consistently reliable data. The system covers all laboratory activities and takes into consideration the requirements of ISO standards.

The QMS operates under global and regional Quality Control (QC) teams responsible for the execution and monitoring of the Quality Assurance (QA) and Quality Control programs in each department, on a regular basis. Audited both internally and by outside parties, these programs include, but are not limited to, proficiency testing of a variety of parameters, ensuring that all key methods have standard operating procedures (SOPs) that are in place and being followed properly, and ensuring that quality control standards are producing consistent results.

ALS maintains ISO registrations and accreditations. ISO registration and accreditation provides independent verification that a QMS is in operation at the location in question. ALS has developed and implemented strategically designed processes and a global quality management system that meets all requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures.

11.1    QUALITY ASSURANCE/QUALITY CONTROL PROGRAM

A QA/QC program of blanks, duplicates, reference standards and check assays has been instituted by Endeavour Silver to monitor the integrity of assay results. Drilling on the Terronera Project included a QA/QC program.

For each batch of approximately 20 samples, control samples are inserted into the sample stream. Each batch of 20 samples includes one blank, one duplicate and one standard reference control sample. Check assaying is also conducted on the samples at a frequency of approximately 5%. Discrepancies and inconsistencies in the blank and duplicate data are resolved by re-assaying either the pulp or reject or both.

A total of 3,007 samples, including control samples, were submitted during Endeavour Silver’s surface drilling program at Terronera from March 2018 through August 2018, as shown in Table 11.1.

A total of 148 pulps were also submitted for check assaying.

P&E Mining Consultants Inc.	Page 84 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 11.1 SUMMARY OF CONTROL SAMPLES USED FOR THE 2018 SURFACE EXPLORATION PROGRAM
Control Sample	No. of Samples	% of Samples
Standards (CRM)	150	5.0%
Duplicates	139	4.6%
Blanks	154	5.1%
Normal	2,564	85.3%
Total	3,007	100.0%
Check Assays	148	4.9%

Endeavour Silver’s sampling process, including handling of samples, preparation and analysis, is shown in Figure 11.1.

P&E Mining Consultants Inc.	Page 85 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

11.2    PERFORMANCE OF CERTIFIED REFERENCE MATERIALS

Endeavour Silver uses commercial certified reference material (“CRM” or “standards”) to monitor the accuracy of the laboratory. The CRM’s were purchased from an internationally-recognized company, CDN Resource Laboratories Ltd., of Langley, B.C., Canada. Each CRM sample was prepared by the vendor at its own laboratories and shipped directly to Endeavour Silver along with a certificate of analysis for each standard purchased

In 2018, a total of 150 CRM samples were submitted at an average frequency of 1 for each batch of 20 samples. The standard reference samples were ticketed with pre-assigned numbers to avoid inadvertently using numbers that were being used during logging.

Three different standards were submitted and analyzed for gold and silver as summarized in Table 11.2.

TABLE 11.2 SUMMARY OF THE REFERENCE STANDARD MATERIAL SAMPLES USED DURING THE TERRONERA SURFACE DIAMOND DRILLING PROGRAM
Endeavour Silver Reference No.	CDN Reference No.	Reference Source	Control Limits
			Certified Mean Value Au (g/t)	Certified Mean Value Ag (g/t)	Re- calculated Mean Value Au (g/t)	Re- calculated Mean Value Ag (g/t)
EDR-41	CDN-GS-2Q	CDN Resource Lab	2.37	73	2.43	74.92
EDR-44	CDN-ME- 1407	CDN Resource Lab	2.12	245	2.14	240.81

Endeavour Silver was originally monitoring the standards by utilizing the certified mean and standard deviation values resulting from the round robin assaying undertaken during the certification process for each of the CRMs. In 2013, Endeavour Silver decided to modify the protocol for monitoring the standards by utilizing the available ALS laboratory data to improve the control limits for the CRMs.

For each of the three standards used with greater than 25 sample results from the primary lab (ALS) they recalibrated the mean and standard deviation using available data. This is an acceptable practice implemented by some Companies to strengthen the control limits (CL) utilized in an ongoing QC program, with a larger dataset being more reliable than the smaller number of round robin results used to calculate certified values.

P&E Mining Consultants Inc.	Page 86 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

For graphical analysis, results for the standards were scrutinized relative to the mean or control limit (CL), and a lower control limit (LL) and an upper control limit (UL), as shown in Table 11.3.

TABLE 11.3 PERFORMANCE LIMITS FOR STANDARDS USED AT THE TERRONERA PROJECT
Limit	Value
UL (upper control limit)	Plus 2 standard deviations from the mean
CL (control limit)	Recommended or calculated value (mean) of standard reference material)
LL (lower control limit)	Minus 2 standard deviations from the mean

Endeavour Silver’s general rules for the Standard Samples and the required actions are described in Table 11.4.

TABLE 11.4 COMPANY PROTOCOL FOR MONITORING STANDARD PERFORMANCE
Standard Assay Value	Status	Mineralized Zone	Action
< 2 SD	Acceptable	N/A	No action required
< 2 - 3 SD from CL (single result; not consecutive)	Acceptable	N/A	No action required
< 2 - 3 SD (Two or more consecutive Samples)	Warning	Yes	Re-analyse samples
		No	No action required
> 3 SD (single result; not consecutive)	Warning	Yes	Re-analyse samples
		No	No action required
> 3 SD (consecutive samples)	Failure	N/A	Re-analyse samples

Note: SD = Standard Deviation
NA = Not Applicable

Results of each standard are reviewed separately. Table 11.5 summarizes the analysis of the behaviour of these materials and the taken actions.

Exception for the cases mentioned in Table 11.5, most values for gold and silver were found to be within the control limits, and the results are considered satisfactory. The mean of the ALS assays agrees well with the mean value of the standard.

P&E Mining Consultants Inc.	Page 87 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 11.5 SUMMARY OF ANALYSIS OF REFERENCE STANDARDS
Reference Standard	Element	Observations	Comments
EDR-41	Au	One sample (SDH26477) between plus two to three standard deviations from CL, not consecutive.	No action required
		One sample (SDH26596) greater than 3 standard deviations, not consecutive, mineralized zone.	Batch Re-Assayed
	Ag	One sample (SDH27365) between plus two to three standard deviations, not consecutive.	No action required
EDR-44	Au	Within established limits.	No action required
	Ag	Two samples (SDH24970 & SDH26930) between plus two to three standard deviations, not consecutive.	No action required

Graphs of the results for each of the CRM’s are presented in Figure 11.2 through Figure 11.5. The green line represents the mean and the red lines represent +/-2 standard deviations from the mean.

P&E Mining Consultants Inc.	Page 88 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

FIGURE 11.2 CONTROL CHART FOR GOLD ASSAYS FROM THE CRM SAMPLE EDR-41

Terronera 2018 EDR41 Au
Au g/t
2.79
Mean CL: 2.43
2.08

FIGURE 11.3 CONTROL CHART FOR SILVER ASSAYS FROM THE CRM SAMPLE EDR-41

Terronera 2018 EDR41 Ag
Ag g/t
80.79
Mean CL: 74.92
69.05

P&E Mining Consultants Inc.	Page 89 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

FIGURE 11.4 CONTROL CHART FOR GOLD ASSAYS FROM THE CRM SAMPLE EDR-44

Terronera 2018 EDR44 Au
Au g/t
2.50
2.40
2.30
2.20
2.10
2.00
1.90
1.80
2.40
Mean CL: 2.14
1.89
SDH24739
SDH24826
SDH24910
SDH24970
SDH25090
SDH25166
SDH25253
SDH25552
SDH25589
SDH25706
SDH25818
SDH25890
SDH25950
SDH25982
SDH26111
SDH26232
SDH26366
SDH26459
SDH26520
SDH26581
SDH26652
SDH26723
SDH26833
SDH26909
SDH27005
SDH27088
SDH27125
SDH27165
SDH27223
SDH27330
SDH27452
SDH27548
SDH27612
SDH29054
SDH29155

FIGURE 11.5 CONTROL CHART FOR SILVER ASSAYS FROM THE CRM SAMPLE EDR-44

Terronera 2018 EDR44 Ag
Ag g/t
252
250
248
246
244
242
240
238
236
234
232
230
250.37
Mean CL: 240.81
231.26
SDH24739
SDH24826
SDH24910
SDH24970
SDH25090
SDH25166
SDH25253
SDH25552
SDH25589
SDH25706
SDH25818
SDH25890
SDH25950
SDH25982
SDH26111
SDH26232
SDH26366
SDH26459
SDH26520
SDH26581
SDH26652
SDH26723
SDH26833
SDH26909
SDH27005
SDH27088
SDH27125
SDH27165
SDH27223
SDH27330
SDH27452
SDH27548
SDH27612
SDH29054
SDH29155

P&E Mining Consultants Inc.	Page 90 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

11.2.1    Re-Assays

A batch of 12 samples was re-analyzed at ALS due to an EDR-41 standard sample (SDH26596) greater than 3 standard deviations from the CL, within a mineralized zone.

Table 11.6 lists the original vs. re-assayed values of the re-analyzed batch from hole TR15-7 and Figure 11.6 demonstrates a scatter diagram of the original versus re-analyzed results for gold.

Table 11.6 shows similar results between the original and re-assayed samples and the scatter diagram (Figure 11.6) demonstrates a high correlation coefficient (0.98), indicating that the original results are reliable.

TABLE 11.6 COMPARATIVE TABLE OF ORIGINAL VS. RE-ASSAY VALUES FOR DRILL HOLE TR15-7
Sample	ALS Au (g/t)	ALS Ag (g/t)	Re-assay ALS Au (g/t)	Re-assay ALS Ag (g/t)	Control Sample
SDH26591	0.12	1.7	0.12	1.7
SDH26592	<0.005	<0.2	<0.005	<0.2
SDH26593	0.14	6.0	0.19	6.4
SDH26594	<0.005	16.1	0.27	16.5
SDH26595	0.15	3.5	0.22	3.4
SDH26596	1.79	74.5	2.35	72.4	EDR-41
SDH26597	0.04	10.9	0.29	11.3
SDH26598	0.07	1.7	0.11	1.7
SDH26599	0.04	1.1	0.07	1.4
SDH26600	0.01	0.8	0.01	0.7
SDH26601	0.01	0.9	0.01	0.8
SDH26602	0.19	71.0	0.20	66.3

P&E Mining Consultants Inc.	Page 91 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

11.3    DUPLICATE SAMPLES

Crushed field duplicate samples were used to monitor the potential mixing up of samples and precision of the data. Duplicate core samples were prepared by Endeavour Silver personnel at the core storage facility at the Terronera Project.

Preparation involved the random selection of a sample interval to be duplicated and, at the time of sampling, this interval was sawn in half using a saw or manual cutter. One half of this interval was then selected for sampling and was crushed manually with the use of a hammer. The crushed sample was then mixed and divided by hand into two samples.

The original and duplicate samples were tagged with consecutive sample numbers and sent to the laboratory as separate samples. Duplicate samples were collected at a rate of 1 in 20 samples.

A total of 139 duplicate samples were taken, representing 4.6% of the total samples.

For the duplicate samples, graphical analysis shows good correlation coefficient for gold (>0.88) and excellent correlation coefficient for silver (>0.99) . The results of the duplicate sampling are shown graphically in Figure 11.7 and Figure 11.8.

P&E Mining Consultants Inc.	Page 92 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

FIGURE 11.7 PERFORMANCE OF CRUSHED FIELD DUPLICATES FOR GOLD

Terronera 2018 Duplicate Au
y = 0.9593x + 0.0075
R² = 0.8868
Dup Au g/t
8.78
6.78
4.78
2.78
0.78
-1.22
0.01
2.01
4.01
6.01
8.01
Au g/t

FIGURE 11.8 PERFORMANCE OF CRUSHED FIELD DUPLICATES FOR SILVER

Terronera 2018 Duplicate Ag
y = 1.0988x - 4.288
R² = 0.9971
Dup Ag g/t
6929
5929
4929
3929
2929
1929
929
-71
0
1000
2000
3000
4000
5000
6000
Ag g/t

P&E Mining Consultants Inc.	Page 93 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

11.4    PERFORMANCE OF BLANK MATERIAL

Blank samples were inserted to monitor possible contamination during the preparation process and analysis of the samples in the laboratory. The blank material used for Endeavour Silver’s drilling program at the Terronera Project come from a non-mineralized rhyolite quarry located on the road from the town of La Estancia to the town of Santiago de Los Pinos. The results of previous sampling show that the values are below the detection limit (<0.005 ppm Au and <0.2 ppm Ag) and thus adequate to be used in the exploration programs. Blank samples are inserted randomly into the sample batch and given unique sample numbers in sequence with the other samples before being shipped to the laboratory.

Blank samples were inserted at an average rate of approximately 1 in 20 samples, with a total of 154 blank samples (5.1%) submitted.

The tolerance limit for the blank samples is 10 times the lower detection limit for the corresponding assay method (gold=0.05 ppm and silver = 2 ppm).

Results for the blank samples are presented in Figure 11.9 and Figure 11.10.

P&E Mining Consultants Inc.	Page 94 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

FIGURE 11.9 CONTROL CHART FOR GOLD BLANK SAMPLES

Terronera 2018 Blank Au
Au g/t
0.06
0.05
0.04
0.03
0.02
0.01
0.00
-0.01
0.05
Mean CL: 0.03
SDH24724
SDH24822
SDH24905
SDH25012
SDH25108
SDH25203
SDH25504
SDH25605
SDH25697
SDH25800
SDH25885
SDH25989
SDH26101
SDH26192
SDH26285
SDH26393
SDH26483
SDH26568
SDH26667
SDH26735
SDH26846
SDH26944
SDH27055
SDH27155
SDH27265
SDH27378
SDH27470
SDH27583
SDH29062
SDH29149
SDH29237

FIGURE 11.10 CONTROL CHART FOR SILVER BLANK SAMPLES

Terronera 2018 Blank Ag
Individuals: Ag g/t
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
-1.00
2.00
Mean CL: 1.00
0.00
SDH24724
SDH24822
SDH24905
SDH25012
SDH25108
SDH25203
SDH25504
SDH25605
SDH25697
SDH25800
SDH25885
SDH25989
SDH26101
SDH26192
SDH26285
SDH26393
SDH26483
SDH26568
SDH26667
SDH26735
SDH26846
SDH26944
SDH27055
SDH27155
SDH27265
SDH27378
SDH27470
SDH27583
SDH29062
SDH29149
SDH29237

P&E Mining Consultants Inc.	Page 95 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

11.4.1    Re-Assays

For gold, no blank samples returned values above the detection limit and for silver only two samples (SDH25172 & SDH25546) were outside the tolerance limit. Two batches, totalling 42 samples, were re-analyzed and the results of the original vs. the re-assays show a high correlation coefficient (>0.99) which indicates that the original values are acceptable.

The scatter diagram of silver is shown in Figure 11.11 and Table 11.7 show the original vs. re-assays values of the re-analysed batches (Holes TR11-4 and TR11-8).

Due to only two samples being outside the recommended value and the results of the reanalysis being positive, it is considered that the assay results for the drilling programs are free of any significant contamination.

P&E Mining Consultants Inc.	Page 96 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 11.7 COMPARATIVE TABLE OF ORIGINAL VS. RE-ASSAY VALUES FOR DRILL HOLES TR11-4 AND TR11-8
Sample Number	ALS Au (g/t)	ALS Ag (g/t)	Re-assay ALS Au (g/t)	Re-assay ALS Ag (g/t)	Control Sample
SDH25155	1.62	1,615	1.79	1,605
SDH25156	1.62	1,945	1.70	1,935
SDH25157	1.77	6,660	3.23	6,650
SDH25158	1.51	7,300	3.07	7,330
SDH25159	2.21	2,300	2.19	2,320
SDH25160	0.12	153	0.13	157
SDH25161	0.06	92	0.06	79
SDH25162	0.21	162	0.23	167
SDH25163	1.75	1,600	1.74	1,575
SDH25164	1.27	1,170	1.29	1,165
SDH25165	0.59	527	0.58	524
SDH25167	2.30	1,830	2.44	1,810
SDH25168	0.02	15	0.03	14
SDH25169	1.31	1,780	1.34	1,730
SDH25170	0.50	275	0.49	262
SDH25171	0.54	701	0.56	700
SDH25172	<0.005	6	<0.005	4	BLANK
SDH25173	0.06	35	0.06	30
SDH25174	0.02	10	0.02	9
SDH25175	0.04	15	0.04	12
SDH25176	0.05	13	0.05	12
SDH25177	0.04	9	0.05	9
SDH25178	<0.005	<0.2	<0.005	<0.2
SDH25179	0.03	15	0.03	8
SDH25180	0.04	16	0.04	17
SDH25181	0.02	14	0.03	13
SDH25182	0.08	57	0.08	58
SDH25183	0.08	59	0.07	46
SDH25184	0.03	3	0.03	3
SDH25539	0.27	112	0.25	117
SDH25540	3.55	725	3.54	693
SDH25541	6.33	1,140	5.93	1,055
SDH25542	4.88	4,090	4.66	3,700
SDH25543	0.30	94	0.17	74

P&E Mining Consultants Inc.	Page 97 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 11.7 COMPARATIVE TABLE OF ORIGINAL VS. RE-ASSAY VALUES FOR DRILL HOLES TR11-4 AND TR11-8
Sample Number	ALS Au (g/t)	ALS Ag (g/t)	Re-assay ALS Au (g/t)	Re-assay ALS Ag (g/t)	Control Sample
SDH25544	0.10	24	0.07	22
SDH25545	3.18	1,130	3.87	999
SDH25546	0.01	2	<0.005	1	BLANK
SDH25547	7.12	3,140	6.22	3,140
SDH25548	11.20	2,940	9.60	3,000
SDH25549	3.38	1,220	2.81	1,040
SDH25550	5.69	3,760	4.86	3,340
SDH25551	4.64	2,290	4.22	2,100

11.5    CHECK ASSAYS

Endeavour Silver routinely conducts check analyses at a secondary laboratory to evaluate the accuracy of the primary laboratory.

Random pulps were selected from original core samples and sent to a second laboratory to verify the original assays and monitor any possible deviation due to sample handling and laboratory procedures.

For 2018 Endeavour Silver used the SGS de México (SGS) laboratory in Durango, Mexico, for check analyses.

A total of 148 pulps were sent to the third-party laboratory (SGS) for check analysis equating to approximately 4.9% of the total samples taken during the drilling program.

Correlation coefficients are high, at >0.95 for both gold and silver, showing excellent overall agreement between the original ALS Minerals assay and the SGS check assay.

The results of the check sampling program are shown by way of scatter diagrams in Figure 11.12 and Figure 11.13.

P&E Mining Consultants Inc.	Page 98 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

FIGURE 11.12 PERFORMANCE OF SGS CHECK ASSAYS FOR GOLD

Terronera 2018 Cross Check Au
y = 0.937x + 0.0049
R² = 0.9555
SGS_Au_ppm
ALS_Au g/t
11.19
9.19
7.19
5.19
3.19
1.19
-0.81
0.01
2.01
4.01
6.01
8.01
10.01

FIGURE 11.13 PERFORMANCE OF SGS CHECK ASSAYS FOR SILVER

Terronera 2018 Cross Check Ag
y = 1.0454x - 13.309
R² = 0.9968
SGS_Ag_ppm
ALS_Ag g/t
9873
7873
5873
3873
1873
-127
0
2000
4000
6000
8000

P&E Mining Consultants Inc.	Page 99 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

12.0    DATA VERIFICATION

12.1    DATABASE VERIFICATION

P&E conducted verification of the drill hole assay database by comparison of the database entries with the assay certificates, which were sent to P&E in digital format directly from the ALS.

Assay data from June 2016 through August 2018 were verified for the Terronera Project. For the La Luz Deposit, 97.5% (1,435 out of 1,472) of the constrained drilling assay data were checked for both Au and Ag, against the ALS laboratory certificates. No errors were identified in the database. For the Terronera Deposit, 97.4% (3,128 out of 3,213) of the constrained drilling assay data for the holes drilled since 2016 were checked for both Au and Ag, against the ALS laboratory certificates. No errors were identified in the database.

12.2    P&E CURRENT SITE VISITS AND INDEPENDENT SAMPLING

The Terronera Project site was most recently visited by Mr. David Burga, P.Geo., on January 8th and 9th, and October 16th and 17th, 2018 for the purposes of completing due diligence sampling. During the site visit, Mr. Burga viewed access to the Property, drill hole collar locations, geology and topography, as well as took several GPS readings to confirm the location of the baseline grid intersections and locate several drill hole collars.

For the January, 2018 trip, Mr. Burga collected twelve core samples from 10 drill holes from the La Luz Vein area, and three core samples from two drill holes from the Terronera Vein area. For the October, 2018 trip, Mr. Burga collected 10 core samples from nine drill holes from the Terronera Vein area.

Drill core is stored at a company warehouse on the site where verification samples were collected by cutting the split core for each sample interval selected by Mr. Burga. One half of the resulting ¼ core sample was placed into a plastic bag into which the blank sample tag was placed. The remaining 1/4-core was returned to the core box. The samples were bagged and taken directly by Mr. Burga to a DHL courier office in Puerto Vallarta for shipping to ALS in Hermosillo, Mexico, where they were received and weighed before being sent to ALS in North Vancouver for sample preparation and analysis.

Samples at ALS were analyzed for gold by fire assay with AAS finish and for silver by aqua regia digestion with an ICP-AES finish. Silver samples returning assay values greater than 100 g/t Ag were further analyzed by fire assay with gravimetric finish. All samples were analyzed at ALS to determine the bulk density.

ALS has developed and implemented strategically designed processes and a global quality management system that meets all requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures.

P&E Mining Consultants Inc.	Page 100 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

The ALS quality program includes quality control steps through sample preparation and analysis, inter-laboratory test programs, and regular internal audits. It is an integral part of day-to-day activities, involves all levels of ALS staff and is monitored at top management levels.

Results of the January, 2018 Property site visit verification samples for gold and silver are presented in Figures 12.1 through 12.4. Results from the October, 2018 Property site visit verification samples for gold and silver are presented in Figures 12.5 and 12.6.

P&E Mining Consultants Inc.	Page 101 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

FIGURE 12.2 RESULTS OF LA LUZ VERIFICATION SAMPLING FOR SILVER BY P&E – JANUARY 2018

450
400
350
300
250
200
150
100
50
0
Ag (ppm)
E5161423
E5161424
E5161425
E5161426
E5161427
E5161428
E5161429
E5161430
E5161431
E5161432
E5161433
E5161437
Sample Number
Endeavour
P&E

FIGURE 12.3 RESULTS OF TERRONERA VERIFICATION SAMPLING FOR GOLD BY P&E – JANUARY 2018

8
7
6
5
4
3
2
1
0
Au (ppm)
E5161434
E5161435
E5161436
Sample Number
Endeavour
P&E

P&E Mining Consultants Inc.	Page 102 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

FIGURE 12.4 RESULTS OF TERRONERA VERIFICATION SAMPLING FOR SILVER BY P&E – JANUARY 2018

450
400
350
300
250
200
150
100
50
0
Ag (ppm)
E5161434
E5161435
E5161436
Sample Number
Endeavour
P&E

FIGURE 12.5 RESULTS OF TERRONERA VERIFICATION SAMPLING FOR GOLD BY P&E – OCTOBER 2018

14
12
10
8
6
4
2
0
Au (ppm)
E662001
E662002
E662003
E662004
E662005
E662006
E662007
E662008
E662009
E662010
Sample Number
Endeavour
P&E

P&E Mining Consultants Inc.	Page 103 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

P&E considers there to be good correlation between the majority of P&E’s independent verification samples analyzed by ALS and the original analyses in the Terronera and La Luz database. Grade variation is evident in some samples, however, the authors consider the due diligence results to be acceptable.

Based upon the evaluation of the QA/QC program undertaken by Endeavour Silver and P&E’s due diligence sampling, it is P&E’s opinion that the results are acceptable for use in the current Mineral Resource Estimate.

P&E Mining Consultants Inc.	Page 104 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

13.0    MINERAL PROCESSING AND METALLURGICAL TESTING

ALS Metallurgy conducted locked and open cycle flotation testing for the Terronera Project at its metallurgical testing facility in Kamloops, B.C. The primary objectives of the test program were to enhance the levels of precious metal recovery and improve final concentrate grade.

The open cycle flotation data developed by ALS indicate that at a relatively coarse primary grind size, a medium grade gold and silver bearing second cleaner concentrate may be produced. The process flow sheet includes a two stage crushing circuit followed by closed circuit grinding to achieve a flotation feed grind size of 80% passing 150 mesh (100 microns). Flash flotation inclusion in the grinding circuit improves the levels of recovery. A regrind circuit provides improved liberation of precious metals mineralization and higher final concentrate grade.

The following processing steps are recommended for Terronera:

  Coarse ore storage yard (12,000 tonnes storage capacity).
  Stock pile (2,000 tonnes capacity).
  Crushing plant (two stage - closed circuit - 1,500 tpd capacity).
  Fine ore storage storage (1,500 tonnes capacity).
  Primary grinding (1,500 tpd capacity).
  Flotation (1,500 tpd capacity).
  Flash flotation.
  Rougher and scavenger.
  Two-stage cleaning.
  Final concentrate sedimentation and filtration (1,500 tpd capacity).
  Final concentrate storage and shipping (1,500 tpd capacity).
  Tailings sedimentation (1,500 tpd capacity).
  Reclaimed and fresh water systems.
  Dry tailings filter plant.
  Dry stack tailings storage facility (TSF).

13.1    BASE CASE FLOTATION COMPARISON

Inclusion of Flash flotation technology allowed for enhanced precious metal recovery for Terronera. The precious metal recoveries outlined in Table 13.1 are based on metallurgical data developed by ALS. The metallurgical testing was conducted on an average grade Master Composite 1 deemed representative of Terronera Vein material.

It is estimated that 80.4% gold and 84.6% silver recoveries will be achieved in the beneficiation plant at Terronera. These levels of recovery are approximately 2% lower for both gold and silver when compared to the levels of recovery obtained by ALS. A lower precious metal recovery was applied to consider industrial size equipment and other factors including the following:

  Bench scale flotation test results used in the grind size versus recovery evaluation were developed using open cycle flotation testing.
P&E Mining Consultants Inc.	Page 105 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

  The Master Composite 1 used in the metallurgical evaluation was higher in grade than the average grade of the deposit at Terronera.

  A single flotation test (KM5462-07) was conducted in open cycle to simulate the process conditions that provided the best levels of precious metal recovery.

Table 13.1 provides a comparison between conventional flotation test results and the calculated overall levels of recovery.

TABLE 13.1 COMPARISON OF PROCESSING OPTIONS
Processing Option	Overall Estimated Recovery (%)
	Au	Ag
Flash Flotation with Regrind Circuit	80.38	84.55
Conventional Flotation No Regrind	67.50	80.70

A significant improvement in precious metal recovery was realized with flash flotation and regrind circuits when compared to the conventional base case without regrind.

Overall precious metal recoveries and concentrate grade were estimated based on steady state mass balance calculations. Assumptions made in this evaluation are outlined below:

  2% lower gold and silver recoveries. The recoveries shown in Table 13.1 have had this discount applied.

  The average estimated grade used for mass balance purposes was 1.90 g/t Au and 205 g/t Ag.

  Approximately the same level of precious metal recovery is expected in the concentrator for materials processed from Terronera and La Luz deposits.

  Recycle streams were considered for final concentrate grade estimation.

The calculated final concentrate grade was 6,966 g/t Ag and 61.34 g/t Au.

The recommended flow sheet provides an improved level of precious metal recovery and lower capital and operating costs as follows:

  A two-stage crushing circuit.
  A coarser primary grind size of 100 microns.
  Higher flotation recovery using Flash flotation.
  Improved final concentrate grade with a regrind circuit.
P&E Mining Consultants Inc.	Page 106 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

13.2    FLASH FLOTATION WITH REGRIND CIRCUIT

The following comments are provided with regard to the metallurgical data developed by ALS and shown in Table 13.2:

  A single open cycle test was conducted in open cycle simulating a 100 micron primary grind size.
  Approximately 50 and 60% Au and Ag recoveries respectively are obtained in the Flash flotation stage.
  Overall recovery is the sum of the precious metal reporting to the final products in the Flash and second cleaner flotation concentrates.
TABLE 13.2 METALLURGICAL DATA DEVELOPED BY ALS
Metallurgical Product	Weight (%)	Distribution (%)		Assay (g/t)
		Au	Ag	Au	Ag
Flash + Cleaner concentrates	2.3	82.30	86.60	76.20	12,813
Cleaner tail	3.30	2.90	4.10	1.83	420
Rougher tail	94.40	14.80	9.30	0.33	33
Calculated head	100.00	100.00	100.00	2.10	336

The following should be noted with regard to the metallurgical data tabulated above:

  The overall gold recovery was 82.3%.
  The overall silver recovery was 86.6%.
  The Flash and cleaner concentrates combined represent approximately 2.3% of the original feed to flotation.

Trace elements detected in the ICP scan conducted in the final concentrate product indicate that deleterious elements identified include arsenic (As), cadmium (Cd), chromium (Cr), mercury (Hg) and Antimony (Sb). The analytical data indicate that one of the most abundant elements is iron. The sulphur flotation mass balance calculations provide indications that a significant portion of the sulphur is present as sulphide. These findings are corroborated by the mineralogical examination of the flotation tailings sample and the flotation tests results which indicate the presence of pyrite.

13.3    METALLURGICAL STUDY

Over the last four years, metallurgical testing has been conducted at several metallurgical laboratories for development of the data in support of various levels of studies of the Terronera Project. The main objectives of these studies were to assess the impact of precious metal grade and grind size upon flotation recovery. In addition, the characteristics of the flotation concentrate produced were evaluated with respect to precious metal and impurities content. Additional studies included as part of the metallurgical investigation are outlined below:

P&E Mining Consultants Inc.	Page 107 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

  Comminution Study.
  Solid – Liquid Separation Study.
  High Pressure Grinding Rolls (“HPGR”) testing.
  Mineralogical Examination (Quemscan & petrographic analysis).

In addition to the above listed evaluations the samples under study were analyzed by ICP (Inductively Coupled Plasma) scan and metallic gold as well as silver and cyanide soluble gold / silver.

13.4    METALLURGICAL TESTING

The metallurgical test program included comprehensive evaluation of the flotation parameters for one composite representing an average grade of the deposit as well as of three composite samples representing low, medium and high-grade materials identified in the deposit. Each composite sample was subjected to rougher flotation testing at three different grind sizes including 80% passing 150, 200 and 270 mesh (Tyler). Precious metals and metal sulfides mineralization flotation characteristics were evaluated to develop the levels of gold and silver recoveries that could be achieved at different grinds.

13.4.1      Sample Characterization

A number of composite samples were evaluated for a metallurgical response to a flotation process. An additional sample was submitted for comminution and abrasion testing. The samples identification is as follows:

  TR2015 – 1                                 AVERAGE GRADE
  TR2016 – 03                               LOW GRADE
  TR2016 – 01                               MEDIUM GRADE
  TR2016 – 02                               HIGH GRADE
  TERRONERA                            COMMINUTION TESTING

The analytical data developed on the Terronera composite average grade sample are outlined in Table 13.3.

P&E Mining Consultants Inc.	Page 108 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 13.3 HEAD ANALYSES OF COMPOSITE SAMPLE TR2015-1
Element (units)	Assay
Gold (g/t Au)	1.124
Silver (g/t Ag)	225.0
Cyanide solution gold (g/t Au)	0.92
Cyanide solution silver (g/t Ag)	201.0
Iron (mg/kg Fe)	9440
Mercury (mg/kg Hg)	0.11
Sulphide (S%)	0.23
Sulphate (S%)	0.16
Total sulphur (S%)	0.39

The feed grade was 1.12 g/t Au and 225 g/t Ag. Approximately 81.9% of the gold and 89.3% of the silver present in the sample was cyanide soluble. The total sulphur assayed 0.39% with slightly more than half of the total coming from sulphide sulphur.

13.4.2      Base Case: Second Cleaner Concentrate Flotation

It is estimated that the second cleaner concentrate will contain approximately 68% of the gold and 80% of the silver contained in the feed to flotation as shown in Table 13.4 Base Case Flow Sheet.

TABLE 13.4 BASE CASE FLOW SHEET
Metallurgical Product	Weight (%)	Distribution (%)		Assay (g/t)
		Au	Ag	Au	Ag
Cleaner concentrate	1.50	67.50	80.70	54.90	14,625
Cleaner Scavenger tail	2.30	8.30	7.10	4.36	837
Rougher tail	96.20	24.20	12.20	0.30	34
Combined final tail	98.50	32.50	19.30	0.40	53
Calculated head	100.00	100.00	100.00	1.19	267

Approximately 20 kg of each of the three samples (representing various grades) were procured for evaluation. The samples were labeled TR2016-01 (Mid Grade), TR2016-02 (High Grade), and TR2016-03 (Low Grade). The material was crushed to P100 passing 6 mesh, blended, and split into 1 kg charges. A representative sample was pulverized and submitted for head analyses. The results are shown in Table 13.5.

P&E Mining Consultants Inc.	Page 109 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 13.5 SAMPLES CHARACTERIZATION AND HEAD ASSAY, FIRE ASSAY, AND WHOLE ROCK ANALYSIS (%)
Ore Grade	Sample	Head Assays
		Au (g/t)	Ag (g/t)	SiO2 (%)	CaO (%)	Fe2O3 (%)	Total S (%)	Sulfide (%)
Low (LG)	TR2016-03	0.967	115.7	89.2	4.6	1.08	0.45	0.18
Medium (MG)	TR2016-01	2.014	241.4	84.8	5.6	1.13	0.24	0.05
High (HG)	TR2016-02	3.734	881.3	92	1.13	1.49	0.99	0.57

The composite samples provided by Endeavour Silver are deemed representative of materials with various precious metal grades present at Terronera:

  The whole rock analyses showed some variability.
  The low and medium grade composites showed lower quartz contents when compared to the high-grade composite.
  Differences are observed in the calcium oxide and sulphide contents as well.
  Iron content is higher in the high-grade composite.
  Higher levels of iron and sulphide provide an indication of presence of pyrite in the high-grade composite.

13.5    MINERALOGY

The analytical and mineralogical data indicate that the rock matrix is comprised mainly of quartz. The vein material tested had a specific gravity of 2.65. This correlates well with the mineralogy results.

13.6    COMMINUTION TESTING

A Bond Ball Mill Work Index (“BWi”) was determined for four samples from various areas of the deposit for variability testing. The samples were designated as 501, 502, 503 and 504. Each sample was tested at a closed size of 100 mesh. In addition, the Bond Ball mill work index was determined for the original composite TR 2015-1 sample at a closed size of 100 and 200 mesh. The BWi results are summarized in Table 13.6.

P&E Mining Consultants Inc.	Page 110 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 13.6 BOND BALL MILL WORK INDEX TEST RESULTS
Sample	BWi @100 mesh (kWh/t)
501	15.82
502	16.98
503	16.73
504	17.65
TR 2015-1	17.36
Sample	BWi @200 mesh (kWh/t)
TR 2015-1	17.28

Samples were submitted to Hazen Research for additional comminution testing. The samples were subjected to SMC testing, Bond rod mill work index (RWi), Bond abrasion index (Ai), and Bond impact work index testing (CWi). The results are summarized in Table 13.7.

TABLE 13.7 COMMINUTION TESTING RESULTS
RWi (kWh/t)	Ai (g)	CWi (kWh/t)	SCSE (kWh/t)
17.2	1.0916	8.3	9.85

Note: SCSE = standard circuit specific energy

Based on the results obtained the material would be classified as hard and highly abrasive. These grindability test results correlate well with previous data developed for materials from Terronera.

13.7    GRIND CALIBRATION AND ROUGHER FLOTATION

Test charges from each sample were ground in a laboratory rod mill at 60% solids to establish a correlation between grind time and particle size distribution. Three targeted 80% passing particle size distributions were specified 150, 200 and 270 mesh Tyler.

Rougher flotation tests were conducted in duplicate on each of the three TRPM composite samples at each of the target grind sizes.

In the latest series of flotation tests at ALS, the only collector used was potassium amyl xanthate (PAX). For all other tests, the following flotation reagents dosages and conditions were applied for flotation:

  86 g/t of AP-3418A added in the grind and flotation stages.
  28 g/t of A-241 added in the grind.
P&E Mining Consultants Inc.	Page 111 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

  107 g/t of copper sulphate (CuSO4) added in the grind.
  33 g/t of F-65 added in the condition and flotation.
  30% pulp density.
  Natural pH using tap water.

13.8    PROCESSING OPTIONS

The processing options to be considered for Terronera for optimization of consumables and energy requirements includes the application of HPGR technology coupled with fine grinding using vertical and high intensity grind (“VTR” and “HIG”) grinding equipment.

13.9    GRAVITY CONCENTRATION

Small quantities of metallic gold and silver were indicated by metallic assay conducted on the composite samples at various grades. Inclusion of a gravity concentration circuit is not supported by the metallic assay data developed in this evaluation. However, higher grade zones should be analyzed for metallic gold and silver content to address the possibility of presence of coarse precious metal in higher grade zones in the deposit.

13.10  PROCESS MASS BALANCE

To develop projected levels of precious metal recovery for the Project, a metallurgical simulation model of the beneficiation plant was constructed. A steady state mass balance was calculated for the entire process including the flotation circuit.

13.11  CONCLUSIONS

Using the metallurgical data developed by ALS, the expected levels of recovery for gold and silver are 80.38 and 84.55%, respectively. These levels of recovery may be achieved at grind of 80% passing 150 mesh.

A cleaner (higher grade) concentrate may be produced at a finer grind. A finer grind is achieved in the regrind circuit.

Optimization of the grinding circuit configuration may be necessary in order to achieve the fine grind required to enhance precious metal recovery.

Precious metal recovery is sensitive to grind size. Gold recovery appears to be more sensitive to grind size than silver.

Precious metals appear to be associated with sulphide mineralization present. Pyrite may be recovered at a relatively coarse grind of 100 mesh.

The Terronera Low, Medium, and High-grade composites evaluated had a similar response to the flotation parameters evaluated. Precious metals recoveries were similar.

P&E Mining Consultants Inc.	Page 112 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

13.12  RECOMMENDATIONS

Definition of the most cost-effective process for Terronera will depend on implementation of technology that provides a lower consumables requirement and energy efficient equipment.

Optimization of flotation efficiency will require further evaluation of reagents and locked cycle flotation testwork.

It is recommended that further flotation testwork be conducted on samples that represent the grade and ore horizons identified in the deposit.

The following recommendations are presented for consideration in the process design criteria for development of the Terronera Project:

  The lowest energy requirement for size reduction could be provided by inclusion of an HPGR crusher as the tertiary crusher. High Intensity (HIG) and Vertical (VTR) re- grind mills coupled with HPGR will result in energy savings.

  Flotation of a Flash (bulk concentrate) at a coarse grind will enhance precious metal recovery. The bulk concentrate was not subjected to fine grinding. Flash flotation concentrate had a high grade and was combined with the final concentrate without re- grind or further cleaning.

  A coarser grind for flotation will result in improved levels of recovery and enhanced stability for the TSF.

  Higher grade zones should be analyzed for metallic gold and silver content to address the possibility of presence of coarse precious metal.

  Optimization of the grinding circuit is recommended to lower operating costs associated with grinding.

  In metallurgical testing regrind size prior to cleaning was in a 20 micron range. This will be difficult to achieve in actual practice. Further testing should be conducted for optimization of the grind size.

At the effective date of this Updated Technical Report additional metallurgical testwork and process optimization is ongoing and has not been concluded.

P&E Mining Consultants Inc.	Page 113 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

14.0    MINERAL RESOURCE ESTIMATES

The Terronera and La Luz deposits are discussed separately regarding their Mineral Resource Estimates.

14.1    TERRONERA DEPOSIT MINERAL RESOURCE ESTIMATE

14.1.1      Introduction

This Updated Technical Report section is to update the Mineral Resource Estimate on the Preliminary Feasibility Study for the Terronera Deposit of Endeavour Silver, dated September 18, 2018. The Mineral Resource Estimate presented herein is reported in accordance with the Canadian Securities Administrators’ National Instrument 43-101 and has been estimated in conformity with generally accepted CIM “Estimation of Mineral Resources and Mineral Reserves Best Practices” guidelines. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no guarantee that all or any part of the Mineral Resource will be converted into a Mineral Reserve. Confidence in the estimate of Inferred Mineral Resources is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Mineral Resources may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent Mineral Resource Estimates.

This Mineral Resource Estimate was undertaken by Yungang Wu, P.Geo., and Eugene Puritch, P.Eng., FEC, CET of P&E Mining Consultants Inc., Brampton, Ontario, both independent Qualified Persons in terms of NI 43-101, from information and data supplied by Endeavour Silver. The effective date of this Mineral Resource Estimate is February 1, 2019.

14.1.2      Database

All drilling and assay data were provided in the form of Excel data files by Endeavour Silver. The Gems database for this Mineral Resource Estimate, constructed by P&E, consisted of 195 drill holes totalling 65,083 m and 36 channel samples totalling 77.25 m, of which 39 drill holes totalling 18,774 m were drilled in 2018 (Table 14.1) . A drill hole plan is shown in Appendix A.

P&E Mining Consultants Inc.	Page 114 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 14.1 TERRONERA DRILL HOLE DATABASE SUMMARY
Drilling Year	No. of Drill Holes	Drilling (m)	No. of Samples	Notes
2018	39	18,773.65	2,545	Used for this Mineral Resource update
2017	18	7,817.05	1,184	Used for Mineral Resource Estimate dated August 7, 2018
2011-2016	138	38,492.25	12,943	Used for Mineral Resource Estimate dated August 7, 2018
Total	195	65,082.95	16,672	Used for this Mineral Resource Estimate
Channel Samples	36	77.25	63	Used for Mineral Resource Estimate dated August 7, 2018

The assay table of the Mineral Resource Estimate database contained a total of 16,672 assays for Au, Ag, Cu, Pb, Zn, etc. from drill holes and 63 assays from channel samples. The Au and Ag assays were factored downward by core recovery and were marked as Au_REC and Ag_REC in the database which was utilized for the Mineral Resource Estimate.

All drill hole survey and assay values are expressed in metric units, while grid coordinates are in the WGS84, Zone 13Q UTM geodetic reference system.

14.1.3      Data Verification

P&E carried out data verification for silver and gold assays contained in the Mineral Resource wireframes against laboratory certificates that were obtained directly from ALS Chemex laboratory in Hermosillo, Mexico. Over 95% were checked with no errors were found.

Endeavour Silver adjusted downward 1,720 raw Ag and Au assays for core recovery, of which 415 of these assays were used for the Mineral Resource Estimate. For example, if core recovery was 92%, the Ag and Au assay values were reduced to 92% of the original analytical value. The adjusted values are recorded in the database as “Ag_REC” and “Au_REC” and these values were used for the Mineral Resource Estimate. P&E’s site visit confirmed that core recovery was generally very good, the vein was very competent and recovery was over 90% for the core examined. The oxidation level was generally low and the mineralization appeared unleached. P&E agrees with Endeavour Silver that the use of “recoverable” grades is a conservative approach.

In addition to the data verification reported above, P&E reviewed the QAQC for the Terronera Project analyses and concludes that the analyses are acceptable. In P&E’s opinion the drill hole and assay/analytical databases may be used for the estimation of Mineral Resources.

P&E Mining Consultants Inc.	Page 115 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

14.1.4      Domain Interpretation

A total of eight (8) mineralized vein wireframes were generated during of this Mineral Resource Estimate. A cut-off grade of 150 g/t silver equivalent (AgEq) was applied to the wireframes. The AgEq was calculated with a formula of AgEq=Ag + (Au x 75). The wireframes were created from successive polylines looking N40W (AZ 320) orientated on vertical cross-sections with a 25 m spacing. Minimum constrained sample length for interpretation was 2.0 m. In some cases, mineralization below the above mentioned 150 g/t AgEq cut-off was included for the purpose of maintaining zonal continuity and the minimum width. On each cross-section, polyline interpretations were digitized from drill hole to drill hole but not typically extended more than 25 m into untested territory. Historical mined out areas were depleted from the Terronera Vein with shapes of historical stopes provided by Endeavour Silver. P&E did not verify the shape of these stopes.

The resulting wireframe 3-D domains were used as hard boundaries during Mineral Resource grade estimation, for rock coding of the block model, statistical analysis and compositing limits. The 3-D domains are presented in Appendix B.

A topographic surface was provided by Endeavour Silver. The topographic surface was created using a satellite image which presented some discrepancies with the surveyed drill hole collars. The Mineral Resource Estimate influenced by these discrepancies is minor; however, it is recommended that Endeavour Silver should survey the topography of the Terronera Deposit in the future.

14.1.5      Model Rock Code Determination

A unique model rock code was assigned for blocks within each mineralized domain in the Mineral Resource Estimate model. The codes applied for the models are tabulated in Table 14.2.

TABLE 14.2 MODEL ROCK CODE DESCRIPTION AND VOLUME
Domains	Rock Type	Volume (m3)
Terronera Vein	100	2,415,651
HW1	200	348,691
HW2	300	145,444
HW3	400	18,007
HW4	500	30,127
HW5	600	68,139
HW6	700	35,860
FW	800	71,256
Air	0
Waste	99

Note: HW = hanging wall, FW = footwall

P&E Mining Consultants Inc.	Page 116 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

14.1.6      Compositing

The basic statistics of all constrained assays and sample length are presented in Table 14.3.

TABLE 14.3 BASIC STATISTICS OF ALL CONSTRAINED ASSAYS AND SAMPLE LENGTH
Variable	Ag_REC	Ag	Au_REC	Au	Length (m)
Number of Samples	2,649	2,649	2,649	2,649	2,649
Minimum Value (g/t)	0.30	0.30	0.008	0.008	0.10
Maximum Value (g/t)	15,532.50	15,532.50	36.50	36.50	4.00
Mean (g/t)	275.05	289.39	2.11	2.23	0.71
Median (g/t)	81.80	90.00	0.93	1.03	0.60
Geometric Mean (g/t)	81.73	89.65	0.79	0.87	0.62
Variance	701,066.35	718,739.91	11.26	11.81	0.15
Standard Deviation (g/t)	837.30	847.79	3.36	3.44	0.39
Coefficient of Variation	3.04	2.93	1.59	1.54	0.54

Approximately 84% of the constrained sample lengths were 1 m or less, with an overall average of 0.71 m. To regularize the assay sampling intervals for grade interpolation, a 1.0 m compositing length was selected for the drill hole intervals that fell within the constraints of the above-mentioned domains. The composites were calculated for Ag and Au over 1.0 m lengths starting at the first point of intersection between assay data hole and hanging wall of the 3-D zonal constraint. The compositing process was halted upon exit from the footwall of the wireframe constraint. Un-assayed intervals and below detection limit assays were set to 0.001 g/t for all elements. Any composites that were less than 0.25 m in length were discarded so as not to introduce any short sample bias in the interpolation process. The constrained composite data were extracted to point files for a capping study. The composite statistics are summarized in Table 14.4.

TABLE 14.4 COMPOSITE SUMMARY STATISTICS
Variable	Ag Composite	Au Composite	Ag Capped Composite	Au Capped Composite
Number of Samples	2,012	2,012	2,012	2,012
Minimum Value (g/t)	0.001	0.001	0.001	0.001
Maximum Value (g/t)	11,514.68	28.58	2,100.00	15.00
Mean (g/t)	236.85	1.91	201.72	1.87
Median (g/t)	85.99	0.98	85.99	0.98
Geometric Mean (g/t)	81.63	0.81	80.58	0.81
Variance	360,760.89	7.02	118,394.35	5.88
Standard Deviation (g/t)	600.63	2.65	344.08	2.42
Coefficient of Variation	2.54	1.39	1.71	1.29

P&E Mining Consultants Inc.	Page 117 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

14.1.7      Grade Capping

Grade capping was investigated on the 1.0 m composite values in the database within the constraining domains to ensure that the possible influence of erratic high values did not bias the database. Ag and Au composite Log-normal histograms were generated for each mineralized domain and the resulting graphs are exhibited in Appendix C. The Ag and Au grade capping values are detailed in Tables 14.5 and 14.6 respectively. The capped composites were utilized to develop variograms and for block model grade interpolation.

P&E Mining Consultants Inc.	Page 118 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 14.5 SILVER GRADE CAPPING VALUES
Domains	Total No. of Composites	Capping Value Ag (g/t)	Total No. of Capped Composites	Mean		Coefficient of Variation		Capping Percentile
				Composites	Capped Composites	Composites	Capped Composites
Terronera Vein	1,433	2,100	25	255.98	220.09	2.57	1.74	98.3%
HW1	259	1,000	3	156.32	143.40	1.85	1.32	98.8%
HW2	120	700	6	241.39	150.20	2.55	1.22	95.0%
HW3	15	600	2	316.39	243.24	1.16	0.89	86.7%
HW4	29	No Capping	0	106.32	106.32	1.25	1.25	100.0%
HW5	57	No Capping	0	141.35	141.35	1.17	1.17	100.0%
HW6	39	No Capping	0	50.09	50.09	0.88	0.88	100.0%
FW	61	1,300	2	368.24	286.41	1.91	1.23	96.7%

Note: HW = hanging wall, FW = footwall

TABLE 14.6 GOLD GRADE CAPPING VALUES
Domains	Total No. of Composites	Capping Value Au (g/t)	Total No. of Capped Composites	Mean		Coefficient of Variation		Capping Percentile
				Composites	Capped Composites	Composites	Capped Composites
Terronera Vein	1,433	15	7	1.89	1.88	1.30	1.26	99.5%
HW1	259	15	3	1.96	1.84	1.74	1.46	98.8%
HW2	120	12	1	2.08	2.02	1.31	1.18	99.2%
HW3	15	No Capping	0	0.55	0.55	0.96	0.96	100.0%
HW4	29	No Capping	0	1.94	1.94	1.17	1.17	100.0%
HW5	57	10	1	1.65	1.54	1.86	1.68	98.2%
HW6	39	No Capping	0	2.54	2.54	0.86	0.86	100.0%
FW	61	12	1	1.77	1.67	1.81	1.65	98.4%

Note: HW = hanging wall, FW = footwall

P&E Mining Consultants Inc.	Page 119 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

14.1.8      Semi-Variography

A semi-variography study was performed as a guide to determining a grade interpolation search strategy. Omni, along strike, down dip and across dip semi-variograms were attempted for each domain using Ag and Au capped composites. Selected variograms are attached in Appendix D.

Continuity ellipses based on the observed ranges were subsequently generated and utilized as the basis for estimation search ranges, distance weighting calculations and Mineral Resource classification criteria. The anisotropy was modeled based on an average strike direction of 320°, -75° northeast down dip.

14.1.9      Bulk Density

A total of 2,756 bulk density measurements from 127 drill holes were provided by Endeavour Silver, of which 1,062 measurements were located within the mineralized veins. The vein constrained bulk density was averaged 2.59 t/m3 with range of 2.02 to 3.25 t/m3. The bulk density determination by Endeavour Silver was undertaken with water displacement on waxed drill core.

David Burga, P.Geo of P&E collected 15 samples during his site visits on June 14, 2016 and January 9, 2018. The samples were tested in AGAT Laboratories in Mississauga, and the average bulk density was 2.68 t/m3.

David Burga, P.Geo of P&E collected 10 samples on an October 16, 2018 site visit. The samples were tested in AGAT Laboratories in Mississauga, and the average bulk density was 2.68 t/m3.

14.1.10    Block Modeling

The Terronera Mineral Resource block model was constructed using Geovia Gems V6.8 modelling software and the block model origin and block size are tabulated in Table 14.7. The block model consists of separate models for estimated grade of Ag, Au and AgEq, rock type, volume percent, bulk density and classification attributes.

TABLE 14.7 TERRONERA BLOCK MODEL DEFINITION
Direction	Origin	No. of Blocks	Block Size (m)
X	516,355	400	4.0
Y	2,296,905	280	1.0
Z	1,760	168	4.0
Rotation	50[o] clockwise

All blocks in the rock type block model were initially assigned a waste rock code of 99, corresponding to the surrounding country rocks. All mineralized domains were used to code all blocks within the rock type block model that contain 1% or greater volume within the domains.

P&E Mining Consultants Inc.	Page 120 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

These blocks were assigned their appropriate individual rock codes as indicated in Table 14.2. The topographic surfaces were subsequently utilized to assign rock code 0 for air, to all blocks 50% or greater above that surface.

A volume percent block model was set up to accurately represent the volume and subsequent tonnage that was occupied by each block inside the constraining domains. As a result, the domain boundary was properly represented by the volume percent model ability to measure individual infinitely variable block inclusion percentages within that domain. The minimum percentage of the mineralized block was set to 1%.

The bulk density of each block in the mineralized domains was interpolated with the Inverse Distance Squared method using 2,756 bulk density measurements.

The Ag and Au grade were interpolated with Inverse Distance Cubed (1/d3) using capped composites. Multiple passes were executed for the grade interpolation to progressively capture the sample points to avoid over smoothing and preserve local grade variability. Search ranges were based on the variograms and search directions which were aligned with the strike and dip directions of each mineralized domain accordingly. Grade blocks were interpolated using the parameters in Table 14.8.

TABLE 14.8 GOLD AND SILVER BLOCK MODEL INTERPOLATION PARAMETERS
Element	Pass	Dip Range (m)	Strike Range (m)	Across Dip Range (m)	Max. No. of Samples per Hole	Min. No. of Samples	Max. No. of Samples
Ag	I	27	30	6	2	5	12
	II	45	50	10	2	3	12
	III	135	150	30	2	1	12
Au	I	20	25	5	2	5	12
	II	30	40	10	2	3	12
	III	135	150	30	2	1	12

The Ag equivalent (AgEq) values were derived using the formula:
AgEq g/t = Ag g/t + (Au g/t x 75).

Selected vertical cross-sections and plans of the AgEq grade blocks are presented in Appendix E.

14.1.11    Mineral Resource Classification

In P&E's opinion, the drilling, assaying and exploration work of the Terronera Deposit supporting this Mineral Resource Estimate are sufficient to indicate a reasonable prospect of economic extraction and thus qualify it as a Mineral Resource under the CIM definition standards. The Mineral Resource was classified as Indicated and Inferred based on the geological interpretation, semi-variogram performance and drill hole spacing. The Indicated Mineral Resource was classified for the blocks interpolated by the grade interpolation Pass I and II in the Table 14.8, which used at least three composites from a minimum of two drill holes, and Inferred Mineral Resources were classified with Pass III for all remaining populated grade blocks within the mineralized domains. The classifications have been adjusted on a longitudinal projection to reasonably reflect the distribution of each classification. Selected classification block cross-sections and plans are attached in Appendix F.

P&E Mining Consultants Inc.	Page 121 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

14.1.12    Mineral Resource Estimate Cut-Off

The Mineral Resource Estimate was derived from applying a AgEq cut-off grade to the block model and reporting the resulting tonnes and grade for potentially mineable areas. The following calculation demonstrates the rationale supporting the AgEq cut-off grade that determines the underground potentially economic portions of the constrained mineralization.

Underground AgEq Cut-Off Grade Calculation

Au Price	US$1,275oz based on approx. 30 month trailing average at Oct 31/18
Ag Price	US$17.50/oz based on approx. 30 month trailing average at Oct 31/18
AgEq Recovery	87%
Mining Cost	$40.00/tonne mined
Process Cost	$23/tonne processed
General & Administration	$10/tonne processed
AgEq Refining $/oz	US$0.5
AgEq Smelter Payable	99%

Therefore, the AgEq cut-off grade for the underground Mineral Resource Estimate is calculated as follows:

Mining, Processing and G&A costs per ore tonne = ($40 + $23 + $10) = $73/tonne

[($73)/[($17.50 -$0.50)/31.1035 x 87% Recovery x 99% Payable] = 155.3 g/t, Use 150 g/t

14.1.13    Mineral Resource Estimate

P&E considers that the silver and gold mineralization of the Terronera Deposit is potentially amenable to underground extraction. The resulting Mineral Resource Estimate is tabulated in the Table 14.9.

P&E Mining Consultants Inc.	Page 122 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 14.9 TERRONERA MINERAL RESOURCE ESTIMATE AT A CUT-OFF GRADE OF 150 G/T AGEQ (1-5)
Classification	Tonnage (kt)	Ag (g/t)	Contained Ag (koz)	Au (g/t)	Contained Au (koz)	AgEq (g/t)	Contained AgEq (koz)
Indicated	5,275	227.2	38,537	2.35	398	403.4	68,416
Inferred	1,022	212.2	6,970	1.70	56	339.8	11,161

1.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio- political, marketing, or other relevant issues.

2.

The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

3.

The Mineral Resources in this report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

4.	AgEq g/t = Ag g/t + (Au g/t x 75)
5.	Historically mined areas were depleted from the Terronera Vein wireframe.

Mineral Resources are sensitive to the selection of a reporting AgEq cut-off grade and are shown in Table 14.10.

TABLE 14.10 TERRONERA SENSITIVITY OF MINERAL RESOURCE ESTIMATE TO AGEQ CUT-OFF
Classification	Cut-Off AgEq (g/t)	Tonnage (kt)	Ag (g/t)	Contained Ag (koz)	Au (g/t)	Contained Au (koz)	AgEq (g/t)	Contained AgEq (koz)
Indicated	1,000	223	1,075.3	7,716	3.92	28.1	1,369.3	9,826
	750	470	802.9	12,126	4.02	60.7	1,104.4	16,680
	500	1,183	517.1	19,671	3.78	144.0	800.9	30,468
	250	3,580	286.1	32,923	2.84	326.4	498.8	57,406
	200	4,490	250.7	36,194	2.57	370.5	443.2	63,977
	150	5,275	227.2	38,537	2.35	398.4	403.4	68,416
	100	5,898	210.3	39,874	2.18	414.2	374.1	70,937
	50	6,360	198.0	40,491	2.06	421.1	352.5	72,076
	0.01	6,533	193.3	40,595	2.01	422.1	344.0	72,256
Inferred	1,000	12	802.3	311	4.52	1.8	1,141.2	442
	750	54	634.8	1,104	3.65	6.4	908.6	1,581
	500	169	490.6	2,673	2.81	15.3	701.6	3,823
	250	581	274.3	5,126	2.34	43.7	449.7	8,406
	200	761	243.3	5,951	2.04	50.0	396.5	9,697
	150	1,022	212.2	6,970	1.70	55.9	339.8	11,161
	100	1,264	186.4	7,575	1.50	61.0	298.9	12,150
	50	1,381	174.3	7,739	1.41	62.7	280.1	12,440
	0.01	1,413	171.0	7,768	1.38	62.8	274.6	12,477

P&E Mining Consultants Inc.	Page 123 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

14.1.14    Confirmation of Estimate

The block model was validated using several industry standard methods including visual and statistical methods.

Visual examination of composite and block grades on successive plans and cross-sections on-screen in order to confirm that the block model correctly reflects the distribution of sample grades. The review of estimation parameters included:

  Number of composites used for estimation;
  Number of holes used for estimation;
  Mean Distance to sample used;
  Number of passes used to estimate grade;
  Mean value of the composites used.

A comparison of Ag and Au mean grades of composites with block model on a global basis is presented in Table 14.11.

TABLE 14.11 AVERAGE GRADE COMPARISON OF COMPOSITES WITH BLOCK MODEL
Data Type	Ag (g/t)	Au (g/t)
Composites	236.9	1.91
Capped Composites	201.7	1.87
Block Model ID3 *	189.3	1.90
Block Model NN**	189.6	1.92

* block model grade interpolated using Inverse Distance Cubed.
** block model grade interpolated using Nearest Neighbour.

The comparison above shows the average grades of the Ag and Au blocks in the block models to be somewhat lower than the average grades of capped composites used for grade estimation. This is probably due to the localized clustering were smoothed by the block modeling grade interpolation process. The block model grade will be more representative than the capped composites due to the block model’s 3-D spatial distribution characteristics.

A volumetric comparison was performed with the block model volume versus the geometric calculated volume of the domain wireframes and the differences are shown in Table 14.12.

P&E Mining Consultants Inc.	Page 124 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 14.12 VOLUMETRIC COMPARISON OF BLOCK MODEL WITH GEOMETRIC WIREFRAMES
Geometric Volume of Wireframes	3,133,175 m3
Block Model Volume	3,132,129 m3
Difference %	0.03%

Ag local trends of the main Terronera Vein domain were evaluated by comparing the ID3 and NN estimate against Ag Composites and Capped Composites (Figures 14.1 to 14.3) . As shown in Figures 14.2 and 14.3, the Ag grade interpolation with Inverse Distance Cubed and Nearest Neighbour agreed well.

P&E Mining Consultants Inc.	Page 125 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

FIGURE 14.2 SILVER GRADE SWATH NORTHING PLOT

TRVein Swath Northing Plot
Ag g/t
# of Points
Northing
0
100
200
300
400
500
600
700
800
900
1000
0
20
40
60
80
100
120
140
160
180
2295880
2295930
2295980
2296030
2296080
2296130
2296180
2296230
2296280
2296330
2296380
2296430
2296480
2296530
2296580
2296630
2296680
2296730
2296780
2296830
2296880
Point Sample Count
AG_CAP
AG_COM
AG_ID3
AG_NN

FIGURE 14.3 SILVER GRADE SWATH ELEVATION PLOT

TRVein Swath Elevation Plot
Ag g/t
# of Points
Elevation
0
100
200
300
400
500
600
700
800
900
1000
0
20
40
60
80
100
120
140
1150
1170
1190
1210
1230
1250
1270
1290
1310
1330
1350
1370
1390
1410
1430
1450
1470
1490
1510
1530
1550
1570
1590
Point Sample Count
AG_CAP
AG_COM
AG_ID3
AG_NN

P&E Mining Consultants Inc.	Page 126 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

A comparison of the grade-tonnage curve of the Ag grade model interpolated with Inverse Distance cubed (1/d3) and Nearest Neighbour (NN) on the main Terronera Vein wireframe is shown in Figure 14.4.

14.2    LA LUZ DEPOSIT MINERAL RESOURCE ESTIMATE

14.2.1      Introduction

This section summarizes the Mineral Resource Estimate on the La Luz Deposit. The Mineral Resource Estimate presented herein is reported in accordance with the Canadian Securities Administrators’ National Instrument 43-101 and has been estimated in conformity with generally accepted CIM “Estimation of Mineral Resources and Mineral Reserves Best Practices” guidelines. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no guarantee that all or any part of the Mineral Resource will be converted into Mineral Reserve. Confidence in the estimate of Inferred Mineral Resources is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Mineral Resources may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent Mineral Resource Estimates.

P&E Mining Consultants Inc.	Page 127 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

This Mineral Resource Estimate was undertaken by Yungang Wu, P.Geo., and Eugene Puritch, P.Eng., FEC, CET of P&E Mining Consultants Inc., Brampton, Ontario, both independent Qualified Persons in terms of NI43-101, from information and data supplied by Endeavour Silver. The effective date of this Mineral Resource Estimate is August 7, 2018.

14.2.2      Database

All drilling and assay data were provided in the form of Excel data files by Endeavour Silver. The Gems database for this Mineral Resource Estimate, constructed by P&E, consisted of 41 diamond drill holes, totalling 9,795.65 m, completed in 2016 and 2017. A drill hole plan is shown in Appendix A.

The database assay table contained a total of 1,472 samples that were analyzed for Au, Ag and 34 other elements. The Au and Ag assays were factored downward by core recovery and marked as Au_REC and Ag_REC in the database which was utilized for the Mineral Resource Estimate.

All drill hole survey and assay values are expressed in metric units, while grid coordinates are in the WGS84, Zone 13Q UTM geodetic reference system.

14.2.3      Data Verification

P&E carried out data verification for silver and gold assays contained in the Mineral Resource wireframes against laboratory certificates that were obtained directly from ALS Chemex laboratory in Hermosillo, Mexico. No errors were found.

A total 46 raw Ag and Au assays were adjusted for core recovery, of which 4 assays used for the Mineral Resource Estimate. If the core recovery was 92%, for example, Ag and Au assay values were reduced to 92% of the original analytical value. The adjusted values are recorded in the database as “Ag_REC” and “Au_REC” and these values were used for the Mineral Resource Estimate. P&E’s site visit confirmed that core recovery was generally very good, the vein was very competent and recovery was over 90% for the core examined. The oxidation level was generally low and the mineralization appeared unleached. P&E agrees with Endeavour Silver that the use of “recoverable” grades is a conservative approach.

In addition to the data verification reported above, P&E reviewed the QAQC for the Terronera Project analyses and concludes that the analyses are acceptable. In P&E’s opinion the drill hole and assay/analytical databases may be used for the estimation of Mineral Resources.

14.2.4     Domain Interpretation

Two mineralized veins were generated during the course of this Mineral Resource Estimate. A cut-off grade of 150 g/t silver equivalence (AgEq) was applied to the wireframes. The AgEq was calculated with a formula of AgEq = Ag + (Au x 75). The wireframes were created from successive polylines on west facing vertical cross-sections with 50 m spacing. In some cases mineralization below the above mentioned 150 g/t AgEq cut-offs was included for the purpose of maintaining zonal continuity. On each cross-section, polyline interpretations were digitized from drill hole to drill hole but not typically extended more than 25 metres into untested territory. Minimum constrained sample length for interpretation was 0.9 m.

P&E Mining Consultants Inc.	Page 128 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

A topographic surface was provided by Endeavour Silver.

The resulting domains were used as hard boundaries during Mineral Resource Estimation, for rock coding, statistical analysis and compositing limits. The 3-D domains are presented in Appendix B.

14.2.5      Model Rock Code Determination

A unique model code was assigned for each mineralized domain in the Mineral Resource model. The codes applied for the models are tabulated in Table 14.13.

TABLE 14.13 LA LUZ MODEL ROCK CODE DESCRIPTION AND VOLUME
Domains	Rock Type	Volume (m3)
La Luz Vein	1,000	71,601
La Luz HW	2,000	4,132
Air	0
Waste	99

Note: HW = Hanging Wall

14.2.6      Compositing

The basic statistics of all constrained assays and sample length are shown in Table 14.14.

P&E Mining Consultants Inc.	Page 129 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 14.14 BASIC STATISTICS OF ALL CONSTRAINED ASSAYS AND SAMPLE LENGTH
Variable	Ag	Au	Length (m)
Number of Samples	96.00	96.00	96.00
Minimum Value (g/t)	0.90	0.01	0.15
Maximum Value (g/t)	2,600.00	320.00	1.50
Mean (g/t)	180.82	15.99	0.58
Median (g/t)	37.25	4.67	0.55
Variance	150,234.16	1,835.74	0.07
Standard Deviation (g/t)	387.60	42.85	0.26
Coefficient of Variation	2.14	2.68	0.45

Approximately 98% of the constrained sample lengths were 1 m or less, with an overall average of 0.58 m. In order to regularize the assay sampling intervals for grade interpolation, a 1.0 m compositing length was selected for the drill hole intervals that fell within the constraints of the above-mentioned domains. The composites were calculated for Ag and Au over 1.0 m lengths starting at the first point of intersection between assay data hole and hanging wall of the 3-D zonal constraint. The compositing process was halted upon exit from the footwall of the aforementioned constraint. Un-assayed intervals and below detection limit assays were set to 0.001 g/t for both Au and Ag. Any composites that were less than 0.25 m in length were discarded so as not to introduce any short sample bias in the interpolation process. The constrained composite data were extracted to point files for a capping study. The composite statistics are summarized in Table 14.15.

TABLE 14.15 COMPOSITE SUMMARY STATISTICS
Variable	Ag Composite	Au Composite	Ag Capped Composite	Au Capped Composite
Number of Samples	63	63	63	63
Minimum Value (g/t)	1.15	0.01	1.15	0.01
Maximum Value (g/t)	1,510.63	168.73	1,000.00	90.00
Mean (g/t)	154.96	13.58	146.85	12.33
Median (g/t)	45.80	5.48	45.80	5.48
Geometric Mean (g/t)	50.35	3.27	50.02	3.24
Variance	66,346.86	645.10	48,443.70	354.18
Standard Deviation (g/t)	257.58	25.40	220.10	18.82
Coefficient of Variation	1.66	1.87	1.50	1.53

P&E Mining Consultants Inc.	Page 130 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

14.2.7      Grade Capping

Grade capping was investigated on the 1.0 m composite values in the database within the constraining domains to ensure that the possible influence of erratic high values did not bias the database. Ag and Au composite Log-normal histograms were generated for each mineralized domain and the resulting graphs are exhibited in Appendix C. The Ag and Au grade capping values are detailed in Table 14.16. The capped composites were utilized to develop variograms and for block model grade interpolation.

TABLE 14.16 GRADE CAPPING VALUES
Element	Total No. of Comps	Cap Value (g/t)	No. of Capped Comps	Mean		Coefficient of Variation		Capping Percent
				Comps	Capped Comps	Comps	Capped Comps
Au	63	90	1	13.58	12.33	1.87	1.53	98.4%
Ag	63	1,000	1	154.96	146.85	1.66	1.50	98.4%

Note: Comps =composite, Cap = capped, No. = number

14.2.8      Semi-Variography

A semi-variography study was performed as a guide to determining a grade interpolation search strategy. Omni, along strike, down dip and across dip semi-variograms were attempted using Ag and Au capped composites. Selected variograms are attached in Appendix D.

Continuity ellipses based on the observed ranges were subsequently generated and utilized as the basis for estimation search ranges, distance weighting calculations and Mineral Resource classification criteria. Anisotropy was modeled based on an average strike direction of 97°, -75° north-northeast down dip.

14.2.9      Bulk Density

424 bulk density measurements from 37 drill holes were provided by Endeavour Silver, of which 79 measurements were constrained within the mineralized veins with an average bulk density of 2.65 t/m3. Bulk density determination by Endeavour Silver was undertaken with water displacement on waxed drill core.

David Burga, P.Geo of P&E collected 12 samples in Jan 2018 during his site visit. The samples were tested in AGAT Laboratories in Mississauga, with an average bulk density of 2.62 t/m3.

14.2.10    Block Modelling

The La Luz Mineral Resource block model was constructed using Geovia Gems V6.8 modelling software and the block model origin and block size are tabulated in Table 14.17. The block model consists of separate models for estimated grade, rock type, volume percent, bulk density and classification attributes.

P&E Mining Consultants Inc.	Page 131 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 14.17 LA LUZ BLOCK MODEL DEFINITION
Direction	Origin	No. of Blocks	Block Size (m)
X	517,699.391	306	2
Y	2,298,795.037	186	0.5
Z	1,392	190	2
Rotation		7° clockwise

All blocks in the rock type block model were initially assigned a waste rock code of 99, corresponding to the surrounding country rocks. All mineralized domains were used to code all blocks within the rock type block model that contain 1% or greater volume within the domains. These blocks were assigned their appropriate individual rock codes as indicated in Table 14.13. The topographic surfaces were subsequently utilized to assign rock code 0 for air, to all blocks 50% or greater above the surface.

A volume percent block model was set up to accurately represent the volume and subsequent tonnage that was occupied by each block inside the constraining domains. As a result, the domain boundary was properly represented by the percent model ability to measure individual infinitely variable block inclusion percentages within that domain. The minimum percentage of the mineralized block was set to 1%.

The bulk density of each mineralized domain was interpolated with the NN method using 79 bulk density measurements.

The Ag and Au grade were interpolated with Inverse Distance Cubed (1/D3) using capped composites. Multiple passes were executed for the grade interpolation to progressively capture the sample points in order to avoid over smoothing and preserve local grade variability. Search ranges were based on the variograms and search directions which were aligned with the strike and dip directions of each mineralized domain accordingly. Grade blocks were interpolated using the parameters in Table 14.18.

P&E Mining Consultants Inc.	Page 132 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 14.18 GOLD AND SILVER BLOCK MODEL INTERPOLATION PARAMETERS
Element	Pass	Dip Range (m)	Strike Range (m)	Across Dip Range (m)	Max. No. of Samples per Hole	Min. No. of Samples	Max. No. of Samples
Ag	I	45	45	10	2	3	12
	II	90	90	20	2	1	12
Au	I	40	40	10	2	3	12
	II	80	80	20	2	1	12

Selected cross-sections and plans of the Ag grade blocks are presented in Appendix E.

The Ag equivalence (AgEq) were manipulated using formula:
AgEq g/t = Ag g/t + (Au g/t * 75).

14.2.11    Mineral Resource Classification

In P&E's opinion, the drilling, assaying and exploration work of the La Luz Deposit supporting this Mineral Resource Estimate are sufficient to indicate a reasonable potential for economic extraction and thus qualify it as a Mineral Resource under the CIM definition standards. The Mineral Resources were classified as Indicated and Inferred based on the geological interpretation, semi-variogram performance and drill hole spacing. The Indicated Mineral Resources were classified for the blocks interpolated by the grade interpolation Pass I in the Table 14.18, which used at least three composites from a minimum of two holes; and Inferred Mineral Resources were classified for all remaining grade populated blocks with Pass II within the mineralized domains. The classifications have been adjusted on long section to reasonably reflect the distribution of each classification. Selected classification block cross-sections and plans are attached in Appendix F.

14.2.12    Mineral Resource Estimate Cut-Off

The Mineral Resource Estimate was derived from applying a AgEq cut-off grade to the block model and reporting the resulting tonnes and grade for potentially mineable areas. The following calculation demonstrates the rationale supporting the AgEq cut-off grade that determines the underground potentially economic portions of the constrained mineralization.

Underground AgEq Cut-Off Grade Calculation:

Au Price	$1,275/oz based on approx. two year average at June 30/18.
Ag Price	$17/oz based on approx. two year average at June 30/18.
AgEq Recovery	87%.
Mining Cost	$40/tonne mined.
Process Cost	$23/tonne processed.
General & Administration	$8/tonne processed.

P&E Mining Consultants Inc.	Page 133 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

AgEq Refining $/oz	$0.5.
AgEq Smelter Payable	99%.

Therefore, the AgEq cut-off grade for the underground Mineral Resource Estimate is calculated as follows:

Mining, Processing and G&A costs per ore tonne = ($40 + $23 + $8) = $71/tonne

[($71)/[($17.00 - 0.50)/31.1035 x 87% Recovery x 99% Payable] = 155.4 g/t, Use 150 g/t

14.2.13    La Luz Mineral Resource Estimate

P&E considers that the silver and gold mineralization of La Luz Deposit is potentially amenable to underground extraction. The resulting Mineral Resource Estimate is tabulated in the Table 14.19.

TABLE 14.19 LA LUZ MINERAL RESOURCE ESTIMATE AT A CUT-OFF GRADE OF 150 G/T AGEQ (1-5)
Classification	Tonnage (kt)	Ag (g/t)	Contained Ag (koz)	Au (g/t)	Contained Au (koz)	AgEq (g/t)	Contained AgEq (koz)
Indicated	126	192	779	13.60	55	1,212	4,904
Inferred	58	145	269	12.15	23	1,060	1,994

1.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio- political, marketing, or other relevant issues.

2.

The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

3.

The Mineral Resources in this report were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

4.	AgEq g/t = Ag g/t + (Au g/t x 75).

Mineral Resources are sensitive to the selection of a reporting AgEq cut-off grade as demonstrated in Table 14.20.

P&E Mining Consultants Inc.	Page 134 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 14.20 LA LUZ SENSITIVITY OF MINERAL RESOURCE ESTIMATE TO AGEQ CUT-OFF
Classification	Cut-Off AgEq (g/t)	Tonnage (kt)	Ag (g/t)	Contained Ag (koz)	Au (g/t)	Contained Au (koz)	AgEq (g/t)	Contained AgEq (koz)
Indicated	1,000	51	311	512	26.45	43	2,295	3,737
	750	59	283	542	24.25	46	2,102	3,992
	500	75	243	582	20.85	50	1,807	4,332
	250	117	202	756	14.58	55	1,296	4,881
	225	120	198	766	14.19	55	1,262	4,891
	200	123	196	772	13.96	55	1,243	4,897
	190	123	195	773	13.88	55	1,236	4,898
	180	124	194	775	13.80	55	1,229	4,900
	170	125	193	777	13.72	55	1,222	4,902
	160	126	193	778	13.66	55	1,218	4,903
	150	126	192	779	13.60	55	1,212	4,904
	140	127	191	781	13.54	55	1,207	4,906
	130	128	191	782	13.47	55	1,201	4,907
	120	128	190	783	13.40	55	1,195	4,908
	110	129	189	785	13.33	55	1,189	4,910
	100	130	188	786	13.23	55	1,180	4,911
	50	134	183	792	12.82	55	1,145	4,917
	0.01	137	180	793	12.57	55	1,123	4,918
Inferred	1,000	21	146	99	25.87	18	2,086	1,449
	750	26	130	109	23.13	19	1,865	1,534
	500	29	131	122	21.42	20	1,738	1,622
	250	52	154	256	13.35	22	1,155	1,906
	225	53	151	259	12.99	22	1,125	1,909
	200	55	148	262	12.67	22	1,098	1,912
	190	55	148	263	12.59	22	1,092	1,913
	180	56	147	265	12.49	22	1,084	1,915
	170	56	147	266	12.37	22	1,075	1,916
	160	57	146	267	12.26	22	1,066	1,917
	150	58	145	269	12.15	23	1,060	1,994
	140	59	144	271	11.98	23	1,043	1,996
	130	59	143	272	11.85	23	1,032	1,997
	120	60	142	273	11.76	23	1,024	1,998
	110	60	142	274	11.69	23	1,019	1,999
	100	61	141	274	11.62	23	1,013	1,999
	50	62	138	276	11.37	23	991	2,001
	0.01	63	137	279	11.21	23	978	2,004

P&E Mining Consultants Inc.	Page 135 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

14.2.14    Confirmation of Estimate

The block model was validated using several industry standard methods including visual and statistical methods. Visual examination of composite and block grades on successive plans and sections on-screen to confirm that the block model correctly reflects the distribution of sample grades.

Review of estimation parameters include:

  Number of composites used for estimation;
  Number of holes used for estimation;
  Mean Distance to sample used;
  Number of passes used to estimate grade;
  Mean value of the composites used.

A comparison of Ag and Au mean grades of composites with block model is presenting in Table 14.21.

TABLE 14.21 AVERAGE GRADE COMPARISON OF COMPOSITES WITH BLOCK MODEL
Data Type	Ag (g/t)	Au (g/t)
Composites	155	13.58
Capped Composites	147	12.33
Block Model ID3 *	169	12.21
Block Model NN**	171	12.14

* block model grade interpolated using Inverse Distance Cubed.
** block model grade interpolated using Nearest Neighbour.

The comparison above shows the average grades of the Au blocks in the block models to be slightly lower while Ag grade higher than the average grades of capped composites used for grade estimation. This is probably due to the localized clustering were smoothed by the block modeling grade interpolation process. The block model grade will be more representative than the capped composites due to the block model’s 3-D spatial distribution characteristics.

A volumetric comparison was performed with the block model volume versus the geometric calculated volume of the domain solids and the differences are detailed in Table 14.22.

P&E Mining Consultants Inc.	Page 136 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 14.22 VOLUMETRIC COMPARISON OF BLOCK MODEL WITH GEOMETRIC WIREFRAMES
Geometric Volume of Wireframes	75,733 m3
Block Model Volume	75,701 m3
Difference %	0.04%

Ag and Au local trends were evaluated by comparing the ID3 and NN estimate against their Composites and Capped Composites. As shown in Figures 14.5 through 14.10, both the Ag and Au grade interpolation with Inverse Distance Cubed and Nearest Neighbour agreed well.

P&E Mining Consultants Inc.	Page 137 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

FIGURE 14.6 SILVER GRADE SWATH NORTHING PLOT

La Luz Ag Swath Northing Plot
Ag g/t
# of Points
Northing
2298750
2298760
2298770
2298780
2298790
2298800
2298810
2298830
Point Sample Count
Average Point AG_CAP
Average Point AG_COM
Average Block AG(ID3)
Average Block Ag(NN)

FIGURE 14.7 SILVER GRADE SWATH ELEVATION PLOT

La Luz Ag Swath Elevation Plot
Ag g/t
# of Points
Elevation
1070
1090
1100
1110
1120
1130
1140
1150
1160
1170
1180
1190
1200
1210
1240
1250
Point Sample Count
Average Point AG_CAP
Average Point AG_COM
Average Block AG(ID3)
Average Block Ag(NN)

P&E Mining Consultants Inc.	Page 138 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

FIGURE 14.8 GOLD GRADE SWATH EASTING PLOT

La Luz Au Swath Easting Plot
Au g/t
# of Points
Easting
0
5
10
15
20
25
30
35
40
45
50
0
1
2
3
4
5
6
517725
517775
517850
517875
517900
517925
517950
518000
518050
518075
518100
518125
518150
518175
518200
518225
518275
Point Sample Count
Average Point AU_CAP
Average Point AU_COM
Average Block AU(ID3)
Average Block Au(NN)

FIGURE 14.9 GOLD GRADE SWATH NORTHING PLOT

La Luz Au Swath Northing Plot
Au g/t
# of Points
Northing
0
5
10
15
20
25
0
2
4
6
8
10
12
14
16
18
20
2298750
2298760
2298770
2298780
2298790
2298800
2298810
2298830
Point Sample Count
Average Point AU_CAP
Average Point AU_COM
Average Block AU(ID3)
Average Block Au(NN)

P&E Mining Consultants Inc.	Page 139 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

A comparison of the grade-tonnage curve of the Ag and Au grade model interpolated with Inverse Distance cubed (1/d3) and Nearest Neighbour (NN) on a global mineralization basis are presented in Figure 14.11 and 14.12 for Ag and Au respectively.

P&E Mining Consultants Inc.	Page 140 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

FIGURE 14.11 SILVER GRADE AND TONNAGE COMPARISONS FOR ID^3 AND NN INTERPOLATION

La Luz Ag Grade-Tonnage Curve
ID3 vs NN
Tonnes Thousands
200
180
160
140
120
100
80
60
40
20
0
800
700
600
500
400
300
200
100
0
Ag g/t
0 50 100 150 200 250 300 350 400 450 500 550 600 650 700
Cut-off Ag g/t
Cumulative tonnes (ID3)
Cumulative tonnes (NN)
Ag g/t (ID3)
Ag g/t (NN)

FIGURE 14.12 GOLD GRADE AND TONNAGE COMPARISONS FOR ID^3 AND NN INTERPOLATION

La Luz Au Grade-Tonnage Curve
ID3 vs NN
Tonnes Thousands
200
180
160
140
120
100
80
60
40
20
0
50
45
40
35
30
25
20
15
10
5
0
Au g/t
0 2 4 6 8 10 12 14 16 18 20 22 24 26 28 30
Cut-off Au g/t
Cumulative tonnes (ID3)
Cumulative tonnes (NN)
Au g/t (ID3)
Au g/t (NN)

P&E Mining Consultants Inc.	Page 141 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

15.0      MINERAL RESERVE ESTIMATES

15.1      CUT-OFF GRADE

Both gold and silver are payable elements for the Terronera and La Luz deposits. Due to the difference in size between the two deposits (Terronera contains roughly 14 times the payable value of La Luz), cut-off-grades are calculated in silver equivalent (AgEq) to reflect the dominant payable element across the combined project. The silver equivalent formula is: AgEq = (75 * Au) + Ag.

Cut-off grades for the two deposits are shown in Table 15.1 and reflect the input parameters shown in Table 15.2 below that were provided by Endeavour Silver. All parameters, other than mining costs, were provided by Endeavour Silver. These provided parameters were reviewed by P&E and have been accepted as reasonable.

TABLE 15.1 CUT-OFF GRADE CALCULATIONS AS PER ENDEAVOUR SILVER
Item	Source	Unit	Terronera	La Luz
Estimated Mining Cost	P&E	US$/t	53.00	83.50
Estimated Plant Cost	Endeavour Silver	US$/t	21.00	21.00
Estimated Tailings Transport Cost	Endeavour Silver	US$/t	1.20	1.20
Estimated Administration Cost	Endeavour Silver	US$/t	8.70	8.70
Estimated Concentrate Cost	Endeavour Silver	US$/t	3.48	3.48
Total Cost		US$/t	87.38	117.88
Cut-Off Grade		AgEq g/t	165	222

P&E Mining Consultants Inc.	Page 142 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 15.2 CUT-OFF GRADE INPUT PARAMETERS PROVIDED BY ENDEAVOUR SILVER
Parameter	Unit	Value for Gold	Value for Silver
Metal Price	US$ / oz	1,275	17
Recovery	%	85.0	88.5
Mass Pull	%	2.2
Concentrate Payable	%	98.0	97.5
Refining Cost	US$ / oz	6.00
Tailings Cost	USS$ / dmt	110.00
Transport Cost	US$ / dmt	37.06
Sales Cost	US$ / dmt	5.00
Tranport Losses	%	0.2
Property NSR Royalty	%	2.00
Government Precious Metals Royalty	%	0.5
Arsenic Penalty*	US$ / dmt	6.00
Antimony Penalty**	US$ / dmt	0.00
Bismuth Penalty***	US$ / dmt	0.00
Concentrate Costs	US$ / dmt	3.48
Payable Recovery	%	80.8	81.2

* Arsenic Penalty is $2.00 per 0.1% above 0.2%
** Antimony Penalty is $0.50 per 0.01% above 0.05%
*** Bismuth Penalty is $0.30 per 0.01% above 0.04% ..

15.2    MINING DILUTION

To recover the ore from the veins in the Terronera and La Luz deposits, some waste material will be mined. Internal (planned) dilution is already incorporated into the mining shapes (see Figure 15.1) . Unplanned (external) dilution is expected to have a non-zero metal content that varies in grade depending on mining location. To interpolate the diluting grade, a diluting “skin” was modelled around the mining shapes. This skin was subsequebtly interrogated against drill hole assays used for modelling the Deposit to estimate the metal content of the dilution. Details on the metal content of the skins can be found in Sections 0 and 0.

Due to the fact that mining areas abut backfilled areas, an additional amount of zero-grade backfill dilution was added to account for overbreak during blasting or gouging of the floor/walls during ore loading.

P&E Mining Consultants Inc.	Page 143 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

FIGURE 15.1 STOPE DELINEATION AT TERRONERA

Below COG at 2.4m Minimum Mining Thickness
N
Block AgEq
Geology Solid
Mineable Shape
Below COG
Below COG
0
10
20
METRES
TERRONERA MINE STOPE DELINEATION DIAGRAM
P&E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
NOT FOR CONSTRUCTION

Note: Coordinate system: WGS 84 / UTM Zone 13Q

15.2.1      Terronera Mining Dilution

To create the diluting skin around the mining shapes in the Terronera Deposit, overbreak outside of the mining shape was estimated at 0.15 m on the Hanging Wall (HW) and Footwall (FW) sides. Floor and roof overbreak was discounted in the skin due to the floor dilution being replaced by backfill dilution, and dilution in the roof being at the full grade of the Deposit as the veins extend upwards. Details of the metal content of the diluting material can be seen in Table 15.3.

P&E Mining Consultants Inc.	Page 144 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 15.3 TERRONERA DILUTING GRADES BY MINING BLOCK
Mining Block	Au (g/t)	Ag (g/t)	AgEq (g/t)
M1	0.58	50	94
M5	0.45	57	91
M6	0.17	41	54
M8	0.48	39	75
M9	0.41	59	90

Total dilution of the Terronera Deposit is estimated at 11.6% by mass, comprised of 3% backfill dilution and 8.6% FW/HW dilution. The minimum mining width at Terronera is 2.1 m.

A detailed breakdown of the dilution at Terronera by type and grade can be seen in Table 15.4 in Section 0. Total diluting tonnes in the Terronera Deposit, prior to mining losses, are 449 kt.

15.2.2      La Luz Mining Dilution

To create the diluting skin around the mining shapes in the La Luz Deposit, overbreak outside of the mining shapes was estimated at 0.10 m on the Hanging Wall (HW) and Footwall (FW) sides. Floor and roof overbreak was discounted in the skin due to the floor dilution being replaced by backfill dilution, and roof dilution being at the full grade of the Deposit. The decrease in overbreak at La Luz versus at Terronera is a result of a change from drift-and-fill mining to resue mining with a decreased minimum mining width. Details of the metal content of the diluting material can be seen in Table 15.4 below.

TABLE 15.4 LA LUZ DILUTING GRADES BY MINING BLOCK
Mining Block	Au (g/t)	Ag (g/t)	AgEq (g/t)
M7	0.27	8	28

Total dilution of the La Luz Deposit is estimated at 22.1% by mass, comprised of 3% backfill dilution and 19.1% FW/HW dilution. The La Luz Vein is a much higher-grade deposit and is much more narrow deposit than Terronera, resulting in a greater dilution by mass at La Luz than at Terronera. The minimum mining width at La Luz in an ore resue is 0.9 m, with the ore loading horizon being a minimum of 2.1 m wide.

P&E Mining Consultants Inc.	Page 145 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

A detailed breakdown of the dilution at La Luz by type and grade can be seen in Table 15.6 in Section 0 below. Total diluting tonnes in the La Luz Deposit, prior to mining losses, are 27 kt.

15.3    MINING LOSS

Throughout the course of underground mining operations (drill, blast, load, haul), some ore material that was planned to be mined will fail to reach the process plant. This loss is estimated at 5% of the diluted quantity, resulting in a mining recovery of 95% of diluted mineralized material. This factor was applied to both the Terronera and La Luz deposits equally, as both deposits use nearly identical equipment and have very similar mining methods.

15.4    MINING OPERATING COST INPUTS

Initial cut-off grades were calculated from estimates of mining costs. Final cost calculations resulted in higher mining costs than initially estimated, as explained in the following subsections, however, with little overall impact.

15.4.1     Terronera Mining Operating Cost

Initial mining operating cost estimates for the Terronera Deposit were $53.00 per tonne of ore for a 1,500 tpd production schedule. Once modelling was completed, the final mining operating cost was determined to be $62.59 per tonne, due partly to changes in the production plan, revised operating costs and other alterations to the mine design. However, the marginal cost of mining a tonne of ore was determined to be $54.76 per tonne, which equates to a COG of 163 g/t. P&E believes it is appropriate to maintain the 165 g/t COG for the Terronera Deposit, as the variance in mineralized tonnage between the marginal COG and the estimated COG is minor (see Figure 15.2) .

P&E Mining Consultants Inc.	Page 146 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

15.4.2      La Luz Mining Operating Cost

Initial mining operating cost estimates for the La Luz Deposit were $83.50 per tonne of ore. Once modelling was completed, the final mining operating cost was substantially higher at $133.08 per tonne. This was primarily due to changes in the design, processing plans for the Deposit (transport to an off-site processing plant), and also due to the structuring of the mine cost centres (costs that could have been spread across the combined project were assigned to specific deposits, which has a disproportionately high impact on the cost per tonne at La Luz due to the small size of the Deposit relative to Terronera). The marginal cost of mining a tonne of ore in the La Luz Deposit was determined to be $102.85 per tonne, which equates to a COG of 251 g/t AgEq. P&E believes it is appropriate to maintain the 222 g/t COG for the La Luz Deposit, as minor changes to the cost centres of the model would further adjust the operating cost and its associated impact, and the variance in mineralized tonnage between the marginal COG and the originally estimated COG is roughly 3% (see Figure 15.3), most of which would be recovered as overbreak dilution through regular mining operations.

P&E Mining Consultants Inc.	Page 147 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

15.5    MINERAL RESERVE ESTIMATE

15.5.1      Factors Affecting Mineral Reserve Estimate

Factors that affect the Mineral Reserve Estimate include, but are not limited to: dilution; metal prices; mining and processing costs and recoveries; capital costs; and management of the operation and its environmental impacts. This section Qualified Person is of the opinion that these factors have been sufficiently addressed in this Updated Technical Report.

The factor with the largest impact on the Mineral Reserve calculated in this Updated Technical Report is metal prices, with the Terronera Deposit being most heavily influenced by silver prices, and the La Luz Deposit being most heavily influenced by gold prices. For the combined project to mine both deposits, the price of silver will have the greatest impact on the total Mineral Reserve Estimate.

15.5.2      Mineral Reserve Calculation

To calculate the Mineral Reserve, the initial mining shapes are constructed, subsequently a mineralized diluting skin and an unmineralized backfill dilution quantity are added, and the finally the mining loss is subtracted to determine the Mineral Reserve. The values used to determine the Mineral Reserve at the Terronera and La Luz deposits can be seen in Table 15.5 and Table 15.6 below.

P&E Mining Consultants Inc.	Page 148 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 15.5 TERRONA DEPOSIT PROBABLE MINERAL RESERVE CALCULATION
Material Descriptor	Tonnes (000’s)	Au (g/t)	Ag (g/t)	AgEq (g/t)	Au (oz 000’s)	Ag (oz 000’s)	AgEq (oz 000’s)
Internally Diluted Mineral Resource	5,135	2.30	230	403	380	37,986	66,486
Diluting Skin	442	0.44	47	80	6	665	1,137
Backfill Dilution	154	0.00	0	0	0	0	0
Subtotal: Dilution	597	0.33	35	59	6	665	1,137
Subtotal: Diluted Mineral Resource	5,731	2.10	210	367	386	38,651	67,662
Mining Loss @ 5%	(287)	2.10	210	367	19	1,933	3,381
Mined Mineral Reserve	5,445	2.10	210	367	367	36,719	64,241

TABLE 15.6 LA LUZ DEPOSIT PROBABLE MINERAL RESERVE CALCULATION
Material Descriptor	Tonnes (000’s)	Au (g/t)	Ag (g/t)	AgEq (g/t)	Au (oz 000’s)	Ag (oz 000’s)	AgEq (oz 000’s)
Internally Diluted Mineral Resource	122	13.90	192	1,234	55	754	4,855
Diluting Skin	23	0.27	8	28	0	6	21
Backfill Dilution	4	0.00	0	0	0	0	0
Subtotal: Dilution	27	0.23	7	24	0	6	21
Subtotal: Diluted Mineral Resource	149	11.84	182	1,070	55	759	4,876
Mining Loss @ 5%	(7)	11.84	182	1,070	3	38	244
Mined Mineral Reserve	142	11.84	182	1,070	52	721	4,632

15.5.3      Mineral Reserve Summary

The summary of the Mineral Reserve for the Terronera and La Luz deposits can be seen below in Table 15.7. There is no Proven Mineral Reserve for either deposit.

P&E Mining Consultants Inc.	Page 149 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 15.7 TERRONERA AND LA LUZ PROBABLE MINERAL RESERVE(1-5)
Deposit	Tonnes (kt)	Au (g/t)	Ag (g/t)	AgEq (g/t)	Au (koz)	Ag (koz)	AgEq (koz)
Terronera	5,445	2.10	210	367	367	36,719	64,241
La Luz	142	11.84	182	1,070	52	721	4,632
Combined	5,587	2.33	208	383	419	37,440	68,873

1.

The Mineral Reserve in this Updated Technical Report was estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.

2.	AgEq g/t = Ag g/t + (Au g/t x 75)
3.	Historical mined areas were depleted from the Terronera Mineral Reserve model.
4.	See section 15 for more detail on Mineral Reserve parameters.
5.	Grades vary from the January 19th 2019 Mineral Reserve disclosure news release due to the elimination of longhole mining from previous studies.

P&E Mining Consultants Inc.	Page 150 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

16.0    MINING METHODS

16.1    INTRODUCTION

The underground operations at Terronera and La Luz will both be accessed via a ramp. In the case of Terronera, the ramp access will connect to a main haulage drift near the M1 mining block (see Figure 16.1), and in the case of La Luz it will connect roughly centrally to the deposit near the bottom of the upper M7 block (see Figure 16.2) . The Terronera Deposit has a rail haulage system for transporting ore underground to the process plant area, whereas all material from the La Luz Deposit is envisioned to be hauled entirely by contractor truck. Both deposits use versions of cut-and-fill mining for their primary production. Terronera uses Drift-and-Fill (D&F) mining, and La Luz uses Resue cut-and-fill. Backfill in both areas will be a combination of cemented and uncemented rock fill. Cement contents will vary from 4% to 8% by mass as required.

Development at both deposits will begin at the same time (the first day of Q1 of Year -1). The La Luz Deposit will be mined as quickly as possible while the Terronera Deposit is being brought into production. Until the Terronera process plant is complete at the end of Q2 of Year 1, ore from the La Luz Deposit will be processed offsite at Endeavour Silver’s Bolañitos process plant. Production from La Luz will average roughly 200 tpd over its life, with the Terronera Deposit’s production ramping up to 1,500 tpd across the year spanning Year -1 Q4 until Year 1 Q4. Production will remain at a total 1,500 tpd across both deposits until Year 10 Q4, when it will gradually decline to roughly 580 tpd by the end of mine life at the end of Year 12.

P&E Mining Consultants Inc.	Page 151 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

FIGURE 16.1 TERRONERA DEPOSIT LONGITUDINAL PROJECTION

LEGEND
MINEABLE SHAPE OUTLINE
VENTILATION INFRASTRUCTURE
OREPASS SYSTEM
LOCOMOTIVE RAIL DEVELOPMENT
RAMP
30M CROWN PILLAR
MAIN LEVEL ACCESS AT 1380EL
MILL PORTAL PROJECTED TOPOGRAPHY
MILL PORTAL
PORTAL
M1
M8
M9
M5
M6
0
250
500
METRES
TERRONERA MINE
LONGITUDINAL PROJECTION
P&E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
SCALE NTS
DATE-APR-8, 2019
NOT FOR CONSTRUCTION

P&E Mining Consultants Inc.	Page 152 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

FIGURE 16.2 LA LUZ DEPOSIT LONGITUDINAL PROJECTION

1400 EL
1300 EL
1200 EL
1100 EL
1000 EL
2298820 N
517,800 E
2298800 N
518,000 E
2298780 N
518,200 E
2298760 N
518400 E
VENT RAISE
LEGEND
MINEABLE SHAPE OUTLINE
VENTILATION INFRASTRUCTURE
REMUCK
RAMP
PORTAL
1260
1240
1220
1200
1180
1160
1140
1120
1100
1080
0
50
100
METRES
LA LUZ MINE
LONGITUDINAL PROJECTION
P&E MINING CONSULTANTS INC.

P&E Mining Consultants Inc.	Page 153 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

FIGURE 16.3 TERRONERA AND LA LUZ PLAN VIEW

516,500 E
517,000 E
517,500 E
518,000 E
229,000 N
2,298,500 N
2,298,000 N
2,297,500 N
2,297,000 N
2,296,500 N
2,296,000 N
LA LUZ MINE
M7
PORTAL
N
MILL PORTAL
TERRONERA MINE
LOCOMOTIVE DEVELOPMENT
PORTAL
M1
M8
M9
M5
1380 EL DEVELOPMENT
LEGEND
MINEABLE SHAPE OUTLINE
REFUGE
OREPASS SYSTEM
VENTILATION RAISE
PUMP STATION
DEVELOPMENT
MAGAZINE
SURFACE BREAKTHROUGH
MECHANICS SHOP
0
250
500
METRES
COMPOSITE PLAN VIEW
TERRONERA AND LA LUZ
P&E MINING CONSULTANTS INC.

The Terronera Deposit is comprised of several veins of varying thicknesses, whereas the La Luz Deposit comprises a single narrow vein. Drift and Fill mining will be used for production of the Terronera Deposit, and Resue mining will be used for production in the La Luz Deposit (Figure 16.3) .

P&E Mining Consultants Inc.	Page 154 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

16.2    GEOTECHNICAL CONSIDERATIONS

A Pre-Feasibility level geotechnical analysis was undertaken on the Terronera Deposit by Knight Piésold in March, 2017 in order to provide guidance on geotechnical considerations. The analysis was based on a previous iteration of the mine plan and did not consider the La Luz Deposit. The geotechnical analyses were used as a basis for all assumptions used in Section 0. Based on the geotechnical analysis, the main ground control issues during mining are expected to be associated with:

  The quality of the Terronera Vein in the roof of the stopes. The properties of this unit have a significant impact on the ground support recommendations and the expected performance and dimensions of the crown pillars and sill pillars.

  Random shears or structures intersecting the mine openings. These interactions could result in the formation of wedges that overtop the recommended ground support. The failures observed to date in the historical underground workings are primarily of this type.

  Locally reduced rock mass quality associated with faults. Numerous faults are expected intersect the mine openings. These faults represent zones of reduced rock mass quality and will likely require additional ground support. The Arroyo Fault is of particular concern. Wherever possible, access development and infrastructure should avoid this area.

  Larger spans, particularly those associated with intersections should be cable bolted.

  Interaction with historic mine openings. Historic mine openings are known to be present at both the Terronera and La Luz deposits, though their position is not reliably known. The openings may not be backfilled and may be water-filled.

16.2.1      Rock Class

The vein at the Terronera deposit has been sub-divided into three classes (1, 2 and 3) based on rock mass quality. Each class has been assigned a maximum opening span as per Table 16.1 below. Where mining widths exceed the class maximum opening span, openings are driven at or below the minimum span, and then backfilled with cemented fill prior to another opening being driven adjacent to the previous one.

TABLE 16.1 MAXIMUM OPENING SPAN BY ROCK CLASS
Class	Maximum Span of Opening
1	5.5 m
2	4.5 m
3	3.0 m

P&E Mining Consultants Inc.	Page 155 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

Since a geotechnical study of the La Luz Deposit is currently in progress, the current mine plan assumes that the vein at the La Luz Deposit consists entirely of Class 3. This assumption will be reassessed upon completion of the geotechnical study. Maximum spans and the details of the mining strategy at the La Luz Deposit have not yet been evaluated from a geotechnical perspective.

The rock masses in the Hanging wall and Footwall of the Terronera Deposit have been grouped into geomechanical domains. Each domain contains rock masses with similar engineering characteristics that are expected to perform similarly during mining. The rock mass quality domains were defined as follows:

  Main Zone - Approximately located in the centre of the deposit. Associated with the most competent rock within the deposit.

  Surface Effects Zone - Reduced rock mass quality was observed in the upper 100 m of the northwest area of the deposit. The reduction in rock mass quality is attributed to weathering.

  Arroyo Fault Zone - Approximately located at the eastern end of the deposit. A major fault zone that represents the least competent rock within the deposit.

  Transition Zone - A transition between the Arroyo Fault Zone and the Main Zone.

Note that the rock mass characteristics along the rail haulage at the Terronera Deposit and the between the deposit and process plant have not been investigated. It is recommended that further geotechnical analyses be undertaken both prior to and during development to characterise this area and to refine the results of the previous study at the Terronera Deposit and the on-going study at the La Luz Deposit.

16.2.2      Crown Pillars

At the Terronera Deposit, crown pillars of varying thicknesses have been left above the mining horizons for long-term ground stability. A minimum crown pillar thickness of 30 m was recommended by Knight Piésold and has been incorporated into the design of the M1, M8, M9 and M5 mining zones. Note that in the M8 and M9 mining zones the mineralization ceases to be economically viable to recover prior to reaching the minimum crown pillar thickness.

At the La Luz Deposit, a geotechnical study is currently in progress, and the required minimum crown pillar thickness has not yet been defined. A minimum 30 m crown pillar (based on the crown pillar recommendations for the Terronera deposit) has been incorporated where necessary above the M7 mining block. The lower portion of the block has economically viable mineralization that intersects with the pillar, while the upper portion of the block does not. The crown pillar dimensions will be reviewed once the geotechnical study is complete.

P&E Mining Consultants Inc.	Page 156 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

16.2.3      Temporary Sill Pillars

To provide sufficient mining faces to maintain the 1,500 tpd production rate, certain areas of the Terronera and La Luz deposits were designated as temporary sill pillars to split the mining blocks into multiple mining areas. Twenty-one sill pillars have been incorporated into the mine plan. These pillars vary in thickness from 16 to 20 m, and will be recovered near the end of mine life using the same mining methods as the rest of the deposit. In some years of the mine life, the majority of mining will be within sill pillars.

Geotechnical analyses for the Terronera Deposit suggest that a pillar thickness of 12 m is achievable for mining widths up to 9 m in the Class 1 and Class 2 vein. The required sill pillar dimensions for the La Luz Deposit have not yet been evaluated from a geotechnical perspective. Figure 16.4 and Figure 16.5 below show the location of these pillars in the Terronera and La Luz deposits.

To ensure the safety of personnel engaged in pillar recovery operations, artificial pillars constructed from cemented rockfill (CRF) will be placed in the mining horizon above the temporary sill pillar to provide a stable roof during pillar recovery. This backfill is expected to be comprised of CRF at 8% cement by mass. The cement content of the artificial pillar was selected based on previous experience at other sites, however this should be further investigated using site data to determine its suitability prior to construction. The quality of the backfill early in the mine life is a key consideration for the successful implementation.

P&E Mining Consultants Inc.	Page 157 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

FIGURE 16.4 TERRONERA PILLARS AND ROCK CLASS DETAILS

LEGEND
MINE DESIGN
HIGH STRENGTH SILL
30M CROWN PILLAR
M1
M8
M9
M5
M6
TO MILL PORTAL
PORTAL
2000 EL
1900 EL
1800 EL
1700 EL
1600 EL
1500 EL
1400 EL
1300 EL
1200 EL
1100 EL
1000 EL
900 EL
800 EL
1500
1440
1380
1300
1460
1420
1400
1260
1220
1180
1160
1480
1360
METRES
TERRONERA MINE
LONGITUDINAL PROJECTION
HIGH STRENGTH SILL PILLARS
P&E MINING CONSULTANTS INC.
Brampton, Ontario, Canada
NOT FOR CONSTRUCTION

* *Some areas have multiple stacked pillars due to sequencing requirements driving a top-down mining level progression*

P&E Mining Consultants Inc.	Page 158 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

FIGURE 16.5 LA LUZ PILLARS*

1400 EL
1300 EL
1200 EL
1100 EL
1000 EL
VENT
RAISE
LEGEND
MINE DESIGN
HIGH STRENGTH SILL
PORTAL
1260
1200
1160
1120
0
50
100
METRES
LA LUZ MINE
LONGITUDINAL PROJECTION
HIGH STRENGTH SILLS
P&E MINING CONSULTANTS INC.

* It is assumed that Rock Class = 3 in all areas of the La Luz Deposit, however, maximum required mining width is only 2.1 m.

P&E Mining Consultants Inc.	Page 159 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

16.2.4      Ground Support

Initial ground support designs have been developed for the Terronera Deposit. As the geotechnical study for La Luz deposit is on-going, recommendations have not been developed for ground support elements or installation practices at the deposit. It is envisioned that the contractor and company will use experiences gained at other operations to inform their final selection of a ground support regime. Generally, ground support has been costed under the assumption that wire mesh screen and friction bolts will be used as primary support in production areas, with the installation of cable bolts, strapping, and shotcrete as required. In the waste development, wire mesh screen and rebar bolts will be used as primary support, with the installation of cable bolts, strapping, and shotcrete as required. A summary of the preliminary ground support recommendations for cut and fill stopes is shown in Table 16.2.

P&E Mining Consultants Inc.	Page 160 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

P&E Mining Consultants Inc.	Page 161 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

16.2.5      Backfill

Backfill at the Terronera and La Luz deposits will be one of two types: cemented or uncemented rock fill. Uncemented Rock Fill (UCF) will be composed of either development waste or quarried rock. Cemented Rock Fill (CRF) will be composed of crushed development waste or quarried waste, sized to <100 mm and mixed with a portion of grey (Portland) cement binder. This binder content will be either 4% by mass for areas to be laterally exposed in future workings but not undercut, or 8% by mass for areas to be undercut by future workings. Any areas that will not be either laterally exposed or undercut will be filled with UCF material. All backfill will be trucked to a local remuck and placed by LHD.

Insufficient development waste material exists to fill the required production voids. It is expected that 1.47 Mt of rock will need to be quarried from Year 7 until the end of mine life to supplement the development waste.

It is expected that 139 kt of cement will be consumed in the CRF backfill throughout the life of the mine.

16.3    WASTE DEVELOPMENT

It is expected that all waste development outside of production areas will be performed by contractors using equipment provided by Endeavour Silver, with the exception of haul trucks and raisebore units, which will be provided by their respective contractors or by Endeavour Silver, at Endeavour Silver’s discretion.

16.3.1      Lateral Development

Main lateral waste development is performed with 2-boom jumbos, 7-tonne class LHDs, and mechanized bolters. This development includes all parts of the ramp and level up to the start of the attack ramp, excluding the orepass access on levels with an orepass. Haulage will be performed with 10 m3 class surface haul trucks. The same equipment will be used at both deposits, and it is envisioned that the fleet will be shared between the deposits as required.

A summary of lateral waste development metres by type can be seen below in Table 16.3.

P&E Mining Consultants Inc.	Page 162 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 16.3 LATERAL WASTE DEVELOPMENT METRE SUMMARY
Deposit	Drift Type	Nominal Dimensions	Total Mine Development
Terronera	Main Ramp Ramp Loadout	5.0 mW x 5.0 mH 5.0 mW x 6.0 mH	19,588 m 2,023 m
	Driven Attack Ramps & Waste Crosscuts Between Veins	3.5 mW x 4.0 mH	6,550 m
	Slashed Attack Ramps*	Varies	6,481 m
	OP Access	4.0 mW x 4.0 mH	773 m
La Luz	Main Ramp	5.0 mW x 5.0 mH	2,339 m
	Ramp Loadout Driven Attack Ramp	5.0 mW x 6.0 mH 2.4 mW x 3.3 mH	303 m 430 m
	Slashed Attack Ramps* OP Access	Varies 3.0 mW x 4.0 mH	1,641 m 0 m
Total	Main Ramp Ramp Loadout	5.0 mW x 5.0 mH 5.0 mW x 6.0 mH	21,927 m 2,326 m
	Driven Attack Ramp Slashed Attack Ramps*	Varies Varies	6,980 m 8,122 m
	OP Access	Varies	773 m
Total lateral metres			40,128 m

* Equivalent metres based on slashed volumes.

16.3.2     Vertical Development

Vertical development will be a combination of raisebore and drop raise development. A specialized contractor will be brought in to raisebore ventilation raises at 3.1 m diameter, orepasses at 2.4 m diameter, and escapeways at 1.2 m diameter. For other vertical development, a longhole drill will be used to drill a drop raise for ventilation or material handling.

At Terronera, for scheduling reasons, ventilation raises above the 1380EL truck drift will be driven with a raisebore, and all ventilation raises below the 1380EL truck drift will be drop raised at 4.0 m x 4.0 m with a longhole drill, with the exception of the M1 lower vent raise. All orepasses will be driven with a raisebore, with all fingers drop raised with the longhole drill. To ensure proper blasting of these parts of the raises, electronic detonators will be used. Escapeways above the 1380EL truck drift will be driven with a raisebore, and escapeways below will be timbered compartments within the drop-raised vent raises, with the exception of the M1 lower escapeway. This will require drawing down the waste from the blast and supporting the entire raise.

A summary of vertical waste development metres by type can be seen below in Table 16.4.

P&E Mining Consultants Inc.	Page 163 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 16.4 VERTICAL WASTE DEVELOPMENT METRE SUMMARY
Deposit	Drift Type	Nominal Dimensions (m)	Total Mine Development (m)
Terronera	Drop Raise Small	1.8 W x 1.8 H	589
	Drop Raise Large	2.4 W x 2.4 H	618
	Raisebore Escapeway	1.2 dia.	800
	Raisebore Orepass	2.4 dia.	1,106
	Raisebore Vent Raise	3.1 dia.	1,087
La Luz	Drop Raise Small	1.8 W x 1.8 H	0
	Drop Raise Large	2.4 W x 2.4 H	127
	Raisebore Escapeway	1.2 dia.	0
	Raisebore Orepass	2.4 dia.	0
	Raisebore Vent Raise	3.1 dia.	115
Total	Drop Raise Small	1.8 W x 1.8 H	589
	Drop Raise Large	2.4 W x 2.4 H	745
	Raisebore Escapeway	1.2 dia.	800
	Raisebore Orepass	2.4 dia.	1,106
	Raisebore Vent Raise	3.1 dia.	1,202
Total vertical metres			4,442

16.4    DRIFT AND FILL MINING METHODS

Drift-and-Fill (D&F) mining involves the excavation of ore material from a cut, and placement of backfill to allow for adjacent mining operations. The backfill material will be consolidated or unconsolidated, depending on its intended application. Numerous sub-types of D&F mining exist, of which two different types will be used for primary production at Terronera and La Luz.

16.5    DRIFT-AND-FILL MINING

The Terronera Deposit is comprised of several veins of varying thicknesses, some of which exceed the maximum opening span for the rock class. To fully recover the ore from these areas, multiple parallel drifts will be required. As such, Drift-and-Fill mining will be used at Terronera. Where multiple parallel drifts are required, the first drift excavated will be backfilled with CRF to provide stable walls for adjacent mining operations, but not tight-filled to the roof. A small void (approximately 0.5 -0.6 m) will be left to provide void for the level above to be blasted in to (removing the need for drilling a cut on the drift above). Span breaks (e.g. timbers or shotcrete) will be installed every 3 m during development to provide support to the material above. These breaks will be in a 1:1:1 ratio proportional to the height of the void between the fill and the roof.

P&E Mining Consultants Inc.	Page 164 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

Where an artificial sill pillar is required, all drifts in that level will be filled with 8% CRF until the required pillar thickness is reached, at which point normal filling practices (4% CRF for future lateral exposure, UCF for unexposed areas) will resume.

Each level is generally comprised of five “lifts” to create a nominal level spacing of 20 m, however, certain areas may have more, or fewer, lifts as required for mining operations. Drift widths are generally optimized for a 7-tonne class scoop and at least 3.0 m wide, however in certain areas where thin cuts are required, and a 3-tonne class scoop will be used in drifts as narrow as 2.1 m wide. Each lift will be 200-450 m long and will be accessed via an attack ramp from the main level area that will intersect centrally, subdividing the lift into two working areas extending 100-250 m along strike. The maximum gradient of the attack ramps will be ±20%. As each lift is exhausted, the roof of the attack ramp will be slashed out to provide access to the lift above, and the process will repeat until the level is exhausted, at which point mining operations will relocate to the level above. All drift-and-fill mining operations will progress within a level in an overhand fashion to limit the requirements for personnel to access areas underneath consolidated fill. Detailed diagrams of the mining method are shown in Appendix G.

16.5.1      Resue Mining

The La Luz Deposit is comprised of a single narrow vein which rarely exceeds 1 m in width and is normally significantly narrower. The minimum mining width of the equipment in use at Terronera is 2.1 m, making the drift-and-fill method an inappropriate choice due to excessive dilution of the vein. Resue mining, where the ore from the lift above is mined from the lift below prior to mining the waste and filling the drift below, has therefore been selected to reduce dilution, utilize the same mining fleet between Terronera and La Luz, and reduce overall mining costs of the La Luz Vein.

Resue mining at La Luz will begin with the excavation of a main level, with an attack ramp at a maximum gradient of ±20% connecting to the centre of the lowest lift in a mining level, dividing the lift into two 150 m long sections. Normal drifting methods will be used on the lowest lift in each level to excavate a void for mining the next lift above. All material from this lift will be treated as ore and sent to the plant. Once the excavation is complete, the production drill jumbo will be used to drill upholes along the ore contact in the roof to blast the ore from the lift above down into the void in the excavated lift below. This material will then be excavated using a 4-tonne loader, after which the trench in the roof will be supported, and then the waste in the lift above (including the roof of the attack ramp) will be drilled and blasted down into the lift below in a similar manner to the ore. This waste will form the floor of the next lift, but may require additional fill tonnes to bring it to the required floor level of the next lift. After supporting the newly excavated lift, the process will repeat in an overhand fashion until the level is exhausted. Detailed diagrams of the mining method can be seen in Appendix H.

Where the mining level is going to become an artificial sill pillar, all waste from the resue will be excavated and replaced with CRF comprising 8% cement be mass to create the artificial pillar until the required thickness is reached.

P&E Mining Consultants Inc.	Page 165 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

16.6    REPRESENTATIVE DRAWINGS

Representative drawings of mining levels can be seen in Figure 16.6. A representative cross-section of the main ramp can be seen in Figure 16.7.

P&E Mining Consultants Inc.	Page 166 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

16.7    MINING BLOCKS

16.8    TERRONERA

The Terronera Deposit has been divided into five mining blocks, labelled M1, M5, M6, M8 and M9. M8 and M9 replace areas previously assigned to blocks M2, M3 and M4 in earlier designs and reports. Block locations are as shown in Figure 16.1.

16.9    LA LUZ

The La Luz Deposit is comprised of a single mining block, which is divided into upper and lower areas. These areas are connected, but offset laterally, as can be seen in Figure 16.2.

P&E Mining Consultants Inc.	Page 167 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

16.10   SCHEDULES

16.10.1  Development

The lateral waste development schedule can be seen in Table 16.5.

The vertical waste development schedule can be seen in Table 16.6.

16.10.2  Production

The production schedule by mining block can be seen in Table 16.7.

The production schedule by mining method can be seen in Table 16.8.

P&E Mining Consultants Inc.	Page 168 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 16.5 LATERAL WASTE DEVELOPMENT SCHEDULE BY TYPE AND PERIOD (METRES)
Deposit	Development Type	YR-1	YR1	YR2	YR3	YR4	YR5	YR6	YR7	YR8	YR9	YR10	YR11	YR12	Total
Terronera	Main Ramp	6,856	6,494	2,081	1,032	1,068	-	-	1,068	989	-	-	-	-	19,588
	Ramp Loadout	452	683	181	117	120	-	-	86	101	-	-	-	-	1,739
	Attack Ramp & Crosscuts	219	675	901	508	369	366	452	734	703	704	661	177	79	6,550
	Slashed Attack Ramps	-	293	667	593	614	389	576	400	755	526	927	596	148	6,481
	OP Loadout	283	323	129	99	98	-	-	41	84	-	-	-	-	1,057
	Total Lateral Waste Metres	7,809	8,467	3,958	2,349	2,269	755	1,028	2,328	2,632	1,231	1,588	773	226	35,415
La Luz	Main Ramp	2,339	-	-	-	-	-	-	-	-	-	-	-	-	2,339
	Ramp Loadout	250	-	-	-	-	-	-	-	-	-	-	-	-	250
	Attack Ramp	273	157	-	-	-	-	-	-	-	-	-	-	-	430
	Slashed Attack Ramps	211	1,022	409	-	-	-	-	-	-	-	-	-	-	1,641
	OP Loadout	54	-	-	-	-	-	-	-	-	-	-	-	-	54
	Total Lateral Waste Metres	3,126	1,179	409	-	-	-	-	-	-	-	-	-	-	4,713
Combined	Main Ramp	9,195	6,494	2,081	1,032	1,068	-	-	1,068	989	-	-	-	-	21,927
	Ramp Loadout	702	683	181	117	120	-	-	86	101	-	-	-	-	1,989
	Attack Ramp & Crosscuts	492	832	901	508	369	366	452	734	703	704	661	177	79	6,980
	Slashed Attack Ramps	211	1,314	1,076	593	614	389	576	400	755	526	927	596	148	8,122
	OP Loadout	336	323	129	99	98	-	-	41	84	-	-	-	-	1,111
	Total Lateral Waste Metres	10,936	9,646	4,367	2,349	2,269	755	1,028	2,328	2,632	1,231	1,588	773	226	40,128

P&E Mining Consultants Inc.	Page 169 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 16.6 VERTICAL WASTE DEVELOPMENT SCHEDULE BY TYPE AND PERIOD (METRES)
Deposit	Development Type	YR-1	YR1	YR2	YR3	YR4	YR5	YR6	YR7	YR8	YR9	YR10	YR11	YR12	Total
Terronera	Drop Raise (Small)	-	288	77	77	60	-	-	12	75	-	-	-	-	589
	Drop Raise (Large)	56	374	188	-	-	-	-	-	-	-	-	-	-	618
	Raisebore (Escapeway)	291	288	220	-	-	-	-	-	-	-	-	-	-	800
	Raisebore (OP)	168	659	240	39	-	-	-	-	-	-	-	-	-	1,106
	Raisebore (VR)	792	80	215	-	-	-	-	-	-	-	-	-	-	1,087
	Total Vertical Meters	1,308	1,689	940	116	60	-	-	12	75	-	-	-	-	4,200
La Luz	Drop Raise (Small)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Drop Raise (Large)	127	-	-	-	-	-	-	-	-	-	-	-	-	127
	Raisebore (Escapeway)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Raisebore (OP)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Raisebore (VR)	114	-	-	-	-	-	-	-	-	-	-	-	-	114
	Total Vertical Meters	242	-	-	-	-	-	-	-	-	-	-	-	-	242
Combined	Drop Raise (Small)	-	288	77	77	60	-	-	12	75	-	-	-	-	589
	Drop Raise (Large)	183	374	188	-	-	-	-	-	-	-	-	-	-	745
	Raisebore (Escapeway)	291	288	220	-	-	-	-	-	-	-	-	-	-	800
	Raisebore (OP)	168	659	240	39	-	-	-	-	-	-	-	-	-	1,106
	Raisebore (VR)	907	80	215	-	-	-	-	-	-	-	-	-	-	1,202
	Total Vertical Meters	1,550	1,689	940	116	60	-	-	12	75	-	-	-	-	4,442

P&E Mining Consultants Inc.	Page 170 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 16.7 PRODUCTION STOPING SCHEDULE BY MINING BLOCK (K TONNES)
Deposit	Mining Block	YR-1	YR1	YR2	YR3	YR4	YR5	YR6	YR7	YR8	YR9	YR10	YR11	YR12	Total
Terronera	M1	3	35	-	-	33	40	55	39	79	69	59	33	31	476
	M5	-	-	-	32	-	-	25	30	48	67	149	71	57	478
	M6	-	25	118	128	163	84	12	35	12	-	-	-	-	578
	M8	-	117	105	191	62	175	315	341	302	290	228	93	95	2,315
	M9	-	100	264	176	267	226	118	80	85	99	80	84	21	1,598
	Subtotal	3	277	487	526	525	525	525	525	525	525	517	281	204	5,445
La Luz	M7	19	85	38	-	-	-	-	-	-	-	-	-	-	142
Combined	Total	22	362	525	526	525	525	525	525	525	525	517	281	204	5,587

TABLE 16.8 PRODUCTION STOPING SCHEDULE BY MINING METHOD (K TONNES)
Deposit	Mining Method	YR-1	YR1	YR2	YR3	YR4	YR5	YR6	YR7	YR8	YR9	YR10	YR11	YR12	Total
Terronera	Drift & Fill	3	277	487	526	525	525	525	525	525	525	517	281	204	5,445
	Resue	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	Total	3	277	487	526	525	525	525	525	525	525	517	281	204	5,445
La Luz	Drift & Fill	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	Resue	19	85	38	0	0	0	0	0	0	0	0	0	0	142
	Total	19	85	38	0	0	0	0	0	0	0	0	0	0	142
Combined	Drift & Fill	3	277	487	526	525	525	525	525	525	525	517	281	204	5,445
	Resue	19	85	38	0	0	0	0	0	0	0	0	0	0	142
	Total	22	362	525	526	525	525	525	525	525	525	517	281	204	5,587

P&E Mining Consultants Inc.	Page 171 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

16.11  SERVICES

16.11.1  Ventilation

After initial development, which is ventilated by auxiliary ventilation, fresh air for Terronera and La Luz is supplied from surface via 3.1 m diameter raisebored ventilation raises: four at Terronera and one at La Luz. Additionally, at Terronera, a temporary vent raise will be installed in the train drift during development to limit the length of development being driven on auxiliary ventilation.

Single surface fans (similar to Hurley 72-50-900 units) of 1.83 m diameter powered by 184 kW motors will provide airflow to the underground operations. The La Luz Deposit is expected to require roughly 71 cms of airflow at peak production, whereas the Terronera Deposit will require roughly 135 cms at peak production. Initial adit development will be ventilated by 2 x 75 kW fans in series forcing air through Mecanicad-type semi-rigid ventilation ducting.

Each mining block in the Terronera Deposit is ventilated with its own fresh air raise that provides air directly to the level from surface. Air is forced out of the raise through a regulator, then exhausted up to (for levels below), or down to (for levels above), the 1380 truck drift, where it exhausts back to the Terronera portal. Additionally, air is exhausted into the train haulage drift and exits at the Process Plant Portal. Above the 1380 truck drift, these ventilation raises will be raisebored, and below it they will be drop-raised, with the exception of the M1 raise, which will still be a raisebore since there are no production levels below the 1380 truck drift.

One level at the top of the M1 mining block will be auxiliary vented up the ramp from the top of the vent raise as it is not directly connected to the raise.

The La Luz Deposit fresh air raise is connected directly to the upper levels of the M7 mining block, with its toe connecting to a ventilation transfer drift running parallel to the haulage ramp until it reaches the top of the lower M7 ventilation raise, which will be drop raised from level to level. Once out of the raise, the air will return out the portal via the haulage ramp in a similar fashion to Terronera. No levels at La Luz rely exclusively on auxiliary ventilation.

16.11.2   Electrical

Electrical substations will be installed in cut-outs opposite the active levels (see Figure) and will be moved as necessary when levels are exhausted. It is envisioned that power will be transmitted via 13.8 kV high-voltage cable until it reaches the substations, where it will be stepped down to 600 V. An on-board rectifier will be used on the train to convert AC power to DC.

16.11.3   Dewatering

All active mining faces will be dewatered using compressed air pumps (similar to Wilden PX series pumps) pumping to 100 mm pipes to level sump cutouts.

P&E Mining Consultants Inc.	Page 172 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

The dewatering system for Terronera uses cascading sumps. Drill holes connecting small level sumps drain either to main sumps on the 1380 EL haulage level (for levels above the drift) or to mining block sumps at the bottom of the spiral ramps (for levels below). Block sumps pump water through 150 mm pipes in drill holes to the main haulage level sump, where the solids are decanted and clean water is returned to the mine water system. Dirty water from the main sump is pumped along the haulage drift and out the portal through 150 mm diameter pipes. The Terronera dewatering system is designed to pump a maximum of 64 L/s to surface under flood conditions. Excess water is pumped to the Terronera Process Plant portal.

The dewatering system for La Luz uses a similar system: all levels in the upper block drain via cascading sumps to a main sump in the ventilation transfer drift, and all levels in the lower block drain to a lower sump that pumps through 150 mm pipes in drill holes to the main one, where solids are decanted off and clean water is returned to the mine water system. Dirty water from the main sump is pumped up the ramp and out the portal through 150 mm diameter pipes. The La Luz dewatering system is designed to pump a maximum of 20 L/s to surface under flood conditions. Excess water is pumped to the La Luz main portal.

16.11.4   Compressed Air

Compressed air will be provided using 223 kW air compressors (similar to Sullair TS-32-300). It is expected that one will be installed at La Luz and one will be installed at Terronera, with an additional redundant spare at Terronera. Compressed air will be distributed via 150 mm line in the ramp, reducing in size as necessary when approaching the working face.

16.11.5   Egresses, Refuges and Additional Underground Infrastructure

A maintenance shop will be constructed underground on the 1380 EL truck drift between the M8 and M9 mining blocks. Additionally, maintenance bays will be constructed near the train drift at the bottom of M5 and at the M6 intersection.

An explosives magazine will be constructed near the bottom of the ramp connecting the truck drift to the train haulage drift. All explosives for La Luz will be transported and stored in day boxes for use.

At Terronera, a refuge station equipped as a mine rescue base will be installed near the top of the ramp connecting the truck drift to the train haulage drift. This refuge will double as a lunch room, and will be equipped with all infrastructure and equipment necessary to function as a fresh air base for mine rescue operations. An additional lunch room will be installed at the UG shop between M8 and M9. Smaller refuges will be installed throughout the mine as necessary, however these are only expected to be used in the event of an emergency.

All levels at Terronera with raisebored ventilation raises will have a separate raisebored escapeway near the vent raise to allow a second means of egress in an emergency. For levels with drop-raised vent raises, a compartment will be timbered in the drop raise to allow emergency egress. Connector drifts between escapeways will be pressurized via the FAR system to prevent the ingress of smoke or fumes in the event of a fire.

P&E Mining Consultants Inc.	Page 173 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

16.12   EQUIPMENT

The equipment used to mine the Terronera and La Luz deposits can be seen below in Table 16.9.

TABLE 16.9 DEVELOPMENT AND PRODUCTION MINING EQUIPMENT
Equipment Type	Similar To	Total Quantity Over LOM
2-boom Development Jumbo	Sandvik DD321	5
1-boom Production Jumbo	Sandvik DD211	3
4-tonne LHD	Sandvik LH203	4
7-tonne LHD	Sandvik LH307	5
Bolter	Sandvik DS311	6
Scissor Deck	Getman A64 SL	3
Explosive Loader	Getman A64 ExC	4
Longhole Drill	Sandvik DL311	1
10 m3 Truck*	Scania G440 8x4	11
Raiseborer**	Redbore 50, Redbore 70	1, 2

* Haulage trucks will be provided by the haulage contractor.
** Raiseborer will be provided by the raisebore contractor.
Note: LOM = life of mine.

Additional support equipment for operations can be seen below in Table 16.10.

TABLE 16.10 SUPPORT, SUPERVISION AND SERVICES EQUIPMENT
Equipment Type	Total LOM Quantity	Equipment Type	Total LOM Quantity
Utility Tractor	5	Transmixer	2
Grader	2	Service Truck	2
Fuel/Lube Truck	2	Man Carrier / Bus	2
Shotcrete Sprayer	2	Pickup	7

16.13   MATERIAL HANDLING

16.13.1    Ore Handling

At Terronera, the ore handling system is primarily designed to transfer ore via passes to the train haulage drift. The train system is composed of two trains comprised of two locomotives (similar to Clayton CT25) with three 5 m3 ore cars per train. Prior to the completion of the train drift to the M1 block, any ore produced will be trucked out the Terronera Portal to the mill ROM pad via truck. After that point, any ore produced in a block or level not connected to the train drift, either due to scheduling or design, will be trucked to the nearest connected dump point and transferred to the train via the pass.

P&E Mining Consultants Inc.	Page 174 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

At La Luz, all ore handling is done with on-ramp loading of trucks. Level remucks are filled using 3-tonne class LHD. Once full, a 7-tonne class LHD will load trucks until the remuck is emptied. Due to the low production rate of the deposit, it is unlikely that ramp traffic will be significantly impeded by this haulage arrangement.

All truck loading of ore is assumed to be done with 7-tonne class LHDs, however, it is possible that direct loading of trucks by the smaller 3-tonne class LHDs may be undertaken on an as-needed basis.

16.13.2    Waste Handling

Development waste will be handled either directly into trucks or into ramp remuck stations and then rehandled into trucks. Main waste development will be mucked using 7-tonne LHDs. Attack ramp development and waste cross-cut development in production areas will be hauled to remuck bays via whichever sized LHD is driving the development (either 3-tonne or 7-tonne depending on width) where it will be remucked into trucks using the 7-tonne class.

Initial waste development from Terronera and La Luz will be stored at a surface dump near the portal. Initial waste development from La Luz will be trucked to the mill tailings area and stored in a dump there until a total of 52 kt of material is reached, after which it will be transported to the Terronera portal and stored there. For both storage areas, the waste will eventually be returned to the mine as backfill. When possible during the mine life, waste will be trucked directly to active levels to be used as unconsolidated backfill to limit haulage costs.

The maximum mine waste stockpile is expected to be slightly more than 1.35 Mt, occurring in Year 1 Q4, at which point the stockpile is steadily decreased until its eventual depletion in Year 7 (see Figure 16.8 below), after which it will be reclaimed and rehabilitated. The currently designed Terronera dump has a capacity of approximately 1 Mt. 250 kt of waste from process plant site construction is included in this estimate, but could be temporarily stored in the Mondeno area if necessary. Assuming a minimum of 5% underground direct deposit of material into filling stopes, this dump will be sufficient for the needs of the mine. It is likely that underground direct deposit will easily exceed 5%, providing additional buffer capacity.

P&E Mining Consultants Inc.	Page 175 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

16.13.3  Backfill Handling

For CRF, a trailer-mounted crushing and sizing system (similar to Metso G.A. NW106) fed by the surface loader would be used to generate a stockpile of sized material that would be loaded into the trucks directly from the crusher conveyor. These trucks will then proceed to a nearby tank, mixer, and spraybar assembly where their load will be dosed with the appropriate quantity and concentration of cement solution for the load’s intended use (8% by mass for CRF artificial sill pillars, 4% by mass for other CRF applications). The CRF would then be transported by truck to the remuck on the level where filling is taking place.

UCF will be loaded into trucks via a surface loader directly from the Terronera portal dump stockpile prior to transport to the level remuck. Some UCF is expected to be comprised of development waste and will be transported direct from the development face to the remucks underground without ever reaching the surface dump.

Backfill material in a level remuck will be rehandled by a 3-tonne or 7-tonne class LHD to the filling face. The LHD size will be determined by the width of the drift being filled.

16.13.4  Geomechanical Recommendations

Additional geomechanical work is recommended for both deposits. At the Terronera deposit, this should include more detailed analyses based on additional or updated data for the deposit in order to support the next stage of engineering. Additional data requirements include:

P&E Mining Consultants Inc.	Page 176 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

  Creating a 3D structural model.

  The rock mass characteristics in the immediate vicinity of the crown pillar, to the east of the Arroyo Fault zone, and along the planned rail haulage should be better defined during the next phase of design or during the early stages of mining.

  Additional geomechanical logging should be completed to better define difference in structural trends around geomechanical drillhole KP16-02.

  Additional hydrogeological data should be collected if the project economics or operating conditions are sensitive to the groundwater conditions and groundwater inflow estimate. For example, the completion of additional packer testing and the installation of additional vibrating wire piezometers could be used to refine the hydrogeological characterization and evaluate the potential for spatial variability.

  The groundwater pore pressure data from the vibrating wire piezometers should be recorded and reviewed on a regular basis.

The domain definition, stability analyses, recommendations, and groundwater inflow estimate for the Terronera Deposit should be updated to account for the results of the additional data inputs and any changes to underground mine plan. The planned sill pillar strategy, as well as interactions between the planned and historical stopes, should be evaluated in detail. Any significant changes to the mine plan should be reviewed from a rock mechanics perspective.

The on-going geomechanical and hydrogeological assessment for the La Luz Deposit should be completed and the design assumptions used in this study updated as required.

P&E Mining Consultants Inc.	Page 177 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

17.0   RECOVERY METHODS

In addition to the comprehensive metallurgical study conducted by Resource Development Inc. (RDi) in support of the PFS for the Terronera Project, the services of ALS Metallurgy in Kamloops, B.C., Canada were contracted to conduct flotation studies. The flotation testing conducted focused on evaluation of grind size versus precious metal recovery and the viability of Flash flotation technology. The metallurgical data developed indicate that Flash flotation technology will provide enhanced precious metal recovery at an 80 percent passing 150 mesh (100 micron) grind size.

17.1   SUMMARY

A beneficiation plant utilizing Flash flotation was selected for recovery of precious metals present in the Terronera Deposit. A grind of 80 percent passing 150 mesh (Tyler) provides acceptable levels of gold and silver recovery. Precious metal values will be recovered into a flotation concentrate that may be sold in the open market.

The plan of operation of the mineral processing facility is to start up with an average 750 dry tpd of ore campaigned through the process plant for three months. The plant will achieve plant design capacity of 1,500 tpd for grinding and flotation circuits in the fourth month. At this design throughput The life-of-mine (LOM) for the project is estimated at 12 years.

SFA conducted an analysis of the data developed by ALS to develop the estimated levels of gold and silver recovery that may be achieved. Metallurgical data were also used in the development of process design criteria and processing plant unit operations design. The metallurgical data for UPFS purposes was developed by ALS using mining industry accepted standard practice. The composite samples used for development of the metallurgical data were assembled and provided by Endeavour Silver’s Geology department. These samples are believed to be representative of materials originating from the Terronera Deposit.

Results from testing mineralized material may not always represent metallurgical results obtained from a production scale processing plant following a defined mine production plan. The process design developed for the Terronera Project is consistent with the metallurgical data developed from samples tested by ALS for this study. The calculated levels of precious metal recovery developed for this study may change as more metallurgical data become available from future testing.

17.2   PROCESS DESCRIPTION

The processing methodology selected for gold and silver recovery from precious metal bearing materials originating from the Terronera Project consists of the following processing circuits:

•	Coarse ore storage yard (12,000 tonnes capacity).
•	Stock pile (2,000 tonnes capacity).
•	Crushing plant (two stage - closed circuit – 1,500 tpd capacity).
•	Fine ore storage (1,500 tonnes capacity).
•	Primary grinding (1,500 tpd capacity).

P&E Mining Consultants Inc.	Page 178 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

•	Flotation (1,500 tpd capacity).
•	Flash flotation.
•	Rougher & Scavenger.
•	Two stage cleaning.
•	Final Concentrate sedimentation and filtration (1,500 tpd capacity).
•	Final Concentrate storage and shipping (1,500 tpd capacity).
•	Tailings sedimentation (1,500 tpd capacity).
•	Reclaimed and fresh water systems.
•	Dry tailings filter plant.
•	Dry stack tailings storage facility (TSF).

The run-of mine material will be transported to a coarse material storage patio with haul trucks. The crushing circuit was designed to process 1,500 dry tpd in 18 hours of operation. The beneficiation plant will operate continuously 365 days per annum. The beneficiation plant availability was assumed to be 92 percent. The bulk density of the run-of-mine material is 2.67 t/m3 with average moisture content of 4%. The beneficiation plant will produce a precious metal bearing high-grade concentrate as final product.

The grinding circuit design consists of a single stage of grinding in a primary ball mill. The vein materials at Terronera have been classified as hard with an average Bond Work Index (Wi) of 17.4 kWh/metricton. Optimization of the grinding circuit design will be necessary to ensure that the grind desired will be achieved during normal operation of the plant.

A brief description of the processing circuits included in the design is provided in the following paragraphs.

•	The crushing circuit is comprised of a (24 tonne) dump ore pocket fitted with a stationary Grizzly with a 12 inch by 12 inch opening. The Grizzly oversize is broken with a hydraulic breaker.

•	A grizzly feeder sends the ore to a primary jaw crusher to reduce the material to minus 85 mm.

•

The crushed material and the dust fines from the feeder are transported to subsequent stages of screening and crushing in closed circuit to further reduce the material to minus 9 mm. Conveyor belts are used to transport the intermediate and fine crushed materials throughout the entire crushing circuit.

•

The crushing circuit design provides weigh scales, crushed ore sampling system and magnetic separators to protect the cone crusher from iron coming from underground mining operations. The finely crushed product is transported to a fine ore bin with 1,500 tonnes live capacity.

•

A variable speed belt feeder transports the crushed material from the fine ore bin to the primary grinding mill. The material is ground to 80 percent minus 150 mesh (100 microns) in closed circuit with a battery of cyclones.

P&E Mining Consultants Inc.	Page 179 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

•

Some flotation reagents will be added into the grinding mill to allow for conditioning. Ground slurry (cyclone overflow) at approximately 23 percent solids is sent to a trash screen for removal of debris produced in the underground mining operation. After trash removal the clean slurry is directed to a conditioning tank where flotation reagents are added for conditioning prior to the flotation process.

•

The flash flotation cell is installed in the grinding circuit area. This cell is fed with a portion of the cyclone underflow slurry. Dilution water is added to allow flotation of liberated values. The flash flotation tail product is directed to the mill feed box. The flotation concentrate is sent directly to the final concentrate thickener.

•

The flotation circuit consists of banks of Rougher followed by Scavenger cells to achieve maximum precious metal recovery. The Rougher and Scavenger concentrates are sent to a regrind circuit to achieve optimum liberation of precious metal values. The cyclone overflow from the regrind circuit feeds a two stage cleaning circuit to achieve the highest possible gold and silver grade in the final concentrate. The first cleaner tailing product is returned to the head of Rougher flotation.

•

The second cleaner concentrate reports to the concentrate thickener. The final concentrate is filtered and the filter cake with moistures ranging from 15 to 20 percent is stored and air dried in a warehouse prior to shipment.

•	Each concentrate shipment will be sampled and analyzed for precious metal and moisture contents. Impurities present in the concentrate will be quantified and evaluated prior to shipment.

•

Flotation tails will be sent to a thickener. The higher density slurry produced will be filtered using two ceramic disk filters. The filter cake produced will be stockpiled at the dry tailings filter plant prior to sending the solids to the dry tailings storage facility (DTSF). After sedimentation and filtration, the flotation tailings will be transported to the dry tailings stacking area by means of trucks. The filtered tailing material will be placed in a stockpile by means of a radial stacker. Front end loaders and compaction equipment are ultimately used to load, spread and compact the tailing material as required in the TSF.

•	A dry stack tailings system has been selected for the Terronera Project. Advantages of a dry stack tailings system include the following:
o	Water reclaim maximization.
o	No embankment needed.
o	Minimal area required for placement.
o	Improved drainage control.
o	Lower reclamation cost.

The overall process flow diagram of the proposed beneficiation plant is shown in Figure 17.1 Overall Process Flow Sheet.

P&E Mining Consultants Inc.	Page 180 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

FIGURE 17.1 OVERALL PROCESS FLOW SHEET

FLOTATION
COMPRESSED AIR AREA
TAILINGS THICKENER
WATER TANK
FRESH WATER
PROCESS WATER
ORE STOCK
CRUSHING
REGRIND
TAILINGS DAM
HAULAGE
MISCELLANEOUS
CONCENTRATE THICKENER
CONCENTRATE FILTRATION
SHIPPING
GRIND
LEGEND
NEW EQUIPMENT AND/OR AREA
PROCESS
CONCENTRATE
PROCESS WATER
FRESH WATER
WASTEWATER
PFS APPROVED
TERRONERA PRECIOUS METALS S.A. DE C.V.
PFS ENGINEERING
"TERRONERA"
1,500 MTPD MILLING CAPACITY
PROCESSING PLANT
FLOWSHEET
& MASS BALANCE
CAP. 1,500 MTPD.
PMICSA

P&E Mining Consultants Inc.	Page 181 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

17.3   ENERGY AND WATER REQUIREMENTS

Power for the first two years of operation will be generated on site using (natural gas) generators producing 480V power for distribution. The incoming power will be transformed and distributed over a medium tension line with two substations to service the following processing areas:

  Crushing plant
  Grinding – flotation – sedimentation.

Medium tension equipment is comprised of transformers with primary and secondary sides. 4,160V starters are provided for the grinding mill motor.

Lower tension panels, motor control centers (MCC), harmonic filters and capacitors are included in the design. Transformers are included for lights throughout the plant. MCC’s are intelligent type. Voltage is 480V, three phase, 60 Hz. For lights and services 220/127 voltages were included in the design.

The water system for Terronera is comprised of two separate systems:

  Fresh Water
  Reclaimed Water.

Fresh water will be provided by U/G mining operations. The estimated fresh water make-up requirement of approximately 9 m3 per hour is equivalent to approximately 0.2 tonnes of fresh water per tonne of ore processed.

Water from the mine will be pumped to a fresh water tank. Fresh water will be pumped to the following process areas:

  Make-up to reclaim water tank
  Fire water system
  Potable water
  Pumps gland water seals
  Reagent mixing
  Water trucks tank (dust abatement).

The reclaim water tank will distribute water by means of a pump to maintain proper pressure throughout the following processing circuits:

  Grinding
  Classification (dilution water)
  Flotation (launder water).

17.4  BENEFICIATION PLANT PROCESS REAGENTS

The reagents to be utilized in flotation of sulphide mineralization associated with precious metals present at Terronera are outlined in Table 17.1.

P&E Mining Consultants Inc.	Page 182 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 17.1 REAGENTS AND DOSAGE
Reagent	Dosage (g/tonne)
PROMOTER AP – 3418A	86
COLLECTOR PAX - Xanthate	28
FROTHER F – 65 (MIBC)	33
FLOCCULANT SNF AN9135H	25

Reagent dosage optimization studies will allow for reduction of costs associated with flotation and sedimentation of tailing and concentrate products.

P&E Mining Consultants Inc.	Page 183 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

18.0   PROJECT INFRASTRUCTURE

18.1   EXISTING INFRASTRUCTURE

A public access road connects Puerto Vallarta with the local communities and the Terronera Project site area. The regional power needs are served by CFE which has a 23 kV power line that runs through the Terronera Property. There is no other existing infrastructure on the project site.

18.2   INFRASTRUCTURE FOR PROJECT

The major project infrastructure is shown on Figure 18.1 below.

18.3   PROCESS PLANT

Run-of-mine material is delivered by truck to the process plant area which comprises several buildings and structures housing the crushing, grinding, flotation, concentrate thickening, and tailings thickening equipment.

The process plant buildings are sized for 1,500 tpd throughput but the project will be constructed and will begin operations as a 750 tpd plant. Some of the initial equipment, however, will be sized to handle 1,500 tpd so that when the plant throughput is expanded, the additional works needed will be minimal.

Preliminary drawings of the process plant are enclosed in Appendix I.

18.4   FILTER PLANT

The filter plant takes the flotation tailing product from the process plant and puts it into sedimentation tanks. From there the sediment is filtered by ceramic filters and pressed into a dry tailings material which is conveyed to a stockpile. Trucks then transport the dry tailings material to the dry tailings storage facility.

Preliminary drawings of the filter plant are enclosed in Appendix I.

P&E Mining Consultants Inc.	Page 184 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

FIGURE 18.1 MAP OF MAJOR PROJECT INFRASTRUCTURE

SANTIAGO
DE LOS PINOS TOWN
≈4,500,000 TONS / ≈3,000,000 m3
PROPOSED FILTERED TAILINGS
STORAGE FACILITY
PROPOSED
FILTER PLANT SITE
PROPOSED
PROCESS PLANT SITE
PROPOSED
MINE SITE
ACCESS ROAD PROPOSED
FROM PROCESS
PLANT TO FILTER PLANT
ACCESS ROAD PROPOSED
FROM FILTER PLANT
TO FILTERED TAILINGS STORAGE FACILITY
EDR TERRONERA MINE
TSF SURFACE AREA
BOUNDARY
PROPOSED FILTERED
TAILINGS
STORAGE FACILITY
STORMWATER POND
PROPOSED
MINE PORTAL
SAN SEBASTIAN
TOWN
36000 0 18000 36000 72000 METERS

Source: Wood (2018) *Coordinate system: WGS 84 / UTM Zone 13Q*

P&E Mining Consultants Inc.	Page 185 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

18.5   WASTE ROCK STORAGE STOCKPILES

Excavated material from the process plant area and initial mine development will generate 600,000 m3 of material to be stored in waste rock storage stockpiles, a 300,000 m3 stockpile close to the mine portal for the mine and a 300,000 m3 stockpile near the tailings area for the process plant. All rock material will be transported to the stockpiles in 12 m3 trucks, end-dumped, and pushed into place by bulldozers.

The rocks will be up to 30” to 40” in size and geotechnical studies determined the maximum safe slope. Hydrological studies were used as a basis for designing the stockpile drainage systems. For the purposes of the UPFS, preliminary designs were prepared of the stockpiles.

The waste rock stored near the portal will be reclaimed for use as backfill in the mine. In Years 1 and 2 the annual amount reclaimed will be 10,000 m3 to 15,000 m3 but from Years 3 to 10 the annual volume will be from 60,000 m3 to 130,000 m3.

18.6   ANCILLARY BUILDINGS

Ancillary buildings necessary to support the Terronera Project include the following: Administration Building, Warehouse, Maintenance Shop, Garage/Repair Shop, Change House, Dining Room, First Aid Station, Main Gatehouse, Fuel Station, Explosives Storage Facility, Truck Scale, and Laboratory.

18.7   PROJECT ACCESS

The Terronera site is accessible by public road from Puerto Vallarta which lies 55 km to the west. The road is paved for 35 km and the remainder is a well-maintained gravel road.

18.8   INTERNAL HAUL ROADS AND MINE ACCESS INFRASTRUCTURE

The Terronera Project will include access that is developed both from existing public roads and mine-site specific haul and access roads to be used only by Terronera Project equipment and mine personnel. Access from existing public roads will be utilized to connect the mine site to external access and to connect the mine portal platform area to the process plant. These access ways will accommodate light duty vehicles and heavy duty traffic including dump trucks, semi-tractor trailers, and construction machinery. The proposed mine access is shown on Figure 20.1.

Haul and access roads to transport personnel, equipment, rock and earth material haulage, and tailings on the mine property between the process plant and the TSF will be developed on land either owned or leased by Endeavour Silver. The conceptual alignment for this haul and access road is also shown on Figures 20.1 and 20.5.

18.9   POWER SUPPLY AND DISTRIBUTION

Electrical power in the region is provided by CFE which operates the national grid in Mexico. An existing 23 kV power line runs from the Tamarind substation 47 km away in Ixtapa (near Puerto Vallarta) across the site of Terronera, however, this line has no excess power available for Terronera.

P&E Mining Consultants Inc.	Page 186 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

Electric power will be supplied by liquefied natural gas generators located on site.

18.10  WATER SUPPLY AND DISTRIBUTION

A 1,000 m3 fresh water tank situated near the process plant will collect and store excess water from the mine. This tank water will be the main supply of process make-up, fire, and potable water for the site. Potable water will be treated in a water treatment plant.

A reclaim water tank will store water reclaimed from the process plant and filter plant.

A separate fire water system and potable water system will be installed to service the site.

18.11  WASTE MANAGEMENT

All domestic waste will be treated in sewage treatment facilities.

18.12  SURFACE WATER CONTROL

A stormwater pond located below the dry tailings storage area will collect the run-off water from the tailings site.

All surface water throughout the site will be collected, controlled, and discharged as described in Section 20.

18.13  COMMUNICATIONS

The site will be serviced by a fiber optic telecommunications line. A telephone system with 512 extension lines will connect all parts of the mine, process plant, and ancillary buildings. Mobile communications comprising cell phones and radio sets will be available for operating staff.

18.14  CAMP FACILITIES

A construction camp will be established near the site to provide accommodation, meals, and ancillary services for construction and operations personnel. The camp will service 411 people at its peak.

P&E Mining Consultants Inc.	Page 187 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

19.0   MARKET STUDIES AND CONTRACTS

Endeavour Silver produces a silver concentrate which is then shipped to third parties for further refining before being sold. To a large extent, silver concentrate is sold at the spot price.

Endeavour Silver’s hedge policy does not allow the Company to enter into long term hedge contracts or forward sales. As of the date of issuing this report, the Company has not conducted any market studies, as gold and silver are commodities widely traded in world markets.

Due to the size of the bullion market and the above-ground inventory of bullion, Endeavour Silver's activities will not influence gold or silver prices.

Table 19.1 summarizes the annual high, low, and average London PM gold and silver price per ounce from 2000 to 2019 (January).

TABLE 19.1 ANNUAL HIGH, LOW, AND AVERAGE LONDON PM FIX FOR GOLD AND SILVER FROM 2000 TO 2019
Year	Gold Price (US$/oz)			Silver Price (US$/oz)
	High	Low	Average	High	Low	Average
2000	314	264	279	5.45	4.57	4.95
2001	293	256	271	4.82	4.07	4.37
2002	350	277	310	5.10	4.24	4.60
2003	417	320	364	5.97	4.37	4.88
2004	453	375	410	8.29	5.50	6.66
2005	537	412	445	9.23	6.39	7.31
2006	720	513	604	14.94	8.83	11.55
2007	845	604	697	15.82	11.67	13.38
2008	1,012	711	872	20.92	8.88	14.99
2009	1,212	810	973	19.18	10.51	14.67
2010	1,418	1,057	1,226	30.70	15.14	20.19
2011	1,898	1,326	1,571	48.70	26.16	35.12
2012	1,792	1,541	1,669	37.23	26.67	31.15
2013	1,693	1,196	1,411	32.23	5.08	21.26
2014	1,376	1,146	1,266	22.05	15.28	19.08
2015	1,302	1,052	1,160	18.23	13.71	15.68
2016	1,369	1,062	1,249	20.71	13.58	17.21
2017	1,347	1,156	1,258	18.56	15.22	17.05
2018	1,355	1,178	1,269	17.52	13.97	15.71
2019 Jan	1,323	1,280	1,292	16.08	15.26	15.59

Source: S&P Global, LBMA

P&E Mining Consultants Inc.	Page 188 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

Over the period from 2000 to 2019, world silver and gold prices have increased significantly. This had a favourable impact on revenue from production of most of the world’s precious metal mines.

Endeavour Silver has no contracts or agreements for mining, smelting, refining, transportation, handling or sales that are outside normal or generally accepted practices within the mining industry.

In addition to its own workforces, Endeavour Silver has a number of contract mining companies working at its three operating mines and is evaluating the possibility of using contract miners at Terronera.

P&E Mining Consultants Inc.	Page 189 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

20.0   ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL IMPACT

20.1   TERRONERA PROJECT SURFACE FACILITIES LAYOUT

Figure 20.1 illustrates the currently proposed project surface facilities layout and the Terronera Project’s location relative to the nearby communities of Santiago de Los Pinos and San Sebastian del Oeste.

The drainage basin within which the Terronera filtered tailings deposit will be constructed is known locally as the “Mondeño”.

20.2   ENVIRONMENTAL LIABILITY

The Terronera Project, as a greenfields mine development, has the advantage of not inheriting latent environmental contamination issues. Current and past land use has been for agriculture, grazing and forestry purposes. Environmental disturbances for these historical uses have been road construction, cattle corrals, and other small farming structures.

Based on surface disturbance, other than the adits noted in Section 6, no historical mining activities appear to have occurred within the project boundaries, however, there exist several currently active mining operations of limited scale in the project vicinity.

20.3   ENVIRONMENTAL PERMITTING BASIS

The Terronera Project submitted, in December 2013, a Manifest of Environmental Impact (“MIA”), the Mexico Federal Government’s equivalent to a Canadian Environmental Assessment, to the Mexican environmental permitting authority known as SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales). A SEMARNAT permit for a 500 tpd Terronera Project was issued in October 2014. Prior to the December 2013 MIA application, Endeavour Silver was issued an exploration MIA and certain associated SEMARNAT permits specific to the exploration phase for the project.

In February, 2017 a modified MIA application was issued by SEMARNAT to expand the proposed process rate to up to 1,500 tpd and to establish that the tailings storage facility would be developed as a filtered tailings storage facility.

The Terronera Project process plant feed will be processed on site by flotation. The processing agents will not include cyanide and will be limited principally to agents such as coagulants, surfactants, and flocculants that facilitate the process of “floating” the silver and gold that are introduced to the process circuit in the processed material.

These flotation agents are typically relatively inert. The majority of reagent chemicals are captured in very fine (80% sub #200 gradation) tailings waste that is stored, and thus contained, within the filtered tailings storage facility (“TSF”). Any potential seepage from this and other storage facilities will be monitored and treated to achieve constant on-site reagent containment.

P&E Mining Consultants Inc.	Page 190 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

FIGURE 20.1 MAP OF PROPOSED MINE SURFACE FACILITIES LAYOUT

SANTIAGO
DE LOS PINOS TOWN
≈5,800,000 TONNES / ≈3,800,000 m3
PROPOSED FILTERED TAILINGS
STORAGE FACILITY
PROPOSED
FILTER PLANT SITE
PROPOSED
PROCESS PLANT SITE
PROPOSED
MINE SITE
ACCESS ROAD PROPOSED
FROM PROCESS
PLANT TO FILTER PLANT
ACCESS ROAD PROPOSED
FROM FILTER PLANT
TO FILTERED TAILINGS STORAGE FACILITY
STORAGE FACILITY
STORMWATER POND
(20,000 m3 CAPACITY)
EDR TERRONERA MINE
TSF SURFACE AREA
BOUNDARY
PROPOSED
MINE PORTAL
SAN SEBASTIAN
TOWN
500 250 0 250 500 METERS

Source: Wood (2019) *Coordinate system: WGS 84 / UTM Zone 13Q*

P&E Mining Consultants Inc.	Page 191 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

Tailings that do not include cyanide processed ore are covered by regulations that are unique and separate in the SEMARNAT permitting system from those for cyanide leaching ore processing. The flotation regulations are more appropriate for the hydrological, seismic, TSF geometry, and natural terrain conditions at the Terronera Project than the regulations applicable to mines that require cyanide process permits for their TSF entitlement requirements.

The flow chart for Mexico mine permitting is shown in Figure 20.2.

P&E Mining Consultants Inc.	Page 192 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

FIGURE 20.2 ENVIRONMENTAL PERMITTING STEPS FOR MINING PROJECTS IN MEXICO

Mining Project
Exploration
Apply criteria of NOM-120-SEMARNAT-1997
Mining and processing
Archeological Review by INAH²
Archeological release letter
Explosive use application to SEDENA
Explosives permit
Land use license application to municipality
Evaluation of application by municipality
Municipal land use license
Environmental Impact Manifest (MIA)
Will project use hazardous substances?
Yes
No
Risk assessment (ER)
Will project clear natural vegetation?
Yes
No
Land-use-change technical study (ETJ)
Option 2
Option 1
Submit Documento Técnico Unificado (DTU)⁴ to SEMARNAT)
Evaluation of document by SEMARNAT¹
DTU Resolution
Submit studies to SEMARNAT (MIA, ER, ETJ)
Evaluation of studies by SEMARNAT¹
MIA, ETJ, and ER Resolution

[1]SEMARNAT: Secretaría de Medio Ambiente y Recursos Naturales
[2]INAH: Instituto Nacional de Antropología e Historia
[3]SEDENA: Secretaría de la Defensa Nacional
[4]DTU: Document that integrates the MIA, ER and ETJ application in a single formality, as an optional procedure.

Source: Endeavour Silver (2018)

The status of the Terronera Project as of the effective date of this UPFS per the Federal, State, and Regional/Municipal governing bodies in Mexico is as listed in Table 20.1.

P&E Mining Consultants Inc.	Page 193 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 20.1 ENVIRONMENTAL PERMITS REQUIRED FOR THE TERRONERA PROJECT
Mining Stage	Agency / Permit	Submittal Documentation	Required per Endeavour Silver / Submittal Date if Issued	Comments Observations
Exploration	SEMARNAT / NORMA de Ley General	Exploration MIA	31 Oct. 2011	Permit Issued to Minera Plata Adelante - extended for 24 months on 20 January 2017
		Exploration ETJ	19 Jan. 2013	Permit Issued to Minera Plata Adelante for the Terronera Vein exploration – Diligence ongoing for additional exploration permissions for the La Luz and Espinos Veins.
Construction	Local Municipality: (Permit Disposal of Non- hazardous Waste Residues)	for Application	Yes	Will be requested from the local municipality after the precedent permits have been granted.
	SEMARNAT: (Land use License)	Application	n/a
	INAH: (Archeological Clearance)	Survey	n/a	No evidence of archeological sites currently exists for Terronera Project.
	SEDENA, Local Municipality State Governments: (Explosives Handling)	Application and Endorsement and Letter – All submittals occur after SEMARNAT authorizations are issued.	Yes	The SEMARNAT Change of Land Use permit is issued prior to presentation of SEDENA (Federal), State, and Local applications.

P&E Mining Consultants Inc.	Page 194 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 20.1 ENVIRONMENTAL PERMITS REQUIRED FOR THE TERRONERA PROJECT
Mining Stage	Agency / Permit	Submittal Documentation	Required per Endeavour Silver / Submittal Date if Issued	Comments Observations
	SEMARNAT: Environmental Impact Resolution for the Mining Project	Environmental Impact Manifesto (MIA)	Yes	500 tpd MIA submitted Dec 2013 and granted in Oct 2014. 1,500 tpd MIA modification was authorized by SEMARNAT on 23 Feb 2017. The 1000/2000 tpd MIA modification has not been submitted for SEMARNAT review as of the date of this report.
	SEMARNAT: Permit to Change the Use of Land	Technical Economic Justification Study (ETJ) – aka Change of Soils Use (CUS)	Yes	ETJ for 1,500 tpd mine and plant (not including TSF installations) submitted to SEMARNAT on February 7 2017. The ETJ for 1000/2000 tpd has not been submitted for SEMARNAT review as of the date of this report.
	CONAGUA: Concession to Extract Underground Water	Not required by CONAGUA since process water source is from mining operations	n/a	Very likely that Terronera underground mine will generate 100% of process and makeup water demand. Filter plant in the Mondeño will also considerably reduce makeup water demand.
	CONAGUA: Concession to Occupy a Federal Riverbed Area	Various Documents	Yes. It has been confirmed that the TSF basin natural drainage flow exceeds the threshold of 2 m width and 0.75 m depth in a 5 year storm event.	The application is being processed by CONAGUA as of the Effective Date of this UPFS.
	CONAGUA: Permit to Construct in the Federal Zone	Application Form Supported by Technical Documents.	Yes	Application CNA 02-002 to construct the TSF in the Federal Zone has been approved by CONAGUA

P&E Mining Consultants Inc.	Page 195 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 20.1 ENVIRONMENTAL PERMITS REQUIRED FOR THE TERRONERA PROJECT
Mining Stage	Agency / Permit	Submittal Documentation	Required per Endeavour Silver / Submittal Date if Issued	Comments Observations
	CONAGUA: Permit to Construct Hydraulic Infrastructure	n/a	n/a	Dry tailings storages typically avoid the hydraulic structure permit requirement
	SEMARNAT: Risk Analysis Study	Risk Analysis Study (ER)	Risk Analysis Study typically not required when cyanide (NaCN) is not used in the processing circuit. Terronera will be a flotation circuit thus excluding the use of NaCN.	is The risk level of the project will be assessed when the project is sufficiently advanced. The Risk Analysis Study will be advanced if required.
	SEMARNAT: Unified Technical Document	Unified Technical Document (DTU)	n/a	Once the MIA has been issued and the ETJ is in process the DTU is not typically required.
Operation	CONAGUA: Effluent Discharge Permit	Various Documents	Yes	Documents will be submitted to CONAGUA prior to Terronera operation activities.
	MUNICIPIAL: Sole Environmental License	Various Documents	Yes	Provides an Environmental registration number for the mine. Requested by Minera Plata Adelante prior to the time of mine startup.
	SEMARNAT: Accident Prevention Plan	Const. Phase Risk Analysis Covers this Requirement	Included in ER	Included in Risk Analysis Documentation (ER shown above)
	MUNICIPAL: Registration as Generator of Hazardous Wastes	Various Documents	Yes	This document will register prior to mine start-up the use of certain chemicals, oils, and slag materials.

P&E Mining Consultants Inc.	Page 196 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 20.1 ENVIRONMENTAL PERMITS REQUIRED FOR THE TERRONERA PROJECT
Mining Stage	Agency / Permit	Submittal Documentation	Required per Endeavour Silver / Submittal Date if Issued	Comments Observations
	SEMARNAT: (mining residues mgmt. plan) NOM- 157-SEMARNAT- 2009	Management Plan that Complies with NOM-157	Yes	Management plan will be generated & submitted to SEMARNAT by Minera Plata Adelante per the requirements of NOM- 157-SEMARNAT-2009
Closure	SEMARNAT: (Closure and Reclamation Plan)	Closure Plan that Complies with NOM141 Sect. 4.17	Yes	Plan should be submitted to SEMARNAT w/ 1000/2000 tpd MIA application, updated during the mine operation phase, and finalized prior to closure of mine.

P&E Mining Consultants Inc.	Page 197 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

Humberto Preciado, P.E., of Wood, has fully relied upon, and disclaims responsibility for, the expert statements and representations submitted to SEMARNAT by:

  Ing. José Luis Razura González in the process of achieving the October, 2014 SEMARNAT 500 tpd MIA permit for the Project, and,
  The statements and representations of Ing. Roberto Trujillo for the February, 2017 1,500 tpd amended MIA permit.

Wood has not performed independent investigations to verify the reliability of the representations of Ing. Razura, Ing. Trujillo, his respective consulting entities, or his associates.

The Trujillo study was submitted as MIA justification for the mine and process plant, and, as Wood is involved in only the tailings storage facility in the Mondeño area of the Project, Wood did not participate in the generation of or the environmental justification to regulatory authorities of the Trujillo study. Wood requested and received a copy of the Consultoría Forestal y Ambiental MIA report generated by Ing. Roberto Trujillo for the mine and plant components of the project in April, 2017.

20.4   EXISTING SITE CONDITIONS

20.4.1    Baseline Studies

To provide a basis upon which to gauge the potential environment impact of the proposed project, certain environmental baseline studies were performed prior to the issuance of the Preliminary Economic Assessment which was issued in April, 2015. The following baseline studies were performed by Endeavour Silver’s two previously identified in-country permitting consultants:

  Meteorology, air quality, and climatology.
  Soil erosion and contamination.
  Surface and subsurface hydrological conditions and hydraulic forces on surface structures.
  Flora and fauna, cultural, historical, archeological resources, as applicable.

20.4.2    Topography

The Terronera Project is located in a mountainous region of Western Mexico with elevations ranging from sea level at the Pacific coast to 2,850 m in the highest elevation in the San Sebastian region of the Sierra Madre Occidental mountain range.

Elevations range from 1,160 m to 1,800 m within the Terronera Project footprint.

The initial topographical and geographical mapping basis for the development planning for the Terronera Project was captured by satellite photogrammetry on March 1, 2012 by Photosat Satellite and GIS Data Consultant of Vancouver, Canada. The topographic resolution for this data generated one-metre contours. Because the project area has remained relatively undisturbed since the date of this satellite capture the image and contour data remains current and relevant for the basis of this PFS.

P&E Mining Consultants Inc.	Page 198 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

20.4.3    Meteorology – Air Quality

The climate type reported for the project site is subtropical with the rainy season occurring from June to September, with July typically being the wettest month. Data from the closest meteorological station (San Sebastián del Oeste), show the average annual precipitation as 1.35 m. The maximum mean air temperature is 25.6° C and the minimum mean is 11.7° C.

Prevailing winds in the area are from the southwest.

No existing data on air quality is available for the project area. Existing unpaved road traffic may be the main source of dust but, in general, the area is considered to have good air quality as a rural and relatively undeveloped area.

20.4.4    Soil

The predominant type of soil in the Mondeño is known as regosol per the agricultural soils nomenclature. Soils of this type generally result from the relatively recent formation of non-alluvial substrates and are located in areas with strong erosion causing continuous soil creation from the weathering of the host rock.

The regosol soils in the Terronera area are of silt-clay texture of high plasticity (USCS type CH), clayey sands (SC), highly compressible silts (MH) and silty sands (SM) with a density range of 1,359 to 1,929 kg/m3 and an in-situ moisture range of 6% to 37% within the sampling from the seventeen open pit tests performed by Wood in the Mondeño basin.

20.4.5    Geotechnical and Seismic Studies

Geotechnical investigations including subsurface hollow stem auger drilling, standard penetration testing (SPT), and soil/core samples, test pits, and, as appropriate, permeability testing, occurred utilizing various drilling and coring subcontractors and were supervised and logged by Wood geotechnical engineers between December, 2015 and October, 2016 for the preliminary design phase for the tailings, soils, and waste rock storage facilities.

Wood generated, in November, 2014, and then updated in October, 2016, a Deterministic Seismic Hazard Assessment for the Terronera Project site. The report’s findings identify the seismic influence of the Jalisco block and Rivera and Cocos tectonic plates at the tectonic subduction zone approximately 175 km west of the project site along the margin of the Pacific coast. Three earthquakes of 8.0 Richter magnitude or greater have occurred within 320 km of the site since 1930. The deterministic weighted mean un-attenuated horizontal acceleration for the site was determined in the Wood study to be 0.48 g. For this reason Wood has recommended that tailings be stored in a structurally placed and densified filtered tailings configuration that meets local and international static and seismic stability requirements.

P&E Mining Consultants Inc.	Page 199 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

20.4.6    Hydrology

According to the hydrological classification system used by the Mexico Federal water commission, CONAGUA, the Terronera Project area is located within the administrative hydrologic region #3, “Pacifico Norte”.

If the flow of stormwater, in the drainage area that the proposed mine facilities are located within can flow during a five-year return period intensity with a stream width of ≥two metres and a depth of ≥0.75 metres then a permit to construct facilities in what is regarded as “Federal Waters”, or “Federal Zone” can be required by CONAGUA. The several principal drainages in the Mondeño have been determined by hydrologic and hydraulic analysis to exceed these CONAGUA Federal Zone flow thresholds. For this reason, the Terronera filtered tailings deposit design and operational procedure was established by Wood for this UPFS to comply with the CONAGUA Federal Zone regulations.

Hidrologia e Hidraulica de Mexico generated, in May, 2016, a Precipitation Analysis Study for the Terronera Project. The study evaluated precipitation data from three meteorological data stations within 36 km of the project, including the San Sebastian station about four km from the site. The return period data necessary for pending hydraulic sizing and design configuration of Terronera site drainage infrastructure is shown in Table 20.2.

TABLE 20.2 RETURN PERIOD STORM EVENT PRECIPITATION
Return Period Size	24 Hour Precipitation (mm)
2 years	79
5 years	103
10 years	120
20 years	138
50 years	157
100 years	171
500 years	205
1,000 years	221
5,000 years	260
10,000 years	277

20.4.7    Watershed – Surface Hydrology

The Terronera Project is located in the watershed Rio Ameca – Ixtapa. This watershed covers an area of 3,160 km2. The watershed western boundary occurs at the Pacific Ocean. The sub-basin including the Terronera Project is the San Sebastian drainage which captures approximately 84,700 hectares of drainage area.

P&E Mining Consultants Inc.	Page 200 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

20.4.8    Sub-Surface Hydrology

The Terronera Project is located above the aquifer Mixtlán, specifically in the northwestern quadrant of the aquifer.

Endeavour Silver is anticipating that the Terronera Project will use excess water pumped from the mine tunnels and recovered from the tailings filter plant for 100% of the operations water demand. The beneficial use of processing ore using water from underground workings is established in Article 19 of Chapter 3 of the Mexican Mining Law.

Under water law in Mexico, mining process water cannot be returned to the surface or subsurface basins without treatment in accordance with SEMARNAT NOM-001, Limits of Contaminants in the Discharges of Wastewaters into the Mexican National Waters and Resources.

20.4.9    Land Use

The communities in the project area have been organized since the early 1900’s into various ejidos, or community groups, which distribute and share agricultural and other lands for the benefit of the ejido member families. The Terronera Project has completed negotiations with various ejido members for leased surface rights of certain parcels of land needed for the location of the tailings and waste rock storage facilities. The aggregate limit of these parcels is identified on Figure 20.1 as the dashed magenta line labeled as the TSF surface area boundary.

The predominant use of land at the site project is forestry, pasture land, and subsistence agriculture. The SEMARNAT default land use is known in Spanish as “forestal”, or forest in English.

A network of unpaved roads exists for transportation between communities and ranches. The Terronera Project has used these roads for exploration phase access. A portion of the Terronera construction phase work includes improving those portions of the main community road between Los Pinos and San Sebastian which the mine will utilize during the operations phase of the project.

20.4.10  Vegetation and Ecosystems

A study area inventory was performed by Ing. Roberto Trujillo of the Consultoría Forestal y Ambiental of Durango, DGO, Mexico for the Terronera Project. The results are included in the MIA report submitted to SEMARNAT in February, 2017, for a 1,500 tpd Terronera Mine and process plant.

The Trujillo study identifies fauna and flora as a baseline condition for the project area and recommends certain actions to minimize the environmental impact of the proposed Terronera Project.

P&E Mining Consultants Inc.	Page 201 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

20.5    TAILINGS STORAGE FACILITY (TSF)

The TSF will store filtered tailings, or “drystack” tailings, to minimize downstream contamination risk and to maximize geotechnical stability in the seismically active coastal area of western Mexico.

The TSF design will accommodate approximately 3.9 million m3 (5.8 million tonnes) of compacted filtered tailings over a 12-year mine life based upon an initial two year 750 tpd process rate and then an expansion to 1,500 tpd beginning in year three.

The layout of the TSF is shown in Figure 20.3.

P&E Mining Consultants Inc.	Page 202 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

FIGURE 20.3 MAP OF THE TSF LAYOUT

E 517,000
N 2,300,000
N 2,299,750
N 2,299,500
N 2,299,250
N 2,299,000
5,800,000 TONNES / ≈3,800,000 m3 PROPOSED FILTERED TAILINGS STORAGE FACILITY.
E 516,750
EDR TERRONERA MINE FTSF PROPERTY BOUNDARY.
FILTER PLANT
ACCESS ROAD PROPOSED FROM PROCESS PLANT TO FILTER PLANT.
STARTER DAM PROPOSED (67,000 m3).
E 516,500
ACCESS ROAD TO PLATFORM.
E 516,250
ACCESS ROAD PROPOSED FROM FILTER PLANT TO FILTERED TAILINGS STORAGE FACILITY.
LOWER FTSF EXPANSION FOOTPRINT (1,300,000 TONNES / 860,000 m3).
POND PLATFORM (500,000 m3).
STORAGE FACILITY STORMWATER POND (20,000 m3 CAPACITY).
100 0 50 100 200 METERS
E 516,000

Source: Wood (2019) *Coordinate system: WGS 84 / UTM Zone 13Q*

P&E Mining Consultants Inc.	Page 203 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

20.5.1    TSF Location and Geometry

The location of the TSF in relation to the overall project facilities is shown in Figure 20.1. The TSF is located in a valley approximately 1 km northwest of the process plant. The current footprint of the TSF occupies a footprint area of approximately 89,760 m2.

The TSF is designed to have an overall downstream slope of 2.8 Height (H) to 1 Vertical (V) with interim benches of 6 m width and slopes 10 m in height at 2.2H:1V slope. Below the TSF to the northwest, there is a proposed storm water collection pond to collect, monitor, treat, and release storm water from the TSF surface area and any subgrade water that is not qualified to be released downstream.

Upstream drainage will be captured in cutoff ditches constructed immediately above the TSF upstream perimeter and routed to the natural drainage course below the TSF as non-contact water.

20.5.2    TSF Operating Methodology

Filtered tailings will be placed and compacted in lifts of approximately 30 cm to a design target density of 1.76 MT/m3 at an optimal moisture content of approximately 18%. It is proposed that the TSF be constructed and reclaimed concurrently with erosion protection, re-vegetation, and drainage structures once the TSF toe dam and its initial bench and slope are completed.

20.5.3    Tailings Transport and Deposition

The proposed TSF will be constructed with filter tailings produced by a filter plant that is located uphill from the TSF. Filter tailings will be transported to the TSF area by either 12 m3 haul trucks that will transport the filtered tailings approximately one-half km along a proposed newly constructed haul road. A dry tailings staging area will feed the dry tailings haul trucks at the filter plant site.

At the TSF, the tailings will be truck end-dumped or radial conveyor-placed, spread, and compacted by a series of mid-size dozers, motor grader(s), and vibratory roller compactors.

20.6    ENVIRONMENTAL CONSIDERATIONS FOR TAILINGS STORAGE

20.6.1    Substances and Residues Used and Produced by the Ore Processing Operations

The reagents used in the process flotation operations are Cytec AP-3418, Cytec A-241, Cytec AF-65, Copper Sulphate, and Foaming Agent PQM F-65.

The mine area will utilize a variety of oils, greases, and chemicals, and other reagents that will be identified, quantified, classified, and submitted for registration per NOM-052, 083, & 157 specific to the Mine Risk Analysis and Application for the Generation of Hazardous Wastes.

P&E Mining Consultants Inc.	Page 204 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

20.6.2    Geotechnical Characterization of the Starter Dam Structure and Filtered Tailings Storage

Subject to the requirements of NOM-157 – SEMARNAT 2009 Wood has performed testing on the waste rock to quantify any acid generating, or potential acid generating waste rock. The tailings have also been sampled and tested for potential contaminants for the purpose of sizing/designing the TSF contact water management pond as shown at the toe of the tailings storage facility in Figure 20.5. Results to date indicate that tailings have low potential for acid generation, whereas the waste rock exhibit low to uncertain potential for acid generation.

20.6.3    Environmental Monitoring Program

The Terronera Project will be required to comply with the environmental regulations and standards in place in Mexico. The mining infrastructure and supporting facilities will need to be designed to minimize the impact to the natural environment.

Mexican law requires that an environmental program be implemented to monitor the surface and underground water, creek sediments, soil, air, vegetation and wildlife conditions. Wood has supported Endeavour Silver during the installation of four dual piezometer/water quality monitoring wells in the Mondeño basin as shown in Figure 20.4. Additional wells have been proposed by Wood at upstream and downstream locations of the TSF to verify groundwater quality once the TSF is operational.

P&E Mining Consultants Inc.	Page 205 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

FIGURE 20.4 MAP OF THE MONDEÑO TAILINGS STORAGE AREA MONITORING WELL LOCATIONS

EDR TERRONERA MINE TSF
SURFACE AREA BOUNDARY
EXISTING
OBSERVATION WELLS
BARR-511
BARR-516
BARR-510
BARR-514
N 2,300,000
N 2,299,600
N 2,299,200
E 516,800
E 516,400
80 0 40 80 160 METERS

Source: Wood (2019) Coordinate system: WGS 84 / UTM Zone 13Q

P&E Mining Consultants Inc.	Page 206 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

20.6.4    Surface Water Management

The Wood design components for the Terronera tailings management facilities are shown on Figure 20.5 and are listed as follows:

  The filtered tailings storage, or TSF, with a capacity of approximately 5.8 million tonnes of densified tailings material.

  A constructed haul road from the process plant to the filter plant. This road also provides the alignment for the raw tailings and filter plant extracted process water piping.

  A constructed haul road from the filtered tailings plant to the active TSF platform.

  A platform uphill from the TSF on which the filter plant will be located.

These features will interrupt natural drainage courses and will need to be designed to accommodate both typical stormflows and the 50-year design stormflows as stipulated in SEMARNAT NOM.141 Section 5.3.1. Because the TSF is located in a Federal Zone as designated by CONAGUA the non-contact diversion structures in association with the final footprint of the TSF will be sized to be able to successfully pass through the TSF the 10,000 year return period stormflow.

The constructed haul roads will utilize concrete, HDPE, and ADS plastic culverts sized according to NOM141 criteria to pass 50-year return period design storm flows. The TSF will use a combination of perimeter canals constructed above the facilities, subdrain rock and pipe systems beneath the storages, and, where feasible, culverts to route design storm flows through facilities as appropriate. Long culverts with minimal slope will be avoided in favour of open drainage structures so as to minimize culvert maintenance.

20.6.5    Mine Water Discharge

Mine water will be pumped to the surface and utilized as process water. Any process water excess will need to be water quality tested and can be discharged downstream if compliant with SEMARNAT NOM157 Section 5.4.2.4.1 mine waste discharge contamination limits, and certain applicable sections of NOM-001. If not compliant it will need to be stored, treated, and tested to achieve compliant discharge.

20.6.6    Groundwater Management

The current process water demand estimate does not require the use of groundwater from the project aquifer Mixtlán identified in Section 20.4.6.2.

Wood, as part of the permitting submittal to CONAGUA, conducted 2-d water infiltration modeling through the tailings dry stack and the native vadose zone that considered the tailings unsaturated pore water properties, the effects of drystack height or geometry as it grows over time, and the climatological conditions of the site (Wood, 2016). Based on the available site data and the projected drystack properties, it is anticipated that no liner would be required over the entire area of the TSF to prevent infiltration into the native ground, however, the TSF design includes the construction of a subdrain system in identified ephemeral and perennial spring areas at the bottom of the existing valley and the inclusion of a geomembrane both to prevent saturation of the overlying filtered tailings material and to separate contact from non-contact water at the base of the TSF.

P&E Mining Consultants Inc.	Page 207 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

20.6.7    Air Quality Management

SEMARNAT NOM-141, specific to tailings facilities, provides fairly general commentary on limiting fugitive dust contamination of surrounding communities, and of the need for mine perimeter particulate contamination monitoring.

20.6.8   Soil-Rock Management as Closure Capping Materials

In accordance with SEMARNAT regulations, during the stages of preparation, construction, operation, maintenance and closure/reclamation, actions must be taken to prevent soil erosion and contamination of native soils in the project area.

The Terronera TSF plan, as shown in Figures 20.1 and 20.5, demonstrates the geometry for the Mondeño filtered tailings deposit that will be generated by the processing of 5.6 M tonnes of ore as presented in this PFS. At more advanced stages of design documentation, Wood will recommend the storage and preservation on-site of dedicated topsoil and waste rock storages of sufficient volume to facilitate capping of the TSF to achieve long term erosion control, dust control, and to contain the filtered tailings storage within a stable surface cover mantle of soil-rock material that will minimize ongoing TSF management at the time of the implementation of the project reclamation and closure plan.

20.6.9    Solid Waste Disposal

Hazardous waste management criteria are established in SEMARNAT NOM-052; 2005 which describes the characteristics, process of identification, classification, and listing of hazardous waste.

Hazardous waste generated onsite will need to be loaded into containers that clearly identify the type of waste and placed in an appropriate disposal area for such waste.

20.7   SOCIO-ECONOMIC AND COMMUNITY RELATIONS

The project is near the communities of San Sebastian del Oeste, Santiago de Pinos, and Los Reyes. These three relatively typical Mexican “pueblos” belong to the municipality of San Sebastian del Oeste, Jalisco. Per the Federal Mexican census of 2010, this municipality has 5,755 inhabitants.

P&E Mining Consultants Inc.	Page 208 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

20.8    CULTURAL AND HISTORICAL RESOURCE STUDIES

According to the baseline cultural and historical resource studies, the Qualified Person is unaware of any cultural events or practices or any historical landmarks that would interfere with the development of the Terronera Project.

20.9    ARCHEOLOGICAL ARTIFACTS AND STUDIES

According to the baseline archaeological studies, the Qualified Person is unaware of any archaeological artifacts that would be impacted by the development of the Terronera Project.

20.10  RECLAMATION AND CLOSURE ACTIVITIES

A Terronera closure and reclamation plan will be included in an amended MIA permit application, and ETJ support documentation, as outlined in the Construction Phase portion of Figure 20.3.

Every three years during the active mine operation, and no less than three years prior to the closure of the mine, an updated closure plan should be presented to SEMARNAT for the Terronera Project.

At the end of the mine life, Endeavour Silver shall perform restoration activities on impacted areas ensuring the stability of disturbed areas. These efforts should be started to the extent possible during project operations and be completed within two years after the end of the mine operations.

20.10.1    Mine Surface Disturbance Closure Activities

20.10.1.1    Resurfacing and Vegetation

The Terronera Project above ground improvements will need to be dismantled and removed from the site. The resulting disturbed platforms and other surface areas will need to be covered with rock or stable soil fill as necessary to provide positive drainage conditions and then capped with topsoil from the mine topsoil storage generated during mine development. The topsoil capped areas will need to be re-vegetated to provide a permanent self-sustaining rehabilitation of the previously disturbed mine surface area.

20.10.1.2    Mine Runoff and TSF and Rock Storage Seepage Management

Any mine generated contact water seepage that does not qualify for release into the downstream environment will need to be managed as actively treated flows until such time as it can qualify for direct release per the discharge limits criteria of SEMARNAT NOM-001 Contaminant Discharge, NOM-157 Mine Discharge, and NOM-052 Hazardous Waste. As is typical of contemporary mine closures, the final mine closure will need to be a mine site with a condition of zero non-qualified release of runoff.

P&E Mining Consultants Inc.	Page 209 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

20.10.2    Underground Mine Infrastructure Closure Activities

All vent raises and portals that provide access to underground workings should be properly sealed to prohibit access to underground workings. Subsurface mine water that reaches the surface should be managed as surface runoff.

P&E Mining Consultants Inc.	Page 210 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

21.0    CAPITAL AND OPERATING COSTS

Capital and operating cost estimates were developed to evaluate the economic feasibility of the Terronera Project. The capital costs comprise initial capital costs (incurred from the date of the project go-ahead to start-up of commercial production) and sustaining capital costs (incurred from start-up of commercial production to mine closure). The capital cost estimates are summarized in the following tables:

  Table 21.9                  1.500 tpd Process and Filter Plants Capital Costs.
  Table 21.14                Total Initial Project Capital Costs.

Excluded from all capital costs are the sunk costs incurred prior to the project go-ahead, including all costs associated with:

  Property purchases.
  Drilling and exploration.
  Concession taxes and annual payments.
  Metallurgical testing.
  Geotechnical sampling and coring.
  Advice, studies and technical reports from third party professionals including cost of outside consultants.
  Permitting fees.
  Endeavour Silver’s management and staff time and expenses in trips to site, meetings, and discussions with authorities, contractors, and other parties.

The operating costs comprise operating and maintenance costs from all areas of Endeavour Silver’s Terronera operations and administration. The operating costs are summarized in Section 21.6.

21.1 PREPARATION OF COST ESTIMATES

The cost estimates were prepared by the following contributors:

  P&E Mining Consultants Inc. (“P&E”) estimated the mining capital and operating costs with input from Endeavour Silver.

  Wood estimated the capital and operating costs of the dry tailings storage facility and the haul road from the filter plant platform to the pond platform utilizing unit costs provided by Endeavour Silver generated during operation of their three currently operating Mexico mining properties.

  Endeavour Silver estimated the taxes, royalties, working capital, transport and refinery costs.

  Endeavour Silver estimated the cost of acquiring LNG generators to provide power for the site.

P&E Mining Consultants Inc.	Page 211 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

  Endeavour Silver obtained from CFE the capital cost of engineering, procuring, and constructing a 115 kV transmission line to the site and the cost of obtaining right-of- way from the affected landowners to install and operate the line, as well as the cost per kWh of supplying power to the site, however, it was determined that the LNG generators would be kept for the current cost model.

  SFA, with advice from P&E, Wood, and PMICSA, estimated the engineering, procurement, and project and construction management costs.

  PMICSA estimated the capital costs of the process and filter plants and the site preparation costs for the process and filter plants.

  SFA estimated the total mine closure and salvage costs with the Terronera closure and reclamation phase reclamation costs being provided by Wood.

  SFA, with input from PMICSA and Endeavour Silver, estimated the process and filter plants operating costs.

  SFA, with input from PMICSA and Endeavour Silver, estimated the capital costs of the site buildings, water supply, and Owner’s costs.

  Endeavour Silver obtained a budget quote for the capital and operating costs of installing and operating a construction camp.

  P&E estimated the leasing costs for portions of the process plant that could reasonably be acquired from vendors providing leased equipment to other parts of the project.

21.2    BASIS OF COST ESTIMATES

The capital costs were estimated by engineers and construction managers with recent experience on similar mining projects in Mexico and were based on the following information.

Mine cost estimates are based on:

  First-principles estimates.
  Detailed design and scheduling of the underground mine.
  Contract rates from similar Endeavour Silver operations in Mexico.
  Contractor budget quotes for specialist operations (raise boring).
  Vendor pricing and finance terms for equipment.
  Vendor estimates of productivity and operational costs.
  Cost databases for capital equipment.
  Cost databases for consumables.
P&E Mining Consultants Inc.	Page 212 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

All other capital cost estimates are based on:

  Topographic maps with 1m contours.
  Material quantity take-offs for tailings facility, earthworks, and roads.
  Metallurgical test work by RDi and ALS.
  Vendor quotes for major process equipment to be purchased directly by Endeavour Silver.
  Preliminary engineering for the process and filter plants, including: flowsheets; material balances; electrical single-line diagrams; equipment lists; specifications (for major equipment); site layouts; general arrangement drawings; and sections.
  Endeavour Silver, SFA, and PMICSA data for all other equipment and materials.
  The Project Execution Plan enclosed in Section 24 of this report.
  Process plant spares at 5% of the total mechanical and electrical equipment costs.
  Freight, duties, taxes, and vendor commissioning costs were included in equipment costs.
  CONAGUA TSF permit submittal concept for the TSF area installations.
  Labour installation manhours and unit costs for all structural, mechanical, piping, electrical, and instrumentation work were based on PMICSA’s data base from mining projects in Mexico.
  The direct costs include all contractors’ mobilization, management, overheads, site vehicles, utilities, surveying, and material testing costs.
  Owner’s costs include: internal Endeavour Silver project staff (management, procurement, accounting); environmental and community relations activities; start-up costs; vehicles, ambulance; and communications equipment.
  Engineering and procurement estimates were prepared by PMICSA for the process and filter plants.
  An EPCM estimate was prepared by Wood for the dry stack tailings and haul road facilities.
  PM/CM costs were based on the manpower and rates used on previous Endeavour Silver projects (Bolañitos, El Cubo, and El Compas) and Terronera’s development schedule in Section 24.

The accuracy of the capital cost estimates is ± 20%.

The estimates are based on prices at 1st Quarter, 2018.

No allowance has been made for escalation and exchange rate fluctuations and the cost estimates exclude the costs of project financing.

A contingency percentage was applied to each of the capital cost items to cover costs which are expected to be incurred but which cannot be quantified with the level of information available. The percentage varied with each item depending on the amount of engineering completed for that item, the source of the estimate, and whether the estimate came from a quote or price proposal . The result was a weighted average contingency of 12% which was applied to all the direct and indirect capital costs.

Contingencies do not cover out-of-scope items or events that may arise during project execution, for example:

P&E Mining Consultants Inc.	Page 213 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

  Labour strikes.
  Earthquakes, hurricanes, floods.
  Large increases in material prices (structural steel, cement, cabling).
  Legislation changes.

21.2.1    Development and Production Costs

To generate mine development and production costs for Terronera, first principle estimates using consumables and labour rates appropriate to the site location were constructed. Subsequently, contracts from other Endeavour Silver operations in Mexico using similar mining methods to Terronera were analysed and used to benchmark derived estimates. The unit costs from these benchmarked estimates were subsequently utilized in first-principles estimates for La Luz to generate its costs.

Only benchmarked first-principles costs were used for development and production costs in this Updated Technical Report, with the exception of raise bore operations, which were benchmarked against quotes from North American contractors and Endeavour Silver’s internal costs for similar operations.

21.2.2    Leasing Costs

Leasing costs were generated from a terms sheet provided by Sandvik Mining. Two amortized lease terms were analysed (48 months and 36 months), with the 48 month term selected. The terms were as follows:

  Down payment 15% of purchase price.
  Origination fee of 0.60% of purchase price.
  Initial $1,200 contract legal fee.
  Monthly payments prorated at 8.42% annual interest, compounded monthly.
  These terms apply to all mining equipment manufactured by Sandvik, and it was indicated that equipment manufactured by Getman could also be acquired under the same terms. For all other ancillary equipment, these same terms have been assumed, with the exception of haulage trucks, which are assumed to be provided by the haulage contractor with their capital costs included in the contract unit price.
  It is assumed that similar terms could be reached with all other mobile equipment suppliers.

21.3    CAPITAL COST ESTIMATES

21.3.1    Pre-Production Mine Capital Costs

Pre-production capital costs include all costs associated with exploiting the Terronera and La Luz Deposits prior to 1,500 tpd combined production between the Terronera and La Luz deposits beginning in Q3 of Year 1. This includes all mining and material transport costs for production at both deposits within this period. It is envisioned that the underground mine will utilize surface facilities (offices, buildings, etc) at the process plant complex wherever possible to minimize underground indirect costs.

P&E Mining Consultants Inc.	Page 214 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

21.3.1.1    Infrastructure

The total capital cost of mine pre-production infrastructure at Terronera and La Luz is estimated at $5.1 million as shown in Table 21.1.

TABLE 21.1 PRE-PRODUCTION CAPITAL INFRASTRUCTURE COSTS
Equipment Type	Cost (US$ 000’s)
Communications	209
Dewatering	185
Electrical Infrastructure	1,069
Surface Infrastructure	1,179
Underground Infrastructure	1,084
Haulage System	1,103
Ventilation	317
Total	5,147

21.3.1.2   Mine Equipment

The total cost of down payments and lease payments for mine equipment incurred during the pre-production period is estimated at $13.3M which can be seen in Table 21.2. Origination costs and legal fees are included in the “Down Payments” column.

TABLE 21.2 PRE-PRODUCTION CAPITAL EQUIPMENT COSTS
Equipment Type	Down Payments (US$ 000’s)	Lease Costs (US$ 000’s)
Jumbos	1,065	2,486
Scissor Decks and Bolters	1,007	2,345
Production Drills	133	311
Explosives Loaders	130	294
LHDs	831	1,932
Auxiliary	611	1,278
Sub-Total	3,777	8,647
Equipment Mobilization	857
Total	13,282

P&E Mining Consultants Inc.	Page 215 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

21.3.1.3    Mine Development

The mine total direct capital cost of pre-production development at Terronera and La Luz is estimated at $30.8 million, including waste haulage, with $28.1 million associated with lateral and $2.6 million associated with vertical development. These costs include labour, compressed air, face dewatering and ventilation, equipment operations and consumables, and maintenance, but not power or fleet leasing costs.

Costs of initial lateral development can be seen in Table 21.3. Costs of initial vertical development can be seen in Table 21.4.

TABLE 21.3 PRE-PRODUCTION CAPITAL LATERAL DEVELOPMENT COSTS
Deposit	Development Type	Quantity (m)	Direct Cost / m (US$ 000’s)	Total Cost (US$ 000’s)
Combined	Main Ramp	13,203	1,363	17,997
	Ramp Loadout	1,020	1,644	1,677
	Pump Station	244	1,740	424
	Attack Ramp Driven	425	833	354
	Attack Ramp Slashed*	93	272	25
	La Luz Attack Ramp Driven	355	724	257
	La Luz Attack Ramp Slashed*	781	257	201
	Ore Connector	187	365	68
	Ore Pass Loadout	270	1,277	344
	Waste Haulage			5,717
	Day Works and Sundries			1,067
Total		16,577		28,132

* Slash advance items are assigned costs on an equivalent metres of advance basis.

TABLE 21.4 PRE-PRODUCTION CAPITAL VERTICAL DEVELOPMENT COSTS
Deposit	Development Type	Quantity (m)	Direct Cost / m (US$ 000’s)	Total Cost (US$ 000’s)
Combined	Finger Raise	15	922	13
	Drop Raise	431	1,088	468
	4 ft Raisebore	580	650	377
	8 ft Raisebore	213	1,100	234
	10 ft Raisebore	986	1,250	1,233
	Waste Haulage			176
	Day Works and Sundries			116
Total		206		2,618

P&E Mining Consultants Inc.	Page 216 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

21.3.1.4    Indirects

All pre-production costs not associated with infrastructure, equipment leasing or direct capital development can been seen in Table 21.5. The total remaining indirect costs is estimated at $7.5M.

TABLE 21.5 PRE-PRODUCTION CAPITAL INDIRECT COSTS
Equipment /Cost Type	Cost (US$ 000’s)
Staff Salaries	1,459
Contractor Salaries	2,003
Additional Equipment Fleet Power	1,110
Primary Ventilation Power	2,441
Primary Pumping Power	483
Total	7,495

21.3.1.5    Ore Exploitation in the Pre-Production Period

The La Luz Deposit is exploited starting early in the pre-production period, and is shipped off site to Endeavour Silver’s Bolañitos process plant. Also, a stockpile of ore from Terronera is produced starting at the end of Year -1 Q4 that totals approximately 68 kt of ore prior to the Terronera process plant reaching 1,500 tpd. Backfilling operations at La Luz will also be undertaken to install the first artificial sill pillars. Costs associated with these production operations in the pre-production period total $9.3M, see Table 21.6.

TABLE 21.6 ORE EXPLOITATION PRE-PRODUCTION COSTS
Equipment /Cost Type	Cost (US$ 000’s)
Production & Stockpile Rehandle	4,521
Production Haulage	937
Cement	640
Bolañitos Ore Tranport & Rehandle	3,156
Total	9,254

21.3.1.6    Summary of Mine Pre-Production Costs

Total pre-production mine capital for Terronera and La Luz is estimated at $65.9M as summarized in Table 21.7.

P&E Mining Consultants Inc.	Page 217 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 21.7 MINE PRE-PRODUCTION COSTS
Equipment /Cost Type	Cost (US$ 000’s)
Infrastructure	5,147
Equipment	13,282
Development	30,750
Indirects	7,495
Ore Exploitation	9,254
Total	65,928

21.3.2    Site Preparation and Roads

The estimated costs of preparing the site and roadworks are shown in Table 21.8.

TABLE 21.8 SITE PREPARATION AND ROADS COSTS
Equipment /Cost Type	Cost (US$ 000’s)
Site Preparation by Plant Area
Crushing	324
Milling	205
Flotation	92
Thickening	527
Water Systems	47
Reagents	33
Buildings	1,335
Ancillary Services	98
Camp Area	436
Power Generator Area	24
Site Preparation Subtotal	3,121

Roads
New Internal Roads	2,620
Upgrade Existing Roads	499
Roads Subtotal	3,119
Total	6,240

21.3.3    Process Plant and Filter Plant

The cost estimates for the 1,500 tpd process and filter plants are detailed in Table 21.9.

P&E Mining Consultants Inc.	Page 218 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 21.9 1,500 TPD PROCESS AND FILTER PLANTS CAPITAL COSTS (US$)

AREA	PROCESS EQUIPMENT SUPPLY	ELECTRICAL EQUIPMENT SUPPLY	CIVIL WORKS	STRUCTURAL STEEL	BULDINGS	MECHANICAL EQUIPMENT FABRICATION	MECHANICAL EQUIPMENT INSTALL	PIPING	ELECTRICAL INSTALLATION	INSTRUMENTATION	TOTAL
PROCESS PLANT											
ORE HANDLING / CRUSHING	**2,093,749**	**304,416**	**1,664,711**	**818,882**	**123,556**	**535,884**	**415,495**	**14,933**	**403,573**	**221,753**	**6,596,951**
ORE RECEPTION	240,937	136,500	447,126	120,016	26,841	73,048	81,015	0	117,748	0	1,243,231
ORE HANDLING	281,102	0	666,031	155,834	4,518	252,085	30,827	0	98,740	83,268	1,572,404
CRUSHING	1,092,116	0	382,545	520,815	42,939	155,990	83,821	14,933	117,023	93,982	2,504,164
CONVEYORS	479,593	0	141,002	12,391	0	54,761	219,831	0	53,061	44,504	1,005,144
ELECTRICAL ROOM	0	167,916	28,006	9,825	49,259	0	0	0	17,002	0	272,008
FINES HOPPER/ MILLING	**3,520,424**	**418,107**	**719,567**	**648,476**	**8,749**	**635,118**	**576,913**	**166,187**	**405,968**	**258,440**	**7,357,950**
FINES HOPPER	91,861	0	179,871	97,176	0	428,398	44,015	10,355	81,232	64,849	997,758
GRIND BUILDING	0	0	127,191	494,564	0	0	0	0	33,771	0	655,526
BALL MILL	1,779,825	418,107	397,153	0	8,749	135,319	455,722	38,283	212,329	119,130	3,564,617
PERIPHERAL EQUIPMENT	1,648,738	0	15,353	56,736	0	71,400	77,176	117,549	78,635	74,461	2,140,049
FLOTATION	**3,849,156**	**194,227**	**358,698**	**773,752**	**255,616**	**213,285**	**320,465**	**212,536**	**243,657**	**305,537**	**6,726,930**
FLOTATION BUILDING	0	0	142,424	436,274	0	0	0	0	29,887	0	608,585
FLOTATION CELLS	2,600,021	0	93,977	177,718	0	23,419	207,841	137,589	122,020	212,805	3,575,391
BSTATION, MCC, OPERATION OFFICES	0	194,227	103,530	92,894	241,444	0	0	0	27,611	24,504	684,210
PERIPHERAL EQUIPMENT	1,249,135	0	18,766	66,865	14,172	189,866	112,625	74,947	64,139	68,228	1,858,743
THICKENING / FILTRATION	**1,472,042**	**214,992**	**677,333**	**484,996**	**39,367**	**465,918**	**98,415**	**240,727**	**226,913**	**196,137**	**4,116,841**
CONCENTRATE THICKENER	432,789	44,753	161,288	53,655	14,664	118,316	19,298	80,021	51,962	58,841	1,035,587
TAILING THICKENER	578,193	67,130	263,996	148,767	0	326,656	43,243	126,824	77,943	68,648	1,701,400
CONCENTRATE FILTERING	461,061	103,109	252,049	282,574	24,702	20,946	35,874	33,883	97,009	68,648	1,379,855
WATER SYSTEMS	**59,556**	**0**	**114,696**	**0**	**0**	**237,243**	**3,203**	**202,108**	**22,174**	**28,022**	**667,002**
FRESH WATER	43,500	0	54,447	0	0	116,749	1,971	144,401	11,087	11,209	383,365
PROCESS WATER	16,056	0	60,249	0	0	120,494	1,232	57,707	11,087	16,813	283,638
REAGENTS HANDLING	**245,228**	**51,008**	**121,375**	**125,262**	**78,300**	**161,325**	**9,509**	**43,977**	**110,789**	**102,516**	**1,049,289**
REAGENTS BUILDING	245,228	51,008	121,375	125,262	78,300	161,325	9,509	43,977	110,789	102,516	1,049,289
AUXILIARY WORKS & SERVICES	**908,055**	**88,706**	**130,069**	**34,576**	**21,037**	**84,385**	**45,159**	**174,406**	**14,216**	**28,656**	**1,529,265**
QUALITY CONTROL LABORATORY	0	0	73,629	34,576	21,037	24,193	0	32,306	0	0	185,742
FIRE PROTECTION SYSTEM	65,043	0	56,440	0	0	60,192	7,266	142,100	14,216	28,656	373,912
COMMISSIONING	281,004	29,569	0	0	0	0	37,893	0	0	0	348,466
SPARE PARTS	562,008	59,138	0	0	0	0	0	0	0	0	621,145
TOTALS	12,148,210	1,271,457	3,786,449	2,885,944	526,626	2,333,158	1,469,159	1,054,874	1,427,290	1,141,062	28,044,229
FILTER PLANT	1,640,973	147,421	358,323	456,173	56,557	552,800	131,064	184,858	230,862	125,008	3,884,040

P&E Mining Consultants Inc.	Page 219 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

21.3.4    Dry Tailings Storage Facility

The cost estimate for the dry tailings storage facility is detailed in Table 21.10. All the costs shown under 750 tpd will be expended in Year -1 and all the costs shown under 1,500 tpd will be expended in Year 1 and Year 2. Some of the costs shown under 1,500 tpd are operational in nature but have been included in the capital costs.

TABLE 21.10 DRY TAILINGS STORAGE FACILITY CAPITAL COST ESTIMATE
Equipment /Cost Type	Cost (US$ 000’s)
Filtered Tailings Haulage, Placement and Compaction	136
Pond Platform Construction	919
Pump Stations	6
Ground Preparation	235
Starter Dam Construction	435
Non-Contact Water Management	562
Contact Water Management	386
Contact Water Pond System	408
Total	3,087

21.3.5    Site Power & Water Supply

Endeavour Silver will install Liquid Natural Gas (LNG) generators to provide site power. The cost of the site power line and switchgear is US$1,523,800 and the energy generator cost is US$191,200.

The site water will be supplied from the mine and potable water will be treated in a water purification plant that has an estimated cost of US $288,000.

The total site power and water supply cost is US$2,003,000.

21.3.6    Indirect Costs

The indirect costs comprise Owner’s costs, camp costs, and costs of engineering, procurement, and project and construction management. The Owner’s costs are shown in Table 21.11.

P&E Mining Consultants Inc.	Page 220 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 21.11 OWNER’S COSTS
Equipment /Cost Type	Cost (US$ 000’s)
Project Staff (procurement, accounting, project engineers)	750
Start-up (first fill)	180
Construction Trailers	230
Pick-up Trucks	140
Site Security	168
Communications Equipment	300
Construction Power	210
Total	1,978

The construction camp costs are shown in Table 21.12. These costs include the costs of operating the camp during the construction period.

TABLE 21.12 CONSTRUCTION CAMP COSTS
Equipment /Cost Type	Cost (US$ 000’s)
Gate House	115
Clinic & Admin Office	160
Project Staff Units	262
Managers Residence	268
Dining Room & Kitchen	488
Laundry	105
Gym & Recreation Facilities	167
General Office	257
Supervisor Staff Residences	283
Operations Staff Units	910
Contractor Staff Units	108
Security Staff Units	108
Transport Staff Services	37
Multipurpose Court	62
External Area	468
Total	3,798

The engineering, procurement, and project and construction management costs are shown in Table 21.13.

P&E Mining Consultants Inc.	Page 221 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 21.13 ENGINEERING, PROCUREMENT, PROJECT AND CONSTRUCTION MANAGEMENT
Equipment /Cost Type	Cost (US$ 000’s)
Engineering
EPC Contractor	1,554
Dry stack tailing facility and road	463

Procurement
All facilities	290

PM/CM
EPC Contractor	1,845
Owner’s Engineer	3,805
Total	7,957

21.4    TOTAL INITIAL CAPITAL COSTS

The total initial capital costs for the project are shown in Table 21.14.

TABLE 21.14 TOTAL INITIAL PROJECT CAPITAL COSTS
Equipment /Cost Type	Cost (US$ 000’s)
Mine development	56,674
Site preparation and roads	6,240
Site power and water supply	2,003
Buildings	2,161
Process plant	28,044
Filter plant	3,884
TSF	3,551
Total Direct Costs	102,556

Owners costs	1,978
Construction camp	3,798
Engineering, procurement, PM/CM	7,957
Total Indirect Costs	13,733
Total Direct + Indirect Costs	116,289
Contingency @ 12%	13,955
Total Costs	130,243

P&E Mining Consultants Inc.	Page 222 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

21.5    SUSTAINING CAPITAL COSTS

The sustaining capital costs are the direct costs of mine development and dry tailings storage facility development from the start of 1,500 tpd operations to the end of the mine life.

Excluded from the sustaining capital costs are all costs incurred by Endeavour Silver that are related to the cost of operating and maintaining the mine and plant as detailed in Section 21.12 Operating Cost Estimates.

The sustaining mine development costs are summarized in Table 21.15.

P&E Mining Consultants Inc.	Page 223 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 21.15 SUSTAINING MINE DEVELOPMENT COSTS (US$ 000’S)
Mine Area	Item	YR1 Q3	YR1 Q4	YR2 Q1	YR2 Q2	YR2 Q3	YR2 Q4	YR3	YR4	YR5	YR6	YR7	YR8	YR9	YR10	YR11	YR12
		1	1	2	2	2	2	3	4	5	6	7	8	9	10	11	12
Infrastructure	Communications	9	9	5	5	5	4	10	10	3	4	10	11	5	7	3	1
	Dewatering	0	0	0	19	0	0	0	0	0	0	0	0	0	0	0	0
	Electrical Infrastructure	15	0	15	0	102	0	0	0	0	0	0	34	34	0	0	0
	Surface Infrastructure	87	87	87	87	87	87	350	350	0	0	0	0	0	0	0	0
	Underground Infrastructure	9	37	162	220	856	10	0	0	0	0	0	0	0	0	0	0
	Haulage System	57	57	57	1,160	113	1,160	1,500	453	453	226	0	0	0	0	0	0
	Ventilation	82	82	88	88	88	88	351	351	55	25	0	0	0	0	0	0
General	Equipment Mobilization	12	12	0	0	0	0	0	138	48	0	0	130	12	29	0	0
Fleet	Lease Payments (36 Month)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	Lease Downpayments (36 Month)	59	59	0	0	0	0	0	2,319	946	0	9	2,212	235	558	9	0
Development	Lateral	2,380	2,045	991	931	1,007	877	1,724	1,778	0	0	1,845	1,697	0	0	0	0
	Vertical	598	467	316	189	67	379	114	56	0	0	11	69	0	0	0	0
	Day Works and Sundries	149	126	65	56	54	63	92	92	0	0	93	88	0	0	0	0
Total (US$ 000’s)		3,456	2,979	1,787	2,755	2,379	2,668	4,141	5,546	1,506	255	1,968	4,242	286	594	12	1

P&E Mining Consultants Inc.	Page 224 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

The sustaining dry tailings storage facility costs are shown in Table 21.16.

TABLE 21.16 SUSTAINING DRY TAILINGS STORAGE FACILITY COSTS (US$ 000’S)
Item	YR1 Q3	YR1 Q4	YR2	YR3	YR 4	YR 5	YR 6	YR 7	YR 8	YR 9	YR 10	YR 11	YR 12
Road on TSF Face Slope	8	8	31	31	31	31	31	31	31	31	31	31	31
Filtered Tailings Haulage, Placement and Compaction	84	84	595	508	508	508	508	508	508	508	508	283	199
Pond Platform	-	-	-	-	-	-	-	-	-	-	-	-	-
Construction
Pump Stations	-	-	-	-	-	4	-	-	-	-	4	-	-
Ground Preparation	-	-	32	-	32	-	32	-	32	-	32	-	32
Starter Dam Construction	-	-	-	-	-	-	-	-	-	-	-	-	-
Non-Contact Water Management	-	-	20	-	297	-	14	-	297	-	14	-	289
Contact Water Management	-	-	38	-	21	17	21	-	38	-	21	17	21
Contact Water Pond System	-	-	-	-	-	-	-	-	409	-	-	-	-
Erosion Control	5	5	21	21	21	21	21	21	21	21	21	21	21
Instrumentation	18	18	-	-	-	70	-	70	-	-	70	-	-
Total (US$ 000’s)	115	115	737	560	910	651	627	630	1,336	560	701	352	593

P&E Mining Consultants Inc.	Page 225 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

21.6    MINE CLOSURE COSTS

When the mine shuts down, the plants and buildings will be dismantled and demolished. All waste will be taken to a disposal site and salvageable equipment and steel will be set aside for sale. No mining equipment was assumed to be salvageable. The salvage value of the process and filter plant was compared to the actual salvage costs obtained by two separate mining companies in 2015 for process plants similar to Terronera.

All the plant and tailings areas will then be treated as per the closure and reclamation plan described in Section 20.

The estimated capital costs of closing the mine are summarized in Table 21.17.

TABLE 21.17 MINE CLOSURE COSTS
Equipment /Cost Type	Cost (US$ 000’s)
Reclamation of TSF + Storage Areas + Plant Area + Roads	2,250
Dismantling and Demolition of Plants	800
Salvage Value (40% of Process, Mechanical and Electrical Equipment)	(7,226)
Total Closure Costs	(4,176)

The mine closure costs are included in the economic analysis described in Section 22.

21.7    OPERATING COST ESTIMATES

21.7.1    Power Costs

The operating costs for all facilities include the cost of power which is a function of the power demand and the unit cost of electricity. The power demand is a product of the total installed kW capacity, load factor, and operating hours for each area of the mine, plants, and other facilities.The power demand for the three major areas of the project is shown in Table 21.18.

TABLE 21.18 1,500 TPD POWER DEMAND (KW)
Equipment	Power (kW)
Mine	2,587
Process and Filter Plants	6,910
All Other Facilites	400
Total	9,897

P&E Mining Consultants Inc.	Page 226 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

The unit cost for electrical power used in the operating cost estimates was $0.177/kWh when operating at 1,500tpd process plant throughput. When operating at 750tpd, the cost estimate was $0.185/Kwh. A weighted average of these numbers is used for ramp-up and ramp-down periods.

21.7.2  Mine Operating Costs

Total operating costs for exploiting the Terronera and La Luz Deposits are estimated at $274.8 million from the start of 1,500 tpd production (Q3, YR1) to the end of mine life as shown in Table 21.19.

P&E Mining Consultants Inc.	Page 227 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 21.19 MINE OPERATING COSTS (US$ 000’S)
Mine Area	Item	YR1 Q3	YR1 Q4	YR2 Q1	YR2 Q2	YR2 Q3	YR2 Q4	YR3	YR4	YR5	YR6	YR7	YR8	YR9	YR10	YR11	YR12
		1	1	2	2	2	2	3	4	5	6	7	8	9	10	11	12
Development	Lateral	145	240	241	251	220	218	474	395	291	353	484	558	464	574	266	71
	Day Works and Sundries	7	12	12	13	11	11	24	20	15	18	24	28	23	29	13	4
Mining	Production	2,655	3,153	3,198	2,994	2,939	2,777	10,247	10,445	10,022	10,396	10,674	11,138	12,258	13,067	7,402	5,830
	Cement	700	824	791	760	668	709	2,669	1,377	1,365	1,833	1,301	1,210	1,094	1,053	479	319
	Stockpile Rehandle	0	0	0	0	0	0	0	0	0	11	11	0	11	11	7	1
	CRF Rock Quarrying	0	0	0	0	0	0	0	0	0	260	1,011	1,023	1,322	1,322	716	527
Haulage	All Ore & Dev Waste	1,090	997	709	665	703	642	1,457	1,305	810	766	1,305	1,252	764	775	416	284
	CRF	204	246	249	268	272	283	1,132	1,147	1,102	1,074	1,083	1,099	1,100	1,178	622	461
	Lease Payments	1,501	1,501	1,501	1,501	1,501	1,501	6,003	-868	4,729	5,033	5,045	1,849	2,530	4,643	4,633	-1,517
Indirects	Company Salaries	276	276	276	276	276	390	1,561	1,679	1,679	1,679	1,679	1,679	1,679	1,679	1,679	1,679
	Contractor Salaries	499	485	535	526	520	503	1,729	1,729	1,635	1,567	1,669	1,635	1,635	1,730	1,567	935
	Additional Fleet Power Cost	254	270	255	263	258	249	947	915	772	712	845	789	731	982	662	465
	Primary Vent (Power)	518	508	355	337	281	300	928	745	711	654	671	671	597	671	620	469
	Primary Pumping (Power)	217	230	245	244	251	255	315	300	298	300	298	299	300	305	295	245
Total (US$ 000’s)		8,067	8,743	8,366	8,098	7,900	7,838	27,487	19,192	23,429	24,655	26,100	23,229	24,507	28,018	19,378	9,772

P&E Mining Consultants Inc.	Page 228 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

A breakdown of the operating costs by deposit can be seen in Table 21.20. It should be noted that a large portion of the La Luz Deposit is mined out in the pre-production period, so the remaining operating costs appear lower than the actual marginal costs to mine, as they are averaged over roughly 55% of the total mineable tonnes of the deposit.

TABLE 21.20 MINE OPERATING COSTS AT TERRONERA AND LA LUZ
Deposit	Equipment/ Development Cost Type	Cost (US$ 000’s)	Cost per LOM Ore Tonne (US$/t)
Terronera (5,445 kt LOM Ore)	Lateral Development	5,220	0.96
	Production	115,737	21.26
	Cement	16,951	3.11
	Quarrying for CRF	6,180	1.14
	Haulage	24,559	4.51
	Equipment Leasing	40,041	7.35
	Indirect Costs	58,614	10.77
	Total	267,302	49.09
La Luz (142 kt LOM Ore)	Lateral Development	289	2.04
	Production	3,514	24.75
	Cement	200	1.41
	Quarrying for CRF	0	0.00
	Haulage	901	6.35
	Equipment Leasing	1,044	7.35
	Indirect Costs	1,528	10.76
	Total	7,476	52.66
Combined (5,587 kt LOM Ore)	Lateral Development	5,509	0.99
	Production	119,251	21.35
	Cement	17,151	3.07
	Quarrying for CRF	6,180	1.11
	Haulage	25,460	4.56
	Equipment Leasing	41,085	7.35
	Indirect Costs	60,143	10.77
Total		274,779	49.18

21.7.3    Process and Filter Plant Operating Costs

The operating costs for the process and filter plants are based on Endeavour Silver’s operating costs at its three similar-sized process plants and one filter plant in Mexico. The current unit costs for labour, materials, consumables, and maintenance from these operations together with estimates of the quantities of labour, reagents, power, and consumables required for Terronera were used to estimate the operating costs. The total process and filter plants operating costs for 750 tpd and 1,500 tpd operations are summarized in Table 21.21.

P&E Mining Consultants Inc.	Page 229 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE 21.21 PROCESS AND FILTER PLANTS OPERATING COSTS (US$ 000’S)
Desription	Annual Cost Using LNG Generators 750 tpd	Annual Cost Using LNG Generators 1,500 tpd
Labour	1,735	1,736
Reagents	583	1,166
Electric power	7,048	9,981
Maintenance, Parts, Steel Balls	914	1,143
Water Supply	118	236
Filter Plant Maintenance	499	680
Total	10,897	14,852
Annual Processed k tonnes	262.5	525
Total Operating Cost	41.51/t	28.29/t

21.7.4    G&A Operating Costs

At Endeavour Silver’s other operations in Mexico, General and Administration (“G&A”) costs include the following services: Warehousing, Purchasing, Environmental, Human Resources, Camp, Security, Information Technology, Accounting, Administration, Community Relations, Legal, and Safety.

The G&A services and staffing required at Terronera were prepared by Endeavour Silver.

Using salaries and costs from Endeavour Silver’s other operations in Mexico, the total annual cost was estimated to be $4.23 M per annum.

21.7.5    Transport and Refining Charges

The cost for material transport and refining of concentrate is estimated at $5.00/t.

P&E Mining Consultants Inc.	Page 230 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

22.0    ECONOMIC ANALYSIS

22.1    INTRODUCTION

An economic analysis utilizing after-tax discounted cash flow modeling was prepared for the base case mine plan, processing a total of 5.6 million tonnes of mined diluted Mineral Resource material in a nominal 1,500 tpd by the end of Year 1, allowing for normal process plant maintenance and availability. The last two years of mill operations will be at a reduced average rate as the mine winds down (750 tpd nominal when operating in Yr 12). The forecast operating mine life is 11.5 years following a 15 month period of pre-production capital investment, construction, mine development, and 2 month period of commissioning. The Discounted Cash Flow (DCF) analysis is only an approximation of value as exact cash flow is highly dependent on multiple variables such as commodity prices, operating costs, foreign exchange, tax laws and other complex factors that can only be determined during operations.

Sensitivity analyses were performed for variations in commodity prices, operating costs, and initial capital costs to determine how each variable impacts valuation.

This Updated Technical Report contains forward-looking projected mine production rates, development schedules, and estimates of future cash flows. The anticipated process plant head grades and metal recoveries are derived from industry standard sampling and testing programs that are expected to be representative of actual mining operations. Numerous other factors such as permitting, construction delays, and availability of mining equipment may result in timing and scheduling differences from those presented in the economic analysis. The economic analysis has been run on a constant dollar basis with no inflation factor. The economic cash flow model is available in Figure 22.1.

22.2    TECHNICAL AND FINANCIAL ASSUMPTIONS

Silver and gold recoveries to a bulk flotation precious metal concentrate are projected to be 84.6% silver and 80.4% gold based on metallurgical testwork with a target grind of 80% passing 100 mesh as detailed in Section 13.0 and the recovery methods described in Section 17.0. Smelter payable amounts are estimated at 97.5% for both silver and gold in concentrate. Payable rates are based on current concentrate sales contracts agreed to at Endeavour Silver’s Bolañitos and El Cubo Mines.

The average mine operating costs over the LOM are estimated to be $97.86 per tonne. This estimate is based on: the mining method and LOM production schedule shown in Section 16.0; productivities and quantities estimated by P&E; and unit costs provided by P&E and Endeavour Silver.

The operating costs for the process and filter plants are based on Endeavour Silver’s operating costs at its three similar-sized process plants and one filter plant in Mexico. The current unit costs for labour, material, consumables, and maintenance from these operations together with estimates of the quantities of labour, reagents, power, and consumables required for Terronera were used to estimate the operating costs. The electrical kWh costs are based on LNG power generation at site.

P&E Mining Consultants Inc.	Page 231 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

The G&A services and staffing required at Terronera were prepared with input from Endeavour Silver using salaries and costs from similar operations in Mexico. The total annual cost is estimated at approximately $4.23M per annum.

Royalties are calculated directly from the estimated gross revenues, based on application of the Extraordinary Mining Duty on Gold, Silver and Platinum as a 0.5% net smelter royalty (NSR), payable to the Mexican government and a 2% NSR payable to Grupo Mexico, the previous owner of the Terronera Property.

Working capital was calculated on an annual basis under the following assumptions: accounts receivable are received after 30 days, accounts payable are paid after 45 days, a 30 day turnover for supply inventory and ore inventory, and Value Added Tax (VAT or IVA) is refunded after 90 days. All working capital is recaptured at the end of the mine life with a net free cash flow impact of $0.

A summary of the financial and technical assumptions used in the Base Case analysis are presented in Table 22.1.

TABLE 22.1 BASE CASE FINANCIAL AND TECHNICAL ASSUMPTIONS
Financial	Rate	Notes
Corporate Tax Rate	30.0%	After allowable deductions
Mining Special Duty Tax Rate	7.5%	Applied to EBITDA, deductible against corporate tax
Government Royalty	0.5%	NSR on gross Au, Ag, Pt revenues after smelter charges
Discount Rate	5.0%	For NPV calculation
PESOS:US$ FX Rate	20	Approximate average Q2 2018
Silver Price, $/oz	$16.50	Constant, LOM
Gold Price, $/oz	$1,238	Constant, LOM
Property NSR Royalty	2.0%	Payable to original property owner
Technical	Rate	Notes
Silver Recovery to Con %	84.6%	Forecast from detailed metallurgical tests
Gold Recovery to Con %	80.4%	Forecast from detailed metallurgical tests
Con Silver Payable %	97.5%	Based on current contracts
Con Silver Payable %	97.5%	Based on current contracts
Mining cost per tonne	$50.84	Applicable to stoped ore
Processing cost per tonne	$29.57	Process-related costs
Royalties cost per tonne	3.96	Calculated
Treatment and refining charges per tonne	5.00	Estimate based on current contracts
G&A Costs per tonne	$8.49	On-site G&A per tonne, weighted average

P&E Mining Consultants Inc.	Page 232 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

22.3    ECONOMIC ANALYSIS SUMMARY

The cash flow model after-tax financial results are summarized in Table 22.2.

TABLE 22.2 SUMMARY OF AFTER-TAX ECONOMIC ANALYSIS
Item	Unit	Value
Mine Plan Tonnage	(kt)	5,587
Silver Grade	(g/t)	208
Gold Grade	(g/t)	2.34
Process Plant Capacity, Years 1 (avg)	(kt/a)	298
Process Plant Capacity, Years 2-10	(kt/a)	525
Process Plant Capacity, Years 11 & 12 (avg)	(kt/a)	250
Mine Life	(yr)	11.5
Payable Silver, LOM	(koz)	30,882
Payable Gold, LOM	(koz)	328.5
Gross Revenue, LOM	US$ (000’s)	911,380
Operating Costs, LOM	US$ (000’s)	546,729
Initial Capital Expenditures	US$ (000’s)	116,289
Sustaining Capital Expenditures	US$ (000’s)	37,969
Capital Contingency	US$ (000’s)	19,077
Total LOM Project Capital	US$ (000’s)	173,335
Total Taxes Paid	US$ (000’s)	47,259
After-Tax Net Cash Flow, LOM	US$ (000’s)	159,079
LOM Operating Cost per Tonne	US$	97.86
Cash Cost per oz Payable Silver, net of Gold By-product	US$	3.63
After-Tax NPV, 5% Discount	US$ (000’s)	103,014
After-Tax Internal IRR	(%)	23.8%
After-Tax Payback Period	(yr)	3.5

22.4    CASH FLOWS

The projected pre-tax, after-tax and cumulative after-tax cash flows are presented in Figure 22.1 and a more complete year by year summary is presented in Table 22.3.

For the purposes of calculating the after-tax Net Present Value (NPV), a discount rate of 5% is used, applied at the midpoint of each year of the project, commencing in the first pre-production year of capital investment. Table 22.3 displays the discount factors applied through the life of the project.

P&E Mining Consultants Inc.	Page 233 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

P&E Mining Consultants Inc.	Page 234 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

P&E Mining Consultants Inc.	Page 235 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

22.5    TAXES AND TAX TREATMENT

The Mexico tax policies include a royalty on gross revenues, after smelter deductions, of 0.5% applied to precious metal mines (gold, silver and platinum). Additionally there is a Special Mining Duty of 7.5% levied on earnings before income tax and depreciation allowance. Corporate income taxes of 30% are applied to earnings after the usual allowable deductions for depreciation and loss carry-forwards. The Special Mining Duty and royalties are also deductible for the purpose of calculating corporate income tax.

The financial model for the Terronera PFS incorporates these taxes in the cash flow model in computing the after-tax cash flow amounts, NPV and IRR. The financial model is constructed on a 100% equity basis.

22.6    SENSITIVITY ANALYSIS

The after-tax cash flow model net present value (at 5% discount) and IRR were determined after varying the base case model values for metal prices, operating costs and initial capital costs to determine the project economic sensitivity to these key parameters. In each case, the other project and model assumptions were kept constant. Sensitivity analysis results are summarized in Table 22.4 and Figure 22.2 below. Variances were run at ±10% and ±20% from the base case.

As is typical of high-grade underground mines, results show that the project NPV and internal IRR are most directly sensitive to changes in metal prices, and almost equally so to operating costs. Variance in the initial capital has much less impact on the NPV and IRR.

TABLE 22.4 BASE CASE AFTER-TAX NPV AND IRR SENSITIVITIES
Variance	Operating Costs			Initial Capital			Metal Prices
	NPV (5%) US$ M	IRR	Payback Years	NPV (5%) US$ M	IRR	Payback Years	NPV (5%) US$ M	IRR	Payback Years
-20%	109.9	25.2%	3.4	101.5	25.2%	3.4	-0.8	4.8%	6.2
-10%	106.5	24.5%	3.4	102.2	24.5%	3.4	57.8	16.0%	4.3
Base Case	103.0	23.8%	3.5	103.0	23.8%	3.5	103.0	23.8%	3.5
10%	99.5	23.1%	3.6	103.7	23.2%	3.5	147.2	31.2%	2.9
20%	96.0	22.4%	3.6	104.2	22.6%	3.6	191.1	38.4%	2.6

P&E Mining Consultants Inc.	Page 236 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

P&E Mining Consultants Inc.	Page 237 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

23.0    ADJACENT PROPERTIES

Minera Cimarron S.A. de C.V. (Minera Cimarron) is a small private mining company that operates the Quiteria Mine in the San Sebastián del Oeste area (Figure 23.1) . Approximately 70 ha of mining claims are owned by the Company. These 70 ha include some recently acquired claims in the Los Reyes area which lies in an adjacent canyon to the north. The company has done only some minor sampling in the abandoned workings in Los Reyes but anticipates that, in the near future, it may be able to supplement production from this area.

Minera Cimarron is currently doing development work by means of an inclined ramp from surface. Most of the material that is processed is from this development work and a small portion comes from shrinkage mining. Minera Cimarron is also encountering some old mine workings at depth and along strike.

Drilling is done with jack-legs and loading and hauling are done mainly with 2 and 3.5 yd3 LHDs. Ore grades are reportedly approximately 275 g/t silver and 0.4 g/t gold. The company is currently processing approximately 300 tpd with 70% recovery and this is done with the following equipment: 1 jaw crusher; 1 Symon’s 2 foot cone crusher; 1 Hardinge 8 feet x 48 inches; 200 HP ball mill; followed by a series of Wemco flotation cells. The concentrate is dewatered with an Eimco drum filter and shipping on average, 25 t of concentrates to the Peñoles smelter in Torreón, Coahuila per month.

P&E Mining Consultants Inc.	Page 238 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

Future plans for the mine include further development toward the northwest on the vein structure, the continuation of an existing adit to shorten hauling distances, driving a new adit to access the vein structure at greater depth and, possibly, diamond drilling below the current levels to establish new resources.

Installations include an assay laboratory, a small repair shop for vehicles and diesel equipment, and a warehouse for parts and materials. The mine currently has about 35 workers. Most of the operating personnel come from Santiago de los Pinos which is 4 km away. More qualified employees come from mining districts throughout Mexico.

Accounting and purchasing are done in administrative offices in Guadalajara. The mine has several rented houses in the small towns of Santiago de Los Pinos and Minera Cimarron for its supervisors.

Also in the Municipality of San Sebastián del Oeste is the 5,080-ha Guijoso Property. It is located about 25 km northeast of San Sebastián del Oeste and approximately 5 km south of the town of San Felipe de Hijar. Intermittent small scale exploitation of veins has occurred in San Felipe de Hijar, similar to that in the San Sebastián del Oeste area.

The Guijoso Property is also located within the same belt of low sulphidation epithermal deposits which hosts the San Sebastián Veins. All mineralization at the Guijoso Project is associated with pervasive, vein and stockwork silicification and adjacent argillic alteration within rhyolite tuffs. Silicification has been recognized over an area approximately 6 km in length by 1.5 km in width.

23.1    COMMENTS

The Qualified Person has not verified the information regarding adjacent properties and has not visited or audited them. The values and the information on adjacent properties presented do not have any direct bearing on the Terronera Project and the reader should not infer or assume that the Terronera Project will have similar results.

P&E Mining Consultants Inc.	Page 239 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

24.0    OTHER RELEVANT DATA AND INFORMATION

24.1    PROJECT EXECUTION PLAN

The project execution plan assumed for Terronera is based on a contracting approach that Endeavour Silver used successfully on its Bolañitos, El Cubo, and El Compas Projects. The methodology of this proven approach is as follows:

  Endeavour Silver appoints an overall Project Manager to oversee the entire project.

  Endeavour Silver appoints a procurement team for the project.

  Endeavour Silver engages an Owner’s Engineer (OE) to supplement Endeavour Silver‘s project team in monitoring and controlling the engineering, procurement, and construction of the project. The OE also assists Endeavour Silver’s project team in providing overall project management; monitoring and controlling the overall project schedule; planning, organizing, monitoring and controlling commissioning and handover; and implementing a site safety program.

  Endeavour Silver purchases or leases major process plant equipment and all mobile equipment.

  Endeavour Silver leases all the major mining equipment.

  Endeavour Silver contracts with a qualified mining contractor to develop and operate the mine.

  Endeavour Silver contracts directly with a qualified engineering company to engineer the earthworks, roads, and dry tailings storage facility.

  Endeavour Silver negotiates a single lump sum price contract with a qualified local contractor to engineer, procure, and construct (EPC) the process and filter plants.

  Local contractors bid competitively on all other packages of work: earthworks; roads; buildings; water supply; and other site infrastructure.

  Endeavour Silver arranges the supply of on site power by LNG generators.

  Endeavour Silver employs and trains an operating and supervisory labour force for the mine, process and filter plants, and other project facilities in time for plant commissioning.

24.2    DEVELOPMENT SCHEDULE

A Terronera Project Development Schedule based on the contracting approach, estimated approval times, key interfaces, equipment delivery times, and established productivities is shown in Figure 24.1.

P&E Mining Consultants Inc.	Page 240 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

The overall duration of the project from project go-ahead to start of 1,500 tpd operations is 15 months.

P&E Mining Consultants Inc.	Page 241 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

25.0    INTERPRETATION AND CONCLUSIONS

The Terronera Mineral Resource and Mineral Reserve Estimates presented conform to the current CIM Definition Standards for Mineral Resources and Mineral Reserves, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” The estimation approach and methodology used is reasonable and appropriate based on the data available.

The project is subject to technical, legal, environmental, and political risks that are similar to the risks faced by Endeavour Silver on its current operations in Mexico. The Qualified Persons consider these risks to be manageable and should not have an adverse effect on the continued development of the Terronera Project.

P&E Mining Consultants Inc.	Page 242 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

26.0    RECOMMENDATIONS

Based on a review of the Terronera Project and the encouraging results to date, it is recommended that Endeavour Silver:

•	Continue exploratory drilling of nearby mineralized bodies to extend the future mine life. Estimated cost $200,000.

•	Investigate the inclusion of an HPGR crusher as the tertiary crusher to give the lowest energy requirement for size reduction. Estimated cost $25,000.

•	Higher grade zones should be analyzed for metallic gold and silver content to address the possibility of the presence of coarse precious metal. Estimated cost $5,000.

•	Optimize the grinding circuit. Estimated cost $35,000.

•	At the effective date of this Updated Technical Report additional metallurgical testwork and process optimization is ongoing and has not been concluded.

•	Conduct more detailed analyses based on additional or updated data for the Deposit in order to support the next stage of engineering. Additional data requirements include:
	o	Creating a 3D lithological model. Estimated cost $25,000.
	o	Creating a 3D structural model. Estimated cost $25,000.

•

The rock mass characteristics in the immediate vicinity of the crown pillar and to the east of the Arroyo Fault zone should be better defined during the next phase of design or during the early stages of mining. Estimated cost $75,000 plus drilling.

•	Additional geomechanical logging should be completed to better define difference in structural trends around geomechanical drill hole KP16-02. Estimated cost $25,000.

•

Additional hydrogeological data should be collected if the project economics or operating conditions are sensitive to the groundwater conditions and groundwater inflow estimate. For example, the completion of additional packer testing and the installation of additional vibrating wire piezometres could be used to refine the hydrogeological characterization and evaluate the potential for spatial variability. Estimated cost including 60l/sec pump station $150,000.

•	The groundwater pore pressure data from the vibrating wire piezometers should be recorded and reviewed on a regular basis. Estimated cost $15,000.

Update the geomechanical domain definition, stability analyses, recommendations, and groundwater inflow estimate to account for the results of the additional data inputs and any changes to underground mine plan. Any significant changes to the mine plan should be reviewed from a geomechanical perspective. Estimated cost $75,000.

P&E Mining Consultants Inc.	Page 243 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

  Advance the current preliminary TSF area design, associated hauling accessways, and tailings delivery infrastructure to construction design level in conjunction with the Feasibility level analysis. Estimated cost $150,000.

  Additional geomechanical work is recommended for both deposits. The domain definition, stability analyses, recommendations, and groundwater inflow estimate for the Terronera Deposit should be updated to account for the results of the additional data inputs and any changes to underground mine plan. The planned sill pillar strategy, as well as interactions between the planned and historical stopes, should be evaluated in detail. Any significant changes to the mine plan should be reviewed from a rock mechanics perspective. The on-going geomechanical and hydrogeological assessment for the La Luz Deposit should be completed and the design assumptions used in this study updated as required. Estimated costs to be determined.

  Given the risk-mitigating features of the Terronera Project and the positive results of this Updated Technical Report, the Qualified Persons recommended that Endeavour Silver budget US$810,000 for the above recommended programs.

P&E Mining Consultants Inc.	Page 244 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

27.0    REFERENCES

Costos Estandares de Construccion en las Minas Activas de Endeavour Silver (2017), Ing. Henry Cari, Gestor de Proyectos, Endeavour Silver, and Ing. Juan Manuel Leon de Geoingenieria, February and March, 2017.

Exploitacion Minera Terronera (2017), Estudio Tecnico Justificativo para Cambio de Uso de Suelos en Terrenos Forestales, Proyecto Terronera, Ing. Roberto Trujillo, Jalisco State, Mexico, for Endeavour Silver Corp and Minera Plata Adelante, February, 2017.

Lewis, W.J., Murahwi, C.Z., (2013), NI 43-101 Technical Report, Audit of the Mineral Resource Estimate for the San Sebastian Project, Jalisco State, Mexico, by Micon International Limited for Endeavour Silver Corp., March 6, 2013, 128 p.

Manifestacion de Impacto Ambiental Modalidad Particular (2013), Expolitacion Minera Proyecto Terronera, Ing. Joazura Gonzalez, Jalisco State, Mexico, for Endeavour Silver Corp and Minera Plata Adelante, December, 2013.

Modification of the Manifestacion de Impacto Ambiental Modalidad Particular (2017), Expolitacion Minera Proyecto Terronera, Ing. Roberto Trujillo, Jalisco State, Mexico, for Endeavour Silver Corp and Minera Plata Adelante, February, 2017.

Munroe, M.J., (2014), NI 43-101 Technical Report on the Resource Estimates for the San Sebastian Project, Jalisco State, Mexico, by Michael J. Munroe for Endeavour Silver Corp., March 27, 2014, 140 p

PhotoSat (2016), Proyecto de Mapeo de Elevacion Por Satelite San Sebastian Project, Jalisco State, Mexico, by , PhotoSat Information Ltd., October, 2014.

SEMARNAT NORMAS #001 (1996), #141 (2003), and #157 (2009), and CONAGUA Delimitacion y Proteccion de Zonas Federales de Cauces y Cuerpos de Agua (1972) y Ley de Aguas Nacionales (1994).

Smith Foster and Associates (2018), Ni 43-101 and Ni 43-101f1 Technical Report Updated Mineral Resource Estimate and Updated Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico, September 17, 2018, p. 317.

Wood, 2019; Updated Pre-Feasibility Study Drawings, Terronera Project, San Sebastian del Oeste, Jalisco, Mexico.

Wood (2018), Optimized PFS Project Infrastructure and TSF Layout.

Wood (2014 and 2016), Deterministic Seismic Hazard Assessment, Mina Terronera, New Tailings Facility, Jalisco State, Mexico, November, 2014, updated October, 2016.

Wood, Hidrologia e Hidraulica de Mexico, (2016), Reporte del Diseno del Deposito de Jales y de Tepetate Proyecto Terronera, Jalisco State, Mexico, for Endeavour Silver Corp., October 31, 2016.

P&E Mining Consultants Inc.	Page 245 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

28.0    CERTIFICATES

CERTIFICATE OF QUALIFIED PERSON

EUGENE PURITCH, P. ENG., FEC, CET

I, Eugene J. Puritch, P. Eng., FEC, CET, residing at 44 Turtlecreek Blvd., Brampton, ON, L6W 3X7, certify that:

1.	I am an independent mining consultant and President of P&E Mining Consultants Inc.

2.

This certificate applies to the Technical Report titled “Updated Technical Report for the Terronera Project, Jalisco State, Mexico”, (the “Technical Report”) with an effective date of February 12th, 2019.

3.

I am a graduate of The Haileybury School of Mines, with a Technologist Diploma in Mining, as well as obtaining an additional year of undergraduate education in Mine Engineering at Queen’s University. In addition I have also met the Professional Engineers of Ontario Academic Requirement Committee’s Examination requirement for Bachelor’s Degree in Engineering Equivalency. I am a mining consultant currently licensed by the: Professional Engineers and Geoscientists New Brunswick (License No. 4778); Professional Engineers, Geoscientists Newfoundland and Labrador (License No. 5998); Association of Professional Engineers and Geoscientists Saskatchewan (License No. 16216); Ontario Association of Certified Engineering Technicians and Technologists (License No. 45252); Professional Engineers of Ontario (License No. 100014010); Association of Professional Engineers and Geoscientists of British Columbia (License No. 42912); and Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists (No. L3877). I am also a member of the National Canadian Institute of Mining and Metallurgy.

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

I have practiced my profession continuously since 1978. My summarized career experience is as follows:

•	Mining Technologist - H.B.M.& S. and Inco Ltd.,	1978-1980
•	Open Pit Mine Engineer – Cassiar Asbestos/Brinco Ltd.,	1981-1983
•	Pit Engineer/Drill & Blast Supervisor – Detour Lake Mine,	1984-1986
•	Self-Employed Mining Consultant – Timmins Area,	1987-1988
•	Mine Designer/Resource Estimator – Dynatec/CMD/Bharti,	1989-1995
•	Self-Employed Mining Consultant/Resource-Reserve Estimator,	1995-2004
•	President – P&E Mining Consultants Inc,	2004-Present

4.	I have visited the Property that is the subject of this Technical Report on September 11, 2014.

5.	I am responsible for authoring Sect 2, 3, 18, 19, and co-authoring Sect 1, 14, 15, 16, 25, 26 of the Tech Report.

6.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.

7.

I have had prior involvement with the Project that is the subject of this Technical Report. I was a “Qualified Person” for the following Technical Reports titled: “NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project, Jalisco State, Mexico” with an effective date of March 25, 2015; “NI 43- 101 Technical Report Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” with an effective date of April 3, 2017; “NI 43-101 and NI 43-101F1 Technical Report Updated Mineral Resource Estimate and Updated Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico”, with an effective date of August 7, 2018; and “Updated Mineral Resource Estimate Technical Report for the Terronera Project, Jalisco State, Mexico”, (the “Technical Report”) with an effective date of Feb 1, 2019.

8.	I have read NI 43-101 and Form 43-101F1. This Technical Report has been prepared in compliance therewith.

9.

As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: February 12, 2019
Signing Date: April 30, 2019
{SIGNED AND SEALED}
[Eugene Puritch]
Eugene Puritch, P.Eng., FEC, CET

P&E Mining Consultants Inc.	Page 246 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

CERTIFICATE OF QUALIFIED PERSON

D. GREGORY ROBINSON, P. ENG., MBA

I, D. Gregory Robinson, P. Eng., MBA, residing at 1236 Sandy Bay Road, Minden, ON, K0M 2K0, certify that:

1.	I am an independent mine engineer.

2.

This certificate applies to the Technical Report titled “Updated Technical Report for the Terronera Project, Jalisco State, Mexico”, (the “Technical Report”) with an effective date of February 12th, 2019.

3.	I am a graduate of Dalhousie University, Queens University and Cornell University, and Professional Engineer of Ontario (License No. 100216726).

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

I have practiced my profession continuously since 2008. My summarized career experience is as follows:

•	Lead Associate Engineer, P&E Mining Consultants	Aug 2017 - Present
•	Mine Engineer, Lac des Iles Mine, North American Palladium	May 2016 – Jun 2017
•	Senior Underground Engineer, Phoenix Gold, Rubicon Minerals	Sep 14 – Jan 2016
•	Mine Engineer, Diavik Diamond Mine, Rio Tinto Diamonds	Sep 2011 – Sep 2014
•	Mine Engineer, Bengalla Mine, Rio Tinto Coal and Allied	Dec 2008 – Sep 2011
•	EIT, Creighton Mine, Vale-Inco	May2008 - Dec, 2008

4.	I have not visited the Property that is the subject of this Technical Report.

5.	I am responsible for authoring Sections 21, 22, 24 and co-authoring Sections 1, 15, 16, 25, 26 of the Technical Report.

6.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.

7.	I have had no prior involvement with the Project that is the subject of this Technical Report

8.	I have read NI 43-101 and Form 43-101F1. This Technical Report has been prepared in compliance therewith.

9.

As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: February 12, 2019
Signing Date: April 30, 2019

{SIGNED AND SEALED}
[D. Gregory Robinson]
____________________________
D. Gregory Robinson, P.Eng., MBA

P&E Mining Consultants Inc.	Page 247 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

CERTIFICATE OF QUALIFIED PERSON

PETER J. SMITH, P.ENG.

I I, Peter J. Smith, P. Eng., residing at 951 Beachview Drive, North Vancouver, BC V7G 1P8, do hereby certify that:

1.	I am an independent consultant and President of Smith Foster & Associates Inc.

2.

This certificate applies to the Technical Report titled “Updated Technical Report for the Terronera Project, Jalisco State, Mexico”, (the “Technical Report”) with an effective date of February 12th, 2019.

3.	I graduated with a Bachelor’s Degree in Applied Science (Civil Engineering) from the University of British Columbia in 1968.

I am a registered member in good standing of the Association of Professional Engineers and Geoscientists of BC, registration number 12720.

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and hereby certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101), and past relevant work experience on mining projects, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

I have worked as a civil engineer, project manager, and senior engineering manager in Canada and internationally since graduation from university. My summarized career experience is as follows:

•	Engineer - Dept. of Fisheries & Oceans	1968-1969
•	Engineer – Gruner AG Consulting Engineers	1970-1974
•	Site Project Engineer – Alusuisse Engineering	1974-1979
•	Project and Construction Manager – Swan Wooster Engineering Ltd	1969-1985
•	Engineer and Co-Owner – Watson Smith Consultants Ltd	1985-1986
•	Director, Engineering – Vancouver Port Corporation	1986-1995
•	Managing Director, Ports & Infrastructure, Simons Consulting Ltd	1995-2000
•	Senior VP, Industrial – UMA Engineering Ltd	2000-2006
•	Co-Owner & President – Axxent Engineering Ltd	2006-2012
•	Co-Owner & President – Smith Foster & Associates Inc	2012-Present

4.	I have visited the Property that is the subject of this Technical Report on September 11 and 12, 2014 and November 10, 2016.

5.	I am responsible for co-authoring Sections 1, 21, 25, 26 and authoring Section 24 of the Technical Report.

6.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.

7.

I have had prior involvement with the Project that is the subject of this Technical Report. I was a “Qualified Person” for the following Technical Reports titled: “NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project, Jalisco State, Mexico” with an effective date of March 25, 2015; “NI 43- 101 Technical Report Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” with an effective date of April 3, 2017; “NI 43-101 and NI 43-101F1 Technical Report Updated Mineral Resource Estimate and Updated Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico”, with an effective date of August 7, 2018.

8.	I have read NI 43-101 and Form 43-101F1. This Technical Report has been prepared in compliance therewith.

9.

As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: February 12, 2019
Signing Date: April 30, 2019
{SIGNED AND SEALED}
[Peter J. Smith]
____________________________
Peter J. Smith, P.Eng.

P&E Mining Consultants Inc.	Page 248 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

CERTIFICATE OF QUALIFIED PERSON

DAVID BURGA, P.GEO.

I, David Burga, P. Geo., residing at 3884 Freeman Terrace, Mississauga, Ontario, do hereby certify that:

1.	I am an independent geological consultant contracted by P & E Mining Consultants Inc.

2.

This certificate applies to the Technical Report titled “Updated Technical Report for the Terronera Project, Jalisco State, Mexico”, (the “Technical Report”) with an effective date of February 12, 2019.

3.

I am a graduate of the University of Toronto with a Bachelor of Science degree in Geological Sciences (1997). I have worked as a geologist for over 20 years since obtaining my B.Sc. degree. I am a geological consultant currently licensed by the Association of Professional Geoscientists of Ontario (License No 1836).

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

My relevant experience for the purpose of the Technical Report is:

•	Exploration Geologist, Cameco Gold	1997-1998
•	Field Geophysicist, Quantec Geoscience	1998-1999
•	Geological Consultant, Andeburg Consulting Ltd.	1999-2003
•	Geologist, Aeon Egmond Ltd.	2003-2005
•	Project Manager, Jacques Whitford	2005-2008
•	Exploration Manager – Chile, Red Metal Resources	2008-2009
•	Consulting Geologist	2009-Present

4.	I have visited the Property that is the subject of this Technical Report on September 11, 2014; October 7, 2014; June 14, 2016, January 9 and October 16, 2018.

5.	I am responsible for authoring Sections 4 to 12, 23 and co-authoring Sections 1, 25 and 26 of the Technical Report.

6.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.

7.

I have had prior involvement with the Project that is the subject of this Technical Report. I was a “Qualified Person” for the following Technical Reports titled: “NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project, Jalisco State, Mexico” with an effective date of March 25, 2015; “NI 43- 101 Technical Report Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” with an effective date of April 3, 2017; “NI 43-101 and NI 43-101F1 Technical Report Updated Mineral Resource Estimate and Updated Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico”, with an effective date of August 7, 2018; and “Updated Mineral Resource Estimate Technical Report for the Terronera Project, Jalisco State, Mexico”, (the “Technical Report”) with an effective date of Feb 1, 2019.

8.	I have read NI 43-101 and Form 43-101F1 and this Technical Report has been prepared in compliance therewith.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: February 12, 2019
Signing Date: April 30, 2019

{SIGNED AND SEALED}
[David Burga]

____________________________
David Burga, P.Geo.

P&E Mining Consultants Inc.	Page 249 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

CERTIFICATE OF QUALIFIED PERSON

YUNGANG WU, P.GEO.

I, Yungang Wu, P. Geo., residing at 3246 Preserve Drive, Oakville, Ontario, L6M 0X3, do hereby certify that:

1.	I am an independent consulting geologist contracted by P&E Mining Consultants Inc.

2.

This certificate applies to the Technical Report titled “Updated Technical Report for the Terronera Project, Jalisco State, Mexico”, (the “Technical Report”) with an effective date of February 12, 2019.

3.

I am a graduate of Jilin University, China, with a Master Degree in Mineral Deposits (1992). I am a geological consultant and a registered practising member of the Association of Professional Geoscientist of Ontario (Registration No. 1681).

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

My relevant experience for the purpose of the Technical Report is as follows:

•	Geologist –Geology and Mineral Bureau, Liaoning Province, China	1992-1993
•	Senior Geologist – Committee of Mineral Resources and Reserves of Liaoning, China	1993-1998
•	VP – Institute of Mineral Resources and Land Planning, Liaoning, China	1998-2001
•	Project Geologist–Exploration Division, De Beers Canada	2003-2009
•	Mine Geologist – Victor Diamond Mine, De Beers Canada	2009-2011
•	Resource Geologist– Coffey Mining Canada	2011-2012
•	Consulting Geologist	Present

4.	I have not visited the Property that is the subject of this Technical Report.

5.	I am responsible for co-authoring Sections 1, 14, 25 and 26 of the Technical Report.

6.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.

7.

I have had prior involvement with the Project that is the subject of this Technical Report. I was a “Qualified Person” for the following Technical Reports titled: “NI 43-101 Technical Report Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” with an effective date of April 3, 2017; “NI 43-101 and NI 43- 101F1 Technical Report Updated Mineral Resource Estimate and Updated Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico”, with an effective date of August 7, 2018; and “Updated Mineral Resource Estimate Technical Report for the Terronera Project, Jalisco State, Mexico”, (the “Technical Report”) with an effective date of Feb 1, 2019.

8.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith.

9.

As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: February 12, 2019
Signing Date: April 30, 2019

{SIGNED AND SEALED}
[Yungang Wu]

____________________________
Yungang Wu, P.Geo.

P&E Mining Consultants Inc.	Page 250 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

CERTIFICATE OF QUALIFIED PERSON

EUGENIO IASILLO, P.E.

I, Eugenio Iasillo, P.E., residing at 3370 W. Crestone Court Tucson, Arizona 85742, USA, do hereby certify that:

1.

I am currently Principal of Process Engineering LLC, 3370 W. Crestone Court, Tucson, Arizona 85742. Process Engineering LLC provides consulting services for mining project development and mineral processing plants design; development of metallurgical data, data analysis and development of plant design criteria; coordination of EPCM, plant commissioning and start up.

2.

This certificate applies to the Technical Report titled “Updated Technical Report for the Terronera Project, Jalisco State, Mexico”, (the “Technical Report”) with an effective date of February 12, 2019.

3.

I am currently licensed as a Registered Professional Engineer in Arizona, USA, Arizona Certificate/Registration No. 28209, a Chemical Engineer in Mexico, my Professional Registration is CEDULA No. 486768.

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

4.	I have visited the Property that is the subject of this report on September 11 & 12, 2014 and November 10, 2016.

5.	I am responsible for authoring Section 13, 17 and co-authoring Sections 1, 25 and 26 of the Technical Report.

6.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.

7.

I have had prior involvement with the Project that is the subject of this Technical Report. I was a “Qualified Person” for the following Technical Reports titled: “NI 43-101 Technical Report Preliminary Economic Assessment for the Terronera Project, Jalisco State, Mexico” with an effective date of March 25, 2015; “NI 43- 101 Technical Report Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” with an effective date of April 3, 2017; “NI 43-101 and NI 43-101F1 Technical Report Updated Mineral Resource Estimate and Updated Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico”, with an effective date of August 7, 2018; and “Updated Mineral Resource Estimate Technical Report for the Terronera Project, Jalisco State, Mexico”, (the “Technical Report”) with an effective date of Feb 1, 2019.

8.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith.

9.

As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: February 12, 2019
Signing Date: April 30, 2019

{SIGNED AND SEALED}
[Eugenio Iasillo]

____________________________
Eugenio Iasillo, P.E.

P&E Mining Consultants Inc.	Page 251 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

CERTIFICATE OF QUALIFIED PERSON

HUMBERTO F. PRECIADO, PH.D., P.E.

I, Humberto F. Preciado, Ph.D., P.E., do hereby certify that:

1.	I am an employee of Wood Environment and Infrastructure Solutions, Inc., located at 2000 South Colorado Blvd., Denver, Colorado, 80222, USA.

2.

This certificate applies to the Technical Report titled “Updated Technical Report for the Terronera Project, Jalisco State, Mexico”, (the “Technical Report”) with an effective date of February 12, 2019.

3.

I am a graduate of the University of British Columbia with a PhD in Civil Engineering. I have worked as a civil engineer for more than 20 years since obtaining my B.Sc. degree at Universidad Autonoma de Guadalajara in Mexico. I am a registered member in good standing of the Colorado State Board of Licensure for Professional Engineers under License #52648. I am also a member of the Society for Mining, Metallurgy & Exploration (SME).

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

My relevant experience for the purpose of the Technical Report is as follows:

•	State Infrastructure Commission (CEI), Civil Engineer, Queretaro, Mexico,	1992 – 1999
•	University of British Columbia, Department of Civil Engineering, PhD Student & Research Assistant, Vancouver, Canada,	1999-2005
•	Western Technologies Inc., Geotechnical Engineer/ Project Mgr, Phoenix, AZ, USA,	2005 - 2010
•	Western Technologies Inc., Director of Geotechnical Services, Phoenix, AZ, USA,	2010 - 2011
•	Amec Foster Wheeler Peru S.A., Geotechnical Department Manager, Lima, Perú,	2012 - May 2015
•	Amec Foster Wheeler, Senior Geotechnical Engineer, Denver CO, USA,	June 2015 – March 2018
•	Wood, Senior Associate Geotechnical Engineer, Denver CO, USA,	April 2018 - Present

4.	I have visited the Property that is the subject of this Technical Report on December 11 to 14, 2015.

5.	I am responsible for authoring Section 20 and co-authoring Sections 1, 25 and 26 of the Technical Report.

6.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.

7.

I have had prior involvement with the Project that is the subject of this Technical Report. I was a “Qualified Person” for a Technical Report titled “NI 43-101 and NI 43-101F1 Technical Report Updated Mineral Resource Estimate and Updated Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico”, with an effective date of August 7, 2018; and “Updated Mineral Resource Estimate Technical Report for the Terronera Project, Jalisco State, Mexico”, (the “Technical Report”) with an effective date of Feb 1, 2019.

8.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith.

9.

As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: February 12, 2019
Signing Date: April 30, 2019

{SIGNED AND SEALED}
[Humberto Preciado]

____________________________
Humberto Preciado, P.E.

P&E Mining Consultants Inc.	Page 252 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

CERTIFICATE OF QUALIFIED PERSON

BENJAMIN D. PEACOCK, P. ENG.

I, Benjamin D. Peacock, P. Eng., residing at 280 Ross Drive, North Bay, Ontario, P1A 0C3, certify that:

1.	I am a Senior Engineer employed by Knight Piésold Ltd.

2.

This certificate applies to the Technical Report titled “Updated Technical Report for the Terronera Project, Jalisco State, Mexico”, (the “Technical Report”) with an effective date of February 12, 2019.

3.

I am a graduate of the University of Waterloo, Waterloo, Ontario, Canada, in 2008 with a Bachelor of Science degree in Civil Engineering. I am registered as a Professional Engineer in the Province of Ontario (Reg. No. 100141409). I have been employed full-time by Knight Piesold Ltd. since 2008 providing geomechanical design support for underground and open pit mines and projects.

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

4.	I have visited the Property that is the subject of this Technical Report from September 7 to 10, 2016, November 30 to December 3, 2016 and December 4 to 8, 2018.

5.	I am responsible for co-authoring Sections 1, 16, 25, 26 of the Technical Report.

6.	I am independent of the Issuer applying the test in Section 1.5 of NI 43-101.

7.

I have had prior involvement with the Project that is the subject of this Technical Report. I was a “Qualified Person” for a Technical Reports titled “NI 43-101 Technical Report Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” with an effective date of April 3, 2017 and “NI 43-101 and NI 43- 101F1 Technical Report Updated Mineral Resource Estimate and Updated Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico”, with an effective date of August 7, 2018.

8.	I have read NI 43-101 and Form 43-101F1. This Technical Report has been prepared in compliance therewith.

9.

As of the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: February 12, 2019
Signing Date: April 30, 2019

{SIGNED AND SEALED}
[Benjamin D. Peacock]
____________________________
Benjamin D. Peacock, P.Eng.

P&E Mining Consultants Inc.	Page 253 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

APPENDIX A        SURFACE DRILL HOLE PLAN

The Terronera Deposit maps are shown first, followed by those for the La Luz Deposit.

The coordinate system for these maps is: WGS 84 / UTM Zone 13Q.

P&E Mining Consultants Inc.	Page 254 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

SECTION REFERENCE LINE
516,400 E
516,600 E
516,800 E
517,000 E
517,200 E
517,400 E
517,600 E
2,297,000 N
2,296,800 N
2,296,600 N
2,296,400 N
2,296,200 N
2,296,000 N
2,295,800 N
2,295,600 N
160 NW
150 NW
140 NW
130 NW
120 NW
110 NW
100 NW
N
0
100
200
300
400
METRES
MINERALIZED DOMAINS PROJECTED TO SURFACE
FW
HW1
HW2
HW3
HW4
HW5
HW6
TRV
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
SURFACE DRILL PLAN
November 2018

Coordinate system: WGS 84 / UTM Zone 13Q

P&E Mining Consultants Inc.	Page 255 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

517,400 E
517,500 E
517,600 E
517,700 E
517,800 E
517,900 E
518,000 E
518,100 E
518,200 E
518,300 E
2,299,100 N
2,299,000 N
2,298,900 N
2,298,800 N
2,298,700 N
2,298,600 N
2,298,500 N
900 W
1,000 W
1,100 W
1,200 W
1,300 W
1,400 W
1,500 W
1,600 W
SECTION REFERENCE LINE
N
0
50
100
150
200
250
METRES
MINERALIZED DOMAINS
PROJECTED TO SURFACE
LALUZ
LLHW
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT - LA LUZ DEPOSIT
SURFACE DRILL PLAN
June 2018

Coordinate system: WGS 84 / UTM Zone 13Q

P&E Mining Consultants Inc.	Page 256 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

APPENDIX B        3-D DOMAINS AND WIREFRAMES

TERRONERA PROJECT - 3D DOMAINS

DOMAINS
FW
HW1
HW2
HW3
HW4
HW5
HW6
TRV

P&E Mining Consultants Inc.	Page 257 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TERRONERA PROJECT - LA LUZ DEPOSIT
3D DOMAINS

LL-38
LL-40
LL-39
LL-21
LL-22
LL-19
LL-18
LL-41
LL-20
LL-15
LL-03
LL-14
LL-02
LL-05
LL-32
LL-16
LL-27
LL-25
LL-30
LL-26
LL-09
LL-28
DOMAINS
LALUZ
LLHW

P&E Mining Consultants Inc.	Page 258 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

APPENDIX C        LOG NORMAL HISTOGRAMS

The Terronera Deposit histograms are shown first, followed by those for the La Luz Deposit.

P&E Mining Consultants Inc.	Page 259 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TRV Ag Composite Distribution
Number of Samples
Ag g/t (log10 scale)
Frequency
Normal Distribution

TRV Au Composite Distribution
Number of Samples
Au g/t (log10 scale)
Frequency
Normal Distribution

P&E Mining Consultants Inc.	Page 260 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

HW1 Ag Composite Distribution
Number of Samples
Ag g/t (log10 scale)
Frequency
Normal Distribution

HW1 Au Composite Distribution
Number of Samples
Au g/t (log10 scale)
Frequency
Normal Distribution

P&E Mining Consultants Inc.	Page 261 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

HW2 Ag Composite Distribution
Number of Samples
Ag g/t (log10 scale)
Frequency
Normal Distribution

HW2 Au Composite Distribution
Number of Samples
Au g/t (log10 scale)
Frequency
Normal Distribution

P&E Mining Consultants Inc.	Page 262 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

La Luz Ag Composite Distribution
Number of Samples
class (log10 scale)
Frequency
Normal Distribution

La Luz Au Composite Distribution
Number of Samples
Au g/t (log10 scale)
Frequency
Normal Distribution

P&E Mining Consultants Inc.	Page 263 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

APPENDIX D        VARIOGRAMS

The Terronera Deposit variograms are shown first, followed by those for the La Luz Deposit.

P&E Mining Consultants Inc.	Page 264 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TRVein Ag Along Strike Variogram
gamma(h)
distance
352
1177
2203
5781
9497
5543
6166
10938
5405
5845
9004
4292
Normal
Variogram Model
Variogram Structures

TRVein Ag Along Strike Variogram
gamma(h)
distance
352
1177
2203
5781
9497
5543
6166
10938
5405
5845
9004
4292
Normal
Variogram Model
Variogram Structures

P&E Mining Consultants Inc.	Page 265 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TRVein Ag Across Dip Variogram
gamma(h)
distance
Normal
Variogram Model
Variogram Structures

TRVein Au Along Strike Variogram
gamma(h)
distance
Normal
Variogram Model
Variogram Structures

P&E Mining Consultants Inc.	Page 266 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TRVein Au Down Dip Variogram
gamma(h)
distance
Normal
Variogram Model
Variogram Structures

TRVein Au Across Dip Variogram
gamma(h)
distance
Normal
Variogram Model
Variogram Structures

P&E Mining Consultants Inc.	Page 267 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

La Luz Ag Omnivariogram
gamma(h)
distance
Normal
Variogram Model
Variogram Structures

La Luz Ag Along Strike Variogram
gamma(h)
distance
Normal
Variogram Model
Variogram Structures

P&E Mining Consultants Inc.	Page 268 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

La Luz Ag Down Dip Variogram
gamma(h)
distance
Normal
Variogram Model
Variogram Structures

La Luz Au Omnivariogram
gamma(h)
distance
Normal
Variogram Model
Variogram Structures

P&E Mining Consultants Inc.	Page 269 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

La Luz Au Along Strike Variogram
gamma(h)
distance
Normal
Variogram Model
Variogram Structures

La Luz Au Down Dip Variogram
gamma(h)
distance
Normal
Variogram Model
Variogram Structures

P&E Mining Consultants Inc.	Page 270 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

APPENDIX E        AGEQ BLOCK MODEL VERTICAL CROSS SECTIONS AND PLANS

The Terronera Deposit AgEq block model vertical cross sections and plans are shown first, followed by those for the La Luz Deposit.

The coordinate system for these maps is: WGS 84 / UTM Zone 13Q.

P&E Mining Consultants Inc.	Page 271 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

REFERENCE LINE
1,700 EL
1,600 EL
1,500 EL
1,400 EL
1,300 EL
SURFACE
TR-1-1
TR-1-2
TR-1-4
TR-1-5
TR-2-1
TR-2-2
TR-2-3
TR-2-4
TR-2-5
TR-3-1
TR-3-5
0
50
100
150
200
METRES
MINERALIZED DOMAINS PROJECTED TO SECTION
FW
HW1
HW2
HW3
HW4
HW5
HW6
TRV
AgEq g/t
+ 550
450 - 550
350 - 450
250 - 350
150 - 250
0.01 - 150
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
AgEq BLOCK MODEL SECTION 108 NW
November 2018

P&E Mining Consultants Inc.	Page 272 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

REFERENCE LINE
1,700 EL
1,600 EL
1,500 EL
1,400 EL
1,300 EL
SURFACE
TR 7-3
TR 7-5-1
TR 8-3
TR 8-1
TR 8-4
TR 8-2
TR 8-6
TR 8-5
KP16-4
0
50
100
150
200
METRES
AgEq g/t
+ 550
450 - 550
350 - 450
250 - 350
150 - 250
0.01 - 150
MINERALIZED DOMAINS
PROJECTED TO SECTION
FW
HW1
HW2
HW3
HW4
HW5
HW6
TRV
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
AgEq BLOCK MODEL SECTION 120 NW
November 2018

P&E Mining Consultants Inc.	Page 273 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

1,700 EL
1,600 EL
1,500 EL
1,400 EL
1,300 EL
REFERENCE LINE
SURFACE
TRI5-4
TRI4-6
TRI4-2
TRI4-4
TRI4-5
TRI5-3
TRI4-3
TRI4-8
TRI4-7
TRI4-1
TRI3-2
TRI2-2
TRI5-5
TRI5-7
TRI3-1
MINERALIZED DOMAINS PROJECTED TO SECTION
FW
HW1
HW2
HW3
HW4
HW5
HW6
TRV
AgEq g/t
+ 550
450 - 550
350 - 450
250 - 350
150 - 250
0.01 - 150
0
50
100
150
200
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
AgEq BLOCK MODEL SECTION 132 NW
November 2018

P&E Mining Consultants Inc.	Page 274 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

REFERENCE LINE
1,700 EL
1,600 EL
1,500 EL
1,400 EL
1,300 EL
SURFACE
MINERALIZED DOMAINS PROJECTED TO SECTION
FW
HW1
HW2
HW3
HW4
HW5
HW6
TRV
AgEq g/t
+ 550
450 - 550
350 - 450
250 - 350
150 - 250
0.01 - 150
0
50
100
150
200
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
AgEq BLOCK MODEL SECTION 144 NW
November 2018

P&E Mining Consultants Inc.	Page 275 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

REFERENCE LINE
1,700 EL
1,600 EL
1,500 EL
1,400 EL
1,300 EL
SURFACE
TR23-1
TR23-3
TR23-4
TR23-2
TR24-1
0
50
100
150
200
METRES
AgEq g/t
+ 550
450 - 550
350 - 450
250 - 350
150 - 250
0.01 - 150
MINERALIZED DOMAINS
PROJECTED TO SECTION
FW
HW1
HW2
HW3
HW4
HW5
HW6
TRV
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
AgEq BLOCK MODEL SECTION 150 NW
November 2018

P&E Mining Consultants Inc.	Page 276 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

516,400 E
516,600 E
516,800 E
517,000 E
517,200 E
517,400 E
517,600 E
2,297,000 N
2,296,800 N
2,296,600 N
2,296,400 N
2,296,200 N
2,296,000 N
2,295,800 N
2,295,600 N
N
MINERALIZED DOMAINS PROJECTED TO PLAN
FW
HW1
HW2
HW3
HW4
HW5
HW6
TRV
AgEq g/t
+ 550
450 - 550
350 - 450
250 - 350
150 - 250
0.01 - 150
0
100
200
300
400
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
AgEq BLOCK MODEL PLAN 1,600 EL
November 2018

Coordinate system: WGS 84 / UTM Zone 13Q

P&E Mining Consultants Inc.	Page 277 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

516,400 E
516,600 E
516,800 E
517,000 E
517,200 E
517,400 E
517,600 E
2,297,000 N
2,296,800 N
2,296,600 N
2,296,400 N
2,296,200 N
2,296,000 N
2,295,800 N
2,295,600 N
N
MINERALIZED DOMAINS PROJECTED TO PLAN
FW
HW1
HW2
HW3
HW4
HW5
HW6
TRV
AgEq g/t
+ 550
450 - 550
350 - 450
250 - 350
150 - 250
0.01 - 150
0
100
200
300
400
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
AgEq BLOCK MODEL PLAN 1,500 EL
November 2018

Coordinate system: WGS 84 / UTM Zone 13Q

P&E Mining Consultants Inc.	Page 278 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

516,400 E
516,600 E
516,800 E
517,000 E
517,200 E
517,400 E
517,600 E
2,297,000 N
2,296,800 N
2,296,600 N
2,296,400 N
2,296,200 N
2,296,000 N
2,295,800 N
2,295,600 N
N
MINERALIZED DOMAINS PROJECTED TO PLAN
FW
HW1
HW2
HW3
HW4
HW5
HW6
TRV
AgEq g/t
+ 550
450 - 550
350 - 450
250 - 350
150 - 250
0.01 - 150
0
100
200
300
400
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP,
TERRONERA PROJECT
AgEq BLOCK MODEL PLAN 1,400 EL
November 2018

Coordinate system: WGS 84 / UTM Zone 13Q

P&E Mining Consultants Inc.	Page 279 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

516,400 E
516,600 E
516,800 E
517,000 E
517,200 E
517,400 E
517,600 E
2,297,000 N
2,296,800 N
2,296,600 N
2,296,400 N
2,296,200 N
2,296,000 N
2,295,800 N
2,295,600 N
N
AgEq g/t
+ 550
450 - 550
350 - 450
250 - 350
150 - 250
0.01 - 150
MINERALIZED DOMAINS PROJECTED TO PLAN
FW
HW1
HW2
HW3
HW4
HW5
HW6
TRV
0
100
200
300
400
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
AgEq BLOCK MODEL PLAN 1,300 EL
November 2018

Coordinate system: WGS 84 / UTM Zone 13Q

P&E Mining Consultants Inc.	Page 280 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

REFERENCE LINE
1,400 EL
1,300 EL
1,200 EL
1,100 EL
1,000 EL
SURFACE
LL-16
LL-15
LL-17
LL-32
LL-15
AgEq g/t
+ 550
450 - 550
350 - 450
250 - 350
150 - 250
0.01 - 150
MINERALIZED DOMAINS
PROJECTED TO SECTION
LALUZ
LLHW
0
25
50
75
100
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT - LA LUZ DEPOSIT
AgEq BLOCK MODEL SECTION 1,150 W
Scale 1:2,000
June 2018

P&E Mining Consultants Inc.	Page 281 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

1,400 EL
1,300 EL
1,200 EL
1,100 EL
1,000 EL
REFERENCE LINE
SURFACE
LL-34
LL-33
LL-21
LL-17
LL-41
LL-18
LL-19
AgEq g/t
+ 550
450 - 550
350 - 450
250 - 350
150 - 250
0.01 - 150
MINERALIZED DOMAINS PROJECTED TO SECTION
LALUZ
LLHW
0
25
50
75
100
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT - LA LUZ DEPOSIT
AgEq BLOCK MODEL SECTION 1,400 W
Scale 1:2,000
June 2018

P&E Mining Consultants Inc.	Page 282 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

1,400 EL
1,300 EL
1,200 EL
1,100 EL
1,000 EL
REFERENCE LINE
SURFACE
LL-38
LL-41
LL-23
LL-39
AgEq g/t
+ 550
450 - 550
350 - 450
250 - 350
150 - 250
0.01 - 150
MINERALIZED DOMAINS
PROJECTED TO SECTION
LALUZ
LLHW
0
25
50
75
100
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT - LA LUZ DEPOSIT
AgEq BLOCK MODEL SECTION 1,500 W
June 2018

P&E Mining Consultants Inc.	Page 283 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

517,400 E
517,500 E
517,600 E
517,700 E
517,800 E
517,900 E
518,000 E
518,100 E
518,200 E
518,300 E
2,299,100 N
2,299,000 N
2,298,900 N
2,298,800 N
2,298,700 N
2,298,600 N
2,298,500 N
N
AgEq g/t
+ 550
450 - 550
350 - 450
250 - 350
150 - 250
0.01 - 150
MINERALIZED DOMAINS
PROJECTED TO PLAN
LALUZ
LLHW
0
50
100
150
200
250
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT - LA LUZ DEPOSIT
AgEq BLOCK MODEL PLAN 1,250 EL
June 2018

Coordinate system: WGS 84 / UTM Zone 13Q

P&E Mining Consultants Inc.	Page 284 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

517,400 E
517,500 E
517,600 E
517,700 E
517,800 E
517,900 E
518,000 E
518,100 E
518,200 E
518,300 E
2,299,100 N
2,299,000 N
2,298,900 N
2,298,800 N
2,298,700 N
2,298,600 N
2,298,500 N
N
0
50
100
150
200
250
METRES
AgEq g/t
+ 550
450 - 550
350 - 450
250 - 350
150 - 250
0.01 - 150
MINERALIZED DOMAINS
PROJECTED TO PLAN
LALUZ
LLHW
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT - LA LUZ DEPOSIT
AgEq BLOCK MODEL PLAN 1,150 EL
June 2018

Coordinate system: WGS 84 / UTM Zone 13Q

P&E Mining Consultants Inc.	Page 285 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

517,400E
517,500E
517,600E
517,700E
517,800E
517,900E
518,000E
518,100E
518,200E
518,300E
2,299,100 N
2,299,000 N
2,298,900 N
2,298,800 N
2,298,700 N
2,298,600 N
2,298,500 N
N
0
50
100
150
200
250
METRES
AgEq g/t
+ 550
450 - 550
350 - 450
250 - 350
150 - 250
0.01 - 150
MINERALIZED DOMAINS PROJECTED TO PLAN
LALUZ
LLHW
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT - LA LUZ DEPOSIT
AgEq BLOCK MODEL PLAN 1,100 EL
June 2018

Coordinate system: WGS 84 / UTM Zone 13Q

P&E Mining Consultants Inc.	Page 286 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

APPENDIX F        CLASSIFICATION BLOCK MODEL CROSS SECTIONS AND PLANS

The Terronera Deposit classification block model cross sections and plans are shown first, followed by those for the La Luz Deposit.

The coordinate system for these maps is: WGS 84 / UTM Zone 13Q.

P&E Mining Consultants Inc.	Page 287 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

REFERENCE LINE
1,700 EL
1,600 EL
1,500 EL
1,400 EL
1,300 EL
SURFACE
TR-1-1
TR-1-2
TR-1-4
TR-1-5
TR-2-1
TR-2-2
TR-2-3
TR-2-4
TR-2-5
TR-3-1
TR-3-5
0
50
100
150
200
METRES
MINERALIZED DOMAINS PROJECTED TO SECTION
FW
HW1
HW2
HW3
HW4
HW5
HW6
TRV
CLASS
INDICATED
INFERRED
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
CLASS BLOCK MODEL SECTION 108 NW
November 2018

P&E Mining Consultants Inc.	Page 288 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

REFERENCE LINE
1,700 EL
1,600 EL
1,500 EL
1,400 EL
1,300 EL
SURFACE
TR 7-3
TR 7-5-1
TR 8-3
KP16-4
TR 8-1
TR 8-4
TR 8-2
TR 8-6
TR 8-5
0
50
100
150
200
METRES
MINERALIZED DOMAINS
PROJECTED TO SECTION
FW
HW1
HW2
HW3
HW4
HW5
HW6
TRV
CLASS
INDICATED
INFERRED
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
CLASS BLOCK MODEL SECTION 120 NW
November 2018

P&E Mining Consultants Inc.	Page 289 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

REFERENCE LINE
1,700 EL
1,600 EL
1,500 EL
1,400 EL
1,300 EL
SURFACE
TRI5-4
TRI4-6
TRI4-2
TRI4-4
TRI4-5
TRI5-3
TRI4-3
TRI4-8
TRI4-7
TRI4-1
TRI5-5
TRI3-1
TRI3-2
TRI2-2
0
50
100
150
200
METRES
MINERALIZED DOMAINS PROJECTED TO SECTION
FW
HW1
HW2
HW3
HW4
HW5
HW6
TRV
CLASS
INDICATED
INFERRED
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
CLASS BLOCK MODEL SECTION 132 NW
November 2018

P&E Mining Consultants Inc.	Page 290 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

REFERENCE LINE
1,700 EL
SURFACE
1,600 EL
1,500 EL
1,400 EL
1,300 EL
0
50
100
150
200
METRES
MINERALIZED DOMAINS PROJECTED TO SECTION
FW
HW1
HW2
HW3
HW4
HW5
HW6
TRV
CLASS
INDICATED
INFERRED
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
CLASS BLOCK MODEL SECTION 144 NW
November 2018

P&E Mining Consultants Inc.	Page 291 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

REFERENCE LINE
1,700 EL
1,600 EL
1,500 EL
1,400 EL
1,300 EL
SURFACE
TR16-14
TR23-1
TR24-1
TR23-3
TR23-4
TR23-2
0
50
100
150
200
METRES
MINERALIZED DOMAINS PROJECTED TO SECTION
FW
HW1
HW2
HW3
HW4
HW5
HW6
TRV
CLASS
INDICATED
INFERRED
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
CLASS BLOCK MODEL SECTION 150 NW
November 2018

P&E Mining Consultants Inc.	Page 292 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

516,400 E
516,600 E
516,800 E
517,000 E
517,200 E
517,400 E
517,600 E
2,297,000 N
2,296,800 N
2,296,600 N
2,296,400 N
2,296,200 N
2,296,000 N
2,295,800 N
2,295,600 N
N
0
100
200
300
400
METRES
MINERALIZED DOMAINS PROJECTED TO PLAN
FW
HW1
HW2
HW3
HW4
HW5
HW6
TRV
CLASS
INDICATED
INFERRED
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
CLASS BLOCK MODEL PLAN 1,600 EL
November 2018

Coordinate system: WGS 84 / UTM Zone 13Q

P&E Mining Consultants Inc.	Page 293 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

516,400 E
516,600 E
516,800 E
517,000 E
517,200 E
517,400 E
517,600 E
2,297,000 N
2,296,800 N
2,296,600 N
2,296,400 N
2,296,200 N
2,296,000 N
2,295,800 N
2,295,600 N
N
0
100
200
300
400
METRES
MINERALIZED DOMAINS PROJECTED TO PLAN
FW
HW1
HW2
HW3
HW4
HW5
HW6
TRV
CLASS
INDICATED
INFERRED
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
CLASS BLOCK MODEL PLAN 1,500 EL
November 2018

Coordinate system: WGS 84 / UTM Zone 13Q

P&E Mining Consultants Inc.	Page 294 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

516,400 E
516,600 E
516,800 E
517,000 E
517,200 E
517,400 E
517,600 E
2,297,000 N
2,296,800 N
2,296,600 N
2,296,400 N
2,296,200 N
2,296,000 N
2,295,800 N
2,295,600 N
N
0
100
200
300
400
METRES
MINERALIZED DOMAINS PROJECTED TO PLAN
FW
HW1
HW2
HW3
HW4
HW5
HW6
TRV
CLASS
INDICATED
INFERRED
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
CLASS BLOCK MODEL PLAN 1,400 EL
Scale 1:7,000
November 2018

Coordinate system: WGS 84 / UTM Zone 13Q

P&E Mining Consultants Inc.	Page 295 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

516,400 E
516,600 E
516,800 E
517,000 E
517,200 E
517,400 E
517,600 E
2,297,000 N
2,296,800 N
2,296,600 N
2,296,400 N
2,296,200 N
2,296,000 N
2,295,800 N
2,295,600 N
N
0
100
200
300
400
METRES
MINERALIZED DOMAINS PROJECTED TO PLAN
FW
HW1
HW2
HW3
HW4
HW5
HW6
TRV
CLASS
INDICATED
INFERRED
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT
CLASS BLOCK MODEL PLAN 1,300 EL
November 2018

Coordinate system: WGS 84 / UTM Zone 13Q

P&E Mining Consultants Inc.	Page 296 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

1,400 EL
1,300 EL
1,200 EL
1,100 EL
1,000 EL
SURFACE
REFERENCE LINE
LL-08
LL-16
LL-06
LL-07
LL-32
LL-05
0
25
50
75
100
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT - LA LUZ DEPOSIT
CLASS BLOCK MODEL SECTION 1,150 W
June 2018
MINERALIZED DOMAINS PROJECTED TO SECTION
LALUZ
LLHW
CLASS
INDICATED
INFERRED

P&E Mining Consultants Inc.	Page 297 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

1,400 EL
1,300 EL
1,200 EL
1,100 EL
1,000 EL
REFERENCE LINE
SURFACE
LL-34
LL-33
LL-17
LL-41
LL-18
LL-19
0
25
50
75
100
METRES
MINERALIZED DOMAINS PROJECTED TO SECTION
LALUZ
LLHW
CLASS
INDICATED
INFERRED
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT - LA LUZ DEPOSIT
CLASS BLOCK MODEL SECTION 1,400 W
June 2018

P&E Mining Consultants Inc.	Page 298 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

1,400 EL
1,300 EL
1,200 EL
1,100 EL
1,000 EL
REFERENCE LINE
SURFACE
38
LL-4
LL-23
LL-39
0
25
50
75
100
METRES
MINERALIZED DOMAINS PROJECTED TO SECTION
LALUZ
LLHW
CLASS
INDICATED
INFERRED
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT - LA LUZ DEPOSIT
CLASS BLOCK MODEL SECTION 1,500 W
June 2018

P&E Mining Consultants Inc.	Page 299 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

517,400 E
517,500 E
517,600 E
517,700 E
517,800 E
517,900 E
518,000 E
518,100 E
518,200 E
518,300 E
2,299,100 N
2,299,000 N
2,298,900 N
2,298,800 N
2,298,700 N
2,298,600 N
2,298,500 N
N
0
50
100
150
200
250
METRES
MINERALIZED DOMAINS PROJECTED TO PLAN
LALUZ
LLHW
CLASS
INDICATED
INFERRED
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT - LA LUZ DEPOSIT
CLASS BLOCK MODEL PLAN 1,250 EL
Scale 1:4,000
June 2018

Coordinate system: WGS 84 / UTM Zone 13Q

P&E Mining Consultants Inc.	Page 300 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

517,400 E
517,500 E
517,600 E
517,700 E
517,800 E
517,900 E
518,000 E
518,100 E
518,200 E
518,300 E
2,299,100 N
2,299,000 N
2,298,900 N
2,298,800 N
2,298,700 N
2,298,600 N
2,298,500 N
N
0
50
100
150
200
250
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT - LA LUZ DEPOSIT
CLASS BLOCK MODEL PLAN 1,150 EL
Scale 1:4,000
June 2018
MINERALIZED DOMAINS PROJECTED TO PLAN
LALUZ
LLHW
CLASS
INDICATED
INFERRED

Coordinate system: WGS 84 / UTM Zone 13Q

P&E Mining Consultants Inc.	Page 301 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

517,400E
517,500E
517,600E
517,700E
517,800E
517,900E
518,000E
518,100E
518,200E
518,300E
2,299,100 N
2,299,000 N
2,298,900 N
2,298,800 N
2,298,700 N
2,298,600 N
2,298,500 N
N
0
50
100
150
200
250
METRES
P&E Mining Consultants Inc.
ENDEAVOUR SILVER CORP.
TERRONERA PROJECT - LA LUZ DEPOSIT
CLASS BLOCK MODEL PLAN 1,100 EL
Scale 1:4,000
June 2018
MINERALIZED DOMAINS PROJECTED TO PLAN
LALUZ
LLHW
CLASS
INDICATED
INFERRED

Coordinate system: WGS 84 / UTM Zone 13Q

P&E Mining Consultants Inc.	Page 302 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

APPENDIX G        DRIFT AND FILL MINING METHOD STEPS AT TERRONERA

Overview and Details

- Terronera mineralization varies from <3m to >9m
- Minimum mining width is dictated by machinery, and is assumed to be 2.4m after overbreak
- Geotechnical considerations limit maximum width, which varies from 3.0m to 5.5m depending on location
- Multiple parallel drifts on the same horizon will often be required to recover the mineralization
- In some areas, parallel lenses exist. These are treated as separate zones if the pillar between the lenses is 4m wide or more, otherwise they are incorporated into a single zone depending on financial viability.
- Cemented fill will be used where multiple parallel drifts are required to provide a stable wall for adjacent mining. To save on cement costs, where possible the smallest diameter drift will use 4% cement by mass cemented fill and the adjacent drift(s) will use uncemented rock fill.
- In areas where a temporary sill pillar is left below, 8% by mass cemented fill will be used in all parts of the block
- An escapeway will be installed at each end of the cut to allow egress from the mining block

P&E MINING CONSULTANTS INC.
Geologists and Mining Engineers

P&E Mining Consultants Inc.	Page 303 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

- Mining block is identified and initial ramp access is planned

Section View

STEP 1

Long Section View

Section View

- Attack ramp is driven and first undercut is developed outwards from the central attack ramp access.
- Due to the thickness of the vein, multiple parallel drifts are often required on the same horizon

Section View

STEP 2

Long Section View

P&E MINING CONSULTANTS INC.
Geologists and Mining Engineers

P&E Mining Consultants Inc.	Page 304 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

- An escapeway (not show) is installed at the end of the cut, which is then filled with cemented rock fill placed via LHD.
- First cut diameter is minimized to limit expenditure on cement. Other cut diameters are maximized for efficiency.

Section View
Long Section View
STEP 3

- Remaining adjacent cuts on the same horizon are mined as per Step 2, adjacent to cemented fill wall.
- A small void above the emplaced fill provides access to the escapeway if necessary until the level above is mined.

Section View
Long Section View
STEP 4

P&E MINING CONSULTANTS INC.
Geologists and Mining Engineers

P&E Mining Consultants Inc.	Page 305 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

P&E Mining Consultants Inc.	Page 306 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

- First drift is filled with cemented rock fill as per Step 3

Section View
Long Section View
STEP 7

- Adjacent drift is driven as per Step 4

Section View
Long Section View
STEP 8

P&E MINING CONSULTANTS INC.
Geologists and Mining Engineers

P&E Mining Consultants Inc.	Page 307 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

- Cycle repeats from Step 2 until block is mined out
- Unless block is above a temporary sill pillar, no more than one drift per lens on each horizon will have cement

Section View
STEP X

Long Section View

P&E MINING CONSULTANTS INC.
Geologists and Mining Engineers

P&E Mining Consultants Inc.	Page 308 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

APPENDIX H        DRIFT AND FILL RESUE MINING AT LA LUZ

Overview and Details

- La Luz mineralization varies in thickness from <0.5m to >1.1m
- Minimum mining width is 0.9m, assumed to overbreak to 0.95m
- Equipment requires a drift with a minimum width of 2.4m
- First cut of a block is driven as a standard 2.4m wide development drift
- All other cuts are slashed out from below with a jumbo
- To minimize dilution, a jumbo will be used to drill upholes in the back from the cut below into the mineralized zone
- Mineralized material will be blasted out and will fall into the lower cut, where it will be mucked out
- After supporting the blasted area, the waste required to open the overhead cut will be drilled out and blasted into the cut below
- An escapeway will be installed at the end of the cut to allow egress from the mining block
- Because the undercut volume is greater than the volume of blasted waste, material will need to be hauled in to create a floor for the cut above
- Cemented fill will be used where a temporary sill pillar is being left in the block below, otherwise rockfill will be used

P&E MINING
CONSULTANTS INC.
Geologists and Mining Engineers

P&E Mining Consultants Inc.	Page 309 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

- Mining block is identified and initial central ramp access is planned

Section View
STEP 1

Long Section View
Section View

- Attack ramp is driven and first undercut is developed outwards from the central attack ramp access.
- Material recovered during development is treated as ore

Section View
STEP 2

Long Section View

P&E MINING CONSULTANTS INC.
Geologists and Mining Engineers

P&E Mining Consultants Inc.	Page 310 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

- Jumbo is used to drill off ore section of the cut overhead (approx. 0.9m wide).
- Ore section is blasted out and falls into open cut below. Blasts are approximately 25m long.

Section View
STEP 3
Long Section View

- Ore is mucked out from cut below and the overhead trench is supported and screened.

Section View
STEP 4
Long Section View

P&E MINING CONSULTANTS INC.
Geologists and Mining Engineers

P&E Mining Consultants Inc.	Page 311 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

- Jumbo is used to drill off waste sections beside removed ore to widen cut to 2.4m wide.
- Waste is blasted out and falls into open cut below. Blasts are approximately 25m long.
- Waste is left in lower cut to form the floor of the next cut.
- Attack ramp back is slashed out to provide access to the next cut.
- Escapeway culvert is installed at each end of the block (not shown).

Section View

STEP 5

Long Section View

P&E MINING CONSULTANTS INC.
Geologists and Mining Engineers

P&E Mining Consultants Inc.	Page 312 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

- LHD brings in fill (tailings or waste rock) to level floor for next cut.
- If block is above a temporary sill pillar, all waste is excavated by LHD and replaced with cemented rock fill
- After floor is complete, ground support is installed in walls and back.

Section View
STEP 6
Long Section View

P&E MINING CONSULTANTS INC.
Geologists and Mining Engineers

P&E Mining Consultants Inc.	Page 313 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

- Cycle repeats from Step 3 progressing up the mining block.

Section View
STEP X

Long Section View

P&E MINING CONSULTANTS INC.
Geologists and Mining Engineers

P&E Mining Consultants Inc.	Page 314 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

APPENDIX I        PROCESS PLANT AND FILTER PLANT PLANS AND SECTIONS

P&E Mining Consultants Inc.	Page 315 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TABLE No. 1
TOPOGRAPHICAL COORDINATES
REQUIRED POLYGON
IMPACTED AREA
TABLE No. 4
LOCATION OF EXPLOTATION
DRILLING HOLES FOR
GEOTECHNICAL
TABLE No. 2
PROJECT DATA
TABLE No. 2 A
PROJECT DATA
TABLE No. 3
MINERAL STORAGE
WATER STORAGE TANKS
MILLING
CRUSHING
COARSE ORE STORAGE SHED
COARSE ORE STORAGE
LAYOUT
ABREVIATIONS
LEGEND
NOTES:
PFS APPROVED
PMICSA
ENDEAVOUR SILVER CORP.
PFS ENGINEERING
"TERRONERA"
1,500 MTPD MILLING CAPACITY
PROCESSING PLANT
GENERAL ARRANGEMENT
LAYOUT
1,500 MTPD MILLING CAPACITY
ENDEAVOUR

P&E Mining Consultants Inc.	Page 316 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

COARSE ORE STORAGE AREA CAP. 12,000 TONS.
MINERAL STORAGE SHED CAP. 2,000 TONS.
PRIMARY CRUSHING
VIEW 1-1
SCALE 1:200
PRIMARY CRUSHING
SECONDARY CRUSHING
ASSEMBLY LINE "A"
ABBREVIATIONS
FINE ORE STORAGE BIN 1500 TONS CAP.
LABORATORY
NOTES:
PFS APPROVED
ENDEAVOUR SILVER CORP.
PFS ENGINEERING
"TERRONERA"
1,500 MTPD MILLING CAPACITY
PROCESSING PLANT
GENERAL ARRANGEMENT
VIEW 1
ENDEAVOUR SILVER

P&E Mining Consultants Inc.	Page 317 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

MILLING
TAILINGS THICKENER
FINE ORE STORAGE BIN
ROAD
VIEW 3-3

FLOTATION
OFFICES M.C.C. & SUBSTATION
ROAD
VIEW 4-4

ABBREVIATIONS

NOTES:

1.- MEASUREMENTS IN MILLIMETERS.
2.- LISTED SCALE
3.- ELEVATION IN METERS, REFERED ABOVE MEDIUM SEA LEVEL.

PFS APPROVED

DRAWN BY	J. H. G. S.
DESIGNED BY	J.H.G.S./C.C.M.
CHECKED BY	C. C. M.
CLIENT APPR.	

ENDEAVOUR SILVER CORP.

PFS ENGINEERING

PROJECT: "TERRONERA" 1,500 MTPD MILLING CAPACITY PROCESSING PLANT

DESCRIPTION: GENERAL ARRANGEMENT VIEWS 3 & 4.

AUTHORIZATION	AREA	DISCIPLINE	NUMBER	REV.
	000	01	04	0

PMICSA

ENDEAVOUR SILVER

P&E Mining Consultants Inc.	Page 318 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

TRUCK SCALE
PRIMARY CRUSHING
VIEW 7-7
MINERAL STORAGE SHED AREA CAP. 2,000 TONS.
PLANT WAREHOUSE
TRUCK SCALE
PRIMARY CRUSHING
VIEW 8-8
ABBREVIATIONS

NOTES:

1.- MEASUREMENTS IN MILLIMETERS.
2.- LISTED SCALE
3.- ELEVATION IN METERS, REFERED ABOVE MEDIUM SEA LEVEL.

PFS APPROVED

ENDEAVOUR SILVER CORP.

PFS ENGINEERING

"TERRONERA"
1,500 MTPD MILLING CAPACITY
PROCESSING PLANT

GENERAL ARRANGEMENT
VIEWS 7 & 8.

AREA	DISCIPLINE	NUMBER	REV.
000	01	06	0

ENDEAVOUR SILVER

P&E Mining Consultants Inc.	Page 319 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351

ROAD
TAILINGS
FILTRATION
LEGEND
ABBREVIATIONS
NOTES
PLAN VIEW
ISSUED
FOR REVIEW
ENDEAVOR SILVER CORP.
"TERRONERA"
1,500 MTPD MILLING CAPACITY
GENERAL ARRANGEMENT
FILTRATION OF THE TAILINGS
PLAN VIEW
500
01
01

P&E Mining Consultants Inc.	Page 320 of 320
Endeavour Silver Corp., Terronera Project, Report No. 351